As submitted confidentially with the Securities and Exchange Commission on July 16, 2021

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Portillo’s Inc.

(Exact name of registrant as specified in its charter)

Delaware	5812	87-1104304
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2001 Spring Road, Suite 400

Oak Brook, IL 60523

(630) 954-3773

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Michelle G. Hook

Chief Financial Officer

2001 Spring Road, Suite 400

Oak Brook, IL 60523

(630) 954-3773

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Alexander D. Lynch, Esq. Merritt S. Johnson, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000 (Phone) (212) 310-8007 (Fax)	Susan B. Shelton, Esq. General Counsel and Secretary 2001 Spring Road, Suite 400 Oak Brook, IL 60523 (630) 954-3773	Marc D. Jaffe, Esq. Ian D. Schuman, Esq. Adam J. Gelardi, Esq. Latham & Watkins LLP 1271 Avenue of Americas New York, New York 10020 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee(3)
Class A common stock, $0.01 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933, as amended.
(2)	Includes shares of Class A common stock that may be issuable upon exercise of an option to purchase additional shares granted to the underwriters.
(3)	To be paid in connection with the initial filing of the registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated                  , 2021

PRELIMINARY PROSPECTUS

             Shares

Portillo’s Inc.

Class A Common Stock

This is an initial public offering of Class A common stock by Portillo’s Inc. We are offering              shares of our Class A common stock. Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price per share will be between $         and $        .

We intend to apply to have our Class A common stock listed on                  under the symbol “                .”

Following this offering, we will have two classes of common stock: Class A common stock and Class B common stock. Each share of Class A common stock and Class B common stock entitles its holder to one vote on all matters presented to our stockholders generally. All of our Class B common stock will be held by the Continuing Pre-IPO LLC Members (as defined herein) on a one-to-one basis with the number of LLC Units (as defined herein) they own. See “Description of Capital Stock.” Immediately following this offering, the holders of our Class A common stock issued in this offering collectively will hold     % of the economic interests in the Company and     % of the voting power in the Company, the Reorganization Parties (as defined herein), through their ownership of our Class A common stock, collectively will hold     % of the economic interests in the Company and     % of the voting power in the Company, and the Continuing Pre-IPO LLC Members, through their ownership of all of our outstanding Class B common stock, collectively will hold no economic interest in the Company and the remaining     % of the voting power in the Company. See “Organizational Structure—Holding Company Structure and the Tax Receivables Agreements.” As a result, the Reorganization Parties and Continuing Pre-IPO LLC Members will, together, be able to control any action requiring the general approval of our stockholders, including the election of our Board of Directors (the “Board”), the adoption of amendments to our certificate of incorporation and bylaws and the approval of any merger or sale of the Company or substantially all of our assets. See “Management.”

We intend to use all of the net proceeds from this offering (including from any exercise by the underwriters of their option to purchase additional shares of Class A common stock) to purchase newly issued LLC Units from Portillo’s OpCo (as defined herein). The foregoing purchases of LLC Units will be at a price per unit equal to the public offering price per share of Class A common stock in this offering, less the underwriting discount. Portillo’s OpCo currently intends to use the proceeds it receives from this offering to first repay the redeemable preferred LLC units in full and then, if any proceeds remain, repay a portion of the borrowings outstanding under the Credit Facilities (as defined herein). See “Use of Proceeds” and “Certain Relationships and Related Party Transactions.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.” After the completion of this offering, we expect to be a “controlled company” within the meaning of the corporate governance standards of the                 .

Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” on page 26.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for additional information regarding underwriter compensation.

We have granted the underwriters an option to purchase up to an additional              shares from us at the initial public offering price less the underwriting discount at any time within 30 days from the date of this prospectus. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $        , and the total proceeds to us, before expenses, will be $        .

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment in New York, New York on                  , 2021.

Jefferies	BofA Securities	Piper Sandler

The date of this prospectus is                  , 2021.

You should rely only on the information contained in this prospectus or in any free writing prospectus we may specifically authorize to be delivered or made available to you. Neither we nor the underwriters (or any of our or their respective affiliates) have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters (or any of our or their respective affiliates) take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters (or any of our or their respective affiliates) are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We and the underwriters have not done anything that would permit this offering or the possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside the United States. See “Underwriting.”

i

Basis of Presentation

We use a 52- or 53-week fiscal year ending on the Sunday prior to December 31, effective beginning with the first quarter of 2019. In a 52-week fiscal year, each quarterly period is comprised of 13 weeks. The additional week in a 53-week fiscal year is added to the fourth quarter. We believe the difference in reporting periods does not have a material impact on comparability. Fiscal 2020, 2019 and 2018 each consisted of 52 weeks.

Trademarks and Trade Names

We own or have the rights to use various trademarks, trade names and service marks, including “Portillo’s” and various logos used in association with our name. Solely for convenience, any trademarks, trade names, service marks or copyrights referred to or used herein are listed without the applicable ©, ® or ™ symbol, but such references or uses are not intended to indicate, in any way, that we, or the applicable owner, will not assert, to the fullest extent under applicable law, our or their, as applicable, rights to these trademarks, trade names, service marks and copyrights. Other trademarks, trade names, service marks or copyrights of any other company appearing in this prospectus are, to our knowledge, the property of their respective owners.

Market and Industry Information

Unless otherwise indicated, market data and industry information used throughout this prospectus is based on management’s knowledge of the industry and the good faith estimates of management. We also relied, to the extent available, upon management’s review of independent industry surveys and publications and other publicly available information prepared by a number of sources, including Service Management Group (“SMG”) and Technomic. All of the market data and industry information used in this prospectus involves a number of assumptions and limitations and you are cautioned not to give undue weight to such estimates. Although we believe that these sources are reliable, neither we nor the underwriters can guarantee the accuracy or completeness of this information and neither we nor the underwriters have independently verified this information. Additionally, from time to time, these sources may change their input information or methodologies, which may change the related results. While we believe the estimated market position, market opportunity and market size information included in this prospectus is generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise. Projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in our estimates and beliefs and in the estimates prepared by independent parties.

Certain Definitions

As used in this prospectus, unless otherwise noted or the context requires otherwise:

•	“Amended LLC Agreement” refers to the limited liability company agreement of Portillo’s OpCo, as in effect at the time of this offering.

•	“Berkshire” refers to Berkshire Partners LLC, a private equity firm.

•

“Blocker Companies” refers to entities treated as corporations for U.S. tax purposes that hold LLC Units prior to the Reorganization Transactions (as defined herein) (individually, each a “Blocker Company”).

•

“Continuing Pre-IPO LLC Members” refers to the Pre-IPO LLC Members who will retain their equity ownership in Portillo’s OpCo in the form of LLC Units immediately following the consummation of the Reorganization Transactions.

•	“LLC Units” has the meaning given in “Prospectus Summary—Organizational Structure.”

•	“Mergers” has the meaning given in “Prospectus Summary—Organizational Structure.”

•	“Pre-IPO LLC Members” refers to the pre-IPO owners that directly (or indirectly through a Blocker Company) hold LLC Units immediately prior to the consummation of the Reorganization Transactions.

•

“Portillo’s,” the “Company,” “our company,” “we,” “us” and “our” refer (i) prior to the consummation of the Reorganization Transactions described under “Organizational Structure—The Reorganization Transactions,” to Portillo’s OpCo and its subsidiaries and (ii) after the Reorganization Transactions described under “Organizational Structure—The Reorganization Transactions,” to Portillo’s Inc., Portillo’s OpCo and their subsidiaries.

•	“Portillo’s OpCo” refers to PHD Group Holdings LLC, a Delaware limited liability company, and, following the Reorganization Transactions, a subsidiary of Portillo’s Inc.

•	“Reorganization Parties” has the meaning given in “Prospectus Summary—Organizational Structure.”

•	“Reorganization Transactions” has the meaning given in “Prospectus Summary—Organizational Structure.”

•	“Sponsor” refers to Berkshire.

•	“Tax Receivable Agreement” refers to the tax receivable agreement entered into with the TRA Parties.

•	“TRA Parties” refers to, collectively, the Continuing Pre-IPO LLC Members, the Reorganization Parties, and any future party to the Tax Receivable Agreement.

Non-GAAP Financial Measures

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”). We also supplement our consolidated financial statements with the following non-GAAP financial measures in this prospectus: Adjusted EBITDA, Adjusted EBITDA Margin, Restaurant-Level EBITDA and Restaurant-Level EBITDA Margin. See “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial and Other Data.”

Key Metrics

Same-Restaurant Sales

Same-restaurant sales is the percentage change in year-over-year revenue (excluding gift card breakage) for the comparable restaurant base, which is defined as the number of restaurants open for at least 24 full fiscal months (the “Comparable Restaurant Base”). At the end of fiscal 2020, there were 57 restaurants in the Comparable Restaurant Base.

An increase or decrease in same-restaurant sales is the result of changes in restaurant traffic and average guest check. We gather daily sales data and regularly analyze the restaurant traffic counts and the mix of menu items sold to aid in developing menu pricing, product offerings and promotional strategies designed to produce sustainable same-restaurant sales.

New Restaurant Openings

New restaurant openings are central to growing our footprint and executing our growth strategy. We have never closed a restaurant in our 58-year history.

Potential new restaurant sites are typically identified and evaluated at least 18 months prior to opening. New restaurant opening dates trigger advance staff recruiting and training, in addition to the relocation of experienced general managers from existing restaurants and other pre-opening expenses.

The total number of new restaurants per year and the timing of new restaurant openings has, and will continue to have, an impact on our results of operations.

Average Unit Volume (“AUV”)

AUV is the total revenue (excluding gift card breakage) recognized in the Comparable Restaurant Base, divided by the number of restaurants in the Comparable Restaurant Base during the period.

An increase or decrease in AUV is the result of changes in restaurant traffic and average guest check. We gather daily sales data and regularly analyze the restaurant traffic counts and the mix of menu items sold to aid in developing menu pricing, product offerings and promotional strategies designed to produce sustainable AUV. Historically, when opening restaurants in new markets outside of Chicagoland, we experience higher revenues in the first year of operation with a decline in revenues in the second year. After the second year, we have experienced growth in revenues in the third year and beyond as the restaurant and brand continue to grow awareness in those markets.

Restaurant-Level EBITDA and Restaurant-Level EBITDA Margin

Restaurant-Level EBITDA is defined as revenue, less restaurant operating expenses, which include cost of goods sold, excluding depreciation and amortization, labor expenses, occupancy expenses and other operating expenses. Restaurant-Level EBITDA excludes corporate level expenses, pre-opening expenses and depreciation and amortization on restaurant property and equipment. Restaurant-Level EBITDA Margin represents Restaurant-Level EBITDA as a percentage of revenue. Restaurant-Level EBITDA and Restaurant-Level EBITDA Margin are not required by, nor presented in accordance with GAAP. Rather, Restaurant-Level EBITDA and Restaurant-Level EBITDA Margin are supplemental measures of operating performance of our restaurants and our calculations thereof may not be comparable to similar measures reported by other companies. We believe that Restaurant-Level EBITDA and Restaurant-Level EBITDA Margin are important measures to evaluate the performance and profitability of our restaurants, individually and in the aggregate. Restaurant-Level EBITDA and Restaurant-Level EBITDA Margin have limitations as analytical tools and should not be considered as a substitute for analysis of our results as reported under GAAP. For a reconciliation of income before interest expense, the most directly comparable GAAP measure, to Restaurant-Level EBITDA, see “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial and Other Data.”

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA represents net income before depreciation and amortization, interest expense and income taxes, adjusted for the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing core operating performance as identified in the reconciliation of net income, the most directly comparable GAAP measure, to Adjusted EBITDA, included in “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial and Other Data.” Adjusted EBITDA Margin represents Adjusted EBITDA as a percentage of total revenues. We use Adjusted EBITDA and Adjusted EBITDA Margin (i) to evaluate our operating results and the effectiveness of our business strategies, (ii) internally as benchmarks to compare our performance to that of our competitors and (iii) as factors in evaluating management’s performance when determining incentive compensation.

We believe that Adjusted EBITDA and Adjusted EBITDA Margin are important measures of operating performance because they eliminate the impact of expenses that do not relate to our core operating performance.

Adjusted EBITDA and Adjusted EBITDA Margin are supplemental measures of operating performance and our calculations thereof may not be comparable to similar measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA Margin have important limitations as analytical tools and should not be considered in isolation as substitutes for analysis of our results as reported under GAAP.

v

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and may not contain all of the information you should consider before investing in our Class A common stock. Before making an investment decision, you should read this entire prospectus, including our consolidated financial statements and the related notes included elsewhere herein. You should also carefully consider the information set forth under “Risk Factors” beginning on page 26. In addition, certain statements in this prospectus include forward-looking information that is subject to risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.”

Portillo’s: Prepare to Get Obsessed

Portillo’s serves iconic Chicago street food through high-energy, multichannel restaurants designed to ignite the senses and create a memorable dining experience. Since our founding in 1963 in a small trailer which Dick Portillo called “The Dog House,” Portillo’s has grown to become a treasured brand with a passionate (some might say obsessed) nationwide following. Our diverse menu features all-American favorites such as Chicago-style hot dogs and sausages, Italian beef sandwiches, chopped salads, burgers, crinkle-cut french fries, homemade chocolate cake and milkshakes. We create a consumer experience like no other by combining the best attributes of fast casual and quick service concepts with an exciting energy-filled atmosphere and restaurant model capable of generating tremendous volumes. Nearly all of our restaurants were built with double lane drive-thrus and have been thoughtfully designed with a layout that accommodates a variety of access modes including dine-in, carryout / curbside, delivery and catering in order to quickly and efficiently serve our guests. As of June 30, 2021, we owned and operated 67 Portillo’s restaurants across nine states. Our restaurants generated best-in-class AUVs and Restaurant-Level EBITDA Margins of $7.7 million and 26.8% in 2020, respectively.

No matter how our guests order from us, our highly productive kitchens and team members consistently serve high-quality food and deliver a memorable guest experience. We believe the combination of our craveable food, multichannel sales model, dedication to operational excellence, and a distinctive culture driven by our team members gives us a competitive advantage and allows us to generate the highest AUVs and traffic per restaurant among fast casual and quick service restaurants. In 2019, the average Portillo’s restaurant generated:

•	Drive-thru sales of $3.4 million, more than double the throughput of McDonald’s 2019 average drive thru;

•	Dine-in sales of $4.0 million, greater than Chipotle’s 2019 total AUV of $2.2 million; and

•	Delivery sales in excess of $500,000, which is approximately 80% of Domino’s 2019 average delivery volume.

Each Portillo’s location on average served over 900,000 guests in 2019, based on our average per-guest spend of approximately $9.30 and our AUVs of approximately $8.7 million. Our restaurants are buzzing with the energy and excitement of our team members and guests that bring everyone together, from single diners to large groups, around great food, drinks and fun. Our restaurants have attracted a growing cult-like following that has enabled us to thrive across a variety of suburban and urban trade areas around the country. All of our restaurants are profitable, and we are proud to have never closed a restaurant in our 58-year history.

We believe our unique brand experience, passionate following, and compelling everyday value proposition drive strong operating results, as illustrated by the following:

•	Opened 15 new restaurants across 9 states from January 1, 2018 through June 30, 2021

•	Grew our industry-leading Restaurant-Level EBITDA Margin by 190 basis points from 24.9% in Fiscal 2018 to 26.8% in Fiscal 2020

•	Grew net income from $5 million in Fiscal 2018 to $12 million in Fiscal 2020

•	Grew Adjusted EBITDA from $81 million in Fiscal 2018 to $90 million in Fiscal 2020

($ in Millions)
Restaurants	Total Revenue	Restaurant-Level EBITDA (Margin)*	Net Income	Adjusted EBITDA (Margin)*

(*)	Please see “—Summary Historical and Pro Forma Consolidated Financial and Other Data” for a reconciliation of the above non-GAAP financial measures to their most directly comparable GAAP measure.

Our Competitive Strengths

We believe the following strengths separate us from our competitors and serve as the foundation for our continued growth:

Values-Driven, People-Centered Culture. People are the heart of Portillo’s. We hire and train great people who can turn their obsession into a profession. Our team members are passionate about our food, love our guests, and call their teammates “family.” Our people-centric culture is about working together to deliver an exceptional experience for our guests, while operating with the fun-loving energy that drives the exciting atmosphere within our busy restaurants. Our Portillo’s team members bring our brand to life through their commitment to our values:

“Family” – We work together to make everyone feel at home, and we step up when someone needs help

“Greatness” – We are obsessed with being the best and work hard to continuously improve. Our greatness is rooted in Quality, Service, Attitude and Cleanliness (“QSAC”)

“Energy” – We move with urgency and passion, while maintaining attention to detail

“Fun” – We entertain our guests, we connect authentically, and we make each other smile

During the COVID-19 pandemic, we prioritized the health and safety of our team members who in turn helped our business not only survive but thrive. We chose to not lay off or furlough any team members, and instead invested in them with a focus on cross-training additional skills, which enabled us to increase capacity in our off-premises channels and drive operating efficiencies. We acted quickly to provide paid leave, personal protective equipment and setup a “Wellness Team” to advise on and monitor the well-being of our teams. Additionally, we provided 100% meal discounts and gift cards to every team member throughout the COVID-19 pandemic and funded bonuses to field managers. We also launched a Company foundation called “The Heart of Portillo’s Fund” to support team members facing challenging personal situations.

We work with each team member to build a personal development plan and a corresponding training plan to support their professional development at Portillo’s. We view this investment as a fundamental aspect of our company and key to our growth as it enables us to deliver a consistently memorable experience for our guests and build a pipeline of leaders to drive the success of our future restaurant openings.

We are proud that Portillo’s was recently ranked the #1 restaurant company on America’s 2021 Best Midsized Employers by Forbes magazine.

An Iconic and Beloved Brand with Obsessed, Lifelong Fans. Portillo’s captures the hearts, minds and stomachs of its guests with every meal. In the 58 years since Dick Portillo opened his first hot dog stand, Portillo’s has grown to become an iconic restaurant brand with a national following. Our menu features something for everyone and appeals to a broad demographic that enables our restaurants to thrive across diverse trade areas and generate strong and balanced volumes across multiple dayparts, weekdays and occasions. Our new restaurant openings draw massive crowds of passionate fans who line up overnight with lines stretching around the block. Additionally, we have received numerous accolades, including recognition as the “#1 Fast Casual Restaurant in the U.S.” by Trip Advisor.

We have a very engaged and passionate following on social media. As of June 8, 2021, our average Facebook post generates 10x more engagement than the average restaurant brand post, while our average Twitter post generates 40x more engagement than the average restaurant brand post based on industry research. Many of our fans beg us through social media to bring a Portillo’s restaurant to their city (and we have received similar pleas from mayors), which we believe is indicative of the passion of our guests and the demand for more Portillo’s locations across the country. In a similar vein, we have operated a direct shipping business for over 20 years, shipping a select menu of our most popular offerings to all 50 states, which provides us with an additional channel to build our national brand presence. In the past five years we have shipped 2.7 million sandwiches

(Italian beef, sausages and hot dogs) via our own direct-to-consumer direct shipping channel across all 50 states, creating fans all over the country.

Distinctive, Diverse High-Quality Menu. Our menu offers something for everyone. We obsess over each and every ingredient and curate our menu to ensure that each item receives high marks from our guests and meets our rigorous quality standards. Our Italian beef sandwiches feature high-quality beef slow roasted for four hours, thinly sliced, served on freshly baked Turano French bread and dipped in hot gravy with a proprietary blend of spices perfected over 50 years and designed to deliver an amazing flavor. Our Chicago-style hot dogs feature mustard, relish, freshly chopped onion, sliced red ripe tomatoes, a kosher pickle and sport peppers piled high onto a perfectly steamed poppy seed bun, all finished with a few shakes of savory celery salt. Guests also love our craveable crinkle-cut french fries that are cooked in beef tallow resulting in a perfectly salted, crispy outside with a soft inside. Lastly, for those craving something sweet, our famous homemade fluffy chocolate cakes are baked with love each morning in every restaurant and generously iced with rich chocolate frosting.

Everyone can be satisfied with a visit to one of our restaurants as demonstrated by our sales mix with no single menu category accounting for more than 23% of sales in 2020. As an example of how our guests order across our menu, we sold on average more than $600,000 worth of salad per restaurant in 2020. Menu variety is a major motivator for guests and the difference with Portillo’s is, no matter what someone is craving, we have something for them.

2020 Sales Mix

Robust Multichannel Sales Capabilities. Our restaurants are designed to provide speed and convenience across multiple sales channels including drive-thru, dine-in, carryout/curbside, delivery and catering. We also serve guests outside our footprint through our website for direct shipping. In each restaurant, our high-energy, passionate team members deliver exceptional customer service to our guests whether they dine in one of our restaurants or order through the drive-thru where team members personally take and deliver orders car-side. At the onset of the COVID-19 pandemic, we quickly adapted to sales shifts and cross-trained our team members to allow us to significantly increase our drive-thru sales from $3.4 million per restaurant in 2019 to

$5.3 million in 2020 and enhance our third-party delivery and self-delivery channels and capabilities. Since nearly all of our restaurants were purpose built with a double lane drive-thru and sizable parking areas to handle our large volumes, we were able to quickly respond to sales shifts without structural changes to our sites. In a world where customers increasingly value convenience and optionality, our longstanding multichannel expertise positions Portillo’s to continue to succeed and grow market share.

Average Restaurant Sales by Channel ($ Millions)

Note: Excludes catering sales.

Energetic Restaurant Atmosphere that Engages the Senses. While our operating model is focused on getting delicious, made-to-order food to our guests quickly, the Portillo’s atmosphere makes the experience even more than a delicious meal. When guests walk into a Portillo’s, they get an experience completely different than a typical chain restaurant visit. Our restaurants engage all the senses to create a fun, relaxed and memorable occasion.

Our dining areas evoke nostalgia and local influences. No two Portillo’s are alike. Each of our restaurants has its own themed décor ranging from a 1930’s prohibition motif to a ‘50s jukebox, to a 1970’s hippie bus. The period music ties to the theme, from ragtime to doo wop to disco. No detail is too small, be it lighting, signage or even the stars subtly sparkling on the ceiling. Each restaurant also draws design elements from the community. The layouts create spaces comfortable for individual diners, families, large groups, and even wedding parties.

Beyond the space itself, the energy of a Portillo’s is unique. Our guests can see into our huge, open kitchens, where their meals are prepared right before their eyes. The smells of burgers broiling, french fries frying, and beef simmering emanate from the kitchen. Each completed meal is announced with a fun rhyme (“Number two, we got you”; “Number seven, welcome to Portillo’s heaven”). But the most important element of the energy is the enthusiasm of the scores of other guests who are all excited to be there and enjoying their Portillo’s. We want every guest that visit’s Portillo’s to leave with a memorable experience, a satiated appetite and a desire to return.

An Incredible, Everyday Value Proposition. Portillo’s redefined the fast casual and quick service value propositions by combining high-quality, craveable food served at incredible speed with multichannel convenience all inside a differentiated, energy-filled atmosphere. We do not discount and rarely engage in price promotion of our products. Instead, we provide an exceptional value to our guests every day. We believe the combination of our craveable food made with high-quality ingredients, served fast however you want it, in an engaging atmosphere by our passionate team members—all at an affordable per-person spend of approximately $9.30—will continue to sustain and grow our volumes.

Proven Portability and Strong Unit Economics. Our concept is successful across diverse markets throughout the United States. As of June 30, 2021, we had 67 restaurants open across nine states including Illinois, Arizona, Indiana, Florida, Iowa, Minnesota, Wisconsin, Michigan and California in a variety of urban and suburban trade areas. Our broadly appealing menu and everyday value caters to a variety of customers and occasions as evidenced by our balanced daypart mix with nearly equal lunch and dinner revenues, as well as a balanced weekday sales mix.

As we increase our brand awareness and guest following outside Chicagoland, we believe our restaurants will be even better positioned to consistently grow volumes over time, as evidenced by the performance of our Chicagoland restaurants.

Our team members’ focus on operational excellence enables our restaurants to drive exceptional throughput, creating substantial volumes and profitability. Restaurants in our Chicagoland market have AUVs of approximately $9.6 million and Restaurant-Level EBITDA Margins of 28%, while restaurants outside of Chicagoland have AUVs of approximately $6.2 million and Restaurant-Level EBITDA Margins of 20% as of 2019. As we continue to grow and open new units, our new restaurant model targets AUVs of $                 million and Restaurant-Level EBITDA Margins in excess of     % in the             year of operation with targeted cash-on-cash returns in excess of     %.

Visionary Leadership Team. Our iconic brand, values-driven culture and growth strategies are guided by our highly experienced senior management team, led by our Chief Executive Officer Michael Osanloo. Mr. Osanloo joined Portillo’s in 2018 and has over 25 years of leadership experience, having previously served as CEO of P.F. Chang’s and EVP of Kraft Foods. In addition to Mr. Osanloo, we have a talented team of industry veterans leading the organization including Chief Financial Officer, Michelle Hook, previously VP of Finance, FP&A and IR at Domino’s; Chief Operating Officer, Derek Pratt whose prior experience includes VP-level operations roles at McDonald’s and Starbucks; Chief Human Resource Officer, Jill Waite, former executive at 24 Hour Fitness and Sephora; and Chief Development and Supply Chain Officer, Sherri Abruscato, a 43-year Portillo’s veteran. Under Mr. Osanloo and the executive team’s leadership, we have made significant investments in our brand, people, culture, systems, and infrastructure. We believe our experienced management team is a key driver of our success and positions us well for long-term growth.

Our Growth Strategies

We believe we are well-positioned to take advantage of significant growth opportunities due to our values-driven culture, highly trained and passionate team members, differentiated brand experience and best-in-class AUVs and margins which drive impressive unit economics. We plan to expand our business by executing on the following growth strategies:

Expand Our Restaurant Base. We are in the early stages of our nationwide growth with 67 locations across nine states as of June 30, 2021. From November 2020 through the end of 2021, we will have opened restaurants in Illinois, Michigan, Florida and Arizona and target opening a total of new restaurants. Over the long term, we plan to increase our number of restaurants by approximately     % annually. Our near-term restaurant growth strategy is focused on leveraging our proven unit economic model primarily in adjacent and national markets outside Chicagoland with favorable macro-economic tailwinds where we already have a presence. We will also add select new restaurants in the Chicagoland market. We utilize a data driven approach with our real estate team to identify optimal sites and curate a high-quality restaurant pipeline. Given our leading volumes and the size of our restaurants, we typically do not compete for real estate with quick service or fast casual concepts and tend to be a tenant of choice by landlords due to the significant traffic going through our restaurants. People are key to our growth, which is why we have invested in creating professional development plans for our team members to ensure a steady flow of Portillo’s trained managers who are ready to staff our new restaurants. Additionally, we have established multiple new restaurant opening teams, which allow us to support our future pace of openings while driving new restaurant opening success. We have a substantial runway for growth with a long-term opportunity to grow to more than 600 restaurants domestically and are well-positioned for global growth in the future.

Increase Our Same-Restaurant Sales. We aim to continue delivering an outstanding value proposition to our guests and enhance our experience to grow our volumes. We believe the following initiatives will drive same-restaurant sales growth.

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Deliver a Consistently Outstanding Guest Experience. In our business, the best way to drive a return visit is to provide our guests a consistently fantastic experience when they visit our restaurants or eat our food. Therefore, our relentless focus on operational excellence enables us to drive significant throughput in our restaurants, provide a one-of-a-kind experience and a compelling everyday value proposition to our guests and thereby drive increased customer trial and frequency.

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Purposeful Menu Enhancements. We are maniacal about quality and crave-ability when it comes to our menu. We are constantly studying ways to further enhance our existing offerings while thoughtfully adding new high-quality items. We are also disciplined in maintaining the number of options on our menu. When a new item earns its way onto our menu, we often replace an existing item to maintain our operational efficiency. We believe this purposeful enhancement drives increased guest frequency and reinforces our everyday value proposition that is key to our success.

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Increase Brand Awareness Through Non-Traditional and Social Marketing. Portillo’s does not rely on mass media advertising or promotion to drive traffic to our restaurants. We actively engage our fans and guests through a dynamic social media effort that includes email, Twitter, Instagram, TikTok, Facebook, and other platforms. Our social media activity generates significant engagement with our guests and provides our most passionate fans an opportunity to share their enthusiasm with their followers. Portillo’s has dedicated Field Marketing Managers for each market that supplement our engaging social media efforts. These managers are involved in local restaurant marketing and assist in the preparation of new openings including coordinating “sneak peek” visits and organizing visits from “The Beef Bus,” our food truck, to create excitement and awareness, and donating meals to community members including first responders and coordinating events with local media. After opening, our operations and field marketing teams continue to support brand awareness and drive sales by developing local partnerships with sports teams, such as our vending partnership with the Tampa Bay Lightning and hosting local community events and fundraisers in our restaurants.

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Enhance Our Off-Premises Guest Experience. We have always been committed to providing our guests with our delicious food however and whenever they want it. We are currently testing a third drive-thru lane for guests who have digitally pre-paid for their orders to enhance speed of service and further increase our capacity during peak times. We are also developing geo-fencing capabilities to support our curbside pick up operations and provide additional convenience for our guests who place orders through our mobile app and website. Additionally, we will continue to invest in targeted digital advertising to drive demand and direct orders through our app and website to further drive sales across all channels.

Leverage Our Infrastructure to Drive Profitability. Our attractive business model generates strong operating margins and cash flow. We constantly focus on restaurant-level operations while ensuring that we do not sacrifice the quality and experience for which we are known. Our best-in-class AUVs and strong operational focus give us the ability to manage variable costs and leverage our fixed costs. We believe we will continue to grow revenue and system-wide profitability by executing our growth strategy and leveraging the experience of existing Portillo’s general managers to lead our new restaurants to drive successful and efficient new openings. Our investments to enhance our multichannel capabilities and drive a frictionless guest order experience are also expected to further leverage our fixed costs. We have made significant investments at the corporate level, which we believe we will leverage in the future, exclusive of the additional costs of operating as a public company.

Risks Associated With Our Business

Investing in our Class A common stock involves a number of risks. These risks represent challenges to the successful implementation of our strategy and the growth of our business. Some of these risks are:

•	continued adverse effects of the COVID-19 pandemic or future pandemics or disease outbreaks on our financial condition and results of operations;

•	our vulnerability to changes in consumer preferences and economic conditions;

•	increases in the cost of our frequently used food items or shortages or disruptions in the supply or delivery of frequently used food items;

•	our inability to open new restaurants in new and existing markets;

•	the number of visitors to areas where our restaurants are located may decline;

•	our inability to generate same-restaurant sales growth;

•	our marketing programs and limited-time or seasonal menu offerings may fail to generate profits;

•	incidents involving food-borne illness and food safety, including food tampering or contamination, which we may be unable to prevent;

•	our inability to compete successfully with other lunch and dinner restaurants;

•	our vulnerability to adverse geographic, demographic, unemployment, economic, regulatory and weather conditions;

•	damage to our reputation and negative publicity, even if unwarranted;

•	our vulnerability to changes in the digital and delivery business;

•	our inability or failure to recognize, respond to and effectively manage the accelerated impact of social media;

•	our reliance on a small number of suppliers and distributors for a substantial amount of our food and beverages;

•	our failure to effectively address environmental, social and other sustainability matters affecting our industry, or to set and meet relevant sustainability goals;

•	our level of indebtedness and our duty to comply with covenants under our Credit Facilities;

•	the interests of Berkshire may differ from those of our public stockholders;

•	our failure to adequately protect our network security;

•	compliance with federal and local environmental, labor, employment and food safety laws and regulations; and

•	our inability to effectively manage our internal controls over financial reporting.

For a discussion of these and other risks you should consider before making an investment in our Class A common stock, see the section entitled “Risk Factors.”

ORGANIZATIONAL STRUCTURE

We currently conduct our business through Portillo’s OpCo and its subsidiaries. Following this offering, Portillo’s Inc. will be a holding company and its sole material asset will be an ownership interest in Portillo’s OpCo.

Prior to the consummation of the Reorganization Transactions (as defined herein), the amended and restated limited liability company agreement of Portillo’s OpCo will be further amended and restated to, among other things, convert all outstanding equity interests (except for those redeemable preferred LLC units which will be redeemed in connection with this offering) into one class of non-voting common units (the “LLC Units”).

In connection with this offering, we intend to enter into the following series of transactions to implement an internal reorganization, which we collectively refer to as the “Reorganization Transactions.”

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Our amended and restated certificate of incorporation that will be in effect upon the completion of this offering will authorize the issuance of two classes of common stock: Class A common stock and Class B common stock (collectively, our “common stock”). Each share of common stock will entitle its holder to one vote per share on all matters submitted to a vote of our stockholders. The Class B common stock is not entitled to economic interests in Portillo’s Inc. See “Description of Capital Stock.”

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Prior to the completion of this offering, we will acquire, directly and indirectly, LLC Units through the mergers (the “Mergers”), in which certain Blocker Companies will each merge with a merger subsidiary created by us (and survive such merger as a wholly owned subsidiary of Portillo’s Inc.), after which each Blocker Company will immediately merge into Portillo’s Inc. The shareholders of the

Blocker Companies (the “Reorganization Parties”), including affiliates of Berkshire, will collectively hold                 shares of Class A common stock of Portillo’s Inc. after the Mergers. The Reorganization Parties will collectively receive a number of shares of our Class A common stock in the Mergers equal to the number of LLC Units held by the Blocker Companies prior to the Mergers, and will not directly hold interests in Portillo’s OpCo.

•	Each Continuing Pre-IPO LLC Member will be issued a number of shares of our Class B common stock in an amount equal to the number of LLC Units held by such Continuing Pre-IPO LLC Member.

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Portillo’s OpCo will enter into the Amended LLC Agreement. Under the Amended LLC Agreement, holders of LLC Units (other than us and our wholly owned subsidiaries), including the Continuing Pre-IPO LLC Members, will have the right, from and after the completion of this offering (subject to the terms of the Amended LLC Agreement), to require Portillo’s OpCo to redeem all or a portion of their LLC Units for, at our election, newly issued shares of Class A common stock on a one-for-one basis or a cash payment equal to the volume-weighted average market price of one share of our Class A common stock for each LLC Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Amended LLC Agreement. Additionally, in the event of a redemption request from a holder of LLC Units, we may, at our option, effect a direct exchange of cash or Class A common stock for LLC Units in lieu of such a redemption. Shares of Class B common stock will be cancelled on a one-for-one basis if we, following a redemption request from a holder of LLC Units, redeem or exchange LLC Units of such holder pursuant to the terms of the Amended LLC Agreement. See “Certain Relationships and Related Party Transactions—Amended Portillo’s OpCo Agreement.” Except for transfers to us or to certain permitted transferees pursuant to the Amended LLC Agreement, the LLC Units and corresponding shares of Class B common stock may not be sold, transferred or otherwise disposed of.

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We will use all of the net proceeds from this offering (including net proceeds received if the underwriters exercise their option to purchase additional shares of Class A common stock in full) to acquire newly issued LLC Units from Portillo’s OpCo at a purchase price per LLC Unit equal to the initial public offering price of Class A common stock, after deducting the underwriting discounts and commissions, collectively representing     % of Portillo’s OpCo’s outstanding LLC Units (or     %, if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

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We will enter into a Tax Receivable Agreement that will obligate us to make payments to the TRA Parties in the aggregate generally equal to 85% of the applicable cash savings that we actually realize, or in certain circumstances are deemed to realize, as a result of (i) our allocable share of existing tax basis acquired in this offering, (ii) certain favorable tax attributes we will acquire from the Blocker Companies in the Mergers (including net operating losses and the Blocker Companies’ allocable share of existing tax basis), (iii) increases in our allocable share of existing tax basis and tax basis adjustments resulting from future redemptions or exchanges of LLC Units by Continuing Pre-IPO LLC Members for cash or Class A common stock and (iv) certain payments made under the Tax Receivable Agreement. We will retain the benefit of the remaining 15% of these tax savings.

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We will cause Portillo’s OpCo to use the proceeds from the issuance of LLC Units to (i) pay fees and expenses of approximately $         in connection with this offering and (ii) as otherwise set forth in “Use of Proceeds.”

•	We will issue shares of Class A common stock pursuant to this offering.

In connection with the Reorganization Transactions, Portillo’s Inc. will become the sole managing member of Portillo’s OpCo. Because we will manage and operate the business and control the strategic decisions and day-to-day operations of Portillo’s OpCo and because we will also have a substantial financial interest in Portillo’s OpCo, we will consolidate the financial results of Portillo’s OpCo, and a portion of our net income will be allocated to the noncontrolling interest to reflect the entitlement of the Continuing Pre-IPO LLC Members to a portion of Portillo’s OpCo’s net income. In addition, because Portillo’s OpCo will be under the common control of the Pre-IPO LLC Members before and after the Reorganization Transactions (both directly and indirectly through their ownership of the Company), we will account for the Reorganization Transactions as a reorganization of entities under common control and will initially measure the interests of the Continuing Pre-IPO LLC Members in the assets and liabilities of Portillo’s OpCo at their carrying amounts as of the date of the completion of the consummation of the Reorganization Transactions.

The following diagram depicts our organizational structure immediately following the consummation of the Reorganization Transactions, the completion of this offering and the application of the net proceeds from this offering, based on an assumed initial public offering price of $         per share of Class A common stock (the midpoint of the estimated price range set forth on the cover page of this prospectus) and assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock. This chart is provided for illustrative purposes only and does not purport to represent all legal entities within our organizational structure.

Our corporate structure following the completion of this offering, as described above, is commonly referred to as an umbrella partnership-C-corporation (or “Up-C”) structure, which is used by partnerships and limited liability companies when they undertake an initial public offering of their business. Our Up-C structure will allow the Continuing Pre-IPO LLC Members to continue to realize tax benefits associated with owning interests in an entity that is treated as a partnership, or “pass-through” entity, for U.S. federal and applicable state and local income tax purposes following this offering. One of these benefits is that future taxable income of Portillo’s OpCo that is allocated to such owners will be taxed on a flow-through basis and, therefore, will generally not be subject to U.S. federal and applicable state and local income taxes at the entity level. Additionally, because the LLC Units that the Continuing Pre-IPO LLC Members will hold are redeemable or exchangeable for, at our election, either newly issued shares of Class A common stock on a one-for-one basis or a cash payment in accordance with the terms of the Amended LLC Agreement, our “Up-C” structure also provides the Continuing Pre-IPO LLC Members with potential liquidity that holders of nonpublicly traded limited liability companies are not typically afforded. See “Organizational Structure” and “Description of Capital Stock.”

We will also hold LLC Units, and therefore receive the same benefits as the Continuing Pre-IPO LLC Members with respect to our ownership in an entity treated as a partnership, or “pass-through” entity, for U.S. federal and applicable state and local income tax purposes. The acquisition of LLC Units pursuant to this offering, the Mergers and future taxable redemptions or exchanges by the Continuing Pre-IPO LLC Members for shares of our Class A common stock or cash are expected to result in favorable tax attributes that will be allocated to us. These tax attributes would not be available to us in the absence of those transactions and are expected to reduce the amount of tax that we would otherwise be required to pay in the future. In connection with the Reorganization Transactions, we will enter into a Tax Receivable Agreement that will obligate us to make payments to the TRA Parties in the aggregate generally equal to 85% of the applicable cash savings that we actually realize, or in certain circumstances are deemed to realize, as a result of these tax attributes and tax attributes resulting from certain payments made under the Tax Receivable Agreement. We will retain the benefit of the remaining 15% of these tax savings. See “Organizational Structure—Holding Company Structure and the Tax Receivable Agreement.”

Under the Amended LLC Agreement, we will receive a pro rata share of any distributions, including tax distributions, made by Portillo’s OpCo to its members. Such tax distributions will be calculated based upon an assumed tax rate, which, under certain circumstances, may cause Portillo’s OpCo to make tax distributions that, in the aggregate, exceed the amount of taxes that Portillo’s OpCo would have paid if it were a similarly situated corporate taxpayer. Funds used by Portillo’s OpCo to satisfy its tax distribution obligations will not be available for reinvestment in our business. See “Risk Factors—Risks Related to Our Organizational Structure.”

Upon completion of the transactions described above, this offering and the application of the Company’s net proceeds from this offering:

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Portillo’s Inc. will be appointed as the managing member of Portillo’s OpCo and will hold                  LLC Units, constituting     % of the outstanding economic interests in Portillo’s OpCo (or                  LLC Units, constituting     % of the outstanding economic interests in Portillo’s OpCo if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

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The Pre-IPO LLC Members will collectively hold (i) (x)                  shares of Class A common stock and (y)                  LLC Units, which together directly and indirectly represent approximately     % of the economic interest in Portillo’s OpCo (or     % if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and (ii) through their collective ownership of                  shares of Class A and                  shares of Class B common stock, approximately     % of the combined voting power of our common stock (or     % if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

•	Investors in this offering will collectively hold (i) shares of our Class A common stock, representing approximately % of the combined voting power of our common stock (or

                 shares and     %, respectively, if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and (ii) through our direct and indirect ownership of LLC Units, indirectly will hold approximately     % of the economic interest in Portillo’s OpCo (or     % if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

See “Organizational Structure,” “Certain Relationships and Related Party Transactions” and “Description of Capital Stock” for more information on the rights associated with our common stock and the LLC Units.

Our Sponsor

Berkshire Partners has invested more than $16 billion in over 135 private equity investments and as of December 31, 2020, had $12.7 billion in assets under management within Berkshire Private Equity. Berkshire’s current private equity portfolio comprises investments across five sectors — business services & technology, consumer, communications, healthcare, and industrials. The Berkshire Partners team includes more than 65 investment professionals across North America.

In August 2014, we entered into a merger transaction through which we were acquired by funds affiliated with or managed by Berkshire (the “Berkshire Acquisition”).

Following the closing of this offering, funds managed by Berkshire are expected to own approximately     % of our outstanding Class A common stock, representing approximately     % of the combined voting power of our common stock, or     %, representing approximately     % of the combined voting power of our common stock, if the underwriters’ option to purchase additional shares is fully exercised, approximately     % of our outstanding Class B common stock, representing approximately     % of the combined voting power of our common stock, or     %, representing approximately     % of the combined voting power of our common stock, if the underwriters’ option to purchase additional shares is fully exercised, and approximately     % of the LLC Units, or     %, if the underwriters’ option to purchase additional shares is fully exercised. As a result, Berkshire will be able to exercise significant voting influence over fundamental and significant corporate matters and transactions. See “Risk Factors – Risks Relating to This Offering and Ownership of Our Common Stock” and “Principal Stockholders.”

Corporate Information

Portillo’s Inc. was incorporated in Delaware on June 8, 2021. Our principal executive offices are located at 2001 Spring Road, Suite 400, Oak Brook, IL 60523, and our telephone number is (630) 954-3773. Our corporate website address is www.portillos.com. Our corporate website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this prospectus. You should not rely on any such information in making your decision whether to purchase our Class A common stock.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in gross revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other regulatory requirements for up to five years that are otherwise applicable generally to public companies. These provisions include, among other matters:

•	requirement to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•

exemption from the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•	exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

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exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•	an exemption from the requirement to seek non-binding advisory votes on executive compensation and golden parachute arrangements; and

•	reduced disclosure about executive compensation arrangements.

We will remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of our initial public offering unless, prior to that time, we have more than $1.07 billion in annual gross revenue, have a market value for our common stock held by non-affiliates of more than $700 million as of the last day of our second fiscal quarter of the fiscal year and a determination is made that we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or issue more than $1.0 billion of non-convertible debt over a three-year period, whether or not issued in a registered offering. We have availed ourselves of the reduced reporting obligations with respect to audited financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations and executive compensation disclosure in this prospectus and expect to continue to avail ourselves of the reduced reporting obligations available to emerging growth companies in future filings.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. An emerging growth company can, therefore, delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. As an emerging growth company, we elected to take advantage of the extended transition period provided in Section 13(a) of the Exchange Act, for complying with new or revised accounting standards.

As a result of our decision to avail ourselves of certain provisions of the JOBS Act, the information that we provide may be different than what you may receive from other public companies in which you hold an equity interest. In addition, it is possible that some investors will find our Class A common stock less attractive as a result of our elections, which may cause a less active trading market for our Class A common stock and more volatility in our stock price.

THE OFFERING

Issuer	Portillo’s Inc.

Class A common stock offered by us	shares of Class A common stock ( shares if the underwriters exercise their option to purchase additional shares in full).

Option to purchase additional shares of Class A common stock	The underwriters have an option to purchase an additional shares of Class A common stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Class A common stock to be outstanding after this offering	shares of Class A common stock, representing approximately % of the combined voting power of our common stock ( shares, representing approximately % of the combined voting power of our common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Class B common stock to be outstanding after this offering	shares of Class B common stock, representing approximately % of the combined voting power of our common stock ( shares, representing approximately % of the combined voting power of our common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

LLC Units to be held by us after this offering	LLC Units, representing a % economic interest in Portillo’s OpCo (or LLC Units, representing a % economic interest in Portillo’s OpCo, if the underwriters exercise their option to purchase additional shares of Class A common stock in full). The LLC Units are not entitled to voting interests in Portillo’s OpCo.

Total LLC Units to be outstanding after this offering	LLC Units (or LLC Units if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Ratio of shares of Class A Common stock to LLC Units	Our amended and restated certificate of incorporation will require that Portillo’s OpCo at all times maintain a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Units owned by us.

Ratio of shares of Class B Common stock to LLC Units	Our amended and restated certificate of incorporation will require that Portillo’s OpCo at all times maintain a one-to-one ratio between the number of shares of Class B common stock issued by us and the number of LLC Units owned by holders of LLC Units (other than us and our wholly owned subsidiaries).

Permitted holders of shares of Class B common stock	Except for transfers in connection with the transfer of LLC Units, shares of Class B common stock may not be transferred.

Redemption rights of holders of LLC Units	Under the Amended LLC Agreement, holders of LLC Units (other than us and our wholly owned subsidiaries), including the Continuing Pre-IPO LLC Members, will have the right, from and after the completion of this offering (subject to the terms of the Amended LLC Agreement), to require Portillo’s OpCo to redeem all or a portion of their LLC Units for, at our election, newly issued shares of Class A common stock on a one-for-one basis or a cash payment equal to the volume-weighted average market price of one share of our Class A common stock for each LLC Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Amended LLC Agreement. Additionally, in the event of a redemption request from a holder of LLC Units, we may, at our option, effect a direct exchange of cash or Class A common stock for LLC Units in lieu of such a redemption. Shares of Class B common stock will be cancelled on a one-for-one basis if we, following a redemption request from a holder of LLC Units, redeem or exchange LLC Units of such holder pursuant to the terms of the Amended LLC Agreement. See “Certain Relationships and Related Party Transactions—Amended Portillo’s OpCo Agreement.”

Use of proceeds	We estimate that the net proceeds from the sale of our Class A common stock in this offering, after deducting the estimated underwriting discount and estimated offering expenses payable by us, will be approximately $ million ($ million if the underwriters exercise their option to purchase additional shares in full) based on an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus).

We intend to use the net proceeds from this offering to purchase newly issued LLC Units from Portillo’s OpCo. The foregoing purchases of LLC Units will be at a price per unit equal to the public offering price per share of Class A common stock in this offering, less the underwriting discount. Portillo’s OpCo currently intends to use the proceeds it receives from this offering to first repay the redeemable preferred LLC units in full and then, if any proceeds remain, repay a portion of the borrowings outstanding under the Credit Facilities.

Tax Receivable Agreement	Upon the completion of this offering, we will be a party to the Tax Receivable Agreement with the TRA Parties. Under the Tax Receivable Agreement, we generally will be required to pay to the TRA Parties 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize (or in some circumstances are deemed to realize) as a result of (i) our allocable share of existing tax basis acquired in this offering, (ii) certain favorable tax attributes we will acquire from the Blocker Companies in the Mergers (including net operating losses and the Blocker Companies’ allocable share of existing tax basis), (iii) increases in our allocable share of existing tax basis and tax basis adjustments resulting from future redemptions or exchanges of LLC Units by Continuing Pre-IPO LLC Members for cash or Class A common stock and (iv) certain payments made under the Tax Receivable Agreement. We will retain the benefit of the remaining 15% of these tax savings. See “Organizational Structure—Holding Company Structure and the Tax Receivable Agreement.”

Dividend policy	We do not anticipate paying any dividends on our Class A common stock for the foreseeable future; however, we may change this policy in the future. See “Dividend Policy.”

Voting Rights	Each share of our Class A common stock and Class B common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.

Holders of outstanding shares of our Class A common stock and Class B common stock will vote as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law. See “Description of Capital Stock—Common Stock.”

Risk Factors	Investing in our Class A common stock involves a high degree of risk. See the “Risk Factors” section of this prospectus beginning on page 26 for a discussion of factors you should carefully consider before investing in our Class A common stock.

Listing	We intend to apply to have our Class A common stock listed on the under the symbol “ .”

Except as otherwise indicated, the number of shares of our Class A common stock outstanding after this offering:

•	excludes shares of Class A common stock reserved for issuance upon redemption or exchange of LLC Units that will be held by the Continuing Pre-IPO LLC Members on a one-for-one basis;

•

gives effect to the conversion of unvested incentive units awarded under our 2014 Equity Incentive Plan (the “2014 Plan”) into Class A common stock, which will occur upon the consummation of this offering;

•

excludes an aggregate of              shares of our Class A common stock that will be available for future equity awards under a new equity incentive plan we will be establishing (the “2021 Plan”) that we intend to adopt at the time of this offering;

•

excludes shares of our common stock issuable upon the exercise of stock options that we intend to grant under the 2021 Plan at the time of this offering with the initial public offering price as the exercise price; and

•	assumes no exercise of the underwriters’ option to purchase additional shares of Class A common stock.

Unless otherwise indicated, all information in this prospectus:

•	assumes an initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus);

•	assumes the underwriters’ option to purchase additional shares of Class A common stock has not been exercised; and

•	assumes the completion of the Reorganization Transactions described under “Organization Structure—The Reorganization Transactions.”

Unless otherwise indicated or the context otherwise requires, references in this prospectus to the exercise of the underwriters’ option to purchase additional shares of Class A common stock give effect to the use of the net proceeds therefrom.

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present the summary historical consolidated financial and other data for PHD Group Holdings LLC and its subsidiaries and the summary pro forma consolidated financial and other data for Portillo’s Inc. PHD Group Holdings LLC is the predecessor of the issuer, Portillo’s Inc., for financial reporting purposes. The statements of operations data for the years ended December 27, 2020 and December 29, 2019 and balance sheet data as of December 27, 2020 has been derived from PHD Group Holdings LLC’s audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The information for the year ended December 31, 2018 has been derived from PHD Group Holdings LLC’s audited consolidated financial statements and the related notes thereto not included elsewhere in this prospectus.

Portillo’s Inc. was formed as a Delaware corporation on June 8, 2021 and has not, to date, conducted any activities other than those incident to its formation, those in preparation for the Reorganization Transactions and preparation of this prospectus and the registration statement of which this prospectus forms a part. The summary historical financial and other data of Portillo’s Inc. has not been presented because Portillo’s Inc. is a newly incorporated entity, has had no business transactions or activities to date, and had no assets or liabilities during the periods presented. Immediately following this offering, Portillo’s Inc. will be a holding company and its sole material asset will be a controlling equity interest in Portillo’s OpCo. Portillo’s Inc. will, through Portillo’s OpCo, operate and conduct our business. Following this offering, Portillo’s OpCo will be considered our predecessor for accounting purposes and its consolidated financial statements will be our historical financial statements.

The summary unaudited pro forma combined and consolidated financial data of Portillo’s Inc. presented below have been derived from our unaudited pro forma combined and consolidated financial statements included elsewhere in this prospectus. The summary unaudited pro forma combined and consolidated statement of operations data for the year ended December 27, 2020 and for the                months ended                , 2021 give effect to (i) the Reorganization Transactions and (ii) this offering, each as if they had occurred on December 30, 2019. The summary unaudited pro forma consolidated balance sheet data as of                    , 2021 gives effect to (i) the Reorganization Transactions and (ii) this offering, each as if they had occurred on December 27, 2020. The summary unaudited combined and consolidated pro forma financial data is presented for illustrative purposes only and is not necessarily indicative of the results of operations or financial position that would have occurred if the relevant transactions had been consummated on the dates indicated, nor is it indicative of future operating results or financial position. See “Unaudited Pro Forma Consolidated Financial Information” and “Organizational Structure.”

Our historical results are not necessarily indicative of future results of operations. You should read the information set forth below together with “Organizational Structure,” “Unaudited Pro Forma Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Capitalization” and the audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	Portillo’s OpCo		Portillo’s Inc. Pro Forma	Portillo’s Inc. Pro Forma
	Fiscal Year Ended		Fiscal Year Ended	Ended ,
	December 27, 2020	December 29, 2019	December 27, 2020	2021
	(in thousands)
Consolidated Statement of Operations and Comprehensive Loss:
Revenues:
Revenues	$455,471	$479,417
Cost and Expenses:
Cost of goods sold, excluding depreciation and amortization	142,446	149,063
Labor	115,991	134,206
Occupancy	24,920	24,538
Other operating expenses	50,169	54,540
Total operating expenses	333,526	362,347
General and administrative expenses	39,854	43,118
Pre-opening expenses	2,209	2,834
Depreciation and amortization	24,584	24,364
Net income attributable to equity method investment	(459)	(766)
Other income, net	(1,537)	(1,402)
Income before interest expense	57,294	48,922
Interest expense	45,031	43,367

Net Income	$12,263	$5,555

Earnings (loss) per common unit data:
Weighted average number of common units outstanding-basic	378,633,829	378,535,959
Weighted average number of common units outstanding-diluted	378,633,829	378,535,959
Basic earnings (loss) per common unit	$(0.02)	$(0.03)
Diluted earnings (loss) per common unit	$(0.02)	$(0.03)

	Portillo’s OpCo
	Fiscal Year Ended
	December 27, 2020	December 29, 2019
	(in thousands)
Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities	$58,271	$43,325
Net cash used in investing activities	(21,420)	(22,012)
Net cash used in financing activities	(18,048)	(11,721)
Net increase in cash and cash equivalents and restricted cash	$18,803	$9,592

	Portillo’s OpCo
	Fiscal Year Ended
	December 27, 2020	December 29, 2019
Other Data:
Total Restaurants(a)	64	62
Same-restaurant sales(a)	(8.3)%	3.2%
AUV (in millions)(a)	$7.7	$8.7
Adjusted EBITDA (in thousands)(b)	$90,013	$82,329
Adjusted EBITDA Margin(b)	19.8%	17.2%
Restaurant-Level EBITDA (in thousands)(c)	$121,945	$117,070
Restaurant-Level EBITDA Margin(c)	26.8%	24.4%

	Portillo’s OpCo	Portillo’s Inc. Pro Forma
	As of December 27, 2020	As of ,
	Actual	2021
		(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$41,211
Total assets	910,222
Total debt(d)	469,704
Total liabilities	568,942
Working capital(e)	(11,726)
Total common equity	140,709

(a)

Includes a restaurant that is owned by C&O Chicago, L.L.C. (“C&O”) of which Portillo’s owns 50% of the equity, as described in Note 6 – Equity Method Investment in the notes to the audited consolidated financial statements.

(b)

Adjusted EBITDA and Adjusted EBITDA Margin as presented in this prospectus are supplemental measures of our performance that are neither required by, nor presented in accordance with GAAP. Adjusted EBITDA and Adjusted EBITDA Margin are not measurements of our financial performance under GAAP and should not be considered as an alternative to net income, income before interest expense, or any other performance measures derived in accordance with GAAP, or as alternatives to cash flow from operating activities as a measure of our liquidity. Adjusted EBITDA represents net income before depreciation and amortization, interest expense and income taxes, adjusted for the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing core operating performance as identified in the reconciliation of net income, the most directly comparable measure under GAAP, to Adjusted EBITDA. Adjusted EBITDA Margin represents Adjusted EBITDA as a percentage of total revenues.

Management uses Adjusted EBITDA and Adjusted EBITDA Margin (i) to evaluate our operating results and the effectiveness of our business strategies, (ii) internally as benchmarks to compare our performance to that of our competitors and (iii) as factors in evaluating management’s performance when determining incentive compensation. The use of Adjusted EBITDA and Adjusted EBITDA Margin as performance measures permit a comparative assessment of our operating performance relative to our performance based on our GAAP results, while isolating the effects of some items that are either non-recurring in nature or vary from period to period without any correlation to our ongoing core operating performance.

Adjusted EBITDA and Adjusted EBITDA Margin or similar non-GAAP measures are frequently used by securities analysts, investors and other interested parties as supplemental measures of financial performance within our industry. Management believes that Adjusted EBITDA and Adjusted EBITDA Margin provide investors with additional transparency of our operations.

Our presentation of Adjusted EBITDA and Adjusted EBITDA Margin should not be construed to imply that our future results will be unaffected by these items that are excluded. Adjusted EBITDA and Adjusted EBITDA Margin are supplemental measures of operating performance and our calculations thereof may not be comparable to similar measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA Margin have important limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not adjust for all non-cash income or expense items that are reflected in our consolidated statement of cash flows;

•

although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any cash requirements for such replacements;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect the impact of unit-based compensation on our results of operations;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect our income tax expense (benefit) or the cash requirements to pay our income taxes; and

•	other companies in our industry may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently than we do, limiting their usefulness as comparative measures.

In evaluating Adjusted EBITDA and Adjusted EBITDA Margin, you should be aware that in the future we may incur expenses similar to those adjusted for in the reconciliation of net income, the most directly comparable GAAP measure to Adjusted EBITDA. We compensate for these limitations by providing specific information regarding the GAAP amounts excluded from such non-GAAP financial measures. We further compensate for the limitations in our use of non-GAAP financial measures by presenting comparable GAAP measures more prominently.

See below for a reconciliation of net income, the most directly comparable GAAP measure, to EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin:

	Portillo’s OpCo
	Fiscal Year Ended
	December 27, 2020	December 29, 2019	December 31, 2018
	($ in thousands)
Net income	$12,263	$5,555	$5,042
Depreciation and amortization	24,584	24,364	23,007
Interest expense	45,031	43,367	41,369

EBITDA	81,878	73,286	69,418

Pre-opening expenses	2,209	2,834	5,693
Deferred rent(1)	2,771	2,405	2,150
Unit-based compensation and consulting fees(2)	2,960	3,286	3,272
Other income(3)	130	304	168
Transaction-related fees & expenses(4)	65	214	261

Adjusted EBITDA	$90,013	$82,329	$80,962

Adjusted EBITDA Margin	19.8%	17.2%	17.9%

(1)	Represents the difference between cash rent payments and the recognition of straight-line rent expense recognized over the lease term.
(2)	Represents unit-based compensation and consulting fees related to our former owner.
(3)	Represents loss on disposal of property and equipment.
(4)	Represents fees and expenses associated with public company readiness.

(c)

Restaurant-Level EBITDA and Restaurant-Level EBITDA Margin are non-GAAP supplemental measures of operating performance of our restaurants that are neither required by, nor presented in accordance with GAAP, and should not be considered as a substitute for analysis of our results as reported under GAAP. Restaurant-Level EBITDA represents revenue, less restaurant operating expenses, which include cost of goods sold, excluding depreciation and amortization, labor expenses, occupancy expenses, and other operating expenses. Restaurant-Level EBITDA excludes corporate level expenses, pre-opening expenses and depreciation and amortization on restaurant property and equipment. Restaurant-Level EBITDA Margin represents Restaurant-Level EBITDA as a percentage of revenue.

Restaurant-Level EBITDA and Restaurant-Level EBITDA Margin are important measures we use to evaluate the performance and profitability of our restaurants, individually and in the aggregate. Additionally, Restaurant-Level EBITDA and Restaurant-Level EBITDA Margin or similar non-GAAP financial measures are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We believe that Restaurant-Level EBITDA and Restaurant-Level EBITDA Margin, when used in conjunction with GAAP financial measures, provide useful information about our operating results, identify operational trends, and allow for greater transparency with respect to key metrics used by us in our financial and operational decision making. We use Restaurant-Level EBITDA and Restaurant-Level EBITDA Margin to make decisions regarding future spending and other operational decisions. Our calculations of Restaurant-Level EBITDA and Restaurant-Level EBITDA Margin thereof may not be comparable to similar measures reported by other companies, have limitations as analytical tools and should not be considered as a substitute for analysis of our results as reported under GAAP.

See below for a reconciliation of income before interest expense, the most directly comparable GAAP measure, to Restaurant-Level EBITDA.

	Portillo’s OpCo
	Fiscal Year Ended
	December 27, 2020	December 29, 2019	December 31, 2018
	(in thousands)
Income before interest expense	$57,294	$48,922	$46,411
Plus:
General and administrative expenses	39,854	43,118	38,039
Pre-opening expenses	2,209	2,834	5,693
Depreciation and amortization	24,584	24,364	23,007
Net income attributable to equity method investment	(459)	(766)	(756)
Other income, net	(1,537)	(1,402)	—

Restaurant-Level EBITDA	$121,945	$117,070	$112,394

Restaurant-Level EBITDA Margin	26.8%	24.4%	24.9%

(d)	Total debt includes unamortized debt discount and deferred issuance costs.
(e)	Working capital means current assets less current liabilities.

RISK FACTORS

An investment in our Class A common stock involves a high degree of risk. You should carefully consider each of the following risk factors, as well as other information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes, before investing in our Class A common stock. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, results of operations and cash flow, in which case the trading price of our Class A common stock could decline and you could lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business, prospects, financial condition, results of operations and cash flow. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business, Industry and Growth Strategies

Our financial condition and results of operations have been and may continue to be adversely affected by the COVID-19 pandemic or future pandemics or disease outbreaks.

During March 2020, a global pandemic was declared by the World Health Organization related to the rapidly spreading outbreak of a novel strain of coronavirus (“COVID-19”). The COVID-19 pandemic has caused businesses, including our business, as well as federal, state and local governments to implement significant actions to attempt to mitigate this public health crisis in the United States. Our operations have been impacted by the COVID-19 pandemic. Future pandemics (or epidemics on a local basis) could have a similar impact on our business.

During 2020 and early 2021, individuals in many areas where we operate our restaurants were required to practice social distancing, restricted from gathering in groups and/or mandated to “stay home” except for “essential” purposes. In response to the COVID-19 pandemic and government restrictions, we were required to close our dining rooms, but were able to continue to operate our drive-thru and delivery channels. The mobility restrictions, fear of contracting COVID-19 and the sharp increase in unemployment caused by the closure of businesses in response to the COVID-19 pandemic, have adversely affected and may continue to adversely affect our guest traffic, which in turn adversely impacts our business, financial condition or results of operations. Even as the mobility restrictions were loosened or lifted, some guests remained reluctant to return to in-restaurant dining and the impact of lost wages due to COVID-19 related unemployment has dampened consumer spending. Our restaurant operations have been and could continue to be adversely affected by employees who are unable or unwilling to work, whether because of illness, quarantine, fear of contracting COVID-19 or caring for family members due to COVID-19 disruptions or illness. Restaurant closures, limited service options or modified hours of operation due to staffing shortages could materially adversely affect our business, liquidity, financial condition or results of operations.

To protect the health and safety of our team members and guests, we implemented COVID-19 safety measures, including but not limited to COVID-19 screenings for all of our team members, utilizing and purchasing non-contact forehead thermometers for temperature checks, installing Plexiglas point of sale cashier wraps, raising the partitions between dining room booths, and limiting use of freestanding tables to meet social distancing requirements. Additionally, we purchased face coverings for all restaurant team members and offered them to our guests, purchased additional sanitation supplies and personal protective materials and introduced a new team member COVID-19 contact tracing tool for all team members in our restaurants, commissaries and restaurant support center. We implemented enhanced safety protocols in all of our locations, temporarily introduced one-time use menus in our restaurants, and developed COVID-19 training covering risks and the protocols implemented to ensure safe operations for our team members and guests. We also launched a new mobile app for self-delivery to supplement our other third-party delivery platforms. Additionally, we increased spending on healthcare and team member bonuses as a result of the COVID-19 pandemic. We temporarily paid 100% of the employer portion of premiums for active team members and team members on voluntary leaves of absence participating in our health insurance program, eliminated the team member payment for a meal provided while working and distributed a $100.00 Portillo’s gift card to all team members. These measures increased our operating costs and adversely affected our liquidity for 2020 and the first half of 2021.

As a result of the COVID-19 pandemic and the closure of our dining rooms, we negotiated with our landlords for rent relief and certain modified obligations under our leases. Due to operating uncertainties, we modified the timing of new restaurant openings and delayed the negotiation and commitments for new locations, as well as delayed plans for remodeling existing restaurants. These changes have impacted our pace of business growth.

The further spread of COVID-19 or other infectious diseases, and the requirements or measures imposed or taken by federal, state and local governments and businesses to mitigate the spread of such diseases, could disrupt our business or impact our ability to carry out our business as usual. Depending on the duration and severity of any such business interruption, we may need to seek additional sources of liquidity. There can be no guarantee that additional liquidity, whether through the credit markets or government programs, will be readily available or available on favorable terms to us. The ultimate impact of adverse events in the future on our operations is unknown and will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration, and any additional preventative and protective actions that governments, or we, may direct, which may result in an extended period of continued business disruption, reduced guest traffic, damage to our reputation and reduced operations, any of which could have a material adverse effect on our business, financial condition and results of operations.

The COVID-19 pandemic or other infectious diseases may also have the effect of heightening other risks disclosed in this prospectus, including, but not limited to, those related to our growth strategy, our ability to service our debt obligations, comply with debt covenants, access capital markets and other funding sources, changes in consumer spending behaviors, supply chain interruptions and/or commodity price increases.

We are vulnerable to changes in economic conditions and consumer preferences that could have a material adverse effect on our business, financial condition and results of operations.

The restaurant industry depends on consumer discretionary spending and is often affected by changes in consumer tastes, national, regional and local economic conditions and demographic trends, including changes in behavior caused by the COVID-19 pandemic. In addition, factors such as traffic patterns, weather, fuel prices, local demographics, local regulations and the type, number and locations of competing restaurants may adversely affect the performances of individual locations. In addition, economic downturns, inflation or increased food or energy costs could harm the restaurant industry in general and our restaurants in particular. Adverse changes in any of these factors could reduce consumer traffic or impose practical limits on pricing that could have a material adverse effect on our business, financial condition and results of operations. There can also be no assurance that consumers will continue to regard our menu offerings favorably, that we will be able to develop new menu items that appeal to consumer preferences or that there will not be a drop in consumer demands for restaurant dining during lunch and dinner dayparts. Restaurant traffic and our resulting sales depend in part on our ability to anticipate, identify and respond to changing consumer preferences and economic conditions. In addition, the restaurant industry is subject to scrutiny due to the perception that restaurant company practices have contributed to poor nutrition, high caloric intake, obesity or other health concerns of their customers. If we are unable to adapt to changes in consumer preferences and trends, we may lose customers, which could have a material adverse effect on our business, financial condition and results of operations.

Customer preference on how and where they purchase food may change because of advances in technology or alternative service channels. If we are not able to respond to these changes, or our competitors respond to these changes more effectively, our business, financial condition and results of operations could be adversely affected.

Changes in the cost of food could have a material adverse effect on our business, financial condition and results of operations.

Our profitability depends in part on our ability to anticipate and react to changes in the cost of sales, including, among other things, pork, beef, chicken, potatoes, bread, and produce items. We are susceptible to increases in the cost of food due to factors beyond our control, such as freight and delivery charges, general economic conditions, seasonal economic fluctuations, weather conditions, global demand, food safety concerns, infectious diseases, fluctuations in the U.S. dollar, tariffs and import taxes, product recalls and government regulations. Dependence on frequent deliveries of fresh produce and other food products subjects our business to the risk that shortages or interruptions in supply could adversely affect the availability, quality or cost of ingredients or require us to incur additional costs to obtain adequate supplies. Deliveries of supplies may be affected by adverse short-term weather conditions or long-term changes in weather patterns, including those related to climate change, natural disasters, labor shortages, or financial or solvency issues of our distributors or suppliers, product recalls or other issues. Further, increases in fuel prices could result in increased distribution costs. In addition, a material adverse effect on our business, financial condition and results of operations could occur if any of our distributors, suppliers, vendors, or other contractors fail to meet our quality or safety standards or otherwise do not perform adequately, or if any one or more of them seeks to terminate its agreement or fails to perform as anticipated, or if there is any disruption in any of our distribution or supply relationships or operations for any reason.

Changes in the price or availability of certain food products, including as a result of the COVID-19 pandemic, could affect our profitability and reputation. For example, beef supply shortages during the second quarter of 2020—largely due to the COVID-19 pandemic—resulted in significant inflation in beef prices, and impacted our results of operations. While a portion of other commodities we purchase are subject to contract pricing and therefore have not been impacted by price inflation as a result of the COVID-19 pandemic thus far, as our contracts expire we may not be able to successfully re-negotiate terms that protect us from price inflation in the future or the portion not covered by contact pricing might increase unexpectedly, creating price inflation we have not planned for.

Changes in the cost of ingredients can result from a number of factors, including seasonality, short-term weather conditions or long-term changes in weather patterns, natural disasters, currency exchange rates, increases in the cost of grain, consumer demand, disease and viruses and other factors that affect availability and greater international demand for domestic beef, pork and chicken products. In the event of cost increases with respect to one or more of our raw ingredients, we may choose to temporarily suspend or permanently discontinue serving menu items rather than paying the increased cost for the ingredients. Any such changes to our available menu could negatively impact our restaurant traffic, business and results of operations during the shortage and thereafter. While future cost increases can be partially offset by increasing menu prices, there can be no assurance that we will be able to offset future cost increases by such menu price increases. If we implement menu price increases, there can be no assurance that increased menu prices will be fully absorbed by our guests without any resulting change to their visit frequencies or purchasing patterns. Competitive conditions may limit our menu pricing flexibility and if we implement menu price increases to protect our margins, restaurant traffic could be materially adversely affected.

An important aspect of our growth strategy involves opening new restaurants in existing and new markets. We may be unsuccessful in opening new restaurants or establishing new markets and our new restaurants may not perform as well as anticipated, which could have a material adverse effect on our business, financial condition and results of operations.

A key part of our growth strategy includes opening new restaurants in existing and new markets and operating those restaurants on a profitable basis. From November 2020 through the end of 2021, we will have opened restaurants in Illinois, Michigan, Florida and Arizona and target opening a total of new restaurants. Over the long term, we plan to increase our number of restaurants by approximately    % annually. We must

identify target markets where we can enter or expand, and we may not be able to open our planned new restaurants within budget or on a timely basis, and our new restaurants may not perform as well as anticipated. Our ability to successfully open new restaurants is affected by several factors, many of which are beyond our control, including our ability to:

•	identify available, appropriate and attractive restaurant sites;

•	compete for restaurant sites;

•	reach acceptable agreements regarding the lease or purchase of restaurant sites;

•

obtain or have available the financing required to develop and operate new restaurants, including construction and opening costs, which includes access to leases and equipment leases at favorable interest and capitalization rates;

•	respond to unforeseen engineering or environmental problems with our selected restaurant sites;

•	respond to landlord delays and the failure of landlords to timely deliver real estate to us;

•	mitigate the impact of inclement weather, natural disasters and other calamities on the development of restaurant sites;

•	hire, train and retain the skilled management and other team members necessary to meet staffing needs of new restaurants;

•

obtain, in a timely manner and for an acceptable cost, required licenses, permits and regulatory approvals and respond effectively to any changes in local, state or federal law and regulations that adversely affect our costs or ability to open new restaurants; and

•	respond to construction and equipment cost increases for new restaurants.

There is no guarantee that a sufficient number of available, appropriate and attractive restaurant sites will be available in desirable areas or on terms that are acceptable to us in order to achieve our growth plan. If we are unable to open new restaurants, or if planned restaurant openings are significantly delayed, it could have a material adverse effect on our business, financial condition and results of operations.

As part of our long-term growth strategy, we may open restaurants in geographic markets in which we have little or no prior operating experience. Our restaurant base is geographically concentrated in the Midwestern United States, and we may encounter new challenges as we enter new markets. The challenges of entering new markets include: difficulties in hiring experienced personnel; unfamiliarity with local real estate markets and demographics; consumer unfamiliarity with our brand; and different competitive and economic conditions, consumer tastes and discretionary spending patterns that are more difficult to predict or satisfy than in our existing markets. Consumer recognition of our brand has been important in the success of our restaurants in our existing markets, and we may find that our concept has limited appeal in new markets. Restaurants we open in new markets may take longer to reach expected sales and profit levels on a consistent basis and may have higher construction, occupancy and operating costs than existing restaurants. Any failure on our part to recognize or respond to these challenges may adversely affect the success of any new restaurants and could have a material adverse effect on our business, financial condition and results of operations.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges or opportunities, including the need to open additional restaurants. Accordingly, we may need to engage in equity or debt financings to secure additional funds. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, which could have a material adverse effect on our business, financial condition and results of operations.

New restaurants may not be profitable or may close, and the performance of our restaurants that we have experienced in the past may not be indicative of future results.

Some of our restaurants open with an initial start-up period of higher than normal sales volumes. Our Restaurant-Level EBITDA Margins are generally lower through the first 12 months of operation. In new markets, the length of time before average sales for new restaurants stabilize is less predictable as a result of our limited knowledge of these markets and consumers’ limited awareness of our brand. In addition, our AUV and same-restaurant sales may not increase at the rates our existing restaurants have achieved over the past several years. Our ability to operate new restaurants profitably and increase AUV and same-restaurant sales will depend on many factors, some of which are beyond our control, including:

•	consumer awareness and understanding of our brand;

•	general economic conditions, which can affect restaurant traffic, local labor costs and prices we pay for the food products and other supplies we use;

•	consumption patterns and food preferences that may differ from region to region;

•	changes in consumer preferences and discretionary spending;

•	difficulties obtaining or maintaining adequate relationships with distributors or suppliers in new markets;

•	increases in prices for commodities;

•	inefficiency in our labor costs as the staff gains experience;

•	competition, either from our competitors in the restaurant industry or our own restaurants;

•	temporary and permanent site characteristics of new restaurants;

•	changes in government regulation; and

•	other unanticipated increases in costs, any of which could give rise to delays or cost overruns.

Although we target specified operating and financial metrics, new restaurants may not meet these targets or may take longer than anticipated to do so. If our new restaurants do not perform as planned or close, or if we are unable to achieve our expected restaurant sales, it could have a material adverse effect on our business, financial condition and results of operations.

Our failure to manage our growth effectively could harm our business and results of operations.

Our growth plan includes opening new restaurants. Our existing restaurant management systems, financial and management controls and information systems may be inadequate to support our planned expansion. Managing our growth effectively will require us to continue to enhance these systems, procedures and controls and to hire, train and retain managers and team members. We may not respond quickly enough to the changing demands that our expansion will impose on our management, restaurant teams and existing infrastructure, which could have a material adverse effect on our business, financial condition and results of operations. These demands could cause us to operate our existing business less effectively, which in turn could cause a deterioration in the financial performance of our existing restaurants. If we experience a decline in the financial performance, we may decrease the number of or discontinue restaurant openings, or we may decide to close restaurants that we are unable to operate in a profitable manner.

Opening new restaurants in existing markets may negatively impact sales at our existing restaurants.

The consumer target area of our restaurants varies by location, depending on a number of factors, including population density, other local retail and business attractions, area demographics and geography. As a result, if we open new restaurants in or near markets in which we already have restaurants, it could have a material adverse effect on sales at these existing restaurants. Existing restaurants could also make it more difficult to build our consumer base for a new restaurant in the same market. Our core business strategy does not entail opening new restaurants that we believe will materially affect sales at our existing restaurants over the long term. However, due to brand recognition and logistical synergies, as part of our growth strategy, we also intend to open new restaurants in areas where we have existing restaurants. This plan could have a material adverse effect on the results of operations and same-restaurant sales for our restaurants in such markets due to the close proximity with our other restaurants and market saturation, particularly within our core market of Chicago. Although some sales cannibalization between our restaurants will be intentional in order to relieve sales pressures on some existing locations, unintentional sales cannibalization or sales cannibalization in excess of what was intended may become significant in the future as we continue to open new restaurants, and could affect our sales growth, which could, in turn, have a material adverse effect on our business, financial condition and results of operations.

Our plans to open new restaurants, and the ongoing need for capital expenditures at our existing restaurants, require us to spend capital.

Our growth strategy depends on opening new restaurants, which will require us to use cash flows from operations and a portion of the net proceeds of this offering. We cannot assure you that cash flows from operations and the net proceeds of this offering will be sufficient to allow us to implement our growth strategy. If this cash is not allocated efficiently among our various projects, or if any of these initiatives prove to be unsuccessful, we may experience reduced profitability and we could be required to delay, significantly curtail or eliminate planned restaurant openings, which could have a material adverse effect on our business, financial condition, results of operations and the price of our Class A common stock.

In addition, as our restaurants mature, our business will require capital expenditures for the maintenance, renovation and improvement of existing restaurants to remain competitive and maintain the value of our brand standard. This creates an ongoing need for cash, and, to the extent we cannot fund capital expenditures from cash flows from operations, funds will need to be borrowed or otherwise obtained.

If the costs of funding new restaurants or renovations or enhancements at existing restaurants exceed budgeted amounts, and/or the time for building or renovation is longer than anticipated, our profits could be reduced. If we cannot access the capital we need, we may not be able to execute on our growth strategy, take advantage of future opportunities or respond to competitive pressures.

A decline in visitors to any of the retail centers, lifestyle centers, or entertainment centers where our restaurants are located could negatively affect our restaurant sales.

Our restaurants are primarily located in high-activity trade areas that often contain retail centers, lifestyle centers, and entertainment centers. We depend on high visitor rates in these trade areas to attract guests to our restaurants. Factors that may result in declining visitor rates at these locations include economic or political conditions, anchor tenants closing in retail centers in which we operate, changes in consumer preferences or shopping patterns, changes in discretionary consumer spending, increasing petroleum prices, mobility restrictions, fear of contracting COVID-19 and the sharp increase in unemployment caused by the closure of businesses in response to the COVID-19 pandemic, or other factors. A decline in traffic at these locations for a sustained period could have a material adverse effect on our business, financial condition and results of operations.

Our same-restaurant sales may be lower than we expect in future periods.

Same-restaurant sales will continue to be a critical factor affecting our ability to generate profits because the profit margin on same-restaurant sales is generally higher than the profit margin on new restaurant sales. Our ability to increase same-restaurant sales depends in part on our ability to successfully implement our initiatives to build sales. It is possible such initiatives will not be successful, that we will not achieve our target same-restaurant sales or that the change in same-restaurant sales could be negative, which may cause a decrease in sales growth and ability to achieve profitability. This could have a material adverse effect on our business, financial condition and results of operations.

Our marketing programs and any limited time or seasonal offerings may not be successful and could fail to meet expectations, and our new menu items, advertising campaigns and restaurant designs and remodels may not generate increased sales or profits.

We incur costs and expend other resources in our marketing efforts on new and seasonal menu items, advertising campaigns and restaurant designs and remodels to raise brand awareness and attract and retain guests. In addition, as the number of our restaurants increases, and as we expand into new markets, we expect to increase our investment in advertising and consider additional promotional activities. Accordingly, in the future, we will incur greater marketing expenditures, resulting in greater financial risk. Our limited time or seasonal menu offerings, which we offer as a part of our promotional activities from time to time, may not perform as anticipated, which could have an adverse impact on our results of operations for the related period. If these initiatives are not successful, it could result in us incurring expenses without the benefit of higher revenues, which could have a material adverse effect on our business, financial condition and results of operations.

Incidents involving food-borne illness and food safety, including food tampering or contamination could adversely affect our brand perception, business, financial condition and results of operations.

Food safety is a top priority, and we dedicate substantial resources to help ensure that our guests enjoy safe, quality food products. However, food-borne illnesses and other food safety issues have occurred in the food industry in the past, and could occur in the future. Incidents or reports of food-borne or water-borne illness or other food safety issues, food contamination or tampering, team member hygiene and cleanliness failures or improper team member conduct, guests entering our restaurants while ill and contaminating food ingredients or surfaces at our restaurants could lead to product liability or other claims. Such incidents or reports could negatively affect our brand and reputation and could have a material adverse effect on our business, financial condition and results of operations. Similar incidents or reports occurring at competitors in our industry unrelated to us could likewise create negative publicity, which could negatively impact consumer behavior towards us.

We cannot guarantee to consumers that our food safety controls, procedures and training will be fully effective in preventing all food safety and public health issues at our restaurants, including any occurrences of pathogens (i.e., Ebola, “mad cow disease,” “SARS,” “swine flu,” Zika virus, avian influenza, hepatitis A, porcine epidemic diarrhea virus, norovirus or other virus), bacteria (i.e., salmonella, listeria or E.coli), parasites or other toxins infecting our food supply. These potential public health issues, in addition to food tampering, could adversely affect food prices and availability of certain food products, could generate negative publicity, and could lead to closure of restaurants resulting in a decline in our sales or profitability. In addition, there is no guarantee that our restaurant locations will maintain the high levels of internal controls and training we require at our restaurants. Furthermore, our reliance on third-party food processors makes it difficult to monitor food safety compliance and may increase the risk that food-borne illness would affect multiple locations rather than single restaurants. Some food-borne illness incidents could be caused by third-party food suppliers and transporters outside of our control, and may affect multiple restaurant locations as a result. We cannot assure you that all food items will be properly maintained during transport throughout the supply chain and that our team members will identify all products that may be spoiled and should not be used in our restaurants. The risk of food-borne illness may also increase whenever our menu items are served outside of our control, such as by third-party food delivery services, guest take out or at catered events. We do not have direct control over our third-party suppliers, transporters or delivery services, including in their adherence to additional sanitation protocols and guidelines as a result of the COVID-19 pandemic or other infectious diseases, and may not have visibility into their practices. New illnesses resistant to our current precautions may develop in the future, or diseases with long incubation periods could arise, that could give rise to claims or allegations on a retroactive basis. One or more instances of food-borne illness in one of our restaurants could negatively affect sales at all our restaurants if highly publicized, such as on national media outlets or through social media, especially due to the geographic concentration of many of our restaurants. This risk exists even if it were later determined that the illness was wrongly attributed to one of our restaurants. Potential food safety incidents, whether at our restaurants or involving our business partners, could lead to wide public exposure and negative publicity, which could materially harm our business. A number of other restaurant chains have experienced incidents related to food-borne illnesses that have had material adverse impacts on their operations, and we cannot assure you that we could avoid a similar impact upon the occurrence of a similar incident at one of our restaurants. Additionally, even if food-borne illnesses were not identified at our restaurants, our restaurant sales could be adversely affected if instances of food-borne illnesses at other restaurant chains were highly publicized.

We face significant competition for guests, and our inability to compete effectively may affect our traffic, our sales and our operating profit margins, which could have a material adverse effect on our business, financial condition and results of operations.

The restaurant industry is intensely competitive with many companies that compete directly and indirectly with us with respect to food quality, brand recognition, service, price and value, convenience, design and location. We compete in the restaurant industry with national, regional and locally-owned and/or operated limited-service restaurants and full-service restaurants. We compete with fast casual restaurants, quick service restaurants and casual dining restaurants. Some of our competitors have significantly greater financial, marketing, personnel and other resources than we do, and many of our competitors are well-established in markets in which we have existing restaurants or intend to locate new restaurants. In addition, many of our competitors have greater name recognition nationally or in some of the local markets in which we have or plan to have restaurants. Competition from food delivery services has also increased in recent years, particularly during the COVID-19 pandemic, and is expected to continue to increase. Any inability to successfully compete with the restaurants in our existing or new markets will place downward pressure on our guest traffic and could have a material adverse effect on our business, financial condition and results of operations. Additionally, a significant amount of the delivery from our restaurants is through third-party delivery companies. If these third-party delivery companies cease doing business with us, or cannot make their scheduled deliveries, or do not continue their relationship with us on favorable terms, it may have a negative impact on sales or result in increased third-party delivery fees.

Our continued success also depends in part on the continued popularity of our menu and the experience we offer guests at our restaurants. Consumer tastes, nutritional and dietary trends, traffic patterns and the type, number, and location of competing restaurants often affect the restaurant business, and our competitors may react more efficiently and effectively to changes in those conditions. In addition, some of our competitors in the past have implemented promotional programs that provide price discounts on certain menu offerings, and they may continue to do so in the future. If we are unable to continue to compete effectively, our traffic, restaurant sales and restaurant operating profit margins could decline, which could have a material adverse effect on our business, financial condition and results of operations.

Additionally, our competitors with greater financial resources can spend significantly more on marketing and advertising and other initiatives than we are able to. Should our competitors increase spending on marketing and advertising and other initiatives or our marketing expenditures decrease for any reason, or should our advertising, promotions, and restaurant designs and locations be less effective than our competitors, it could have a material adverse effect on our business, financial condition and results of operations.

Our restaurant base is geographically concentrated in the Midwestern United States, and we could be negatively affected by conditions specific to that region.

Our restaurants in the Midwestern United States represented approximately 89% of our restaurants as of December 27, 2020. Our restaurants in the Chicagoland area represented approximately 61% of our restaurants as of December 27, 2020. Adverse changes in demographic, unemployment, economic, regulatory or weather conditions in the Midwestern United States have had, and may continue to have, material adverse effects on our business, financial condition and results of operations. As a result of our concentration in this market, we have been, and in the future may be, disproportionately affected by conditions in this geographic area compared to other chain restaurants with a national footprint.

In addition, our competitors could open additional restaurants in the Midwestern United States, which could result in reduced market share for us in this key geographic region, which could have a material adverse effect on our business, financial condition and results of operations.

Damage to our reputation and negative publicity could have a material adverse effect on our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter into new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by negative publicity relating to food quality, the safety, sanitation and welfare of our restaurant facilities, guest complaints or litigation alleging illness or injury, health inspection scores, integrity of our or our suppliers’ food processing and other policies, practices and procedures, team member relationships and welfare or other matters at one or more of our restaurants. Any publicity relating to health concerns, perceived or specific outbreaks of a food-borne illness attributed to one or more of our restaurants, or non-compliance with food handling and sanitation requirements imposed by federal, state and local governments could result in a significant decrease in guest traffic in all of our restaurants and could have a material adverse effect on our results of operations. Furthermore, similar negative publicity or occurrences with respect to other restaurants or other restaurant chains could also decrease our guest traffic and have a similar material adverse effect on our business. In addition, incidents of restaurant commentary have increased dramatically with the proliferation of social media platforms. Negative publicity may adversely affect us, regardless of whether the allegations are valid or whether we are held responsible. In addition, the negative impact of adverse publicity may extend far beyond the restaurant involved, especially due to the high geographic concentration of many of our restaurants, and affect some or all our other restaurants. For example, we, or other restaurant companies generally, could come under criticism from animal rights and welfare activists for our business practices or those of our suppliers. Such criticisms could impair our brand, our restaurant sales, our hiring, and our expansion plans. If we changed our practices because of concerns about animal welfare, or in response to such criticisms, our costs might increase, or we may have to change our suppliers or our menu. A similar risk exists with respect to food service businesses unrelated to us, if customers mistakenly associate such unrelated businesses with our operations. Team member claims against us based on, among other things, wage and hour violations, discrimination, harassment or wrongful termination may also create not only legal and financial liability but negative publicity that could adversely affect us and divert our financial and management resources that would otherwise be used to benefit the future performance of our operations. A significant increase in the number of these claims or an increase in the number of successful claims could have a material adverse effect on our business, financial condition and results of operations.

The digital and delivery business, and expansion thereof, is uncertain and subject to risk.

We believe digital investments to be a critical differentiator for our business, creating the opportunity to drive greater engagement and frequency with both new and existing customers. As the digital space around us continues to evolve, our technology needs to evolve concurrently to stay competitive with the industry. If we do not maintain and innovate our digital systems that are competitive with the industry, our digital business may be adversely affected and could damage our sales. We rely on third-parties for our ordering and payment platforms.

Such services performed by these third-parties could be damaged or interrupted by technological issues, which could then result in a loss of sales for a period of time. Information processed by these third-parties could also be impacted by cyber-attacks, which could not only negatively impact our sales, but also harm our brand image.

Recognizing the rise in delivery services offered throughout the restaurant industry, we understand the importance of providing such services to meet our guests wherever and whenever they want. We have invested in marketing to promote our delivery partnerships, which could negatively impact our profitability if the business does not continue to expand. We rely on third-parties to fulfill delivery orders timely and in a fashion that will satisfy our guests. Errors in providing adequate delivery services may result in guest dissatisfaction, which could also result in loss of guest retention, loss in sales and damage to our brand image. Additionally, as with any third-party handling food, such delivery services increase the risk of food tampering while in transit. We developed sealed packaging to provide some deterrence against such potential food tampering. We are also subject to risk if there is a shortage of delivery drivers, which could result in a failure to meet our guests’ expectations.

Third-party delivery services within the restaurant industry is a competitive environment and includes a number of players competing for market share. If our third-party delivery partners fail to effectively compete with other third-party delivery providers in the sector, our delivery business may suffer resulting in a loss of sales. If any third-party delivery provider we partner with experiences damage to their brand image, we may also see ramifications due to our partnership with them.

Our inability or failure to recognize, respond to and effectively manage the accelerated impact of social media could have a material adverse effect on our business, financial condition or results of operations.

Our marketing efforts rely heavily on the use of social media. In recent years, there has been a marked increase in the use of social media platforms, including weblogs (blogs), mini-blogs, chat platforms, social media websites, and other forms of Internet-based communications which allow individuals access to a broad audience of consumers and other interested persons. Many of our competitors are expanding their use of social media, especially since the beginning of the COVID-19 pandemic, and new social media platforms are rapidly being developed, potentially making more traditional social media platforms obsolete. As a result, we need to continuously innovate and develop our social media strategies in order to maintain broad appeal with customers and brand relevance, particularly given the rise in digital orders by customers at home due to the COVID-19 pandemic. We also continue to invest in other digital marketing initiatives that allow us to reach our customers across multiple digital channels and build their awareness of, engagement with, and loyalty to our brand. These initiatives may not be successful, resulting in expenses incurred without the benefit of higher sales or increased brand recognition. Additionally, negative commentary regarding our restaurants, our food or our service may be posted on social media platforms and may be adverse to our reputation or business. This harm may be immediate, without affording us an opportunity for redress or correction.

As laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by us or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and have a material adverse effect on our business, financial condition and results of operations. In addition, an increase in the use of social media for product promotion and marketing may cause an increase in the burden on us to monitor compliance of such materials and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations.

We have a limited number of suppliers and distributors for several of our frequently used ingredients. If our suppliers or distributors are unable to fulfill their obligations under our arrangements with them, we could encounter supply shortages and incur higher costs.

We utilize a combination of direct suppliers and distributors dependent on both the product category as well as geography. These products are purchased through various pricing protocols inclusive of commodity and risk management, fixed pricing agreements and market-based costing measures. Due to the concentration of suppliers and distributors that we utilize, the cancellation of our supply arrangements with these suppliers or the disruption, delay or inability of these suppliers to deliver these products to our restaurants due to problems in production or distribution, inclement weather, natural disasters, unanticipated demand or other conditions may materially and adversely affect our results of operations while we establish alternative distribution channels.

In addition, we do not control the businesses of our suppliers and distributors and our efforts to monitor the standards by which they perform may not be successful. If our suppliers or distributors fail to comply with food safety or other laws and regulations, or face allegations of non-compliance, their operations may be disrupted. If that were to occur, we may not be able to find replacement suppliers on commercially reasonable terms or a timely basis, if at all.

Contingency platforms have been developed to mitigate the risk in various cases including secondary supply, floor stocking arrangements, product diversification and inventory management. While we therefore believe that alternative supply and distribution sources are available, there can be no assurance that we will continue to be able to identify or negotiate with such sources on terms that are commercially reasonable to us or that the quality of the product from an alternative supplier is comparable to existing standards. If our suppliers or distributors are unable to fulfill their obligations under their contracts or we are unable to identify alternative sources, we could encounter supply shortages and incur higher costs, each of which could have a material adverse effect on our results of operations.

Any prolonged disruption in the operations of our two supply chain centers could harm our business.

We operate two manufacturing and supply chain centers in Illinois. We plan to continue investing in additional supply chain capacity in the future, as necessary, based on our growth in existing and new restaurants. Our supply chain centers produce all the Italian beef, gravy and sweet peppers used within all of our restaurants. As a result, any prolonged disruption in the operations of any of these facilities, whether due to technical, operational or labor difficulties, destruction or damage to the facility, real estate issues, limited capacity or other reasons, could adversely affect our business, financial condition and results of operations.

We face potential liability with our gift cards under the property laws of some states.

Our gift cards, which may be used to purchase food and beverages in our restaurants, may be considered stored value cards by certain states in accordance with their abandoned and unclaimed property laws. These laws could require us to remit cash to such state in an amount equal to all or a designated portion of the unredeemed balance on the gift cards based on certain card attributes and the length of time that the cards are inactive. The Company formed an affiliate in Florida, PHD Card Services, LLC that handles the issuance of Portillo’s gift cards, and the gift card breakage is recorded based on historical data on gift card redemption.

The analysis of the potential application of the abandoned and unclaimed property laws to our gift cards is complex, involving an analysis of constitutional, statutory provisions and factual issues. In the event that one or more states change their existing abandoned and unclaimed property laws or successfully challenge our position on the application of its abandoned and unclaimed property laws to our gift cards, or if the estimates that we use in projecting the likelihood of the cards being redeemed prove to be inaccurate, our liabilities with respect to unredeemed gift cards may be materially higher than the amounts shown in our consolidated financial statements. If we are required to materially increase the estimated liability recorded in our consolidated financial statements with respect to unredeemed gift cards, our financial condition and results of operations could be adversely affected.

We depend on our executive officers and certain other key team members, the loss of whom could have a material adverse effect on our business, financial condition and results of operations.

We rely upon the accumulated knowledge, skills and experience of our executive officers and certain other key team members. Our chief executive officer has been with us for more than three years and our executive officers have a combined total of over 140 years of experience in the food service industry. The loss of the services of any of our executive officers could have a material adverse effect on our business, financial condition and results of operations, as we may not be able to find suitable individuals to replace such personnel on a timely basis or without incurring increased costs, or at all. If our executive officers were to leave us or become incapacitated, it might negatively impact our planning and execution of business strategy and operations. We believe that our future success will depend on our continued ability to attract and retain highly skilled and qualified executive personnel. There is a high level of competition for experienced, successful executive personnel in our industry. Our inability to meet our executive staffing requirements in the future could have a material adverse effect on our business, financial condition and results of operations.

Our inability to identify qualified individuals for our workforce could slow our growth and adversely impact our ability to operate our restaurants.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified team members to meet the needs of our existing restaurants and to staff new restaurants. A sufficient number of qualified individuals to fill these positions may be in short supply in some communities. Competition in these communities for qualified team members could require us to pay higher wages and provide greater benefits. We place a heavy emphasis on the qualification and training of our personnel and spend a significant amount of time and money on training our team members. Any inability to recruit and retain qualified individuals may result in higher turnover and increased labor costs, and could compromise the quality of our service, could have a material adverse effect on our business, financial condition and results of operations. Any such inability could also delay the planned openings of new restaurants and could adversely impact our existing restaurants. The inability to retain or recruit qualified team members, increased costs of attracting qualified team members or delays in restaurant openings could have a material adverse effect on our business, financial condition and results of operations. The COVID-19 pandemic has exacerbated staffing complexities for us and other restaurant operators. During 2020, we closed our dining rooms at the time required by different jurisdictions, but were able to maintain our drive-thru, delivery and curbside pick-up business. We reopened our dining rooms as permitted by the various applicable municipal health and safety mandates. We reopened all of our restaurants in a new environment, filled with increased complexity for our team members and managers, a decreased applicant pool for all positions, safety concerns, and ongoing staff call-outs and exclusions due to illness. The COVID-19 pandemic has also resulted in aggressive competition for talent, wage inflation and pressure to improve benefits and workplace conditions to remain competitive. Maintaining adequate staffing in our existing restaurants and hiring and training staff for our new restaurants has been significantly complicated by the impacts of the COVID-19 pandemic on our business. Our existing wages and benefits programs, combined with the challenging conditions due to the COVID-19 pandemic and the highly competitive wage pressure resulting from the labor shortage, may be insufficient to attract and retain the best talent. Our failure to recruit and retain new team members in a timely manner or higher team member turnover levels all could affect our ability to open new restaurants and grow sales at existing restaurants, and we may experience higher than projected labor costs.

The failure to obtain or to properly verify the employment eligibility of our team members could have a material adverse effect on our business, financial condition and results of operations.

Although we require all workers to provide us with government-specified documentation evidencing their employment eligibility, some of our team members may, without our knowledge, be unauthorized workers. We currently participate in the “E-Verify” program, an Internet-based, free program run by the U.S. government to verify employment eligibility, in Arizona, which is the only state in which we operate where participation is required. However, use of the “E-Verify” program does not guarantee that we will properly identify all applicants who are ineligible for employment, and we are not utilizing “E-Verify” in any other states where we operate. Unauthorized workers are subject to deportation and may subject us to fines or penalties, and if any of our workers are found to be unauthorized, we could experience adverse publicity that may negatively impact our brand and may make it more difficult to hire and keep qualified team members. Termination of a significant number of team members who are unauthorized employees may disrupt our operations, cause temporary increases in our labor costs as we train new team members and result in adverse publicity. We could also become subject to fines, penalties and other costs related to claims that we did not fully comply with all recordkeeping obligations of federal and state immigration compliance laws. These factors could materially adversely affect our business, financial condition and results of operations.

Failure to maintain our corporate culture as we grow could have a material adverse effect on our business, financial condition and results of operations.

We believe that a critical component to our success has been our corporate culture and values of Family, Greatness, Energy and Fun. We have invested substantial time and resources in building our team. As we continue to grow, we may find it difficult to maintain the innovation, teamwork, passion and focus on execution that we believe are important aspects of our corporate culture. Any failure to preserve our culture could negatively impact our operations, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives. If we cannot maintain our corporate culture as we grow, it could have a material adverse effect on our business, financial condition and results of operations.

Unionization activities may disrupt our operations and increase our costs.

Although none of our team members are currently covered under collective bargaining agreements, our team members may elect to be represented by labor unions in the future. If a significant number of our team members were to become unionized and collective bargaining agreement terms were significantly different from our current compensation arrangements, it could have a material adverse effect on our business, financial condition and results of operations. In addition, a labor dispute involving some or all our team members may harm our reputation, disrupt our operations and reduce our revenues, and resolution of disputes could increase our costs. Further, if we enter into a new market with unionized construction companies, or the construction companies in our current markets become unionized, construction and build-out costs for new restaurants in such markets could materially increase.

Matters relating to employment and labor law could have a material adverse effect on our business, financial condition and results of operations and restaurant companies have been the target of class action lawsuits and other proceedings alleging violations of workplace and employment laws. Proceedings of this nature are costly, divert management attention and, if successful, could result in our payment of substantial damages or settlement costs.

Various federal and state labor laws govern our relationships with our team members and affect our operating costs. Our operations are subject to the U.S. Occupational Safety and Health Act, which governs worker health and safety, the U.S. Fair Labor Standards Act, which governs such matters as minimum wages and overtime, and a variety of similar federal, state and local laws that govern these and other employment law matters. These laws include employee classifications as exempt or non-exempt, minimum wage requirements, unemployment tax rates, workers’ compensation rates, overtime, family leave, working conditions, safety standards, immigration status, unemployment tax rates, workers’ compensation rates, state and local payroll taxes, federal and state laws which prohibit discrimination, citizenship requirements and other wage and benefit requirements for team members classified as non-exempt. In addition, with the passage in 2010 of the U.S. Patient Protection and Affordable Care Act (the “ACA”), we are required to provide affordable coverage, as defined in the ACA, to all team members, or otherwise be subject to a payment per team member based on the affordability criteria in the ACA. Additionally, some states and localities have passed state and local laws mandating the provision of certain levels of health benefits by some employers. Significant additional government regulations and new laws, including mandated increases in minimum wages, changes in exempt and non-exempt status, or increased mandated benefits such as health care and insurance costs could have a material adverse effect on our business, financial condition and results of operations. In addition, changes in federal or state workplace regulations could adversely affect our ability to meet our financial targets.

Our business is subject to the risk of litigation by team members, consumers, suppliers, stockholders or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation, particularly class action and regulatory actions, is difficult to assess or quantify. In recent years, restaurant companies, including us, have been subject to lawsuits alleging violations of federal and state laws regarding workplace and employment conditions, discrimination and similar matters, and some restaurants have been subject to class action lawsuits in respect of such matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. Similar lawsuits have been instituted from time to time alleging violations of various federal and state wage and hour laws regarding, among other things, employee meal deductions, overtime eligibility of managers and failure to pay for all hours worked. Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and money away from our operations and result in increases in our insurance premiums. In addition, they may generate negative publicity, which could reduce guest traffic and sales. Although we maintain what we believe to be adequate levels of insurance, insurance may not be available at all or in sufficient amounts to cover any liabilities with respect to these or other matters. A judgment or other liability in excess of our insurance coverage for any claims or any adverse publicity resulting from claims could have a material adverse effect on our business, financial condition and results of operations.

If we face labor shortages or increased labor costs, it could have a material adverse effect on our business, financial condition and results of operations.

Labor is a primary component in the cost of operating our restaurants. If we face labor shortages or increased labor costs because of increased competition for team members, federal or state unemployment benefits, higher team member-turnover rates, unionization of restaurant workers, or increases in the federally-mandated or state-mandated minimum wage, change in exempt and non-exempt status, or other employee benefits costs (including costs associated with health insurance coverage or workers’ compensation insurance), our operating expenses could increase and our growth could be adversely affected.

As a result of wage pressures, our team members are all paid more than the applicable minimum wage in the area where they work. Increases in federal or state minimum wages or unemployment benefits may also result in increases in the wage rates paid. We may be unable to increase our menu prices in order to pass future increased labor costs on to our guests, in which case our operating margins would be negatively affected. If menu prices are increased by us to cover increased labor costs, the higher prices could adversely affect demand for our menu items, resulting in lower sales.

In addition, our success depends in part upon our ability to attract, motivate and retain a sufficient number of well-qualified restaurant operators, management personnel and other team members. Qualified individuals needed to fill these positions can be in short supply in some geographic areas. Competition for these team members could require us to pay higher wages, which could also result in higher labor costs. In addition, limited service restaurants have traditionally experienced relatively high employee turnover rates. Although we have not yet experienced any significant problems in recruiting team members, our ability to recruit and retain such individuals may delay the planned openings of new restaurants or result in higher team member turnover in existing restaurants, which could increase our labor costs and have a material adverse effect on our business, financial condition and results of operations.

We are exposed to risks associated with leasing property subject to long-term and non-cancelable leases and may be unable to renew leases at the end of their terms.

Many of our restaurant leases are non-cancelable and typically have initial terms of 10 to 20 years, providing for four renewal options of five years each as well as rent escalations. Generally, our leases are triple-net leases that require us to pay our share of the costs of real estate taxes, utilities, building operating expenses, insurance and other charges in addition to rent. We generally cannot cancel these leases, and additional sites that we lease are likely to be subject to similar long-term non-cancelable leases. Even if we close a restaurant, we are required to perform our obligations under the applicable lease, which could include, among other things, a payment of the base rent, property taxes, insurance and common area maintenance costs for the balance of the lease term, which would impact our profitability. Due to the COVID-19 pandemic, we temporarily closed dining rooms in all restaurants and negotiated extensively with our landlords for rent relief and certain modified obligations under our leases, but we still may not be able to recover our investment in these properties. In addition, as leases expire for restaurants that we will continue to operate, we may, at the end of the lease term and any renewal period for a restaurant, be unable to negotiate renewals, either on commercially acceptable terms or at all. As a result, we may close or relocate the restaurant, which could subject us to unanticipated construction costs related to leasehold improvements at the new restaurant location that we are unable to control, the delay or failure by the landlord to deliver the new restaurant location to us, and unfavorable anticipated commercial, residential or infrastructure development near our new restaurant location, among other costs and risks. Additionally, the revenues and profit, if any, generated at a relocated restaurant may not equal the revenues and profit generated at the existing restaurant.

Our business is subject to risks related to our sale of alcoholic beverages.

We serve alcoholic beverages at most of our restaurants, and we may introduce alcoholic beverages at additional restaurants in the future. Alcoholic beverage control regulations generally require our restaurants to apply to a state authority and, in certain locations, county or municipal authorities for a license that must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of daily operations of our restaurants, including minimum age of team members, advertising, trade practices, wholesale purchasing, other relationships with alcoholic beverages manufacturers, wholesalers and distributors, inventory control and handling, storage and dispensing of alcoholic beverages and training of team members. Any future failure to comply with these regulations and obtain or retain licenses could have a material adverse effect on our business, financial condition and results of operations.

We are also subject in certain states to “dram shop” statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. We carry liquor liability coverage as part of our existing comprehensive general liability insurance. Recent litigation against restaurant chains has resulted in significant judgments and settlements under dram shop statutes. Because these cases often seek punitive damages, which may not be covered by insurance, such litigation could have a material effect on our business, financial condition and results of operations. Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and money away from operations and hurt our financial performance. A judgment significantly in excess of our insurance coverage or not covered by insurance could have a material adverse effect on our business, financial condition or results of operations.

An impairment in the carrying value of our goodwill, indefinite-lived intangible assets or long-lived assets could have a material adverse effect on our financial condition and results of operations.

As of December 27, 2020, we had approximately $394 million of goodwill and $266 million of intangible assets, primarily related to the purchase price allocation performed in connection with the Berkshire Acquisition. We test goodwill and indefinite-lived intangible assets for impairment in the fourth quarter of each fiscal year and whenever events or changes in circumstances indicate that impairment may have occurred. In fiscal 2020, we performed an impairment test and even with changes in circumstances brought about by the COVID-19 pandemic, we did not recognize impairment charges; however, an impairment test in the future may indicate that an impairment has occurred. In the event that the book value of goodwill or other indefinite-lived intangible assets is impaired, any such impairment would be charged to earnings in the period of impairment. We cannot accurately predict the amount and timing of any impairment of assets. Should the value of goodwill or other indefinite-lived intangible assets become impaired in the future, any impairment could have a material adverse effect on our financial condition and results of operations. See Note 5 – Goodwill and Intangible Assets in the notes to the audited consolidated financial statements included elsewhere in this prospectus for additional information.

Changes to estimates related to our property, fixtures and equipment and definite-lived intangible assets or operating results that are lower than our current estimates at certain restaurant locations may cause us to incur impairment charges or accelerate the amortization on certain long-lived assets, which may adversely affect our results of operations

Natural disasters, unusual weather conditions, pandemic outbreaks, political events, war and terrorism could disrupt our business and result in lower sales, increased operating costs and capital expenditures.

Our home office, restaurant locations, suppliers and distributors, and their respective facilities, as well as certain of our vendors and customers, are located in areas that have been and could be subject to natural disasters such as floods, drought, hurricanes, tornadoes, fires or earthquakes. As a result of the concentration of our restaurants in the Midwestern United States, adverse weather conditions or other extreme changes in short-term weather conditions or long-term changes in weather patterns related to climate change, including those that may result in electrical and technological failures, may disrupt our business and may adversely affect our ability to obtain food and supplies and sell menu items. Our business may be harmed if our ability to obtain food and supplies and sell menu items is impacted by any such events, any of which could influence customer trends and purchases and may negatively impact our revenues, properties or operations. Such events could result in physical damage to one or more of our properties, the temporary closure of some or all of our restaurants and our suppliers and distributors, the temporary lack of an adequate work force in a market, temporary or long-term disruption in the transport of goods, delay in the delivery of goods and supplies to our restaurants and our suppliers and distributors, disruption of our technology support or information systems, or fuel shortages or dramatic increases in fuel prices, all of which would increase the cost of doing business. These events also could have indirect consequences such as increases in the costs of insurance if they result in significant loss of property or other insurable damage. Any of these factors, or any combination thereof, could have a material adverse effect on our business, financial condition and results of operations.

The increasing focus on environmental sustainability and social initiatives could increase our costs, harm our reputation, and adversely impact our financial results.

There has been increasing public focus by investors, environmental activists, the media and governmental and nongovernmental organizations on a variety of environmental, social and other sustainability matters. With respect to the restaurant industry, concerns have been expressed regarding energy management, water management, food and packaging waste management, food safety, nutritional content, labor practices and supply chain and management food sourcing. We experience pressure to make commitments relating to sustainability matters that affect companies in our industry, including the design and implementation of specific risk mitigation strategic initiatives relating to sustainability. If we are not effective in addressing environmental, social and other sustainability matters affecting our industry, or setting and meeting relevant sustainability goals, our brand image may suffer. In addition, we may experience increased costs in order to execute upon our sustainability goals and measure achievement of those goals, which could have an adverse impact on our business and financial condition.

Risks Related to Our Indebtedness

Our level of indebtedness could have a material adverse effect on our business, financial condition and results of operations and limit our ability to plan for or respond to changes in our business.

The total principal amount of debt outstanding under our Credit Facilities, excluding finance lease liabilities and financing obligations, as of December 27, 2020 was approximately $484.0 million. Our indebtedness could have significant effects on our business, such as:

•	limiting our ability to borrow additional amounts to fund capital expenditures, acquisitions, debt service requirements, execution of our growth strategy and other purposes;

•	limiting our ability to make investments, including acquisitions, loans and advances, and to sell, transfer or otherwise dispose of assets;

•

requiring us to dedicate a substantial portion of our cash flow from operations to pay principal and interest on our borrowings, which would reduce availability of our cash flow to fund working capital, capital expenditures, acquisitions, execution of our growth strategy and other general corporate purposes;

•

making us more vulnerable to adverse changes in general economic, industry and competitive conditions, in government regulation and in our business by limiting our ability to plan for and react to changing conditions;

•	placing us at a competitive disadvantage compared with our competitors that have less debt; and

•

exposing us to risks inherent in interest rate fluctuations because our borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

In addition, we may not be able to generate sufficient cash flow from our operations to repay our indebtedness when it becomes due and to meet our other cash needs. If we are not able to pay our borrowings as they become due, we will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling additional debt or equity securities. We may not be able to refinance our debt or sell additional debt or equity securities or our assets on favorable terms, if at all, and if we must sell our assets, it may negatively affect our financial condition and results of operations.

Pursuant to the First Lien Credit Agreement (as defined herein), if the revolving credit exposure exceeds 35% of the aggregate amount of revolving credit commitments as of the last day of any fiscal quarter (which calculation shall exclude letter of credit obligations that have been cash collateralized or backstopped in full and obligations with respect to other letters of credit in an aggregate amount not to exceed $5.0 million), the Borrower (as defined herein) must maintain a ratio of consolidated first lien net debt to consolidated EBITDA (with certain adjustments as set forth in the First Lien Credit Agreement) of no greater than 6.50 to 1.00, to be tested as of the last day of each fiscal quarter and determined on the basis of the four most recently ended fiscal quarters of the Borrower for which financial statements have been delivered pursuant to the First Lien Credit Agreement. Events beyond our control, including changes in general economic and business conditions, may affect our ability to satisfy the financial covenant. We cannot assure you that we will satisfy the financial covenant in the future, or that our lenders will waive any failure to satisfy the financial covenant.

Further, a portion of our indebtedness bears interest at fluctuating interest rates based on the London interbank offered rate (“LIBOR”), and the financial authority that regulates LIBOR has announced that it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2023. If LIBOR ceases to exist, we may need to renegotiate certain loan documents and we cannot predict what alternative index would be negotiated with our lenders. As a result, our interest expense could increase, in which event we may have difficulties making interest payments and funding our other fixed costs, and our available cash flow for general corporate requirements may be adversely affected.

We may be unable to generate sufficient cash flow to satisfy our debt service obligations, which would adversely affect our financial condition and results of operations.

Our ability to manage our debt is dependent on our level of positive cash flow from our restaurants. An economic downturn may negatively impact our cash flows. Credit and capital markets can be volatile, which could make it more difficult for us to refinance our existing debt or to obtain additional debt or equity financings in the future. Such constraints could increase our costs of borrowing and could restrict our access to other potential sources of future liquidity. Our failure to comply with the covenants under the Credit Facilities or to have sufficient liquidity to make interest and other payments required by our debt could result in a default of such debt and acceleration of our borrowings, which could have a material adverse effect on our business, financial condition and results of operations.

Downgrades in our credit ratings could impact our ability to access capital and materially adversely affect our business, financial condition and results of operations.

Our debt is rated by credit rating agencies. These agencies may downgrade their credit ratings for us based on the performance of our business, our capital strategies or their overall view of our industry. There can be no assurance that any rating assigned to our currently outstanding indebtedness will remain in effect for any given period of time or that any such ratings will not be lowered, suspended or withdrawn entirely by a rating agency if, in that agency’s judgment, circumstances so warrant.

A downgrade of our credit ratings could, among other things, increase our cost of borrowing, limit our ability to access capital, result in more restrictive covenants in agreements governing the terms of any future indebtedness that we may incur, including restrictions on our ability to pay dividends or repurchase shares, or require us to provide collateral for future borrowings, and thereby adversely impact our business, financial condition and results of operations.

Risks Related to Our Organizational Structure

The interests of Berkshire may conflict with our interests or the interests of the holders of our Class A common stock in the future.

Berkshire Private Equity engages in a range of investing activities, including investments in restaurants and other consumer-related companies. In the ordinary course of its business activities, Berkshire may engage in activities where its interests conflict with our interests or those of our stockholders. Our amended and restated certificate of incorporation will provide that our directors and stockholders, including Berkshire, do not have any obligation to offer us an opportunity to participate in business opportunities presented to them even if the opportunity is one that we might reasonably have pursued (and therefore may be free to compete with us in the same business or similar businesses) and that, to the extent permitted by law, such directors and stockholders will not be liable to us or our stockholders for breach of any duty by reason of any such activities. Accordingly, the interests of Berkshire may supersede ours, causing them or their affiliates to compete against us or to pursue opportunities instead of us, for which we have no recourse. Such actions on the part of Berkshire and inaction on our part could have a material adverse effect on our business, financial condition and results of operations. In addition, Berkshire may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment in us, even though such transactions might involve risks to you, such as debt-financed acquisitions.

Delaware law and our organizational documents, as well as our existing and future debt agreements, may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their shares.

We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. In addition, provisions of our amended and restated certificate of incorporation and bylaws that will be effective upon closing of this offering may make it more difficult for, or prevent a third party from, acquiring control of us without the approval of our Board. Among other things, these provisions:

•	do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	delegate the sole power of a majority of the Board to fix the number of directors;

•	provide the power of our Board to fill any vacancy on our Board, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

•	authorize the issuance of “blank check” preferred stock without any need for action by stockholders;

•	eliminate the ability of stockholders to call special meetings of stockholders;

•	establish advance notice requirements for nominations for election to our Board or for proposing matters that can be acted on by stockholders at stockholder meetings; and

•	limit the ability of stockholders to act by written consent after Berkshire no longer holds 50% of our Class A common stock.

In addition, our Credit Facilities impose, and we anticipate that documents governing our future indebtedness may impose, limitations on our ability to enter into change of control transactions. Thereunder, the occurrence of a change of control transaction could constitute an event of default permitting acceleration of the indebtedness, thereby impeding our ability to enter into certain transactions.

The foregoing factors, as well as the significant Class A common stock ownership by Berkshire, could impede a merger, takeover, or other business combination, or discourage a potential investor from making a tender offer for our Class A common stock, which, under certain circumstances, could reduce the market value of our Class A common stock. See “Description of Capital Stock.”

We are a holding company and our principal asset after completion of this offering will be our         % ownership interest in Portillo’s OpCo, and we are accordingly dependent upon distributions from Portillo’s OpCo to pay dividends, if any, and taxes, make payments under the Tax Receivable Agreement and pay other expenses.

We are a holding company and, upon completion of the Reorganization Transactions and this offering, our principal asset will be our ownership of         % of the outstanding LLC Units. See “Organizational Structure.” We have no independent means of generating revenue. Portillo’s OpCo is, and will continue to be, treated as a partnership for U.S. federal and applicable state and local income tax purposes and, as such, will generally not be subject to entity-level U.S. federal and applicable state and local income tax. Instead, the taxable income of Portillo’s OpCo will be allocated to holders of LLC Units, including us. Accordingly, we will incur income taxes on our allocable share of any taxable income of Portillo’s OpCo. We will also incur expenses related to our operations, and will have obligations to make payments under the Tax Receivable Agreement. As the sole managing member of Portillo’s OpCo, we intend to cause Portillo’s OpCo to make distributions to the holders of LLC Units (including us) in amounts sufficient to (i) cover all of the income taxes payable on our and the other LLC Unit holders’ respective allocable shares of the taxable income of Portillo’s OpCo, (ii) allow us to make any payments required under the Tax Receivable Agreement we intend to enter into as part of the Reorganization Transactions, (iii) fund dividends to our stockholders in accordance with our dividend policy, to the extent that our Board declares such dividends and (iv) pay our expenses.

Deterioration in the financial condition, earnings or cash flow of Portillo’s OpCo and its subsidiaries for any reason could limit or impair their ability to pay such distributions. Additionally, to the extent that we need funds and Portillo’s OpCo is restricted from making such distributions to us under applicable law or regulation, as a result of covenants in its debt agreements or otherwise, we may not be able to obtain such funds on terms acceptable to us, or at all, which could have a material adverse effect on our liquidity and financial condition.

In certain circumstances, Portillo’s OpCo will be required to make distributions to us and the other holders of LLC Units, and the distributions that Portillo’s OpCo will be required to make may be substantial.

Under the Amended LLC Agreement, Portillo’s OpCo will generally be required from time to time to make pro rata distributions in cash to us and the other holders of LLC Units at certain assumed tax rates in amounts that are intended to be sufficient to cover the income taxes payable on our and the other LLC Unit holders’ respective allocable shares of the taxable income of Portillo’s OpCo. As a result of (i) potential differences in the amount of taxable income allocable to us and the other LLC Unit holders, (ii) the lower tax rate applicable to corporations than individuals and (iii) the use of an assumed tax rate (based on the tax rate applicable to individuals) in calculating Portillo’s OpCo distribution obligations, we may receive tax distributions significantly in excess of our tax liabilities and obligations to make payments under the Tax Receivable Agreement. Our Board, in its sole discretion, will make any determination from time to time with respect to the use of any such excess cash so accumulated, which may include, among other uses, funding repurchases of

Class A common stock; acquiring additional newly issued LLC Units from Portillo’s OpCo at a per unit price determined by reference to the market value of the Class A common stock; paying dividends, which may include special dividends, on its Class A common stock; or any combination of the foregoing. We will have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders. To the extent that we do not distribute such excess cash as dividends on our Class A common stock or otherwise undertake ameliorative actions between LLC Units and shares of Class A common stock and instead, for example, hold such cash balances, holders of our LLC Units (other than Portillo’s Inc.) may benefit from any value attributable to such cash balances as a result of their ownership of Class A common stock following a redemption or exchange of their LLC Units, notwithstanding that such holders of our LLC Units (other than Portillo’s Inc.) may previously have participated as holders of LLC Units in distributions by Portillo’s OpCo that resulted in such excess cash balances at Portillo’s Inc. See “Certain Relationships and Related Party Transactions—Amended Portillo’s OpCo Agreement.”

The Tax Receivable Agreement with the TRA Parties requires us to make cash payments to them in respect of certain tax benefits to which we may become entitled, and we expect that the payments we will be required to make will be substantial.

Under the Tax Receivable Agreement, we will be required to make cash payments to the TRA Parties equal to 85% of the tax benefits, if any, that we actually realize, or in certain circumstances are deemed to realize, as a result of (i) our allocable share of existing tax basis acquired in this offering, (ii) certain favorable tax attributes we will acquire from the Blocker Companies in the Mergers (including net operating losses and the Blocker Companies’ allocable share of existing tax basis), (iii) increases in our allocable share of existing tax basis and tax basis adjustments resulting from future redemptions or exchanges of LLC Units by Continuing Pre-IPO LLC Members for cash or Class A common stock and (iv) certain payments made under the Tax Receivable Agreement.

The payment obligations under the Tax Receivable Agreement are obligations of the Company and we expect that the amount of the cash payments that we will be required to make under the Tax Receivable Agreement will be significant. Any payments made by us to the TRA Parties under the Tax Receivable Agreement will not be available for reinvestment in our business and will generally reduce the amount of overall cash flow that might have otherwise been available to us. The payments under the Tax Receivable Agreement are not conditioned upon continued ownership of us by the exchanging TRA Parties. Furthermore, our future obligation to make payments under the Tax Receivable Agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are the subject of the Tax Receivable Agreement. For more information, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement”. The amount of existing tax basis and anticipated tax basis adjustments and utilization of tax attributes, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of redemptions or exchanges by the Continuing Pre-IPO LLC Members, the price of shares of our Class A common stock at the time of the redemptions or exchanges, the extent to which such redemptions or exchanges are taxable, the amount of gain recognized by such holders of LLC Units, the amount and timing of the taxable income allocated to us or otherwise generated by us in the future, the portion of our payments under the Tax Receivable Agreement constituting imputed interest and the federal and state tax rates then applicable.

Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the TRA Parties that will not benefit holders of our Class A common stock to the same extent that it will benefit the TRA Parties.

Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the TRA Parties that will not benefit the holders of our Class A common stock to the same extent that it will benefit the TRA Parties. We will enter into the Tax Receivable Agreement with Portillo’s OpCo and the TRA Parties in connection with the completion of this offering, which will provide for the payment by us to the TRA

Parties of 85% of the amount of tax benefits, if any, that we actually realize, or in certain circumstances are deemed to realize, as a result of (i) our allocable share of existing tax basis acquired in this offering, (ii) certain favorable tax attributes we will acquire from the Blocker Companies in the Mergers (including net operating losses and the Blocker Companies’ allocable share of existing tax basis), (iii) increases in our allocable share of existing tax basis and tax basis adjustments resulting from future redemptions or exchanges of LLC Units by Continuing Pre-IPO LLC Members for cash or Class A common stock and (iv) certain payments made under the Tax Receivable Agreement.

See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement”. Although we will retain 15% of the amount of such tax benefits, this and other aspects of our organizational structure may adversely impact the future trading market for our Class A common stock.

In certain cases, payments under the Tax Receivable Agreement to the TRA Parties may be accelerated or significantly exceed any actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

The Tax Receivable Agreement provides that upon certain mergers, asset sales, other forms of business combinations or other changes of control, upon a breach of any of our material obligations under the Tax Receivable Agreement or if, at any time, we elect an early termination of the Tax Receivable Agreement, then our obligations, or our successor’s obligations, under the Tax Receivable Agreement to make payments will accelerate. The accelerated payments required in such circumstances will be calculated by reference to the present value (at a discount rate equal to                 ) of all future payments that holders of LLC Units or other recipients would have been entitled to receive under the Tax Receivable Agreement, and such accelerated payments and any other future payments under the Tax Receivable Agreement will utilize certain valuation assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement.

As a result of the foregoing, we could be required to make payments under the Tax Receivable Agreement that are greater than the specified percentage of any actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement and we could be required to make payments under the Tax Receivable Agreement significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance that we will be able to fund or finance our obligations under the Tax Receivable Agreement.

The acceleration of payments under the Tax Receivable Agreement in the case of certain changes of control may impair our ability to consummate change of control transactions or negatively impact the value received by owners of our Class A common stock.

In the case of certain changes of control, payments under the Tax Receivable Agreement will be accelerated and may significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement. We expect that the payments that we may make under the Tax Receivable Agreement in the event of a change of control will be substantial. As a result, our accelerated payment obligations and/or the assumptions adopted under the Tax Receivable Agreement in the case of a change of control may impair our ability to consummate change of control transactions or negatively impact the value received by owners of our Class A common stock in a change of control transaction.

We will not be reimbursed for any payments made to the TRA Parties under the Tax Receivable Agreement in the event that any tax benefits are disallowed.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, and the U.S. Internal Revenue Service, or the IRS, or another taxing authority may challenge all or part of the amount of existing tax basis, tax basis increases or other tax benefits we claim, as well as other related tax positions we take, and a court could sustain such challenge. If the outcome of any such challenge would reasonably be expected to materially affect a recipient’s payments under the Tax Receivable Agreement, then we will not be permitted to settle or fail to contest such challenge without the consent (not to be unreasonably withheld or delayed) of certain TRA Parties. The interests of the TRA Parties in any such challenge may differ from or conflict with our interests and your interests, and the TRA Parties may exercise their consent rights relating to any such challenge in a manner adverse to our interests and your interests. We will not be reimbursed for any cash payments previously made to the TRA Parties under the Tax Receivable Agreement in the event that any tax benefits initially claimed by us and for which payment has been made to a TRA Party are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by us to a TRA Party will be netted against any future cash payments that we might otherwise be required to make to such TRA Party, as applicable, under the terms of the Tax Receivable Agreement. However, we might not determine that we have effectively made an excess cash payment to a TRA Party for a number of years following the initial time of such payment and, if any of our tax reporting positions are challenged by a taxing authority, we will not be permitted to reduce any future cash payments under the Tax Receivable Agreement until any such challenge is finally settled or determined. Moreover, the excess cash payments we previously made under the Tax Receivable Agreement could be greater than the amount of future cash payments against which we would otherwise be permitted to net such excess. As a result, payments made under the Tax Receivable Agreement could be significantly in excess of any tax savings that we realize from the tax attributes that are the subject of the Tax Receivable Agreement.

If we were deemed to be an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), as a result of our ownership of Portillo’s OpCo, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding, or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the 1940 Act.

As a result of the Reorganization Transactions, we obtained control over Portillo’s OpCo. As the sole managing member of Portillo’s OpCo, we control and operate Portillo’s OpCo. On that basis, we believe that our interest in Portillo’s OpCo is an “investment security” as that term is used in the 1940 Act. However, if we were to cease participation in the management of Portillo’s OpCo, or if Portillo’s OpCo itself becomes an investment company, our interest in Portillo’s OpCo, could be deemed an “investment security” for purposes of the 1940 Act.

We, and Portillo’s OpCo intend to conduct our operations so that we will not be deemed an investment company. If it were established that we were an unregistered investment company, there would be a risk that we would be subject to monetary penalties and injunctive relief in an action brought by the SEC, that we would be unable to enforce contracts with third parties, and that third parties could seek to obtain rescission of transactions undertaken during the period it was established that we were an unregistered investment company. If we were required to register as an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

Risks Related to Intellectual Property, Information Technology, and Data Security

The failure to protect and maintain our intellectual property, including our trademarks, could have a material adverse effect on our business, including our ability to establish and maintain brand awareness.

Our intellectual property includes our trademarks and service marks registered with the United States Patent and Trademark Office (including Portillo’s® and other names used by our restaurants), the trade dress of our restaurants, our websites and domain names (including our website at portillos.com and other websites and domain names used by our restaurants) and other unregistered intellectual property. The success of our business strategy depends on our continued ability to use such intellectual property that we own, in addition to intellectual property we license from third parties. We require continued use of our existing trademarks and service marks in order to increase brand awareness and develop our branded products. If our efforts to maintain and protect our intellectual property are not adequate (including by way of confidentiality or other contractual restrictions we impose on third parties), or if any third-party misappropriates, infringes, dilutes or otherwise violates our intellectual property, the value of our intellectual property may be harmed. For example, failure to protect or enforce or trademarks, whether in print, on the Internet or through social media or other media, could prevent us from challenging third parties who use trademarks similar to our trademarks and who, as a result, could cause consumer confusion, harm the public perception of our brands, prevent our brands and branded products from achieving and maintaining market acceptance and cause a material adverse effect on our business, financial condition and results of operations. There can be no assurance that all the steps we have taken to maintain and protect our intellectual property in the United States will be adequate or will permit us to obtain or maintain any competitive advantage.

Security breaches could negatively impact our business by causing disruption to our operations, a compromise of confidential guest information, or confidential team member information, and could subject us to loss and harm our business.

Our business requires the collection, transmission and retention of large volumes of guest and team member data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that guest and team member data is critical to us. Further, our guests and team members have a high expectation that we and our service providers will adequately protect their personal information.

Like many other retail and restaurant companies, we have experienced, and will likely continue to experience, attempts to compromise our information technology systems. Additionally, the techniques and sophistication used to conduct cyber-attacks and breaches of information technology systems, as well as the sources and targets of these attacks, change frequently and are often not recognized until such attacks are launched or have been in place for a period of time. While we continue to make significant investment in physical and technological security measures, team member training, and third party services, designed to anticipate cyber-attacks and prevent breaches, our information technology networks and infrastructure or those of our third party vendors and other service providers could be vulnerable to damage, disruptions, shutdowns, data loss, or breaches due to criminal conduct, team member error, negligence or malfeasance, utility failures, natural disasters or other catastrophic events. Due to these scenarios we cannot provide assurance that we will be successful in preventing such cyber-attacks, breaches or data loss.

Additionally, the information security and privacy requirements imposed by governmental regulation are evolving and we are expected to fulfill such requirements. Our systems may not be able to satisfy these requirements and expectations or may require significant additional investments or time in order to do so. Efforts to hack or breach security measures, failures of systems or software to operate as designed or intended, viruses, operator error or inadvertent releases of data all threaten our and our service providers’ information systems and records. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits.

Additionally, a significant theft, loss or misappropriation of, or unauthorized access to, our guests’ data or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings, regulatory investigations and actions, or liability for failure to comply with privacy and information security laws, which could disrupt our operations, damage our reputation and expose us to claims from guests and team members, any of which could have a material adverse effect on our business, financial condition and results of operations.

System interruptions or a material failure of our systems could damage our business, reputation and brand and substantially harm our business, financial condition and results of operations.

Our omni-channel approach will in large part rely on our information technology systems to operate successfully, including the implementation of our delivery strategy. As we expand our delivery business channels, our exposure to such risks will increase.

Our systems, which in some cases rely on third-party providers, may experience service interruptions, degradation or other performance problems because of hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, infrastructure changes, human error, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses, ransomware, malware, or other events. Our systems also may be subject to break-ins, sabotage, theft, and intentional acts of vandalism as a result of criminal third parties (including state-sponsored organizations with significant financial and technological resources), third parties we do business with and team members. Our reliance on third parties increases our exposure to such risks as we exercise a lesser degree of control over such persons. Our cyber insurance and business interruption insurance may not be sufficient to cover all of our losses that may result from interruptions in our service as a result of systems failures and similar events. As a result, if we experience any outsized material impacts from a failure of our systems, our business, financial condition and results of operations could be materially and adversely effected.

While we endeavor to keep all systems current, there can be no guarantee that we can reliably update and maintain our systems. In instances where we are unable to do so, the mitigating controls we put in place to reduce the risk may fail. Any such failure could lead to website downtime, disruptions to our information technology systems and systems vulnerability exposure to cyber-criminals.

Failure to comply with federal and state laws and regulations relating to privacy, data protection, advertising and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection, advertising and consumer protection, could have a material adverse effect on our business, financial condition and results of operations.

We rely on a variety of marketing and advertising techniques, including email communications, affiliate partnerships, social media interactions, digital marketing, direct mailers, public relations initiatives and local community sponsorships, promotions and partnerships, and we are subject to various laws and regulations that govern such marketing and advertising practices. A variety of federal and state laws and regulations govern the collection, use, retention, sharing and security of consumer data, particularly in the context of digital marketing, which we rely upon to attract new customers.

Laws and regulations relating to privacy, data protection, marketing and advertising, and consumer protection are evolving and subject to potentially differing interpretations. These requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, our practices may not have complied or may not comply in the future with all such laws, regulations, requirements and obligations. Any failure, or perceived failure, by us to comply with our privacy policies, our contractual commitments or any federal or state privacy or consumer protection-related laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject or other legal obligations relating to privacy or consumer protection could adversely affect our reputation, brand and business, and may result in claims, proceedings or actions against us by governmental entities, customers, suppliers or others or other liabilities or may require us to change our operations and/or cease using certain data sets. Any such claims, proceedings or actions could hurt our reputation, brand and business, force us to incur significant expenses in defense of such proceedings or actions, distract our management, increase our costs of doing business, result in a loss of customers, suppliers or vendors and result in the imposition of monetary penalties. We may also be contractually required to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any laws, regulations or other legal obligations relating to privacy or consumer protection or any inadvertent or unauthorized use or disclosure of data that we store or handle as part of operating our business.

Federal and state governmental authorities continue to evaluate the privacy implications inherent in the use of third-party “cookies” and other methods of online tracking for behavioral advertising and other purposes. The U.S. government has enacted, has considered or is considering legislation or regulations that could significantly restrict the ability of companies and individuals to engage in these activities, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools or the use of data gathered with such tools. Additionally, some providers of consumer devices and web browsers have implemented, or announced plans to implement, means to make it easier for Internet users to prevent the placement of cookies or to block other tracking technologies, which could if widely adopted result in the use of third-party cookies and other methods of online tracking becoming significantly less effective. For example, Apple recently moved to “opt-in” privacy models, requiring users to voluntarily choose to receive targeted ads, which may reduce the value of ad impressions on its iOS mobile application platform. Many applications and other devices allow consumers to avoid receiving advertisements by paying for subscriptions or other downloads. The regulation of the use of these cookies and other current online tracking and advertising practices or a loss in our ability to make effective use of services that employ such technologies could increase our costs of operations and limit our ability to acquire new customers on cost-effective terms and, consequently, have a material adverse effect on our business, financial condition and results of operations.

In addition, various federal and state legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection, consumer protection, and advertising. Additionally, the Federal Trade Commission (the “FTC”) and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination and security of data. Each of these privacy, security, and data protection laws and regulations, and any other such changes or new laws or regulations, could impose significant limitations, require changes to our business, or restrict our use or storage of personal information, which may increase our compliance expenses and make our business more costly or less efficient to conduct. In addition, any such changes could compromise our ability to develop an adequate marketing strategy and pursue our growth strategy effectively, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

Litigation with respect to intellectual property, if decided against us, may result in competing uses or require adoption of new, non-infringing intellectual property, which may in turn adversely affect sales and revenues.

There can be no assurance that third parties will not assert claims of infringement, misappropriation or other violation of intellectual property against us, or assert claims that our trademarks, service marks, trade names and other intellectual property are invalid or unenforceable. In addition, our trademarks may be narrowed. Any such claims decided against us could have a material adverse effect on our business, financial condition and results of operations. For example, if any of our intellectual property is invalidated or deemed unenforceable, competing uses of such intellectual property would be permitted and could lead to a decline in our results of operations. Additionally any infringement or misappropriation claims decided against us could result in our being required to pay damages, to cease using our intellectual property, to develop or adopt non-infringing intellectual property or to acquire a license to the third party intellectual property that is the subject of the asserted claim. There could be significant expenses associated with the defense of any claims of infringement, misappropriation, or other violation of third party intellectual property. We may also from time to time have to assert claims against third parties and initiate litigation in order to enforce our trademarks, service marks and other intellectual property. Any such litigation could result in substantial costs and diversion of resources, could be protracted with no certain of success, or could fail to achieve an adequate remedy. Any of these occurrences could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to this Offering and Ownership of Our Class A Common Stock

Future offerings of debt or equity securities by us may have a material adverse effect on the market price of our Class A common stock.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional shares of our Class A common stock or by offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity or shares of preferred stock.

Any future debt financing could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which might make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Moreover, if we issue debt securities, the debt holders would have rights to make claims on our assets senior to the rights of our holders of our Class A common stock. The issuance of additional shares of our Class A common stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our Class A common stock or both. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our Class A common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may have a material adverse effect on the amount, timing, or nature of our future offerings. Thus, holders of our Class A common stock bear the risk that our future offerings may reduce the market price of our Class A common stock and dilute their stockholdings in us.

If the ownership of our Class A common stock continues to be highly concentrated, it may prevent you and other minority stockholders from influencing significant corporate decisions and may result in conflicts of interest.

Following the closing of this offering, Berkshire will indirectly beneficially own approximately                 % of our outstanding Class A common stock, or                 % if the underwriters’ option to purchase additional shares is fully exercised. As a result, Berkshire will indirectly beneficially own shares sufficient for majority votes over all matters requiring stockholder votes, including: the election of directors; mergers, consolidations and acquisitions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; amendments to our certificate of incorporation or our bylaws; and our winding up and dissolution.

This concentration of ownership may delay, deter or prevent acts that would be favored by our other stockholders. The interests of Berkshire may not always coincide with our interests or the interests of our other stockholders. This concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of us. Also, Berkshire may seek to cause us to take courses of action that, in its judgment, could enhance its investment in us, but which might involve risks to our other stockholders or adversely affect us or our other stockholders, including investors in this offering. As a result, the market price of our Class A common stock could decline or stockholders might not receive a premium over the then-current market price of our Class A common stock upon a change in control. In addition, this concentration of share ownership may adversely affect the trading price of our Class A common stock because investors may perceive disadvantages in owning shares in a company with significant stockholders. See “Principal Stockholders” and “Description of Capital Stock—Anti-takeover Provisions.”

As a controlled company, we will not be subject to all of the corporate governance rules of the                 .

Upon the listing of our Class A common stock on the                  in connection with this offering, we will be considered a “controlled company” under the rules of the                 . Controlled companies are exempt from the                  corporate governance rules requiring that listed companies have (i) a majority of the Board consist of “independent” directors under the listing standards of the                 , (ii) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/corporate governance committee charter meeting the                  requirements and (iii) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of the                 . Following this offering, we intend to use some or all these exemptions. As a result, we may not have a majority of independent directors, our nomination and corporate governance committee and compensation committee may not consist entirely of independent directors and such committees may not be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the                 . See “Management.”

We do not anticipate paying any dividends on our Class A common stock in the foreseeable future.

We do not expect to declare or pay any cash or other dividends in the foreseeable future on our Class A common stock because we intend to use cash flow generated by operations to grow our business. Our Credit Facilities do not restrict our ability to pay cash dividends on our Class A common stock but they may restrict the ability of certain subsidiaries of Portillo’s OpCo to pay such cash dividends to Portillo’s OpCo. We may also enter into other credit agreements or other borrowing arrangements in the future that restrict or limit our ability to pay cash dividends on our Class A common stock. As a result, you may not receive any return on an investment in our Class A common stock unless you sell our Class A common stock for a price greater than that which you paid for it. See “Dividend Policy.”

Our quarterly results of operations may fluctuate significantly and could fall below the expectations of securities analysts and investors due to seasonality and other factors, some of which are beyond our control, resulting in a decline in our stock price.

Our quarterly results of operations may fluctuate due principally to seasonal factors and the timing of holidays. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year and same-restaurant sales for any particular future period may decrease. In addition, as we expand our number of restaurants in hot weather climates, the seasonality of our business may be amplified due to a portion of the population who lives elsewhere in the summer. Similarly, our plans to expand the number of restaurants in cold weather climate could be impacted by the population heading south for the summer. In the future, results of operations may fall below the expectations of securities analysts and investors. In that event, the price of our Class A common stock could be adversely impacted.

No market currently exists for our Class A common stock and we cannot assure you that an active market will develop for such stock.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price for our Class A common stock has been determined through negotiations among us and the representatives of the underwriters and may not be indicative of the market price of our Class A common stock after this offering or to any other established criteria of the value of our business. If you purchase shares of our Class A common stock, you may not be able to resell those shares at or above the initial public offering price. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market on the                  or otherwise or how liquid that market might become. An active public market for our Class A common stock may not develop or be sustained after this offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of Class A common stock at a price that is attractive to you or at all.

The market price and trading volume of our Class A common stock may be volatile, which could result in rapid and substantial losses for our stockholders, and you may lose all or part of your investment.

Shares of our Class A common stock sold in this offering may experience significant volatility on the                 . An active, liquid and orderly market for our Class A common stock may not be sustained, which could depress the trading price of our Class A common stock or cause it to be highly volatile or subject to wide fluctuations. The market price of our Class A common stock may fluctuate or may decline significantly in the future and you could lose all or part of your investment. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our Class A common stock include:

•	variations in our quarterly or annual results of operations;

•	changes in our earnings estimates (if provided) or differences between our actual results of operations and those expected by investors and analysts;

•	the contents of published research reports about us or our industry or the failure of securities analysts to cover our Class A common stock;

•	additions or departures of key management personnel;

•	any increased indebtedness we may incur in the future;

•	announcements by us or others and developments affecting us;

•	actions by institutional stockholders;

•	litigation and governmental investigations;

•	legislative or regulatory changes;

•	judicial pronouncements interpreting laws and regulations;

•	changes in government programs;

•	changes in market valuations of similar companies;

•	restaurant or dining area closures or modified operating hours due to the COVID-19 pandemic;

•	reduced guest traffic due to illness, quarantine or government or self-imposed restrictions placed on our restaurants’ operations;

•

changes in consumer spending behaviors (e.g., continued practice of social distancing, decrease in consumer confidence in general macroeconomic conditions and a decrease in consumer discretionary spending);

•	speculation or reports by the press or investment community with respect to us or our industry in general;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic relationships, joint ventures or capital commitments; and

•	general market, political and economic conditions, including local conditions in the markets in which we operate.

These broad market and industry factors may decrease the market price of our Class A common stock, regardless of our actual financial performance. The stock market in general has from time to time experienced extreme price and volume fluctuations, including recently. In addition, in the past, following periods of volatility in the overall market and decreases in the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources, which could have a material adverse effect on our business, financial condition and results of operations.

The market price of our Class A common stock could be negatively affected by sales of substantial amounts of our Class A common stock in the public markets.

After this offering, we will have                 shares of Class A common stock outstanding. Of our issued and outstanding shares, all the Class A common stock sold in this offering will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Following closing of this offering, approximately     % of our outstanding Class A common stock, or     % if the underwriters exercise their option to purchase additional shares in full, will be indirectly beneficially owned by Berkshire, and can be resold into the public markets in the future in accordance with the requirements of Rule 144. See “Shares Eligible For Future Sale.”

We and our officers, directors and holders of substantially all of our outstanding capital stock and other securities have agreed, subject to specified exceptions, not to directly or indirectly:

•

sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act, or

•

otherwise dispose of any shares of Class A common stock, options or warrants to acquire shares of Class A common stock, or securities exchangeable or exercisable for or convertible into shares of Class A common stock currently or hereafter owned either of record or beneficially, or

•	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of .

This restriction terminates after the close of trading of the Class A common stock on and including the 180th day after the date of this prospectus.                     may, in their sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. See “Underwriting—No Sales of Similar Securities.”

The market price of our Class A common stock may decline significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of our Class A common stock might impede our ability to raise capital through the issuance of additional Class A common stock or other equity securities.

The future issuance of additional Class A common stock in connection with any equity plans, acquisitions or otherwise will dilute all other stockholdings.

After this offering, we will have an aggregate of                  shares of Class A common stock authorized but unissued and not reserved for issuance under our equity incentive plans. We may issue all these shares of Class A common stock without any action or approval by our stockholders, subject to certain exceptions. Any Class A common stock issued in connection with any equity incentive plan, the exercise of outstanding stock options, or otherwise, would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering.

You will incur immediate dilution as a result of this offering.

If you purchase Class A common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. As a result, you will incur immediate dilution of $         per share, representing the difference between the assumed initial public offering price of $         per share (the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus) and our pro forma net tangible book value (deficit) per share after giving effect to this offering. See “Dilution.”

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and we have elected to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These provisions include, but are not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and of stockholder approval of any golden parachute payments not previously approved. We do not know if some investors will find our Class A common stock less attractive as a result of our decision to avail ourselves of certain of these exemptions. The result may be a less-active trading market for our Class A common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, we can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We could remain an emerging growth company for up to five years or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (b) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in non-convertible debt securities in the preceding three-year period.

The exact implications of the JOBS Act are still subject to interpretations and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our Class A common stock less attractive to the extent we rely on the exemptions and relief granted by the JOBS Act. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may decline or become more volatile.

Risks Related to Legal and Regulatory Matters

We are subject to many federal, state and local laws with which compliance can be both costly and complex.

The restaurant industry is subject to extensive federal, state and local laws and regulations, including those relating to building and zoning requirements and those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. The failure to comply with these laws and regulations could adversely affect our results of operations. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses, permits and approvals could adversely affect our existing restaurants and delay or result in our decision to cancel the opening of new restaurants, which could have a material adverse effect on our business, financial condition and results of operations.

The development and operation of our restaurants depend, to a significant extent, on the selection of suitable sites, which are subject to zoning, land use, environmental, traffic and other regulations and requirements. We are also subject to licensing and regulation by state and local authorities relating to health, sanitation, safety and fire standards.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points (“HACCP”) approach would be required. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have required restaurants to develop and implement HACCP Systems, and the United States government continues to expand the sectors of the food industry that must adopt and implement HACCP programs. For example, the FDA Food Safety Modernization Act (“FSMA”), signed into law in January 2011, granted the U.S. Food and Drug Administration new authority regarding the safety of the entire food system, including through increased inspections and mandatory food recalls. Although restaurants are specifically exempted from or not directly implicated by some of these requirements, we anticipate that the requirements may impact our industry. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise impact our business. We may be required to incur additional time and resources to comply with new food safety requirements made under the FSMA or other federal or state food safety regulations. Failure to comply with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. In addition, many applicable laws could require us to expend significant funds to make modifications to our restaurants or operations to comply with such laws. Compliance with these laws can be costly and may increase our exposure to litigation or governmental investigations or proceedings.

Additionally, government regulation may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the adverse health effects of consuming certain menu offerings. These changes have resulted in, and may continue to result in, laws and regulations requiring us to disclose the nutritional and allergen content of our food offerings and laws and regulations affecting permissible or limitations on ingredients and menu items. A number of counties, cities and states have enacted menu labeling laws requiring multi-unit restaurant operators to disclose to consumers certain nutritional and allergen information, or have enacted legislation restricting the use of certain types of ingredients in restaurants. An unfavorable report on, or reaction to, our menu ingredients, the size of our portions or the nutritional content of our menu items could negatively influence the demand for our menu offerings.

Compliance with current and future laws and regulations regarding the ingredients, nutritional and allergen content of our menu items may be costly and time-consuming. If we fail to comply with existing or future laws and regulations, we may be subject to governmental or judicial fines or sanctions. The risks and costs associated with nutritional disclosures on our menus could also impact our operations, particularly given differences among applicable legal requirements and practices within the restaurant industry with respect to testing and disclosure, ordinary variations in food preparation among our own restaurants and the need to rely on the accuracy and completeness of nutritional information obtained from third-party suppliers. We may not be able to effectively respond to changes in consumer health perceptions, comply with further nutrient content disclosure requirements or adapt our menu offerings to trends in eating habits, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to the Americans with Disabilities Act (the “ADA”), which, among other things, requires our restaurants to meet federally mandated requirements for the disabled. The ADA prohibits discrimination in employment and public accommodations on the basis of disability. Under the ADA, we could be required to expend funds to modify our restaurants to provide service to, or make reasonable accommodations for the employment of, disabled persons. In addition, our employment practices are subject to the requirements of the Immigration and Naturalization Service relating to citizenship and residency.

Further, a new presidential and legislative administration recently took office, and it is not yet known what changes the new administration will make to economic or tax policies and how those policies will impact the economy or consumer discretionary spending.

The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and could have a material adverse effect on our business, financial condition and results of operations. Failure to comply with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. In addition, certain laws, including the ADA, could require us to expend significant funds to make modifications to our restaurants if we failed to comply with applicable standards. Compliance with all these laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings.

We could be party to litigation that could distract management, increase our expenses or subject us to material monetary damages or other remedies.

Our guests occasionally file complaints or lawsuits against us alleging we caused an illness or injury they suffered at or after a visit to our restaurants, or that we have problems with food quality or operations. We may also be subject to a variety of other claims arising in the ordinary course of our business, including personal injury claims, contract claims and claims alleging violations of federal and state law regarding workplace and employment matters, equal opportunity, harassment, discrimination and similar matters, and we could become subject to class action or other lawsuits related to these or different matters in the future. In recent years, a number of restaurant companies have been subject to such claims, and some of these lawsuits have resulted in the payment of substantial damages by the defendants. Regardless of whether any claims against us are valid, or whether we are ultimately held liable, claims may be expensive to defend and may divert time and money away from our operations and hurt our performance. A judgment in excess of our insurance coverage for any claims could have a material adverse effect on our business, financial condition and results of operations. In addition, such allegations could result in adverse publicity and negatively impact our reputation, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, the restaurant industry has been subject to a growing number of claims based on the nutritional content of food products sold and disclosure and advertising practices. We may also be subject to this type of proceeding in the future and, even if we are not, publicity about these matters (particularly directed at the fast casual or traditional fast food segments of the industry) may harm our reputation and could have a material adverse effect on our business, financial condition and results of operations.

We can incur liabilities arising from environmental laws and compliance with environmental laws could increase our operating expenses.

We are subject to federal, state and local laws, regulations and ordinances that govern activities or operations that may have adverse environmental effects, such as waste handling and disposal practices for solid and hazardous wastes, discharges to water and air and odor control and also impose liability for the costs of cleaning up, and damage resulting from, sites of past spills, disposals or other releases of hazardous materials. In particular, under applicable environmental laws, we may be responsible for remediation of environmental conditions and may be subject to associated liabilities, including liabilities for clean-up costs and personal injury or property damage, relating to our restaurants and the land on which our restaurants are located, regardless of whether such environmental conditions were created by us or by a prior owner or tenant. Third parties also may make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at, on or from our restaurants. Some of our leases provide for indemnification of our landlords for environmental contamination, clean-up or owner liability. See “Business—Environmental Matters.”

If we fail to maintain effective internal controls over financial reporting, our ability to produce timely and accurate financial information or comply with Section 404 of the Sarbanes-Oxley Act of 2002 could be impaired, which could have a material adverse effect on our business and stock price.

Upon becoming a public company, we will be required to comply with Section 404 of the Sarbanes-Oxley Act (“Section 404”), which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report after this offering. In addition, under Section 404 our independent registered public accounting firm will also need to attest to the effectiveness of our internal control over financial in the future to the extent that we are no longer an emerging growth company or a smaller reporting company. To achieve compliance with Section 404 within the prescribed period, we will need to continue to dedicate internal resources, engage outside consultants and continue to execute on a detailed work plan to assess and document the adequacy of our internal control over financial reporting, continue taking steps to improve control processes, as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404.

The failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business, financial condition and results of operations. In the event that we are not able to demonstrate compliance with Section 404, or if our internal control over financial reporting is perceived as inadequate or it is perceived that we are unable to produce timely or accurate consolidated financial statements, investors may lose confidence in our results of operations, the price of our Class A common stock could decline, we could become subject to investigations by the stock exchange on which our Class A common stock is listed, the SEC or other regulatory agencies, which could require addition financial and management resources, or our Class A common stock may not be able to remain listed on such exchange.

As a public company, we will be subject to additional reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the listing standards of the                 .

General Risks

Our management does not have experience managing a public company and our current resources may not be sufficient to fulfill our public company obligations.

Following the closing of this offering, we will be subject to various regulatory requirements, including those of the SEC and the                 . These requirements include record keeping, financial reporting and corporate governance rules and regulations. Our management team does not have experience in managing a public company and, historically, has not had the resources typically found in a public company. Our internal infrastructure may not be adequate to support our increased reporting obligations and we may be unable to hire, train or retain necessary staff and may be reliant on engaging outside consultants or professionals to overcome our lack of experience or team members. If our internal infrastructure is inadequate, we are unable to engage outside consultants at a reasonable rate or attract talented team members to perform these functions or are otherwise unable to fulfill our public company obligations, it could have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in our tax obligations and effective tax rate and realization of our deferred tax assets may result in volatility of our results of operations.

We are subject to income taxes in various U.S. jurisdictions. We record tax expense based on our estimates of future payments, which may in the future include reserves for uncertain tax positions in multiple tax jurisdictions, and valuation allowances related to certain net deferred tax assets. At any one time, many tax years may be subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. We expect that throughout the year there could be ongoing variability in our quarterly tax rates as events occur and exposures are evaluated.

In addition, our effective tax rate in a given financial reporting period may be materially impacted by a variety of factors including, but not limited to, changes in the mix and level of earnings, varying tax rates in the different jurisdictions in which we operate, fluctuations in the valuation allowance or by changes to existing accounting rules or regulations. Further, tax legislation may be enacted in the future (including increases in U.S. corporate income taxes proposed by the current administration), which could negatively impact our current or future tax structure and effective tax rates.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of us, the trading price for our Class A common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if our results of operations do not meet the expectations of the investor community, or one or more of the analysts who cover our company downgrade our stock, our stock price could decline. As a result, you may not be able to sell shares of our Class A common stock at prices equal to or greater than the initial public offering price.

Our insurance may not provide adequate levels of coverage against claims.

We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business, financial condition and results of operations.

Changes in accounting principles applicable to us could have a material adverse effect on our financial condition and results of operations.

Generally accepted accounting principles in the U.S. are subject to interpretation by the Financial Accounting Standards Board (“FASB”), the American Institute of Certified Public Accountants, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our financial condition and results of operations, and could affect the reporting of transactions completed before the announcement of a change.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders and will designate the federal district courts of the United States of America as the sole and exclusive forum for claims arising under the Securities Act, which, in each case, could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, agents or other stockholders.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by or other wrongdoing by any current or former director, officer, employee, agent or stockholder of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising under any provision of the Delaware General Corporation Law (the “DGCL”), our certificate of incorporation or our bylaws (as either may be amended from time to time), or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine. Our amended and restated certificate of incorporation also provides that the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act or the rules and regulations promulgated thereunder, and that its provisions will not preclude or contract the scope of exclusive federal jurisdiction for suits brought under the Exchange Act or the rules and regulations promulgated thereunder.

To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in any shares of our capital stock shall be deemed to have notice of and consented to the forum provision in our amended and restated certificate of incorporation. This choice of forum provision may limit a stockholder’s ability to bring a claim in a different judicial forum, including one that it may find favorable or convenient for a specified class of disputes with us or our directors, officers, other stockholders, or employees, which may discourage such lawsuits, make them more difficult or expensive to pursue, and result in outcomes that are less favorable to such stockholders than outcomes that may have been attainable in other jurisdictions. By agreeing to this provision, however, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the choice of forum provisions in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition and results of operations.

As a public company, we incur significant costs to comply with the laws and regulations affecting public companies which could harm our business and results of operations.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the listing requirements of the                 , and other applicable securities rules and regulations. These rules and regulations have increased and will continue to increase our legal, accounting and financial compliance costs and have made and will continue to make some activities more time-consuming and costly, particularly after we cease to be an emerging growth company as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. For example, these rules and regulations could make it more difficult and more costly for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or to incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board or our Board committees or as executive officers. Our management and other personnel will devote a substantial amount of time to these compliance initiatives. As a result, management’s attention may be diverted from other business concerns, which could harm our business and results of operations. We will need to hire more team members in the future to comply with these requirements, which will increase our costs and expenses.

Our management team and other personnel devote a substantial amount of time to new compliance initiatives and we may not successfully or efficiently manage our transition to a public company. To comply with the requirements of being a public company, including the Sarbanes-Oxley Act, we will need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff or outsourcing certain functions to third parties, which could have a material adverse effect on our business, financial condition and results of operations.

Our annual and quarterly results of operations may fluctuate, and if our operating and financial performance in any given period does not meet the guidance that we have provided to the public or the expectations of our investors and securities analysts, the trading price of our Class A common stock may decline.

Our annual and quarterly results of operations may fluctuate for a variety of reasons, many of which are beyond our control. These reasons include those described in these risk factors as well as the following:

•	variations in the timing and volume of our sales;

•	the timing of expenditures in anticipation of future sales;

•	planned or actual changes to our capital or debt structure;

•	strategic actions by us or our competitors, such as sales promotions, acquisitions or restructurings;

•	significant litigation;

•	legislation or other regulatory developments affecting us or our industry;

•	changes in competitive and economic conditions generally;

•	general market conditions; and

•	changes in the cost or availability of our ingredients or labor.

Fluctuations in our annual and quarterly results of operations may cause those results to fall below the guidance that we have provided to the public or the expectations of our investors and securities analysts, which could cause the trading price of our Class A common stock to decline. Fluctuations in our results could also cause a number of other problems. For example, analysts or investors might change their models for valuing our Class A common stock, we could experience short-term liquidity issues, our ability to retain or attract key personnel may diminish and other unanticipated issues may arise.

In addition, we believe that our quarterly results of operations may vary in the future and that period-to-period comparisons of our results of operations may not be meaningful. You should not rely on the results of one quarter as an indication of future performance.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the closing of this initial public offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected and could materially adversely affect our business, liquidity, financial condition or results of operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods, or by the inclusion of forecasts or projections. Examples of forward-looking statements include, but are not limited to, statements we make regarding the outlook for our future business and financial performance, such as those contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, our actual results may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include regional, national or global political, economic, business, competitive, market and regulatory conditions and the following:

•	continued adverse effects of the COVID-19 pandemic or future pandemics or disease outbreaks on our financial condition and results of operations;

•	our vulnerability to changes in consumer preferences and economic conditions;

•	increases in the cost of our frequently used food items or shortages or disruptions in the supply or delivery of frequently used food items;

•	our inability to open new restaurants in new and existing markets;

•	the number of visitors to areas where our restaurants are located may decline;

•	our inability to generate same-restaurant sales growth;

•	our marketing programs and limited-time or seasonal menu offerings may fail to generate profits;

•	incidents involving food-borne illness and food safety, including food tampering or contamination, which we may be unable to prevent;

•	our inability to compete successfully with other lunch and dinner restaurants;

•	our vulnerability to adverse geographic, demographic, unemployment, economic, regulatory and weather conditions;

•	damage to our reputation and negative publicity, even if unwarranted;

•	our vulnerability to changes in the digital and delivery business;

•	our inability or failure to recognize, respond to and effectively manage the accelerated impact of social media;

•	our reliance on a small number of suppliers and distributors for a substantial amount of our food and beverages;

•	our failure to effectively address environmental, social and other sustainability matters affecting our industry, or to set and meet relevant sustainability goals;

•	our level of indebtedness and our duty to comply with covenants under our Credit Facilities;

•	the interests of Berkshire may differ from those of our public stockholders;

•	our failure to adequately protect our network security;

•	compliance with federal and local environmental, labor, employment and food safety laws and regulations; and

•	our inability to effectively manage our internal controls over financial reporting.

See “Risk Factors” for a further description of these and other factors. For the reasons described above, we caution you against relying on any forward-looking statements, which should also be read in conjunction with the other cautionary statements that are included elsewhere in this prospectus. Any forward-looking statement made by us in this prospectus speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ORGANIZATIONAL STRUCTURE

Structure Prior to the Reorganization Transactions

We currently conduct our business through Portillo’s OpCo and its subsidiaries. Following this offering, we will be a holding company and our sole material asset will be an ownership interest in Portillo’s OpCo. Portillo’s Inc. was incorporated as a Delaware corporation on June 8, 2021 to serve as the issuer of the Class A common stock offered hereby.

Prior to the consummation of the Reorganization Transactions, the amended and restated limited liability company agreement of Portillo’s OpCo will be amended and restated to, among other things, convert all outstanding equity interests (except for those redeemable preferred LLC units which will be redeemed in connection with this offering) into LLC Units.

The Reorganization Transactions

In connection with this offering, we intend to enter into the Reorganization Transactions.

In connection with the Reorganization Transactions, Portillo’s Inc. will become the sole managing member of Portillo’s OpCo. Because we will manage and operate the business and control the strategic decisions and day-to-day operations of Portillo’s OpCo and because we will also have a substantial financial interest in Portillo’s OpCo, we will consolidate the financial results of Portillo’s OpCo, and a portion of our net income will be allocated to the noncontrolling interest to reflect the entitlement of the Continuing Pre-IPO LLC Members to a portion of Portillo’s OpCo’s net income. In addition, because Portillo’s OpCo will be under the common control of the Pre-IPO LLC Members before and after the Reorganization Transactions (both directly and indirectly through their ownership of us), we will account for the Reorganization Transactions as a reorganization of entities under common control and will initially measure the interests of the Continuing Pre-IPO LLC Members in the assets and liabilities of Portillo’s OpCo at their carrying amounts as of the date of the completion of the consummation of the Reorganization Transactions.

Our amended and restated certificate of incorporation that will be in effect upon the completion of this offering will authorize the issuance of two classes of common stock: Class A common stock and Class B common stock. Each share of common stock will entitle its holder to one vote per share on all matters submitted to a vote of our stockholders. The Class B common stock is not entitled to economic interests in Portillo’s Inc. See “Description of Capital Stock.”

Prior to the completion of this offering, we will acquire, directly and indirectly, LLC Units through the Mergers. The Reorganization Parties will collectively hold                  shares of Class A common stock of Portillo’s Inc. after the Mergers. The Reorganization Parties will collectively receive a number of shares of our Class A common stock in the Mergers equal to the number of LLC Units held by the Blocker Companies prior to the Mergers, and will not directly hold interests in Portillo’s OpCo.

Each Continuing Pre-IPO LLC Member will be issued a number of shares of our Class B common stock in an amount equal to the number of LLC Units held by such Continuing Pre-IPO LLC Member.

Portillo’s OpCo will enter into the Amended LLC Agreement. Under the Amended LLC Agreement, holders of LLC Units (other than us and our wholly owned subsidiaries), including the Continuing Pre-IPO LLC Members, will have the right, from and after the completion of this offering (subject to the terms of the Amended LLC Agreement), to require Portillo’s OpCo to redeem all or a portion of their LLC Units for, at our election, newly issued shares of Class A common stock on a one-for-one basis or a cash payment equal to the volume-weighted average market price of one share of our Class A common stock for each LLC Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Amended LLC Agreement. Additionally, in the event of a redemption request from a holder of LLC Units, we may, at our option, effect a direct exchange of cash or Class A common stock for LLC Units in lieu of such a redemption. Shares of Class B common stock will be cancelled on a one-for-one basis if we, following a redemption request from a holder of LLC Units, redeem or exchange LLC Units of such holder pursuant to the terms of the Amended LLC Agreement. See “Certain Relationships and Related Party Transactions—Amended Portillo’s OpCo Agreement.” Except for transfers to us or to certain permitted transferees pursuant to the Amended LLC Agreement, the LLC Units and corresponding shares of Class B common stock may not be sold, transferred or otherwise disposed of.

We will issue                  shares of Class A common stock pursuant to this offering.

We will use all of the net proceeds from this offering (including net proceeds received if the underwriters exercise their option to purchase additional shares of Class A common stock in full) to acquire newly issued LLC Units from Portillo’s OpCo at a purchase price per LLC Unit equal to the initial public offering price of Class A common stock, after deducting the underwriting discounts and commissions, collectively representing     % of Portillo’s OpCo’s outstanding LLC Units (or     %, if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

We will enter into a Tax Receivable Agreement, that will obligate us to make payments to the TRA Parties in the aggregate generally equal to 85% of the applicable cash savings that we actually realize, or in certain circumstances are deemed to realize, as a result of (i) our allocable share of existing tax basis acquired in this offering, (ii) certain favorable tax attributes we will acquire from the Blocker Companies in the Mergers (including net operating losses and the Blocker Companies’ allocable share of existing tax basis), (iii) increases in our allocable share of existing tax basis and tax basis adjustments resulting from future redemptions or exchanges of LLC Units by Continuing Pre-IPO LLC Members for cash or Class A common stock and (iv) certain payments made under the Tax Receivable Agreement. We will retain the benefit of the remaining 15% of these tax savings.

We will cause Portillo’s OpCo to use the proceeds from the issuance of LLC Units to (i) pay fees and expenses of approximately $         in connection with this offering and (ii) as otherwise set forth in “Use of Proceeds.”

Effect of the Reorganization Transactions and This Offering

The Reorganization Transactions are intended to create a holding company that will facilitate public ownership of, and investment in, the Company and are structured in a tax-efficient manner for the Blocker Companies and Reorganization Parties. The Continuing Pre-IPO LLC Members will continue to hold their ownership interests in Portillo’s OpCo until such time in the future as they may elect to cause us to redeem or exchange their LLC Units for a corresponding number of shares of our Class A common stock or cash.

We estimate that the offering expenses (other than the underwriting discounts and commissions) will be approximately $        . All of such offering expenses will be paid for by Portillo’s OpCo. See “Use of Proceeds.”

The following diagram depicts our organizational structure immediately following the consummation of the Reorganization Transactions, the completion of this offering and the application of the net proceeds from this offering, based on an assumed initial public offering price of $         per share of Class A common stock (the midpoint of the estimated price range set forth on the cover page of this prospectus) and assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock. This chart is provided for illustrative purposes only and does not purport to represent all legal entities within our organizational structure.

Upon completion of the transactions described above, this offering and the application of the Company’s net proceeds from this offering:

•

Portillo’s Inc. will be appointed as the managing member of Portillo’s OpCo and will hold                 LLC Units, constituting     % of the outstanding economic interests in Portillo’s OpCo (or                  LLC Units, constituting     % of the outstanding economic interests in Portillo’s OpCo if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

•

The Pre-IPO LLC Members will collectively hold (i) (x)                  shares of Class A common stock and (y)                  LLC Units, which together directly and indirectly represent approximately     % of the economic interest in Portillo’s OpCo (or     % if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and (ii) through their collective ownership of                  shares of Class A and                  shares of Class B common stock, approximately     % of the combined voting power of our common stock (or     % if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

•

Investors in this offering will collectively hold (i)                  shares of our Class A common stock, representing approximately     % of the combined voting power of our common stock (or                  shares and     %, respectively, if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and (ii) through our direct and indirect ownership of LLC Units, indirectly will hold approximately     % of the economic interest in Portillo’s OpCo (or     % if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Holding Company Structure and the Tax Receivable Agreement

We are a holding company, and immediately after the consummation of the Reorganization Transactions and this offering, our sole material asset will be our ownership interests in Portillo’s OpCo. The number of LLC Units that we will own directly and indirectly in the aggregate at any time will equal the aggregate number of outstanding shares of our Class A common stock. The economic interest represented by each LLC Unit that we own directly and indirectly will correspond to one share of our Class A common stock, and the total number of LLC Units owned directly and indirectly by us and the holders of our Class B common stock at any given time will equal the sum of the outstanding shares of all classes of our common stock.

We do not intend to list our Class B common stock on any stock exchange.

We will acquire certain favorable tax attributes from the Blocker Companies in the Mergers. In addition, acquisitions by us of LLC Units in connection with this offering and from Continuing Pre-IPO LLC Members in connection with future redemptions or exchanges by the Continuing Pre-IPO LLC Members of LLC Units for shares of our Class A common stock or cash are expected to result in favorable tax attributes that will be allocated to us. These tax attributes would not be available to us in the absence of those transactions and are expected to reduce the amount of tax that we would otherwise be required to pay in the future.

We intend to enter into a Tax Receivable Agreement with the TRA Parties. Under the Tax Receivable Agreement, we generally will be required to pay to the TRA Parties, in the aggregate, 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize, or in certain circumstances are deemed to realize, as a result of (i) our allocable share of existing tax basis acquired in this offering, (ii) certain favorable tax attributes we will acquire from the Blocker Companies in the Mergers (including net operating losses and the Blocker Companies’ allocable share of existing tax basis), (iii) increases in our allocable share of existing tax basis and tax basis adjustments resulting from future redemptions or exchanges of LLC Units by Continuing Pre-IPO LLC Members for cash or Class A common stock and (iv) certain payments made under the Tax Receivable Agreement.

The tax attributes available to us as a result of the Mergers and our allocable share of existing tax basis are expected to result in tax savings of approximately $         million. We would be required to pay the TRA Parties approximately 85% of such amount, or $         million, over the 15-year period from the date of the completion of this offering. Further, assuming no material changes in relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings associated with all tax attributes described above would aggregate to approximately $         million over 15 years from the date of the completion of this offering, based on an assumed initial public offering price of $         per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus and assuming all future redemptions or exchanges would occur on the date of this offering. Under this scenario, we would be required to pay the TRA Parties approximately 85% of such amount, or $         million, over the 15-year period from the date of the completion of this offering. The actual amounts we will be required to pay may materially differ from these hypothetical amounts, because potential future tax savings that we will actually realize or be deemed to realize, and the Tax Receivable Agreement payments made by us, will be calculated based in part on the market value of our Class A common stock at the time of each redemption or exchange of an LLC Unit for cash or a share of Class A common stock and the prevailing applicable federal tax rate (plus the assumed combined state and local tax rate) applicable to us over the life of the Tax Receivable Agreement and will depend on our generating sufficient taxable income to realize the tax benefits that are subject to the Tax Receivable Agreement.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions we determine, and the IRS or another taxing authority may challenge all or part of the existing tax basis, deductions, tax basis increases, net operating losses or other tax attributes subject to the Tax Receivable Agreement, and a court could sustain such challenge. Payments we will be required to make under the Tax Receivable Agreement generally will not be reduced as a result of any taxes imposed on us, Portillo’s OpCo or any direct or indirect subsidiary thereof that are attributable to a tax period (or portion thereof) ending on or before the Mergers or the date of the completion of this offering. Further, the TRA Parties will not reimburse us for any payments previously made if such tax attributes are subsequently challenged by a taxing authority and are ultimately disallowed, except that any excess payments made to a TRA Party will be netted against future payments otherwise to be made to such TRA Party under the Tax Receivable Agreement, if any, after our determination of such excess. As a result, in such circumstances we could make future payments under the Tax Receivable Agreement that are greater than our actual cash tax savings and may not be able to recoup those payments, which could negatively impact our liquidity. See “Risk factors—Risks Related to Our Organizational Structure—We will not be reimbursed for any payments made to the TRA Parties under the Tax Receivable Agreement in the event that any tax benefits are disallowed.”

Our obligations under the Tax Receivable Agreement will also apply with respect to any person who is issued LLC Units in the future and who becomes a party to the Tax Receivable Agreement.

We are a holding company with no operations of our own and our ability to make payments under the Tax Receivable Agreement will depend on the ability of Portillo’s OpCo to make distributions to us. Deterioration in the financial condition, earnings, or cash flow of Portillo’s OpCo and its subsidiaries for any reason could limit or impair their ability to pay such distributions. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments generally will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement, which could negatively impact our results of operations and could also affect our liquidity in periods in which such payments are made.

USE OF PROCEEDS

We estimate that the net proceeds to us from our sale of                  shares of Class A common stock in this offering will be approximately $         million, after deducting estimated underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. The underwriters also have an option to purchase up to an additional                  shares of Class A common stock from us. We estimate that the net proceeds to us, if the underwriters exercise their right to purchase the maximum of                  additional shares of Class A common stock from us, will be approximately $         million, after deducting estimated underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. This estimate assumes a public offering price of $         per share, which is the midpoint of the price range set forth on the cover of this prospectus.

We estimate that the offering expenses (other than the underwriting discount and commissions) will be approximately $         million. All of such offering expenses will be paid for or otherwise borne by Portillo’s OpCo.

We intend to use the net proceeds from this offering to purchase                  newly issued LLC Units (or                  LLC Units, if the underwriters exercise their over-allotment option to purchase additional shares of Class A common stock in full) from Portillo’s OpCo. The foregoing purchases of LLC Units will be at a price per unit equal to the public offering price per share of Class A common stock in this offering, less the underwriting discount.

Portillo’s OpCo currently intends to use the net proceeds from this offering to first repay the redeemable preferred LLC units in full and then, if any proceeds remain, repay a portion of the borrowings outstanding under the Credit Facilities. The Credit Facilities are comprised of the First Lien Credit Facilities, which include the First Lien Term B-3 Loans and the Revolving Loans, and the Second Lien Credit Facility, which includes the Second Lien Term B-3 Loans. The First Lien Term B-3 Loans mature on September 6, 2024, the Revolving Loans mature on June 6, 2024 and the Second Lien Term B-3 Loans mature on December 6, 2024. As of December 27, 2020, the interest rate on the First Lien Term B-3 Loans was 6.50%, the interest rate on the Revolving Loans was 3.25% (subject to change based on a consolidated first lien net leverage ratio, as described in “Description of Material Indebtedness—Interest Rate and Fees—First Lien Credit Facilities” below) and the interest rate on the Second Lien Term B-3 Loans was 10.75%. All borrowings under the Revolving Facility were repaid as of December 27, 2020. See “Description of Material Indebtedness.”

If the underwriters exercise their option to purchase additional shares of Class A common stock in full, we estimate that our additional net proceeds will be approximately $         million. We will use the additional net proceeds we receive pursuant to any exercise of the underwriters’ option to purchase additional shares of Class A common stock to purchase additional LLC Units from Portillo’s OpCo to maintain the one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Units owned by us. We currently intend to cause Portillo’s OpCo to use such additional proceeds it receives to first repay the redeemable preferred LLC units in full and then, if any proceeds remain, repay a portion of the borrowings outstanding under the Credit Facilities, as stated above.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the amount of proceeds to us from this offering available by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. An increase (decrease) of 1,000,000 shares from the expected number of shares to be sold by us in this offering, assuming no change in the assumed initial public offering price per share, the midpoint of the estimated offering price range shown on the cover page of this prospectus, would increase (decrease) the amount of proceeds to us from this offering available by approximately $         million.

DIVIDEND POLICY

We do not currently intend to pay cash dividends on our Class A common stock in the foreseeable future. However, in the future, subject to the factors described below and our future liquidity and capitalization, we may change this policy and choose to pay dividends. Any determination to pay dividends in the future will be at the discretion of our Board and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, restrictions imposed by applicable laws and other factors that our Board may deem relevant.

We are a holding company that does not conduct any business operations of our own and has no material assets other than its ownership of LLC Units. As a result, our ability to pay cash dividends on our common stock, if our Board determines to do so, will be dependent upon the ability of Portillo’s OpCo to pay cash dividends and distributions to us. The ability of Portillo’s OpCo to pay cash dividends and distributions to us is not restricted by the terms of our Credit Facilities but the ability of certain subsidiaries of Portillo’s OpCo to make such cash dividend and distributions to Portillo’s OpCo may be restricted by the terms of the Credit Facilities. See “Description of Material Indebtedness.”

If Portillo’s OpCo makes such distributions, the holders of LLC Units will be entitled to receive equivalent distributions from Portillo’s OpCo. However, because we must pay taxes, make payments under the Tax Receivable Agreement and pay our expenses, amounts ultimately distributed as dividends to holders of our Class A common stock are expected to be less than the amounts distributed by Portillo’s OpCo to the other holders of LLC Units on a per share basis. See “Certain Relationships and Related Party Transactions—Amended Portillo’s OpCo Agreement.”

Under the Amended LLC Agreement, Portillo’s OpCo will generally be required from time to time to make pro rata distributions in cash to us and the other holders of LLC Units at certain assumed tax rates in amounts that are intended to be sufficient to cover the income taxes payable on our and the other LLC Unit holders’ respective allocable shares of the taxable income of Portillo’s OpCo. We may receive tax distributions significantly in excess of our tax liabilities and obligations to make payments under the Tax Receivable Agreement. Our Board, in its sole discretion, will make any determination from time to time with respect to the use of any such excess cash so accumulated, which may include, among other uses, funding repurchases of Class A common stock; acquiring additional newly issued LLC Units from Portillo’s OpCo at a per unit price determined by reference to the market value of the Class A common stock; paying dividends, which may include special dividends, on its Class A common stock; or any combination of the foregoing. We will have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders. We also expect, if necessary, to undertake ameliorative actions, which may include pro rata or non-pro rata reclassifications, combinations, subdivisions or adjustments of outstanding LLC Units, to maintain 1:1 parity between LLC Units and shares of Class A common stock. See “Risk Factors—In certain circumstances, Portillo’s OpCo will be required to make distributions to us and the other holders of LLC Units, and the distributions that Portillo’s OpCo will be required to make may be substantial.”

See “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Stock—We do not anticipate paying any dividends on our Class A common stock in the foreseeable future,” “Organizational Structure,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Liquidity, Capital Resources and COVID-19,” “Description of Material Indebtedness” and “Description of Capital Stock.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 27, 2020:

•	on an actual basis for Portillo’s OpCo;

•	on an as adjusted basis to reflect the Reorganization Transactions; and

•

on a pro forma basis after giving effect to the Offering Adjustments described under “Unaudited Pro Forma Consolidated Financial Information,” including the sale of                  shares of our Class A common stock in this offering at an assumed public offering price of $         per share, which is the midpoint of the price range set forth on the cover of this prospectus, and the application of the net proceeds received by us from this offering as described under “Use of Proceeds.”

This table should be read in conjunction with “Use of Proceeds,” “Unaudited Pro Forma Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and the consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

	Portillo’s OpCo
	As of December 27, 2020
	Actual		As Adjusted	Pro Forma(1)
	(in thousands)
Cash and cash equivalents	$		$	$

Debt:
Short-term debt		—	$	$
Current portion of long-term debt		3,324	$	$
Long-term debt, net of current portion		466,380	$	$
Total debt(2)(3)		$469,704	$	$

Equity:
Redeemable preferred LLC units		200,571
Common units—378,659,104 units authorized, 378,659,104 and 378,609,104 units issued and outstanding as of December 27, 2020		—
Class A common stock, $0.01 par value per share, shares authorized, actual, and shares issued and outstanding, as adjusted
Class B common stock, $0.01 par value per share, shares authorized, actual, and shares issued and outstanding, as adjusted
Additional paid-in capital		72,865
Total common equity		140,709
Total capitalization		$910,222	$	$

(1)

Each $1.00 increase or decrease in the assumed initial public offering price per share would increase or decrease, as applicable, our net proceeds, after deducting the estimated underwriting discount and estimated offering expenses payable by us, by $         million (assuming no exercise of the underwriters’ option to purchase additional shares). Similarly, an increase or decrease of one million shares of Class A common stock sold in this offering by us would increase or decrease, as applicable, our net proceeds, after deducting the estimated underwriting discount and estimated offering expenses payable by us, by $        , based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover of this prospectus.

(2)	Total debt includes unamortized debt discount and deferred issuance costs.
(3)	For a description of our debt, see “Description of Material Indebtedness.”

DILUTION

If you invest in our Class A common stock, you will experience dilution to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock. Dilution results from the fact that the per share offering price of the Class A common stock is substantially in excess of the pro forma net tangible book value per share attributable to the Continuing Pre-IPO LLC Members.

The Continuing Pre-IPO LLC Members will maintain their LLC Units in Portillo’s OpCo after the Reorganization Transactions, but will be able to cause the redemption or exchange of their LLC Units for, at our election, shares of Class A common stock or cash. We have presented dilution in pro forma net tangible book value per share assuming that all of the holders of LLC Units (other than the Company) had their LLC Units redeemed or exchanged for newly issued shares of Class A common stock on a one-for-one basis (rather than for cash) and the cancellation for no consideration of all of their shares of Class B common stock (which are not entitled to receive distributions or dividends, whether cash or stock, from the Company) in order to more meaningfully present the dilutive impact on the investors in this offering.

Our pro forma net tangible book value as of December 27, 2020, would have been approximately $        , or $         per share of our Class A common stock on a fully diluted basis. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of common stock outstanding, in each case after giving effect to the Reorganization Transactions (based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover of this prospectus), assuming that the Continuing Pre-IPO LLC Members redeem or exchange all of their LLC Units and shares of Class B common stock for newly issued shares of our Class A common stock on a one-for-one basis (assuming                  shares of Class A common stock are sold in this offering).

After giving effect to the Reorganization Transactions, assuming that the Continuing Pre-IPO LLC Members redeem or exchange all of their LLC Units for newly issued shares of our Class A common stock on a one-for-one basis, and after giving further effect to the sale of $         shares of Class A common stock in this offering at the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover of this prospectus, and the use of the net proceeds from this offering, our pro forma as adjusted net tangible book value would have been approximately $        , or $         per share, representing an immediate increase in net tangible book value of $         per share to existing equity holders and an immediate dilution in net tangible book value of $         per share to new investors.

The following table illustrates the per share dilution:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of	$
Increase in pro forma net tangible book value per share attributable to new investors
Pro forma as adjusted net tangible book value per share after this offering

Dilution in net tangible book value per share to new investors in this offering	$

(1)

Reflects                  outstanding shares of Class A common stock (assuming all LLC Units and corresponding shares of Class B common stock held by the Continuing Pre-IPO LLC Members are exchanged for shares of Class A common stock).

(2)	Reflects outstanding shares, consisting of (i) shares of Class A common stock to be issued in this offering and (ii) the outstanding shares described in note (1) above.

Dilution is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share of Class A common stock.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) our pro forma net tangible book value after this offering by $         million and the dilution per share to new investors by $        , in each case assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same. Each increase (decrease) of                  shares in the number of shares sold by us in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $        , assuming the assumed initial public offering price of $         per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) remains the same.

To the extent the underwriters’ option to purchase additional shares of Class A common stock is exercised, there will be further dilution to new investors.

The following table illustrates, as of December 27, 2020, after giving effect to the Reorganization Transactions, assuming that the Continuing Pre-IPO LLC Members redeem or exchange all of their LLC Units for newly issued shares of our Class A common stock on a one-for-one basis, and after giving further effect to the sale by us of shares of our Class A common stock in this offering at the initial public offering price of $         per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus), the difference between the Pre-IPO LLC Members, and the investors purchasing shares of our Class A common stock in this offering with respect to the number of shares of our common stock purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us, before deducting underwriting discounts and commissions and the estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Pre-IPO LLC Members			%	$		%	$
Investors in this offering

Total		100.0%			$100.0%		$

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to holders of our Class A common stock.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated statement of operations for the year ended December 27, 2020 and for the                months ended                , 2021 gives effect to the pro forma adjustments related to (i) the Reorganization Transactions, which we refer to as the “Transactions Accounting Adjustments” and (ii) the IPO transactions (the “IPO Transactions”), including the sale of                  shares of Class A common stock and the application of the net proceeds from this offering, which we refer to as the “Offering Adjustments.” We refer to the Reorganization Transactions and the IPO Transactions collectively as the “Transactions.” The unaudited pro forma consolidated statement of operations for the year ended December 27, 2020 and for the                months ended                , 2021 gives pro forma effect to the Transactions as if they had occurred on December 30, 2019. The unaudited pro forma balance sheet information as of                , 2021 gives effect to the pro forma adjustments as if they had occurred on                 , 2021. See “Capitalization.” The unaudited pro forma financial information has been prepared by our management and is based on Portillo’s OpCo’s historical financial statements and the assumptions and adjustments described in the notes to the unaudited pro forma financial information below. The presentation of the unaudited pro forma financial information is prepared in conformity with Article 11 of Regulation S-X rules effective January 1, 2021.

Our historical financial information as of and for the year ended December 27, 2020 has been derived from the audited consolidated financial statements and footnotes of Portillo’s OpCo included elsewhere in this prospectus. The historical financial information for the                months ended                , 2021 has been derived from Portillo’s OpCo’s unaudited consolidated financial statements and accompanying notes included elsewhere in this prospectus.

We based the pro forma adjustments on available information and on assumptions that we believe are reasonable under the circumstances in order to reflect, on a pro forma basis, the impact of the relevant transactions on the historical financial information of Portillo’s OpCo. See the notes to unaudited pro forma financial information below for a discussion of assumptions made. The unaudited pro forma financial information does not purport to be indicative of our results of operations or financial position had the relevant transactions occurred on the dates assumed and does not project our results of operations or financial position for any future period or date.

The Transactions Accounting Adjustments are described in the notes to the unaudited pro forma consolidated financial information and primarily include:

•	adjustments for the Reorganization Transactions, the entry into the Amended LLC Agreement and the entry into the Tax Receivable Agreement;

•

the recognition of a contingently redeemable non-controlling interest in Portillo’s OpCo held by the Continuing Pre-IPO LLC Members, which will be redeemable, at our election, for shares of Class A common stock on a one-for-one basis or a cash payment in accordance with the terms of the Amended LLC Agreement; and

•

provision for federal and state income taxes of Portillo’s Inc. as a taxable corporation at an effective rate of                % for the year ended December 27, 2020 (calculated using a U.S. federal income tax rate of 21%).

The Offering Adjustments are described in the notes to the unaudited pro forma consolidated financial information and primarily include:

•

the issuance of shares of our Class A common stock to the purchasers in this offering in exchange for net proceeds of approximately $                , assuming that the shares are offered at $    per share (the midpoint of the price range listed on the cover page of this prospectus), after deducting underwriting discounts and commissions but before offering expenses;

•

the application by Portillo’s Inc. of the net proceeds from this offering to acquire newly issued LLC Units from Portillo’s OpCo at a purchase price per LLC Unit equal to the initial public offering price of Class A common stock net of underwriting discounts and commissions; and

•

the application by Portillo’s OpCo of a portion of the proceeds of the sale of LLC Units to Portillo’s Inc. to (i) pay fees and expenses of approximately $                in connection with this offering and (ii) as otherwise set forth in “Use of Proceeds.”

We are in the process of implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these procedures and processes and, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal, and administrative personnel, increased auditing and legal expenses, and other related costs. Due to the scope and complexity of these activities, the amount of these costs could increase or decrease materially and are based on subjective estimates and assumptions that cannot be factually supported. We have not included any pro forma adjustments related to these costs.

Because Portillo’s Inc. was formed on June 8, 2021 and will have no material assets or results of operations until the completion of the IPO, its historical financial information is not included in the unaudited pro forma consolidated financial information for the year ended December 27, 2020 or for the                months ended                , 2021.

The unaudited pro forma consolidated financial information is provided for informational purposes only and is not necessarily indicative of the operating results that would have occurred if the Transactions had been completed as of the dates set forth above, nor is it indicative of our future results. Additionally, the unaudited pro forma consolidated financial information does not give effect to the potential impact of any anticipated synergies, operating efficiencies, or cost savings that may result from the Transactions or any integration costs that will not have a continuing impact.

The unaudited pro forma consolidated financial information should be read together with “Organizational Structure,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and related notes thereto included elsewhere in this prospectus.

UNAUDITED PRO FORMA CONSOLIDATED

STATEMENT OF OPERATIONS

	For the Year Ended December 27, 2020
	Historical Portillo’s OpCo	Transactions Accounting Adjustments	Pro forma before Offering Adjustments Portillo’s Inc.	Offering Adjustment	Pro forma Portillo’s Inc.
	(in thousands, except per unit/share data)
Revenue	$455,471
Cost and expenses:
Cost of goods sold, excluding depreciation and amortization	142,446
Labor	115,991
Occupancy	24,920
Other operating expenses	50,169
Total operating expenses	333,526
General and administrative expenses	39,854
Pre-opening expenses	2,209
Depreciation and amortization	24,584
Net income attributable to equity method investment	(459)
Other income, net	(1,537)
Income before interest expense	57,294
Interest expense	45,031			(5)
Net Income	$12,263

Income tax expense		(1)
Net loss after income tax expense

Net loss attributable to noncontrolling interests		(2)
Net loss attributable to Portillo’s Inc.

Pro forma net loss per share data		(3)		(3)
Pro forma average shares of Class A common stock outstanding
Basic
Diluted
Net loss per share of Class A common stock
Basic
Diluted

See accompanying notes to unaudited pro forma financial information.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET (AS OF                , 2021)

	Historical Portillo’s OpCo	Transactions Accounting Adjustments	Pro forma before Offering Adjustments Portillo’s Inc.	Offering Adjustments	Pro forma Portillo’s Inc.
	(in thousands, except per share data)
Assets
Current Assets:
Cash and cash equivalents	$			(1)
Restricted cash
Accounts receivable
Inventory
Other current assets
Total current assets

Property and equipment, net

Other Assets:				(3)
Goodwill
Intangible assets-net of accumulated amortization
Equity method investment
Deferred tax asset		(2)
Other assets

Total other assets	$
Total assets	$

Liabilities, Redeemable Preferred Units and Common Equity

Current Liabilities:
Accounts payable	$			(1)
Short-term debt
Current portion of long-term debt
Current deferred revenue
Accrued expenses				(1)(3)

Total current liabilities

Long-Term Liabilities:
Long-term debt, net of current portion
Deferred rent				(1)
Tax receivable liability		(4)
Other long-term liabilities
Total long-term liabilities
Total liabilities

Redeemable Preferred Units
Stockholders’ Equity:		(7)
Class A Common Stock ( shares authorized, shares issued and outstanding on a pro forma basis at , 2021)		(5)(6)		(1)(5)(6)
Class B Common Stock ( shares authorized, shares issued and outstanding on a pro forma basis at , 2021)

Additional paid-in capital		(1)(2)(3)(4)(5)(7)		(5)(7)
Retained earnings

Accumulated other comprehensive loss				(9)

Contingently redeemable non-controlling interest		(5)(7)		(5)(6)(7)(8)

Total Stockholders’ Equity

Total liabilities, redeemable preferred units and stockholders’ equity	$

See accompanying notes to unaudited pro forma financial information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following is a discussion and analysis of our financial condition and results of operations as of, and for, the periods presented. You should read the following discussion and analysis of our financial condition and results of operations together with the sections entitled “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial and Other Data,” “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Unaudited Pro Forma Consolidated Financial Information” and our audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements, including statements regarding industry outlook, our expectations for the future of our business and our liquidity and capital resources as well as other non-historical statements. These statements are based on current expectations and are subject to numerous risks and uncertainties, including but not limited to the risks and uncertainties described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by these forward-looking statements.

We use a 52- or 53-week fiscal year ending on the Sunday prior to December 31, effective beginning with the first quarter of 2019. In a 52-week fiscal year, each quarterly period is comprised of 13 weeks. The additional week in a 53-week fiscal year is added to the fourth quarter. We believe the difference in reporting periods does not have a material impact on comparability. Fiscal 2020, 2019 and 2018 each consisted of 52 weeks.

Overview

Portillo’s serves iconic Chicago street food through high-energy, multichannel restaurants designed to ignite the senses and create a memorable dining experience. Since our founding in 1963 in a small trailer which Dick Portillo called “The Dog House,” Portillo’s has grown to become a treasured brand with a passionate (some might say obsessed) nationwide following. We create a consumer experience like no other by combining the best attributes of fast casual and quick service concepts with an exciting energy-filled atmosphere and restaurant model capable of generating tremendous volumes. Nearly all of our restaurants were built with double lane drive-thrus and have been thoughtfully designed with a layout that accommodates a variety of access modes including dine-in, carryout / curbside, delivery and catering in order to quickly and efficiently serve our guests. As of June 30, 2021, we owned and operated 67 Portillo’s restaurants across nine states. Our restaurants generated best-in-class AUVs and Restaurant-Level EBITDA Margins of $7.7 million and 26.8% in 2020, respectively.

No matter how our guests order from us, our highly productive kitchens and team members consistently serve high-quality food and deliver a memorable guest experience. We believe the combination of our craveable food, multichannel sales model, dedication to operational excellence, and a distinctive culture driven by our team members gives us a competitive advantage and allows us to generate the highest AUVs and traffic per restaurant among fast casual and quick service restaurants. In 2019, the average Portillo’s restaurant generated:

•	Drive-thru sales of $3.4 million, more than double the throughput of McDonald’s 2019 average drive thru;

•	Dine-in sales of $4.0 million, greater than Chipotle’s 2019 total AUV of $2.2 million; and

•	Delivery sales in excess of $500,000, which is approximately 80% of Domino’s 2019 average delivery volume.

Each Portillo’s location on average served over 900,000 guests in 2019, based on our average per-guest spend of approximately $9.30 and our AUVs of approximately $8.7 million. Our restaurants are buzzing with the energy and excitement of our team members and guests that bring everyone together, from single diners to large groups, around great food, drinks and fun. Our restaurants have attracted a growing cult-like following that has enabled us to thrive across a variety of suburban and urban trade areas around the country. All of our restaurants are profitable, and we are proud to have never closed a restaurant in our 58-year history.

Significant Recent Developments Regarding COVID-19

The COVID-19 pandemic has significantly impacted economic conditions in the United States, where all of our restaurants are located. We first began to experience impacts from the COVID-19 pandemic during the second half of March 2020, as federal, state and local governments began to react to the public health crisis by encouraging or requiring social distancing, instituting stay-at-home orders, and requiring, in varying degrees, restaurant dine-in limitations, capacity limitations or other restrictions that largely limited restaurants to take-out, drive-thru and delivery sales. Our priority has been ensuring the health and safety of our team members and guests, and compliance with the applicable safety regulations. To protect the health and safety of our team members and guests, we implemented COVID-19 safety measures, including but not limited to COVID-19 screenings for all of our team members, utilizing and purchasing non-contact forehead thermometers for temperature checks, installing Plexiglas point of sale cashier wraps, raising the partitions between dining room booths, and limiting use of freestanding tables to meet social distancing requirements. Additionally, we purchased face coverings for all restaurant team members and offered them to our guests, purchased additional sanitation supplies and personal protective materials and introduced a new team member COVID-19 contact tracing tool for all team members in our restaurants, commissaries and restaurant support center. We implemented enhanced safety protocols in all of our locations, temporarily introduced one-time use menus in our restaurants, and developed COVID-19 training covering risks and the protocols implemented to ensure safe operations for our team members and guests. We also launched a new mobile app for self-delivery to supplement our other third-party delivery platforms. Additionally, we increased spending on healthcare and team member bonuses as a result of the COVID-19 pandemic. We temporarily paid 100% of the employer portion of premiums for active team members and team members on voluntary leaves of absence participating in our health insurance program, eliminated the team member payment for a meal provided while working and distributed a $100.00 Portillo’s gift card to all team members.

During the second quarter of fiscal 2020, we began to re-open certain dining rooms in accordance with applicable regulatory requirements. As a result of the required changes to consumer behavior to largely off-premise dining, we saw some recovery in sales at the end of the second quarter of fiscal 2020 and into the third quarter of fiscal 2020. Our most significant declines in sales were in late March through April 2020. Beginning in May, sales began to recover, remaining below the comparable period in fiscal 2019, but did have an additional negative impact during the latter part of the fourth quarter of fiscal 2020 due to declines in our seasonal catering business. We experienced a steady recovery during the three-month period ended March 28, 2021, when same-restaurant sales increased 0.5% compared to the three months ended March 29, 2020. The following chart outlines our dine-in capacity and our same-restaurant sales performance, by period, for fiscal 2020 and the three months ended March 28, 2021:

Same Restaurant Sales by Period

Our COVID-19 mitigation measures did have a positive impact on our results in fiscal 2020. We implemented curbside pick-up, self-delivery, simplified our menu to enhance operational efficiency and continued to invest in targeted digital advertisements that contributed to growth in our direct shipping business. Cross-training efforts were accelerated during COVID-19 to provide more staffing flexibility in restaurants, which led to enhanced productivity. Additionally, we also experienced lower operating expenses in our restaurants as a result of the COVID-19 pandemic due primarily to reductions in our marketing, repairs and maintenance, and utilities expenses. Despite our revenues being down 5.0% in fiscal 2020 as compared to fiscal 2019, we grew our Adjusted EBITDA by 9.3% during that same period.

Growth Strategies and Outlook

We believe we are well-positioned to take advantage of significant growth opportunities due to our values-driven culture, highly trained and passionate team members, differentiated brand experience and best-in-class AUVs and margins which drive impressive unit economics. We plan to expand our business by executing on the following growth strategies:

Expand Our Restaurant Base

We are in the early stages of our nationwide growth with 67 locations across nine states as of June 30, 2021. From November 2020 through the end of 2021, we will have opened restaurants in Illinois, Michigan, Florida and Arizona and target opening a total of              new restaurants. Over the long term, we plan to increase our number of restaurants by approximately                % annually. Our near-term restaurant growth strategy is focused on leveraging our proven unit economic model primarily in adjacent and national markets outside Chicagoland with favorable macro-economic tailwinds where we already have a presence. We will also add select new restaurants in the Chicagoland market. We have a substantial runway for growth with a long-term opportunity for our brand to grow to more than 600 restaurants domestically and are well-positioned for global growth in the future.

Increase Our Same-Restaurant Sales

We aim to continue delivering an outstanding value proposition to our guests and enhance our experience to grow our volumes. We believe the following initiatives will drive same-restaurant sales growth.

Deliver a Consistently Outstanding Guest Experience. In our business, the best way to drive a return visit is to provide our guests a consistently fantastic experience when they visit our restaurants or eat our food. Therefore, our relentless focus on operational excellence enables us to drive significant throughput in our restaurants, provide a one-of-a-kind experience and a compelling everyday value proposition to our guests and thereby drive increased customer trial and frequency.

Purposeful Menu Enhancements. We are maniacal about quality and crave-ability when it comes to our menu. We are constantly studying ways to further enhance our existing offerings while thoughtfully adding new high-quality items. We are also disciplined in maintaining the number of options on our menu. When a new item earns its way onto our menu, we often replace an existing item to maintain our operational efficiency. We believe this purposeful enhancement drives increased guest frequency and reinforces our everyday value proposition that is key to our success.

Increase Brand Awareness Through Non-Traditional and Social Marketing. Portillo’s does not rely on mass media advertising or promotion to drive traffic to our restaurants. We actively engage our fans and guests through a dynamic social media effort that includes email, Twitter, Instagram, TikTok, Facebook, and other platforms. Our social media activity generates significant engagement with our guests and provides our most passionate fans an opportunity to share their enthusiasm with their followers. Portillo’s has dedicated Field Marketing Managers for each market that supplement our engaging social media efforts.

Enhance Our Off-Premises Guest Experience. We have always been committed to providing our guests with our delicious food however and whenever they want it. We are currently testing a third drive-thru lane for guests who have digitally pre-paid for their orders to enhance speed of service and further increase our capacity during peak times.

Leverage Our Infrastructure to Drive Profitability

Our attractive business model generates strong operating margins and cash flow. We constantly focus on restaurant-level operations while ensuring that we do not sacrifice the quality and experience for which we are known. Our investments to enhance our multichannel capabilities and drive a frictionless guest order experience are also expected to further leverage our fixed costs. We have made significant investments at the corporate level, which we believe we will leverage in the future, exclusive of the additional costs of operating as a public company.

Reorganization Transactions

The historical results of operations discussed in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are those of Portillo’s OpCo prior to the completion of the Reorganization Transactions, including this offering, and do not reflect certain items that we expect will affect our results of operations and financial condition after giving effect to the Reorganization Transactions and the use of proceeds from this offering.

Following the completion of the Reorganization Transactions, Portillo’s Inc. will become the sole managing member of Portillo’s OpCo. We will have the sole voting interest in, and control the management of, Portillo’s OpCo. As a result, we will consolidate the financial results of Portillo’s OpCo and will report a noncontrolling interest related to the LLC Units held by the Continuing Pre-IPO LLC Members on our consolidated statements of operations and comprehensive income and balance sheet. Immediately after this offering, investors in this offering will collectively own                % of our outstanding Class A common stock, consisting of                shares (or                shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock), Portillo’s Inc. will own                LLC Units (or                LLC Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing                % of the LLC Units (or                % if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and the Continuing Pre-IPO LLC Members will collectively own                LLC Units, representing                % of the LLC Units (or                % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Accordingly, net income attributable to equity method investment will represent                % of the income before income tax benefit (expense) of Portillo’s Inc. (or                % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Portillo’s Inc. is a holding company that conducts no operations and, as of the consummation of this offering, its principal asset will be LLC Units we purchase from Portillo’s OpCo.

After consummation of this offering, Portillo’s Inc. will become subject to U.S. federal, state and local income taxes with respect to our allocable share of any taxable income of Portillo’s OpCo and will be taxed at the prevailing corporate tax rates. In addition to tax expenses, we also will incur public company expenses related to our operations, plus payment obligations under the Tax Receivable Agreement, which we expect to be significant. We intend to cause Portillo’s OpCo to make distributions to us in an amount sufficient to allow us to pay our tax obligations and operating expenses, including distributions to fund any payments due under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—Amended Portillo’s OpCo Agreement.”

Key Performance Indicators

In addition to the measures presented in our financial statements, we use the following key performance indicators to evaluate our business, measure our performance, develop financial forecasts and make strategic decisions. These key measures include same-restaurant sales, new restaurant openings, average unit volume (AUV), Adjusted EBITDA, Adjusted EBITDA Margin, Restaurant-Level EBITDA and Restaurant-Level EBITDA Margin.

Selected Operating Data:

	Year Ended
	December 27, 2020	December 29, 2019
Total Restaurants(1)	64	62
Same-restaurant sales(1)	(8.3)%	3.2%
AUV (in millions)(1)	$7.7	$8.7
Adjusted EBITDA (in thousands)(2)	$90,013	$82,329
Adjusted EBITDA Margin	19.8%	17.2%
Restaurant-Level EBITDA (in thousands)(3)	$121,945	$117,070
Restaurant-Level EBITDA Margin	26.8%	24.4%

(1)	Includes a restaurant that is owned by C&O of which Portillo’s owns 50% of the equity, as described in Note 6 – Equity Method Investment in the notes to the audited consolidated financial statements.
(2)

For a discussion of Adjusted EBITDA and Adjusted EBITDA Margin and a reconciliation from net income, the most comparable GAAP measure to Adjusted EBITDA, please see “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial and Other Data.”

(3)

For a discussion of Restaurant-Level EBITDA and Restaurant-Level EBITDA Margin and a reconciliation from income before interest expense, the most comparable GAAP measure to Restaurant-Level EBITDA, please see “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial and Other Data.”

Same-Restaurant Sales

Same-restaurant sales is the percentage change in year-over-year revenue (excluding gift card breakage) for the Comparable Restaurant Base. At the end of fiscal 2020, there were 57 restaurants in our Comparable Restaurant Base.

An increase or decrease in same-restaurant sales is the result of changes in restaurant traffic and average guest check. We gather daily sales data and regularly analyze the restaurant traffic counts and the mix of menu items sold to aid in developing menu pricing, product offerings and promotional strategies designed to produce sustainable same-restaurant sales.

New Restaurant Openings

New restaurant openings are central to growing our footprint and executing our growth strategy. We have never closed a restaurant in our 58-year history.

Potential new restaurant sites are typically identified and evaluated at least 18 months prior to opening. New restaurant opening dates trigger advance staff recruiting and training, in addition to the relocation of experienced general managers from existing restaurants and other pre-opening expenses.

The total number of new restaurants per year and the timing of new restaurant openings has, and will continue to have, an impact on our results of operations.

Average Unit Volume (AUV)

AUV is the total revenue (excluding gift card breakage) recognized in the Comparable Restaurant Base, divided by the number of restaurants in the Comparable Restaurant Base during the period.

An increase or decrease in AUV is the result of changes in restaurant traffic and average guest check. We gather daily sales data and regularly analyze the restaurant traffic counts and the mix of menu items sold to aid in developing menu pricing, product offerings and promotional strategies designed to produce sustainable AUV. Historically, when opening restaurants in new markets outside of Chicagoland, we experience higher revenues in the first year of operation with a decline in revenues in the second year. After the second year, we have experienced growth in revenues in the third year and beyond as the restaurant and brand continue to grow awareness in those markets.

Restaurant-Level EBITDA and Restaurant-Level EBITDA Margin

Restaurant-Level EBITDA is defined as revenue, less restaurant operating expenses, which include cost of goods sold, excluding depreciation and amortization, labor expenses, occupancy expenses and other operating expenses. Restaurant-Level EBITDA excludes corporate level expenses, pre-opening expenses and depreciation and amortization on restaurant property and equipment. Restaurant-Level EBITDA Margin represents Restaurant-Level EBITDA as a percentage of revenue. Restaurant-Level EBITDA and Restaurant-Level EBITDA Margin are not required by, nor presented in accordance with GAAP. Rather, Restaurant-Level EBITDA and Restaurant-Level EBITDA Margin are supplemental measures of operating performance of our restaurants and our calculations thereof may not be comparable to similar measures reported by other companies. We believe that Restaurant-Level EBITDA and Restaurant-Level EBITDA Margin are important measures to evaluate the performance and profitability of our restaurants, individually and in the aggregate.

Restaurant-Level EBITDA and Restaurant-Level EBITDA Margin have limitations as analytical tools and should not be considered as a substitute for analysis of our results as reported under GAAP. For a reconciliation of income before interest expense, the most directly comparable GAAP measure, to Restaurant-Level EBITDA, see “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial and Other Data.”

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA represents net income before depreciation and amortization, interest expense and income taxes, adjusted for the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing core operating performance as identified in the reconciliation of net income, the most directly comparable GAAP measure, to Adjusted EBITDA, included in “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial and Other Data.” Adjusted EBITDA Margin represents Adjusted EBITDA as a percentage of total revenues. We use Adjusted EBITDA and Adjusted EBITDA Margin (i) to evaluate our operating results and the effectiveness of our business strategies, (ii) internally as benchmarks to compare our performance to that of our competitors and (iii) as factors in evaluating management’s performance when determining incentive compensation.

We believe that Adjusted EBITDA and Adjusted EBITDA Margin are important measures of operating performance because they eliminate the impact of expenses that do not relate to our core operating performance. Adjusted EBITDA and Adjusted EBITDA Margin are supplemental measures of operating performance and our calculations thereof may not be comparable to similar measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA Margin have important limitations as analytical tools and should not be considered in isolation as substitutes for analysis of our results as reported under GAAP.

Components of our Results of Operations

Revenues

Revenues primarily represent the aggregate sales of food and beverages, net of discounts. Sales taxes collected from customers are excluded from revenues. Revenues in any period are directly influenced by the number of operating weeks in the period, the number of open restaurants, restaurant traffic, our menu prices and product mix.

Cost of Goods Sold, Excluding Depreciation and Amortization

Cost of goods sold, excluding depreciation and amortization includes the direct costs associated with food and beverages, including paper products. The components of cost of goods sold, excluding depreciation and amortization are variable by nature, change with sales volume, are impacted by product mix and are subject to increases or decreases in commodity costs.

Labor Expenses

Labor expenses include hourly and management wages, bonuses, payroll taxes, workers’ compensation expense and team member benefits. Factors that influence labor costs include minimum wage and payroll tax legislation, health care costs and the performance of our restaurants.

Occupancy Expenses

Occupancy expenses primarily consist of rent, property insurance, common area expenses and property taxes.

Other Operating Expenses

Other operating expenses consist of direct marketing expenses, utilities and other operating expenses incidental to operating our restaurants, such as credit card fees and repairs and maintenance.

General and Administrative Expenses

General and administrative expenses primarily consist of costs associated with our corporate and administrative functions that support restaurant development and operations, including marketing and advertising costs incurred as well as legal and professional fees. General and administrative expenses also include unit-based compensation expense. General and administrative expenses are impacted by changes in our team member count and costs related to strategic and growth initiatives. In preparation for and after the consummation of this offering, we have incurred and we expect to incur in the future significant additional legal, accounting and other expenses associated with being a public company, including costs associated with our compliance with the Sarbanes-Oxley Act.

Pre-Opening Expenses

Pre-opening expenses consist primarily of occupancy expenses, which represent rent expense recognized during the period between the date of possession of the restaurant facility and the restaurant opening date, wages, travel for the opening team, food, beverage, and the initial stocking of operating supplies. All such costs incurred prior to the opening are expensed in the period in which the expense was incurred. Pre-opening expenses can fluctuate significantly from period to period, based on the number and timing of openings and the specific pre-opening expenses incurred for each restaurant. Additionally, restaurant openings in new geographic market areas will initially experience higher pre-opening expenses than our established geographic market areas, such as the Chicagoland area, where we have greater economies of scale and incur lower travel and lodging costs for our training team.

Depreciation and Amortization Expenses

Depreciation and amortization expenses consist of the depreciation of fixed assets, including leasehold improvements, fixtures and equipment and the amortization of definite-lived intangible assets, which are primarily comprised of recipes, non-compete agreements and favorable leasehold positions.

Net Income Attributable to Equity Method Investment

Net income attributable to equity method investment consists of a 50% interest in C&O, which runs a single restaurant located within the Chicagoland market. We account for the investment and financial results in the consolidated financial statements under the equity method of accounting as we have significant influence but do not have control.

Other Income, Net

Other income, net includes items deemed to be non-operating based on management’s assessment of the nature of the item in relation to our core operations. These items can include, among other items, income resulting from discounts received for timely filing of sales tax returns, management fee income associated with our investment in C&O, and gains or losses on asset disposals.

Interest Expense

Interest expense primarily consists of interest and fees on our Credit Facilities and the amortization expense for debt discount and deferred issuance costs. We expect to pay down a portion of our outstanding debt using the proceeds of this offering. Additionally, the amount of proceeds, if any, used to pay down our outstanding debt may result in a decrease of the interest rate on our Revolving Facility. We expect that these changes will reduce our annual interest expense by $    million following this offering. See “Use of Proceeds” and “Description of Material Indebtedness.”

Results of Operations

The following table summarizes our results of operations for the years ended December 27, 2020 and December 29, 2019:

	Year Ended
($ in thousands)	December 27, 2020		December 29, 2019
Revenues	$455,471	100.0%	$479,417	100.0%
Costs and expenses
Cost of goods sold, excluding depreciation and amortization	142,446	31.3%	149,063	31.1%
Labor	115,991	25.5%	134,206	28.0%
Occupancy	24,920	5.5%	24,538	5.1%
Other operating expenses	50,169	11.0%	54,540	11.4%

Total operating expenses	333,526	73.2%	362,347	75.6%
General and administrative expenses	39,854	8.8%	43,118	9.0%
Pre-opening expenses	2,209	0.5%	2,834	0.6%
Depreciation and amortization	24,584	5.4%	24,364	5.1%
Net income attributable to equity method investment	(459)	(0.1)%	(766)	(0.2)%
Other income, net	(1,537)	(0.3)%	(1,402)	(0.3)%

Income before interest expense	57,294	12.6%	48,922	10.2%
Interest expense	45,031	9.9%	43,367	9.0%

Net income	$12,263	2.7%	$5,555	1.2%

Revenues

Revenues in fiscal 2020 were $455.5 million compared to $479.4 million in fiscal 2019, a decrease of $23.9 million or 5.0%. The decrease in revenues was primarily attributed to a decline in guest traffic as a result of the COVID-19 pandemic, partially offset by an increase in our average check, the opening of three new restaurants in May through November 2019 and two new restaurants opened during the fourth quarter of 2020. We operated on an off-premise and drive-thru only operating model beginning in the second half of March 2020. Since then, we reopened and operated in-restaurant dining in varying degrees of capacity. Same-restaurant sales decreased 8.3% during fiscal 2020, which was attributable to declines in guest traffic, partially offset by a higher average check. The higher average check was driven by both an increase in items per order and menu prices. For the purpose of calculating same-restaurant sales for fiscal 2020, sales for 57 restaurants were included in the Comparable Restaurant Base as of the end of fiscal 2020.

Cost of Goods Sold, Excluding Depreciation and Amortization

Cost of goods sold, excluding depreciation and amortization in fiscal 2020 were $142.4 million compared to $149.1 million in fiscal 2019, a decrease of $6.6 million or 4.4%. This decrease was primarily driven by a decline in revenues related to the COVID-19 pandemic, partially offset by the opening of three new restaurants in May through November 2019 and two new restaurants opened during the fourth quarter of 2020. As a percentage of revenues, the cost of goods sold, excluding depreciation and amortization increased 0.2% in fiscal 2020. This increase was primarily due to inflation in commodity prices, primarily ground beef and beef flat used to make our Italian beef, partially offset by an increase in our average check.

Labor Expenses

Labor expenses in fiscal 2020 were $116.0 million compared to $134.2 million in fiscal 2019, a decrease of $18.2 million or 13.6%. This decrease was primarily driven by the deployment of a leaner labor model due to COVID-19 related dining room closures and reduction of restaurant hours, including a significant reduction in overtime hours. These decreases were partially offset by the opening of three new restaurants in May through November 2019 and two new restaurants opened during the fourth quarter of 2020, and several incremental investments to support our team members, including training costs and discretionary bonuses. As a percentage of revenues, labor expenses decreased 2.5% due primarily to the aforementioned reduction in labor hours.

Occupancy Expenses

Occupancy expenses in fiscal 2020 were $24.9 million compared to $24.5 million in fiscal 2019, an increase of $0.4 million or 1.6%. This increase was primarily driven by increased costs associated with the opening of three new restaurants in May through November 2019 and two new restaurants opened during the fourth quarter of 2020.

Other Operating Expenses

Other operating expenses in fiscal 2020 were $50.2 million compared to $54.5 million in fiscal 2019, a decrease of $4.4 million or 8.0%. This decrease was primarily driven by a reduction in our expenses impacted by the COVID-19 pandemic, including reduced utilities, repair and maintenance expenses, as well a reduction in advertising and variable credit card fees. These decreases were partially offset by higher technology-related expenses and higher equipment rental expenses.

General and Administrative Expenses

General and administrative expenses in fiscal 2020 were $39.9 million compared to $43.1 million in fiscal 2019, a decrease of $3.3 million or 7.6%. This decrease was primarily driven by disciplined cost reduction across the majority of discretionary spend categories including travel and advertising. This decrease was partially offset by an increase in training program costs for future restaurant managers. As of December 27, 2020, the unrecognized unit-based compensation expense was $6.2 million, of which $0.8 million will be recognized through fiscal year 2025.

Pre-Opening Expenses

Pre-opening expenses in fiscal 2020 were $2.2 million compared to $2.8 million in fiscal 2019, a decrease of $0.6 million or 22.1%. This decrease was due to the lower number of restaurants opened during fiscal 2020 compared to fiscal 2019 as a result of the COVID-19 pandemic.

Depreciation and Amortization Expenses

Depreciation and amortization expenses in fiscal 2020 were $24.6 million compared to $24.4 million in fiscal 2019, an increase of $0.2 million or 0.9%. This increase was primarily due to incremental depreciation of capital expenditures related to the opening of new restaurants in the second half of 2019 and fiscal 2020.

Net Income Attributable to Equity Method Investment

Net income attributable to equity method investment in fiscal 2020 was $0.5 million compared to $0.8 million in fiscal 2019, a decrease of $0.3 million or 40.1%. This decrease was primarily driven by decreased revenues due to a decline in guest traffic as a result of the COVID-19 pandemic.

Other Income, Net

Other income, net in fiscal 2020 was $1.5 million compared to $1.4 million in fiscal 2019, an increase of $0.1 million or 9.6%. This increase was primarily due to refundable employee retention credits provided by the Coronavirus Aid, Relief and Economic Security (“CARES”) Act signed on March 27, 2020. The CARES Act provides refundable employee retention credits, which can be used to offset payroll tax liabilities. For the year ended December 27, 2020, the Company recorded a benefit of $0.3 million. This is partially offset by a decrease in management fee income related to our investment in C&O.

Interest Expense

On December 6, 2019, we entered into the Third Amendment to First Lien Credit Agreement (as defined herein) whereby the aggregate principal amount of the First Lien Term B-3 Loans as of the effective date of such amendment was $332.4 million, and the Revolving Facility was increased by $5 million to $50 million. The maturity date of the First Lien Term B-3 Loans was extended to September 6, 2024 and the Revolving Facility maturity date was further extended to June 6, 2024.

On December 6, 2019, we also entered into the Second Amendment to Second Lien Credit Agreement (as defined herein) whereby the aggregate principal amount of the Second Lien Term B-3 Loans as of the effective date of such amendment was $155 million. The maturity date was extended to December 6, 2024. In addition to the increased principal amount, the interest rates spread for LIBOR loans increased by 150 basis points to 9.50%.

Interest expense in fiscal 2020 was $45.0 million compared to $43.4 million in fiscal 2019, an increase of $1.7 million or 3.8%. This increase was primarily driven by the above-described transactions and increased borrowings under the Revolving Facility due to the COVID-19 pandemic. All borrowings under the Revolving Facility were repaid as of December 27, 2020.

Liquidity and Capital Resources

Our primary sources of liquidity are, and after the completion of this offering are expected to continue to be, cash flow from operations, cash and cash equivalents, credit capacity under our Credit Facilities, and proceeds from equity offerings, including this offering. We experienced significantly lower labor costs in fiscal 2020, which we attribute to the limitations on our dining rooms, our COVID-19 mitigation efforts, and enhanced team member engagement. Additionally, we opened two new restaurants in the fourth quarter of 2020. These factors contributed to our continued ability to generate positive operating cash flows. As of December 27, 2020, we had cash and cash equivalents of $41.2 million and availability under our Credit Facilities of $44.2 million, net of letters of credit issued of $5.8 million. Our total indebtedness was $484.1 million, excluding unamortized debt discount and deferred issuance costs, as of December 27, 2020. See “Description of Material Indebtedness.” After giving effect to the application of the estimated net proceeds from this offering, our total indebtedness will be $                million.

Our principal uses of cash include capital expenditures primarily for developing new restaurants, lease obligations, principal and interest payments on our debt and investments in technology. Our requirements for working capital are not significant because our guests pay for their food and beverage purchases in cash or on debit or credit cards at the time of the sale and we are able to sell many of our inventory items before payment is due to the supplier of such items.

We estimate that our capital expenditures will total approximately $30 million to $35 million in fiscal 2021. The primary expenditures will be in connection with openings of new restaurants. We have been, and plan to continue to, fund our capital expenditures primarily with cash generated from our operating activities as well as with borrowings under the undrawn portions of our Credit Facilities.

We believe that our cash flow from operations, availability under our Credit Facilities and available cash and cash equivalents will be sufficient to meet our liquidity needs for at least the next 12 months. We anticipate that to the extent that we require additional liquidity, it will be funded through the incurrence of additional indebtedness, the issuance of equity, or a combination thereof. We cannot assure you that we will be able to obtain this additional liquidity on reasonable terms, or at all. Additionally, our liquidity and our ability to meet our obligations and fund our capital requirements are also dependent on our future financial performance, which is subject to general economic, financial and other factors described in “Risk Factors” that are beyond our control. Accordingly, we cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available from additional indebtedness or otherwise to meet our liquidity needs. Although we have no specific current plans to do so, if we decide to pursue one or more significant acquisitions, we may incur additional debt or sell additional equity to finance such acquisitions, which would result in additional expenses or dilution.

Credit Facilities and Unused Borrowing Capacity

The First Lien Term B-3 Loans mature on September 6, 2024 and the Revolving Facility matures on June 6, 2024. The Second Lien Term B-3 Loans mature on December 6, 2024. We have pledged substantially all our assets to secure our obligations under our Credit Facilities. For the First Lien Term B-3 Loans, 0.25% of the original aggregate principal amount of First Lien Term B-3 Loans is required to be repaid on the last business day of the end of each fiscal quarter, with the remainder of principal and unpaid interest due at maturity. Our Revolving Facility includes a commitment fee at a rate of (i) if the first lien net leverage ratio is greater than 4.25:1.00, 0.500%, (ii) if the first lien net leverage ratio is less than or equal to 4.25:1.00 or greater than 3.75:1.00, 0.375% or (iii) if the first lien net leverage ratio is less than or equal to 3.75:1.00, 0.250%, per annum. The Credit Facilities contain covenants that provide for, among other things, (x) under the First Lien Credit Agreement, subject to the occurrence of certain conditions, maintenance of a financial covenant and (y) under the Credit Facilities, restrictions on additional indebtedness. We were in compliance with the covenants as of December 27, 2020.

The following table summarizes our available liquidity as of the period presented:

(in thousands)	As of December 27, 2020
Cash and cash equivalents	$41,211
Undrawn revolving facility	44,150
Undrawn initial delayed draw term facility	—

Total available liquidity	$85,361

Statement of Cash Flows

The following table presents a summary of our cash flows provided by (used in) operating, investing and financing activities for the period presented:

	Year Ended
(in thousands)	December 27, 2020	December 29, 2019
Net cash provided by operating activities	$58,271	$43,325
Net cash used in investing activities	(21,420)	(22,012)
Net cash used in financing activities	(18,048)	(11,721)

Net increase in cash and cash equivalents and restricted cash	$18,803	$9,592

Net cash provided by operating activities in fiscal 2020 was $58.3 million compared to net cash provided by operating activities of $43.3 million for fiscal 2019, an increase of $14.9 million or 34.5%. The increase was primarily due to an increase in net income of $6.7 million, and a change in operating assets and liabilities of $6.8 million, partially offset by the impact of non-cash charges of $1.5 million.

The $6.8 million change in our operating asset and liability balances was primarily driven by other assets and liabilities being a source of net cash of $5.5 million in fiscal 2020, compared to a use of net cash of $1.1 million in fiscal 2019 driven by the deferral of employer social security taxes of $5.4 million pursuant to the CARES Act. The CARES Act also allowed eligible employers to defer the remittance of certain FICA taxes otherwise payable during calendar year 2020 and remit half of such deferred amounts on or before December 31, 2021 and half on or before December 31, 2022.

Net cash used in investing activities in fiscal 2020 was $21.4 million compared to net cash used in investing activities of $22.0 million in fiscal 2019, a decrease of $0.6 million or 2.7%. The decrease was primarily due to a decrease in capital expenditures in fiscal 2020 due to the deferral of new restaurant openings.

Net cash used in financing activities in fiscal 2020 were $18.0 million compared to net cash used in financing activities of $11.7 million in fiscal 2019, an increase of $6.3 million or 54.0%. The increase was primarily related to the repayment of borrowings under the Revolving Facility.

Contractual Obligations

The following table sets forth certain contractual obligations, debt obligations and commitments as of December 27, 2020, whether they appear on our consolidated balance sheet. All amounts in the table may reflect rounding.

(in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$588,808	$19,155	$59,733	$40,420	$469,500
Long-term debt	484,076	3,324	480,752	—	—
Other long-term liabilities	5,475	2,732	2,713	—	30
Liabilities under tax receivable agreement	—	—	—	—	—
Purchase obligations	—	—	—	—	—

	$1,078,359	$25,211	$543,198	$40,420	$469,530

The table above excludes short-term, exclusive contracts we enter into with certain vendors to supply us with food, beverages and paper goods, obligating us to purchase specified quantities and/or products at fixed prices. These commitments are cancellable and there are no material financial penalties associated with these agreements in the event of early termination. We also enter into purchase commitments related to construction, marketing and other service-related arrangements that occur in the normal course of business. Such commitments are excluded from the above table as they are typically short-term in nature and are not material as of December 27, 2020.

Off-Balance Sheet Arrangements

Except for operating leases entered into in the normal course of business, certain letters of credit entered into as security under the terms of several of our leases and the unrecorded contractual obligations set forth above, we did not have any off-balance sheet arrangements as of December 27, 2020.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements and related notes included elsewhere in this prospectus, which have been prepared in accordance with GAAP. The preparation of these financial statements and related notes requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses.

Certain of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, our evaluation of trends in the industry, information provided by our clients and information available from other outside sources, as appropriate. We evaluate our estimates and judgments on an on-going basis. Our actual results may differ from these estimates. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. The accounting policies that we believe to be the most critical to an understanding of our financial condition and results of operations and that require the most complex and subjective management judgments are discussed below.

Impairment of Long-Lived Assets

We review our long-lived assets, including property and equipment and definite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group might not be recoverable. Recoverability is measured by a comparison of the carrying amount to future undiscounted cash flows that are expected to be generated by the asset or asset group. If the carrying amount exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying value exceeds the estimated fair value. Restaurant-level assets are grouped by restaurant for the purpose of the impairment assessment, which is the lowest level of identifiable cash flows. No impairment charge was recorded for any period presented.

Our impairment assessment process requires the use of estimates and assumptions regarding future cash flows and operating outcomes, which are based upon a significant degree of management judgment. Changes in the economic environment, real estate markets, capital spending, overall operating performance and underlying assumptions could impact these estimates and result in future impairment charges.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill and indefinite-lived intangible assets are assessed for impairment annually or more frequently if events and circumstances indicate that it is more likely than not that the fair value of a reporting unit or an intangible asset is less than its carrying value. We have one reporting unit which is evaluated for impairment annually. Fair value of the reporting unit is estimated using the income approach and the market approach. Under the income approach, fair value is based on the present value of estimated future cash flows. The market approach is based upon both the price-earnings multiples of comparable public companies, as well as transactional data from similar companies that were recently sold. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded for the difference between the fair value of the reporting unit and the carrying value of the reporting unit. As of December 27, 2020, the fair value of the reporting unit exceeded its carrying value by greater than 25%. No impairment charge was recorded for any period presented.

Our indefinite-lived intangible assets consist of trade names and trade marks (collectively “trade names”). We estimate the fair value of our trade names using a relief-from-royalty income approach. If the fair value of the trade name is less than its carrying value, an impairment loss is recorded for the difference between the estimated fair value and carrying value of the intangible assets. As of December 27, 2020, the fair value of our trade names exceeded its carrying value by greater than 25%. No impairment charge was recorded for any period presented.

Income Taxes

Portillo’s OpCo is currently, and will be through the consummation of this offering, taxed as a partnership under the appropriate provisions of the Internal Revenue Code. Therefore, federal and state income taxes on the net earnings will be payable by the unit-holders and no provisions are made for federal and state income taxes in the consolidated financial statements.

After the consummation of this offering, we will become subject to U.S. federal, state and local income taxes with respect to our allocable share of any taxable income of Portillo’s OpCo and will be taxed at the prevailing corporate tax rates. In addition to tax expenses, we also will incur expenses related to our operations, plus payments under the Tax Receivable Agreement, which will be significant. We intend to cause Portillo’s OpCo to make distributions in an amount sufficient to allow us to pay our tax obligations and operating expenses, including distributions to fund any ordinary course payments due under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—Amended Portillo’s OpCo Agreement.” We anticipate that we will account for the income tax effects and corresponding Tax Receivable Agreement’s effects resulting from future taxable exchanges or redemptions of LLC Units of Continuing Pre-IPO LLC Members by us or Portillo’s OpCo by recognizing an increase in our deferred tax assets, based on enacted tax rates at the date of the purchase or redemption.

Further, we will evaluate the likelihood that we will realize the benefit represented by the deferred tax asset and, to the extent that we estimate that it is more likely than not that we will not realize the benefit, we will reduce the carrying amount of the deferred tax asset with a valuation allowance. The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the Tax Receivable Agreement will be estimated at the time of any purchase or redemption as a reduction to shareholders’ equity, and the effects of changes in any of our estimates after this date will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will be realized and, when necessary, a valuation allowance is established. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. A change in the assessment of such consequences, such as realization of deferred tax assets, changes in tax laws or interpretations thereof could materially impact our results.

Under the provisions of ASC 740—Income Taxes, as it relates to accounting for uncertainties in tax positions, we recognize the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. For the tax years ended December 31, 2020 and 2019, we did not have any uncertain tax positions.

Unit-based Compensation

We have granted unit-based awards consisting of unit options to team members, officers and directors. We recognize compensation expense for equity awards over the requisite service period, which is generally five years, based on the grant date fair value of the awards. The awards granted are generally exercisable within a 10-year period from the date of the grant. We have issued unit options with time-based vesting, and other unit options with time and performance vesting. Our performance condition restricts certain option holders’ ability to exercise vested options until a liquidity event and payback criteria are both met. Because these events, conditions or criteria are not considered probable, no compensation cost related to these unit options was recognized. For unit options granted without performance conditions, we record unit compensation expense on a graded-vesting, straight-line basis over the vesting period based on the grant-date fair value of the option, determined using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common unit, the risk-free interest rate, the expected volatility of the price of our common units, the expected dividend yield of our common units and the expected term of the option. During the period covered by the financial statements included in this prospectus, we were a privately held company with no active public market for our common units. Therefore, the fair value of the Company’s common units was estimated using a two-step process. First, the Company’s enterprise value was established using generally accepted valuation methodologies, including discounted cash flow analysis, comparable public company analysis, and comparable acquisition analysis. Second, the enterprise value was allocated among the securities that comprise the capital structure of the Company using the option-pricing method. The assumptions used to determine the fair value of the option awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. Unit-based compensation expense is based on awards ultimately expected to vest and is reduced for estimated forfeitures. If factors change and different assumptions are used, our unit-based compensation expense could be materially different in the future. We record unit-based compensation expense within general and administrative expenses in the consolidated statements of operations. For additional information regarding unit-based compensation and the assumption used for determining fair value of unit awards see Note 10 – Common Units and Unit-Based Compensation in the notes to the audited consolidated financial statements included elsewhere in this prospectus.

Qualitative and Quantitative Disclosure About Market Risk

Commodity and Food Price Risks

Our profitability is dependent on, among other things, our ability to anticipate and react to changes in the costs of key operating resources, including food and beverage, energy and other commodities. We have been able to partially offset cost increases resulting from a number of factors, including market conditions, shortages or interruptions in supply due to weather or other conditions beyond our control, governmental regulations and inflation, by increasing our menu prices, as well as making other operational adjustments that increase productivity. However, substantial increases in costs and expenses could impact our results of operations to the extent that such increases cannot be offset by menu price increases.

Interest Rate Risk

Our Credit Facilities incur interest at a floating rate. We seek to manage exposure to adverse interest rate changes through our normal operating and financing activities. As of December 27, 2020, we had $484.1 million in outstanding borrowings under our Credit Facilities, excluding unamortized debt discount and deferred issuance costs. Based on the amount outstanding under our Credit Facilities as of December 27, 2020, a change of one hundred basis points in the applicable interest rate would cause an increase or decrease in interest expense of approximately $4.9 million on an annual basis.

Effects of Inflation

Inflation impacts all our restaurant operating expenses. While we have been able to partially offset inflation and other changes in operating expenses by gradually increasing menu prices, coupled with more efficient purchasing practices, productivity improvements and greater economies of scale, there can be no assurance that we will be able to continue to do so in the future. From time to time, competitive conditions could limit our menu pricing flexibility. In addition, macroeconomic conditions could make additional menu price increases imprudent. We anticipate cost pressure on several commodities for the fourth quarter of fiscal 2021 and for fiscal 2022. We are planning moderate price increases in the fourth quarter of fiscal 2021, which may or may not be enough to recover increased operating expenses. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be fully absorbed without any resulting change to their visit frequencies or purchasing patterns. In addition, there can be no assurance that we will generate same-restaurant sales growth in an amount sufficient to offset inflationary or other cost pressures. However, we anticipate our cost of goods sold, excluding depreciation and amortization as a percentage of revenue will remain consistent with fiscal 2020 from a combination of price increases, product mix changes and recipe modifications.

The restaurant industry and we typically attempt to offset the effect of inflation, at least in part, through periodic menu price increases and various cost reduction programs. A portion of the leases for our restaurants provide for contingent rent obligations based on a percentage of sales. As a result, an increase in occupancy and related expenses will offset a proportionate share of any menu price increases at our restaurants.

Labor Costs

Wages paid in our restaurants are impacted by changes in federal and state hourly minimum wage rates. Accordingly, changes in the federal and state hourly minimum wage rates directly affect our labor costs. Wages and benefits are also affected by supply and demand forces in specific regions.

Recently Issued Accounting Pronouncements

For a discussion of recently issued accounting pronouncements, see Note 2 – Summary of Significant Accounting Policies in the notes to the audited consolidated financial statements included elsewhere in this prospectus.

Jumpstart Our Business Startups Act of 2012

The JOBS Act permits us, as an emerging growth company, to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to avail ourselves of this provision and, therefore, we can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

Seasonality and Quarterly Results

Our business is subject to seasonal fluctuations in that our revenues are typically nominally higher during the second, third and fourth quarters of the fiscal year. Our quarterly results have been and will continue to be affected by the timing of new restaurant openings and their associated pre-opening expenses. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

BUSINESS

Portillo’s serves iconic Chicago street food through high-energy, multichannel restaurants designed to ignite the senses and create a memorable dining experience. Since our founding in 1963 in a small trailer which Dick Portillo called “The Dog House,” Portillo’s has grown to become a treasured brand with a passionate (some might say obsessed) nationwide following. Our diverse menu features all-American favorites such as Chicago-style hot dogs and sausages, Italian beef sandwiches, chopped salads, burgers, crinkle-cut french fries, homemade chocolate cake and milkshakes. We create a consumer experience like no other by combining the best attributes of fast casual and quick service concepts with an exciting energy-filled atmosphere and restaurant model capable of generating tremendous volumes. Nearly all of our restaurants were built with double lane drive-thrus and have been thoughtfully designed with a layout that accommodates a variety of access modes including dine-in, carryout / curbside, delivery and catering in order to quickly and efficiently serve our guests. As of June 30, 2021, we owned and operated 67 Portillo’s restaurants across nine states. Our restaurants generated best-in-class AUVs and Restaurant-Level EBITDA Margins of $7.7 million and 26.8% in 2020, respectively.

No matter how our guests order from us, our highly productive kitchens and team members consistently serve high-quality food and deliver a memorable guest experience. We believe the combination of our craveable food, multichannel sales model, dedication to operational excellence, and a distinctive culture driven by our team members gives us a competitive advantage and allows us to generate the highest AUVs and traffic per restaurant among fast casual and quick service restaurants. In 2019, the average Portillo’s restaurant generated:

•	Drive-thru sales of $3.4 million, more than double the throughput of McDonald’s 2019 average drive thru;

•	Dine-in sales of $4.0 million, greater than Chipotle’s 2019 total AUV of $2.2 million; and

•	Delivery sales in excess of $500,000, which is approximately 80% of Domino’s 2019 average delivery volume.

Each Portillo’s location on average served over 900,000 guests in 2019, based on our average per-guest spend of approximately $9.30 and our AUVs of approximately $8.7 million. Our restaurants are buzzing with the energy and excitement of our team members and guests that bring everyone together, from single diners to large groups, around great food, drinks and fun. Our restaurants have attracted a growing cult-like following that has enabled us to thrive across a variety of suburban and urban trade areas around the country. All of our restaurants are profitable, and we are proud to have never closed a restaurant in our 58-year history.

We believe our unique brand experience, passionate following, and compelling everyday value proposition drive strong operating results, as illustrated by the following:

•	Opened 15 new restaurants across 9 states from January 1, 2018 through June 30, 2021

•	Grew our industry-leading Restaurant-Level EBITDA Margin by 190 basis points from 24.9% in Fiscal 2018 to 26.8% in Fiscal 2020

•	Grew net income from $5 million in Fiscal 2018 to $12 million in Fiscal 2020

•	Grew Adjusted EBITDA from $81 million in Fiscal 2018 to $90 million in Fiscal 2020

($ in Millions)
Restaurants	Total Revenue	Restaurant-Level EBITDA (Margin)*	Net Income	Adjusted EBITDA (Margin)*

(*)

Please see “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial and Other Data” for a reconciliation of the above non-GAAP financial measures to their most directly comparable GAAP measure.

Our Competitive Strengths

We believe the following strengths separate us from our competitors and serve as the foundation for our continued growth:

Values-Driven, People-Centered Culture. People are the heart of Portillo’s. We hire and train great people who can turn their obsession into a profession. Our team members are passionate about our food, love our guests, and call their teammates “family.” Our people-centric culture is about working together to deliver an exceptional experience for our guests, while operating with the fun-loving energy that drives the exciting atmosphere within our busy restaurants. Our Portillo’s team members bring our brand to life through their commitment to our values:

“Family” – We work together to make everyone feel at home, and we step up when someone needs help

“Greatness” – We are obsessed with being the best and work hard to continuously improve. Our greatness is rooted in Quality, Service, Attitude and Cleanliness (“QSAC”)

“Energy” – We move with urgency and passion, while maintaining attention to detail

“Fun” – We entertain our guests, we connect authentically, and we make each other smile

During the COVID-19 pandemic, we prioritized the health and safety of our team members who in turn helped our business not only survive but thrive. We chose to not lay off or furlough any team members, and instead invested in them with a focus on cross-training additional skills, which enabled us to increase capacity in our off-premises channels and drive operating efficiencies. We acted quickly to provide paid leave, personal protective equipment and setup a “Wellness Team” to advise on and monitor the well-being of our teams. Additionally, we provided 100% meal discounts and gift cards to every team member throughout the COVID-19 pandemic and funded bonuses to field managers. We also launched a Company foundation called “The Heart of Portillo’s Fund” to support team members facing challenging personal situations.

We work with each team member to build a personal development plan and a corresponding training plan to support their professional development at Portillo’s. We view this investment as a fundamental aspect of our company and key to our growth as it enables us to deliver a consistently memorable experience for our guests and build a pipeline of leaders to drive the success of our future restaurant openings.

We are proud that Portillo’s was recently ranked the #1 restaurant company on America’s 2021 Best Midsized Employers by Forbes magazine.

An Iconic and Beloved Brand with Obsessed, Lifelong Fans. Portillo’s captures the hearts, minds and stomachs of its guests with every meal. In the 58 years since Dick Portillo opened his first hot dog stand, Portillo’s has grown to become an iconic restaurant brand with a national following. Our menu features something for everyone and appeals to a broad demographic that enables our restaurants to thrive across diverse trade areas and generate strong and balanced volumes across multiple dayparts, weekdays and occasions. Our new restaurant openings draw massive crowds of passionate fans who line up overnight with lines stretching around the block. Additionally, we have received numerous accolades, including recognition as the “#1 Fast Casual Restaurant in the U.S.” by Trip Advisor.

We have a very engaged and passionate following on social media. As of June 8, 2021, our average Facebook post generates 10x more engagement than the average restaurant brand post, while our average Twitter post generates 40x more engagement than the average restaurant brand post based on industry research. Many of our fans beg us through social media to bring a Portillo’s restaurant to their city (and we have received similar pleas from mayors), which we believe is indicative of the passion of our guests and the demand for more Portillo’s locations across the country. In a similar vein, we have operated a direct shipping business for over 20 years, shipping a select menu of our most popular offerings to all 50 states, which provides us with an additional channel to build our national brand presence. In the past five years we have shipped 2.7 million sandwiches (Italian beef, sausages and hot dogs) via our own direct-to-consumer direct shipping channel across all 50 states, creating fans all over the country.

Distinctive, Diverse High-Quality Menu. Our menu offers something for everyone. We obsess over each and every ingredient and curate our menu to ensure that each item receives high marks from our guests and meets our rigorous quality standards. Our Italian beef sandwiches feature high-quality beef slow roasted for four hours, thinly sliced, served on freshly baked Turano French bread and dipped in hot gravy with a proprietary blend of spices perfected over 50 years and designed to deliver an amazing flavor. Our Chicago-style hot dogs feature mustard, relish, freshly chopped onion, sliced red ripe tomatoes, a kosher pickle and sport peppers piled high onto a perfectly steamed poppy seed bun, all finished with a few shakes of savory celery salt. Guests also love our craveable crinkle-cut french fries that are cooked in beef tallow resulting in a perfectly salted, crispy outside with a soft inside. Lastly, for those craving something sweet, our famous homemade fluffy chocolate cakes are baked with love each morning in every restaurant and generously iced with rich chocolate frosting.

Everyone can be satisfied with a visit to one of our restaurants as demonstrated by our sales mix with no single menu category accounting for more than 23% of sales in 2020. As an example of how our guests order across our menu, we sold on average more than $600,000 worth of salad per restaurant in 2020. Menu variety is a major motivator for guests and the difference with Portillo’s is, no matter what someone is craving, we have something for them.

2020 Sales Mix

Robust Multichannel Sales Capabilities. Our restaurants are designed to provide speed and convenience across multiple sales channels including drive-thru, dine-in, carryout/curbside, delivery and catering. We also serve guests outside our footprint through our website for direct shipping. In each restaurant, our high-energy, passionate team members deliver exceptional customer service to our guests whether they dine in one of our restaurants or order through the drive-thru where team members personally take and deliver orders car-side. At the onset of the COVID-19 pandemic, we quickly adapted to sales shifts and cross-trained our team members to allow us to significantly increase our drive-thru sales from $3.4 million per restaurant in 2019 to $5.3 million in 2020 and enhance our third-party delivery and self-delivery channels and capabilities. Since nearly all of our restaurants were purpose built with a double lane drive-thru and sizable parking areas to handle our large volumes, we were able to quickly respond to sales shifts without structural changes to our sites. In a world where customers increasingly value convenience and optionality, our longstanding multichannel expertise positions Portillo’s to continue to succeed and grow market share.

Average Restaurant Sales by Channel ($ Milions)

Note: Excludes catering sales.

Energetic Restaurant Atmosphere that Engages the Senses. While our operating model is focused on getting delicious, made-to-order food to our guests quickly, the Portillo’s atmosphere makes the experience even more than a delicious meal. When guests walk into a Portillo’s, they get an experience completely different than a typical chain restaurant visit. Our restaurants engage all the senses to create a fun, relaxed and memorable occasion.

Our dining areas evoke nostalgia and local influences. No two Portillo’s are alike. Each of our restaurants has its own themed décor ranging from a 1930’s prohibition motif to a ‘50s jukebox, to a 1970’s hippie bus. The period music ties to the theme, from ragtime to doo wop to disco. No detail is too small, be it lighting, signage or even the stars subtly sparkling on the ceiling. Each restaurant also draws design elements from the community. The layouts create spaces comfortable for individual diners, families, large groups, and even wedding parties.

Beyond the space itself, the energy of a Portillo’s is unique. Our guests can see into our huge, open kitchens, where their meals are prepared right before their eyes. The smells of burgers broiling, french fries frying, and beef simmering emanate from the kitchen. Each completed meal is announced with a fun rhyme (“Number two, we got you”; “Number seven, welcome to Portillo’s heaven”). But the most important element of the energy is the enthusiasm of the scores of other guests who are all excited to be there and enjoying their Portillo’s. We want every guest that visit’s Portillo’s to leave with a memorable experience, a satiated appetite and a desire to return.

An Incredible, Everyday Value Proposition. Portillo’s redefined the fast casual and quick service value propositions by combining high-quality, craveable food served at incredible speed with multichannel convenience all inside a differentiated, energy-filled atmosphere. We do not discount and rarely engage in price promotion of our products. Instead, we provide an exceptional value to our guests every day. We believe the combination of our craveable food made with high-quality ingredients, served fast however you want it, in an engaging atmosphere by our passionate team members—all at an affordable per-person spend of approximately $9.30—will continue to sustain and grow our volumes.

Proven Portability and Strong Unit Economics. Our concept is successful across diverse markets throughout the United States. As of June 30, 2021, we had 67 restaurants open across nine states including Illinois, Arizona, Indiana, Florida, Iowa, Minnesota, Wisconsin, Michigan and California in a variety of urban and suburban trade areas. Our broadly appealing menu and everyday value caters to a variety of customers and occasions as evidenced by our balanced daypart mix with nearly equal lunch and dinner revenues, as well as a balanced weekday sales mix.

As we increase our brand awareness and guest following outside Chicagoland, we believe our restaurants will be even better positioned to consistently grow volumes over time, as evidenced by the performance of our Chicagoland restaurants.

Our team members’ focus on operational excellence enables our restaurants to drive exceptional throughput, creating substantial volumes and profitability. Restaurants in our Chicagoland market have average unit volumes of approximately $9.6 million and Restaurant-Level EBITDA Margins of 28%, while restaurants outside of Chicagoland have AUVs of approximately $6.2 million and Restaurant-Level EBITDA Margins of 20% as of 2019. As we continue to grow and open new units, our new restaurant model targets AUVs of $             million and Restaurant-Level EBITDA Margins in excess of             % in the              year of operation with targeted cash-on-cash returns in excess of             %.

Visionary Leadership Team. Our iconic brand, values-driven culture and growth strategies are guided by our highly experienced senior management team, led by our Chief Executive Officer Michael Osanloo. Mr. Osanloo joined Portillo’s in 2018 and has over 25 years of leadership experience, having previously served as CEO of P.F. Chang’s and EVP of Kraft Foods. In addition to Mr. Osanloo, we have a talented team of industry veterans leading the organization including Chief Financial Officer, Michelle Hook, previously VP of Finance, FP&A and IR at Domino’s; Chief Operating Officer, Derek Pratt whose prior experience includes VP-level operations roles at McDonald’s and Starbucks; Chief Human Resource Officer, Jill Waite, former executive at 24 Hour Fitness and Sephora; and Chief Development and Supply Chain Officer, Sherri Abruscato, a 43-year Portillo’s veteran. Under Mr. Osanloo and the executive team’s leadership, we have made significant investments in our brand, people, culture, systems, and infrastructure. We believe our experienced management team is a key driver of our success and positions us well for long-term growth.

Our Growth Strategies

We believe we are well-positioned to take advantage of significant growth opportunities due to our values-driven culture, highly trained and passionate team members, differentiated brand experience and best-in-class AUVs and margins which drive impressive unit economics. We plan to expand our business by executing on the following growth strategies:

Expand Our Restaurant Base. We are in the early stages of our nationwide growth with 67 locations across nine states as of June 30, 2021. From November 2020 through the end of 2021, we will have opened restaurants in Illinois, Michigan, Florida and Arizona and target opening a total of new restaurants. Over the long term, we plan to increase our number of restaurants by approximately                % annually. Our near-term restaurant growth strategy is focused on leveraging our proven unit economic model primarily in adjacent and national markets outside Chicagoland with favorable macro-economic tailwinds where we already have a presence. We will also add select new restaurants in the Chicagoland market. We utilize a data driven approach with our real estate team to identify optimal sites and curate a high-quality restaurant pipeline. Given our leading volumes and the size of our restaurants, we typically do not compete for real estate with quick service or fast casual concepts and tend to be a tenant of choice by landlords due to the significant traffic going through our restaurants. People are key to our growth, which is why we have invested in creating professional development plans for our team members to ensure a steady flow of Portillo’s trained managers who are ready to staff our new restaurants. Additionally, we have established multiple new restaurant opening teams, which allow us to support our future pace of openings while driving new restaurant opening success. We have a substantial runway for growth with a long-term opportunity to grow to more than 600 restaurants domestically and are well-positioned for global growth in the future.

Increase Our Same-Restaurant Sales. We aim to continue delivering an outstanding value proposition to our guests and enhance our experience to grow our volumes. We believe the following initiatives will drive same-restaurant sales growth.

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Deliver a Consistently Outstanding Guest Experience. In our business, the best way to drive a return visit is to provide our guests a consistently fantastic experience when they visit our restaurants or eat our food. Therefore, our relentless focus on operational excellence enables us to drive significant throughput in our restaurants, provide a one-of-a-kind experience and a compelling everyday value proposition to our guests and thereby drive increased customer trial and frequency.

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Purposeful Menu Enhancements. We are maniacal about quality and crave-ability when it comes to our menu. We are constantly studying ways to further enhance our existing offerings while thoughtfully adding new high-quality items. We are also disciplined in maintaining the number of options on our menu. When a new item earns its way onto our menu, we often replace an existing item to maintain our operational efficiency. We believe this purposeful enhancement drives increased guest frequency and reinforces our everyday value proposition that is key to our success.

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Increase Brand Awareness Through Non-Traditional and Social Marketing. Portillo’s does not rely on mass media advertising or promotion to drive traffic to our restaurants. We actively engage our fans and guests through a dynamic social media effort that includes email, Twitter, Instagram, TikTok, Facebook, and other platforms. Our social media activity generates significant engagement with our guests and provides our most passionate fans an opportunity to share their enthusiasm with their followers. Portillo’s has dedicated Field Marketing Managers for each market that supplement our engaging social media efforts. These managers are involved in local restaurant marketing and assist in the preparation of new openings including coordinating “sneak peek” visits and organizing visits from

“The Beef Bus,” our food truck, to create excitement and awareness, and donating meals to community members including first responders and coordinating events with local media. After opening, our operations and field marketing teams continue to support brand awareness and drive sales by developing local partnerships with sports teams, such as our vending partnership with the Tampa Bay Lightning and hosting local community events and fundraisers in our restaurants.

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Enhance Our Off-Premises Guest Experience. We have always been committed to providing our guests with our delicious food however and whenever they want it. We are currently testing a third drive-thru lane for guests who have digitally pre-paid for their orders to enhance speed of service and further increase our capacity during peak times. We are also developing geo-fencing capabilities to support our curbside pick up operations and provide additional convenience for our guests who place orders through our mobile app and website. Additionally, we will continue to invest in targeted digital advertising to drive demand and direct orders through our app and website to further drive sales across all channels.

Leverage Our Infrastructure to Drive Profitability. Our attractive business model generates strong operating margins and cash flow. We constantly focus on restaurant-level operations while ensuring that we do not sacrifice the quality and experience for which we are known. Our best-in-class AUVs and strong operational focus give us the ability to manage variable costs and leverage our fixed costs. We believe we will continue to grow revenue and system-wide profitability by executing our growth strategy and leveraging the experience of existing Portillo’s general managers to lead our new restaurants to drive successful and efficient new openings. Our investments to enhance our multichannel capabilities and drive a frictionless guest order experience are also expected to further leverage our fixed costs. We have made significant investments at the corporate level, which we believe we will leverage in the future, exclusive of the additional costs of operating as a public company.

Our Food

Commitment to Quality. Portillo’s food is prepared with fresh, high-quality ingredients, and our commitment to quality is brought to light by every item on the menu. We obsess over each and every ingredient and recipe to ensure our food is high quality, consistently prepared and tastes great. We have been perfecting our menu for over 50 years, and we are constantly seeking ways to further enhance the quality and selection of our offerings.

Our Menu. Our menu features unrivaled Chicago style street food and all-American favorites. We are best known for our famous Chicago-style hot dogs, Italian beef sandwiches, chopped salad, cheese fries, homemade chocolate cake, and chocolate cake shake. With something for everyone, our menu variety creates a “veto-proof” proposition and drives a broad set of consumer occasions.

Below is a summary of our highly craveable menu:

Italian Beef

Our famous, homemade, Italian beef is slow-roasted for four hours, thinly sliced, and served on freshly baked Turano French bread. The beef drippings are used to make our flavorful, secretly-spiced gravy, which is typically splashed on the sandwich when served.

Hot dogs

Our smoked, all-beef hot dogs come in a variety of styles. Our signature Chicago-style hot dogs feature mustard, relish, celery salt, freshly chopped onions, sliced red ripe tomatoes, kosher pickle and sport peppers piled onto a perfectly steamed poppy seed bun.

Sausage Sandwiches

Our char-grilled, flavorful Italian pork sausage recipe uses a blend of secret spices made just for Portillo’s and can be topped with our homemade, oven-roasted sweet peppers or hot giardiniera peppers. Our menu also features our Maxwell St. Polish sausage featuring a local Chicago recipe created more than 75 years ago.

Burgers

Our 1/3lb juicy beef, char-broiled burgers are flame grilled and sprinkled with a touch of salt to lock in the flavor. The burgers are served on an old-fashioned, corn-dusted bun made just for Portillo’s and offered with a wide variety of freshly cut vegetables and toppings.

Sides/Fries

Sides include French Fries, Onion Rings, Chicken Tenders and Chili. Our French Fries are one of our most craveable menu items, featuring perfectly salted crinkle-cut french fries fried in beef tallow with the option to add a smooth cheddar cheese sauce.

Salads

Our salad menu includes a chopped salad (a fan favorite), Caesar salad, Greek Salad with Chicken and the Garden Side Salad which are all made to order for each guest. All salads feature fresh, high quality ingredients and pack a perfect mix of flavor and crunch.

Chicken

Our chicken menu includes a variety of sandwiches (Char Broiled, Breaded, Club and Spicy Chicken) which feature tender, juicy chicken seasoned with a blend of secret spices and our popular chicken tenders. Our new Spicy Chicken sandwich features a spicy giardiniera sauce and a toasted brioche bun.

Desserts/Shakes

Our dessert menu features homemade cakes that are baked with love every morning and generously iced with rich frosting and delicious blended milkshakes, including our ‘cake shakes’ which feature an entire slice of cake blended into the dessert. Guests can choose from our famous Chocolate Cake, Italian Strawberry Shortcake, Chocolate Eclair Cake and a variety of milkshakes including Chocolate, Vanilla, Strawberry and cake shakes.

Other Sandwiches

We serve a Grilled Portobello Sandwich, featuring grilled, marinated portobello mushroom caps on toasted tomato focaccia, and a Breaded Whitefish Sandwich, featuring a wild caught whitefish filet on a brioche bun.

Barnelli’s Pasta

Barnelli’s Pasta is offered in 9 locations in Illinois and features traditional family recipes and fresh ingredients combined to create the best home-style Italian cooking. Pastas are served in individual portions and family style. Our pasta offerings are available for catering at all locations.

Ribs

Our ribs, which are available at select locations only, are seasoned in a blend of secret spices, then slow cooked for three hours until they are fork-tender and falling off the bone. We finish them on our chargrill for ten minutes and coat them with our homemade barbeque sauce.

Beverages/Beer

Nearly all of our restaurants offer various draft and bottled beers including imported and domestic favorites along with local rotating selections all poured in ice-cold schooners and wine. We also offer iced tea, fountain and bottled sodas, waters, and milk.

Menu Innovation. Our primary strategy for menu innovation is to drive traffic through truly craveable foods that can be made with a Portillo’s spin. New menu items are introduced when we believe they will offer superior guest satisfaction and typically coincide with the removal of an existing menu item to ensure a manageable menu size, so that our team members can maintain the operational efficiency that enables our high volumes and consistently high quality offerings.

Our Sales Channels

Portillo’s’ restaurants are thoughtfully designed for both their variety of access modes and the overall guest experience.

Drive-Thru. Our restaurants are built with double lane drive-thrus staffed with engaging attendants that ensure a pleasant and efficient experience with average wait times under 8 minutes with all food made to order. Our first drive-thru restaurant was built in 1983 in Downers Grove, Illinois and today all Portillo’s locations operate with a drive-thru with nearly all including multiple drive-thru lanes to ensure efficient service even during peak times.

Dine-In. Our restaurant dining rooms are elaborately decorated with timeless, nostalgic designs inspired by the local community. Our dining areas feature a variety of flexible seating arrangements designed to accommodate single diners, couples, families and large groups. Guests dining in our restaurants wait in an ordering line to place their order and walk up to a designated pick up area when their order is called.

Carryout / Curbside. Guests placing a carryout order by phone, online or through our app have the option to walk into the restaurant to pick up their order at our service counter or park in dedicated curbside pick up spots.

Delivery. We have established partnerships with multiple third party delivery providers and have recently added self-delivery capability to fulfill select orders through our team members. We have invested in targeted digital advertising to drive demand and direct orders through our app and website to provide flexibility in fulfillment and maintain margins.

Catering Offerings

Many of our guests like to celebrate with Portillo’s and we offer endlessly customizable catering options to fit any occasion. Our catering offerings include buffet style packages as well as ready to eat favorites like Italian beef, sausages and meatballs, gourmet salads, pastas and whole cakes. We also sell “Take & Make” offerings – a series of catering items and packages designed for convenient, at-home preparation by our guests. For impromptu gatherings we offer “Fast Packs,” which are convenient packages of eight of our most popular sandwiches which can be prepared and delivered quickly.

Direct Shipping Offerings

Our direct shipping offerings include some of Portillo’s most popular menu items including Italian beef (8 sandwich or 20 sandwich pack), Chicago-Style Hot Dogs (10 or 50 pack), sausages, chocolate cake and tamales. Detailed preparation instructions are provided for each package, making it easy for customers to enjoy Portillo’s in all 50 states.

Our Team Members

Values and Culture. Portillo’s team members have turned their obsession into a profession, and we believe they are the single most important factor in our success. People are the heart of Portillo’s, and our brand comes to life with the values our diverse and inclusive teams practice every day: “Family,” “Greatness,” “Energy” and “Fun”. Because we hire based on values over skillset, looking for new team members who possess a passion for both our food and our guests, we have cultivated an organization filled with people who are passionate about creating memorable experiences and their engagement drives exceptional productivity.

Community Involvement and Giving Back. We are passionate about serving the communities in which we operate. Our restaurants regularly host fundraisers for local non-profits with a portion of all proceeds going directly to 501(c)(3) charitable organizations. Since the inception of this program in 2017, we have held 7,500 fundraising events and donated $1.2 million. We also donate meals to local community members including first responders to give back to those who serve us. Our team’s philosophy is that we need to work together to make everyone feel at home and step up when someone needs help.

For Valentine’s Day 2016, we debuted a heart-shaped version of our homemade chocolate cake. A portion of the sales of this limited time offer went to charity. Since then, we have continued to sell our heart-

shaped chocolate cake each Valentine’s Day and Mother’s Day and donate a portion of the proceeds to charity. To date, we have donated a total of $190,000 to the American Red Cross and Share Our Strength as a result of these sales. Our restaurants regularly make in-kind donations of Portillo’s food, gift cards, and merchandise in order to support silent auctions, raffles, and fundraisers.

Heart of Portillo’s Fund. We care deeply about our people and believe that by taking care of our team members, they will in turn take care of our guests. In June 2020 in response to the difficulties faced as a result of the COVID-19 pandemic, we started the “Heart of Portillo’s Fund,” a 501(c)(3) charitable fund within the Portillo’s organization that has raised over $400,000 from members of the Portillo’s family to provide emergency assistance to other team members in need. The fund has awarded more than 35 grants totaling over $65,000 and has provided support for expenses following illness or injury, the unexpected death of a family member and other financial hardships.

Training and Career Development. Portillo’s prioritizes training and development at all levels within the organization to ensure our team members are equipped with the knowledge, skills and tools to succeed. We strive to make Portillo’s not only a great place to work but also a great place to have a career. Training for new team members leverages a mixture of digital programs, visual aids and side-by-side training, most of which are offered in both English and Spanish. In addition to learning the day-to-day basics, crew member training involves a focus on Teamwork, Organization, Succeeding in a fast-paced environment, Leadership, Communication and Guest Service. Each restaurant employs a “Training Lead” position that helps ensure these critical concepts are retained and continuously reinforced.

Many of our team members are cross-trained across multiple positions. Cross-training efforts were accelerated during the COVID-19 pandemic to provide more staffing flexibility in restaurants, which led to enhanced productivity. Our cross-trained team members provide additional operating flexibility in our restaurants while driving staffing efficiencies that allow for lower total hours invested over a given shift. The training also provides our employees with additional skills to succeed and advance in our restaurants. Portillo’s also offers 10+ week fundamental management training programs, tailored to each management position, which ensures managers learn how to work each position and how to lead those positions effectively. Since each of our restaurants, on average, employs four times as many staff as the average fast casual brand, our managers must be well equipped for a challenging but rewarding job – and our development programs and tools have resulted in some of the lowest management turnover in the industry. More than one third of our general managers make over $100,000 annually with some at or above $120,000, including base and bonus. Our average base salary for a general manager is greater than the 95th percentile in the fast casual restaurant segment.

Leadership development is continuous at Portillo’s as we strive to create an atmosphere of servant leadership throughout the organization. Through programs like our Career Interest Day, we identify high-potential team members that can eventually become managers then create individualized career development and training plans for each one, providing team members with visibility into their future career path. These management and leadership development programs have allowed us to source two thirds of our restaurant management teams from internal promotions and have cultivated a deep pipeline of in-house talent that we leverage when opening new restaurants. New restaurant managers are identified far in advance of their assigned new restaurant opening so that we can ensure they receive the training necessary to be successful, and our long-term talent planning activities ensure their successors are identified and positioned for success.

Real Estate and Development

Portillo’s Restaurant Footprint. Our restaurant footprint consists of 67 Portillo’s restaurants across 9 states. We do not own any real estate and lease all of our restaurant locations. We also have three non-traditional locations in operation including a food truck, a ghost kitchen in Chicago (small kitchen with no store-front presence, used to fill online orders), and a concessions partnership with the Tampa Bay Lightning. We have never permanently closed a Portillo’s restaurant in our 58-year history. The Company’s principal corporate offices are located in Oak Brook, Illinois.

The chart below shows the locations of our restaurants as of June 30, 2021:

State	Total
Arizona	4
California	2
Florida	3
Illinois	44
Indiana	6
Iowa	1
Michigan	1
Minnesota	3
Wisconsin	3

Total	67

Site Selection. Our site selection process is designed to identify optimal locations where we can provide a truly memorable experience for our guests while achieving or exceeding our financial targets. Our Real Estate Committee, consisting of senior Portillo’s leadership representing each business function, approves all new sites. The Real Estate Committee meets regularly and utilizes a detailed, data driven approval process to ensure sites meet our rigorous standards and adhere to the Company’s long-term goals. Our Vice President of Real Estate actively pursues sites in targeted markets using experienced restaurant real estate brokers across the country in order to leverage external resources in pursuit of a robust pipeline and consistent deal flow.

We target trade areas which meet our demographic criteria and allow the development of free-standing buildings along busy streets near traffic generators such as, strong retail outlets, residential areas, offices, universities, recreational facilities, tourist attractions and hospitals. We also consider multiple other site-specific factors including traffic patterns, parking, accessibility, visibility, area restaurant competition, the potential effect on sales of our nearby restaurants, restaurant size and the suitability of a drive-thru. Our current restaurants average over 8,000 square feet, while our new restaurant prototype ranges from 7,200 – 7,800 square feet. Given our leading volumes and the size of our restaurants, we typically do not compete for real estate with other quick service or fast casual concepts and are often considered a tenant of choice by landlords due to the significant traffic we bring through our locations.

Design. We build our restaurants to be beautiful, inviting and engaging places where people want to come and enjoy a convenient, yet memorable dining experience. We believe this factor further differentiates us from other quick service and fast casual restaurant concepts. Each restaurant is individually designed to complement its surroundings and incorporate local design elements which contribute to our distinctive dining experience. For example, our Springfield, Illinois restaurant incorporates design elements of the iconic Route 66 while our Davenport, Iowa restaurant includes elements evoking the movie Field of Dreams. While each restaurant is unique, we strive to create a nostalgic, welcoming atmosphere that is consistent across locations and is critical to the Portillo’s brand identity. Our large open kitchens can service multiple sales channels and provide the guests a direct view into the bustling activity adding to the high energy atmosphere of our restaurants. Our restaurants feature double-drive thrus, large dining rooms, a bar area that services alcohol orders, online ordering, carryout, catering and retail sales and ample parking including dedicated spots for curbside pick up by guests or delivery drivers.

Construction. A typical Portillo’s takes between 15 and 20 weeks to build. We expect that the initial investment to build a new restaurant will range from $4.5 to $5.0 million, excluding pre-opening expenses and net of tenant allowances. Our average near-term build cost of approximately $4.9 million reflects recent increases in the cost of materials have led to slightly higher build costs, which we believe will be temporary. We use a variety of general contractors on a regional basis and employ a mixed approach of bidding, direct purchasing, and strategic negotiation in order to ensure the best value and highest quality construction. We lease the land where we build our restaurants and often receive landlord development allowance and/or rent credits for leasehold improvements. We continually look to optimize our buildout costs through value engineering efforts in the back-of-house and brokering deals with our landlords to reduce our net capital costs without compromising the guest experience.

Illustrative Layout of a Portillo’s Restaurant Site

Supply Chain and Distribution

We are committed to maintaining our high-quality food standards which depends in part on our ability to acquire fresh ingredients and other supplies that meets our demanding specifications from suppliers. We are always looking for the best way to provide this high-quality food at an incredible everyday value. We partner with a variety of companies that are similarly aligned with producing and providing high quality products. We maintain a diversified distribution network to service our restaurants across the country.

We operate two commissaries that we leverage to supply our network of restaurants with several of our most iconic products and ensure product consistency and quality. Our commissaries prepare certain items such as our beef, peppers and gravy for our Italian beef sandwiches. The prepared ingredients are shipped to our restaurants where our team members will finish the preparation in our kitchens to serve our guests the food they love. Our commissaries also fulfill orders for our direct shipping business, which enables us to deliver our delectable food to our fans all over the country.

Our Guests

Our diverse menu offering paired with our inviting, engaging restaurants are suited for any occasion and attract guests of all types—from single workers on a lunch break to family outings to large groups hosting special events such as wedding receptions or reunions. Over the course of our 58 year history, Portillo’s has cultivated a diverse and multi-generational base of deeply loyal, obsessed guests that extends nationwide. Our fans frequently reach out via social media to ask us to bring a restaurant to their city. Our direct shipping business also supports our nationwide guest base with orders coming from all 50 states. Because our fanbase extends far beyond our current markets, Portillo’s benefits from significant latent demand when opening in new markets, as evidenced by our massive new restaurant opening events that often include guests waiting in long but fast-moving lines.

Guest Gender Mix	Guest Age Mix

Source: SMG.

Marketing Strategy

Portillo’s does not rely on mass media advertising or promotion to drive traffic to our restaurants. We rarely engage in price promotion of our products, instead choosing to offer an everyday value to our guests. Our focus has always been on earned media via public relations and grassroots and local marketing to build a strong relationship with the communities in which we operate. These activities start even before we open a restaurant with dedicated Field Marketing Coordinators arranging “sneak peek” visits for our most loyal fans, organizing visits from our mobile food truck, “The Beef Bus” to create excitement and awareness, donating meals made during training to community members including first responders and coordinating events with local media in advance and up to our large grand opening celebrations. After opening, our operations and field marketing teams continue to support brand awareness and drive sales by developing local partnerships with sports teams, such as our vending partnership with the Tampa Bay Lightning and hosting local community events and fundraisers in our restaurants. For example, we host “Bite of the Brand” dinners designed to bring in new guests who have never tried Portillo’s food and offer samples of our most popular items and teach guests about the history of Portillo’s. We also host “Catering First Taste” events in which we invite corporate catering buyers to join us for a demonstration and samples of our catering options.

We often use clever ways to announce that we are opening in a new market in order to earn tremendous amounts of free publicity and build an email list of Portillo’s fans up to 18 months prior to opening. For example, after the Chicago Blackhawks defeated the Tampa Bay Lightning in the Stanley Cup Finals in 2015, we took out a full-page ad in the Tampa Bay Times newspaper to announce the opening of our first restaurant in Tampa with the headline, “Cheer up, Tampa, there’s good news from Chicago today.” This announcement received extensive publicity, including from Sports Illustrated, and won the Public Relations Society of America’s prestigious Silver Anvil award in 2016. We have replicated this type of announcement in several other cities, garnering massive media attention and building our subscriber list before breaking ground.

We also actively engage our fans and guests through a dynamic social media effort that includes email, Twitter, Instagram, TikTok, Facebook, and other platforms. Our social media activity generates significant engagement with our guests and provides our most passionate fans an opportunity to share their enthusiasm with their followers.

Technology Systems

We have strong partnerships with many best-in-class technology services which help grow our business. We use computerized point-of-sale and back-office systems created by NCR Corporation, which we believe are scalable to support our growth plans. These point-of-sale systems are designed specifically for the restaurant industry and we use many customized features to increase operational efficiencies, internal communication and data analysis. This system provides a touch screen interface, graphical order confirmation display, touch screen kitchen display, and powers the digital menu boards installed in a subset of our restaurants and collects daily transaction data, which we analyze to better understand our guest dining preferences and to ensure we maintain operational efficiency. We use handheld input devices to take orders in our drive-thru, which instantly relay orders to the kitchen, enabling our high volume throughput. We also receive orders through our mobile app and website, which provide guests multiple ways to receive their food, either through pick up inside the restaurant, curbside, drive-thru or delivery.

We have a long-standing relationship with Olo in which they have allowed us to customize their software to support our needs. One such customization allows us to route select delivery orders to our restaurants for processing, which allows us to operate our delivery sales channel more efficiently. We also partner with, and have invested in, Cartwheel, a software service that enables the logistics and fulfillment of our self-delivery program (orders that are delivered by Portillo’s team members rather than a third-party service). We additionally have partnerships with multiple leading third-party delivery platforms to drive additional digital sales growth.

The Portillo’s mobile app and Portillos.com offer a way for guests to engage with the brand and to conveniently place digital orders for delivery, catering, and shop & ship offerings. Our app and website, combined with our third-party delivery partnerships, have resulted in over 20% of our orders being placed digitally during the six months ended June 30, 2021. We use a suite of back-office computer systems, including NBO, that enable timely and actionable reporting on sales, costs, recipes, and inventory for both restaurant leadership and management in our Restaurant Support Center.

Our Industry

We believe that our differentiated value proposition combining high-quality, craveable food with speed and multichannel convenience and a high-energy environment broadly appeals to our guests. This proposition enables us to successfully compete with and take share from our competitors across the restaurant industry, particularly the quick service and fast casual restaurant segments. The quick service and fast casual restaurant segments represented $285 billion in sales in the United States in 2020 per Technomic, which represents a 6.2% decline from 2019 due to the impact of the COVID-19 pandemic, while sales have increased 6.2% since 2016. We believe that our quality, speed, convenience, everyday value and the memorable experience our restaurants provide to our guests allow us to successfully compete in this very large segment of the restaurant industry.

Competition

We compete in the highly competitive and fragmented restaurant industry. We compete primarily with quick service and fast casual concepts, and to a lesser extent, full-service restaurants. The number, size and strength of competitors vary by region. Our competition in these segments includes a variety of small locally owned restaurants, medium-sized regional restaurant concepts, and larger national restaurant concepts that provide some combination of dine-in, carry-out, drive thru and delivery services to their guests. We believe competition with these restaurants is based primarily on food quality, taste, ambiance, convenience, service speed, price, and value.

Intellectual Property

Our intellectual property includes our trademarks and service marks registered with the United States Patent and Trademark Office (including Portillo’s® and other names used by our restaurants), the trade dress of our restaurants, our websites and domain names (including our website at portillos.com and other websites and domain names used by our restaurants) and other unregistered intellectual property.

Environmental Matters

We are subject to federal, state and local laws and regulations relating to environmental protection, including regulation of discharges into the air and water, storage and disposal of waste and clean-up of contaminated soil and groundwater. Under various federal, state and local laws, an owner or operator of real estate may be liable for the costs of removal or remediation of hazardous or toxic substances on, in or emanating from such property. Such liability may be imposed without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances, and in some cases, we may have obligations imposed by indemnity provisions in our leases.

Regulation and Compliance

We are subject to extensive federal, state and local government regulation, including those relating to, among others, public health and safety, zoning and fire codes. Failure to obtain or retain food or other licenses and registrations or exemptions would adversely affect the operations of restaurants. Although we have not experienced and do not anticipate any significant problems in obtaining required licenses, permits or approvals, any difficulties, delays or failures in obtaining such licenses, permits, registrations, exemptions, or approvals could delay or prevent the opening of, or adversely impact the viability of, a restaurant in a particular area. Additionally, the COVID-19 pandemic has resulted in frequently revised state and local government regulations affecting our business beginning in March 2020, which have significantly impacted our restaurant operations and continue to do so. Such regulations govern, for example, employee leave, opening and closing of restaurants and dining rooms, sanitation practices, guest spacing within dining rooms and other social distancing practices and personal protective equipment.

The development of additional restaurants will be subject to compliance with applicable regulations, including those relating to zoning, land use, water quality and retention, and environment. We believe federal and state environmental regulations have not had a material effect on operations, but more stringent and varied requirements of local government bodies with respect to zoning, land use and environmental factors, among others, could delay construction and increase development costs for new restaurants.

We are also subject to the Fair Labor Standards Act, the Immigration Reform and Control Act of 1986 and various federal and state laws governing such matters as minimum wages, exempt versus non-exempt, overtime, unemployment tax rates, workers’ compensation rates, citizenship requirements and other working conditions. As a result of wage pressures, our team members are all paid more than the applicable minimum wage in the area where they work, and increases in federal or state minimum wages or unemployment benefits may result in increases in the wage rates paid. We are also subject to the ADA, which prohibits discrimination on the basis of disability in public accommodations and employment, which may require us to design or modify our restaurants to make reasonable accommodations for disabled persons.

We serve alcoholic beverages at most of our restaurants, and we may introduce alcoholic beverages at additional restaurants in the future.

Alcoholic beverage control regulations require each of our restaurants that will sell alcoholic beverages to apply to a state authority and, in certain locations, county or municipal authorities for a license that must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of daily operations of our restaurants, including the minimum age of team members, advertising, trade practices, wholesale purchasing, other relationships with alcoholic beverages manufacturers, wholesalers and distributors, inventory control and handling, storage and dispensing of alcoholic beverages and training of team members. We are also subject in certain states to “dram shop” statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. We carry liquor liability coverage as part of our existing comprehensive general liability insurance. We may decide not to obtain liquor licenses in certain jurisdictions due to the high costs associated with obtaining liquor licenses in such jurisdictions.

For a discussion of the various risks we face from regulation and compliance matters, see “Risk Factors.”

Legal Proceedings

We are involved in various claims and legal actions that arise in the ordinary course of business. We do not believe that the ultimate resolution of any of these actions, individually or taken in the aggregate, will have a material adverse effect on our financial position, results of operations, liquidity or capital resources. A significant increase in the number of claims or an increase in amounts owing under successful claims could materially adversely affect our business, financial condition, results of operations and cash flows.

MANAGEMENT

Directors and Executive Officers

The following are biographical summaries and a description of the business experience of those individuals who serve as officers and directors of Portillo’s OpCo. Upon the consummation of this offering, such individuals will serve in the same capacities at Portillo’s Inc. The following also contains biographical summaries and a description of the business experience of those individuals who will serve as directors of Portillo’s Inc.

Name	Age	Position
Michael Osanloo	55	President, Chief Executive Officer and Director
Michelle Hook	46	Chief Financial Officer and Treasurer
Susan Shelton	61	General Counsel and Secretary
Jill Waite	43	Chief Human Resources Officer
Sherri Abruscato	66	Chief Development & Supply Chain Officer
Derrick Pratt	53	Chief Operating Officer
Rick Cook	39	Senior Vice President, Technology
Nick Scarpino	39	Senior Vice President, Marketing & Off Premise Dining
Ann Bordelon	54	Director
Noah Glass	40	Director
Gerard J. Hart	63	Director
Richard K. Lubin	75	Director
Joshua A. Lutzker	46	Director
Michael A. Miles, Jr.	59	Director

Our Executive Officers

Michael Osanloo

Michael Osanloo has served as Chief Executive Officer, President and a member of the Board of Portillo’s since August 2018. Prior to joining Portillo’s, Mr. Osanloo served as Chief Executive Officer and Director of P.F. Chang’s China Bistro Inc. from March 2015 to October 2018. Prior to being named Chief Executive Officer, Mr. Osanloo served as Executive Vice President of Grocery at Kraft Heinz and held senior leadership roles at Caesar’s Entertainment. From 1996 to 2005, Mr. Osanloo began his business career at Bain & Company where he spent nine years, the last three as a Partner in the Consumer and Retail practice. Mr. Osanloo holds a Master of Business Administration from the University of Chicago, a Juris Doctorate from the University of Illinois College of Law and a Bachelor of Arts degree in Economics from the University of Michigan.

Mr. Osanloo’s experience in senior leadership of other public restaurant companies makes him well qualified to serve as a member of the Board of Portillo’s.

Michelle Hook

Michelle Hook has served as Chief Financial Officer and Treasurer of Portillo’s since December 2020. Prior to joining Portillo’s, Ms. Hook served as Vice President of Finance, Global FP&A and Investor Relations at Domino’s Pizza where she oversaw overall finance, global financial planning and analysis and investor relations from June to December 2020. Prior to this position, Ms. Hook held the position of Vice President of Finance, Global Operations at Domino’s Pizza beginning in December 2018 and held numerous other positions, including being a member of the initial public offering team at Domino’s Pizza since joining in 2003. Prior to joining Domino’s Pizza, Ms. Hook worked at Holcim, a global cement manufacturer and as a senior auditor at Arthur Andersen LLP. Ms. Hook received her Masters of Business Administration from the University of Michigan and her Bachelor of Arts degree in accounting from Michigan State University. Ms. Hook is a certified public accountant.

Susan Shelton

Susan Shelton has served as General Counsel since joining Portillo’s in January 1998, and has held the position of Corporate Secretary since August 2014. Ms. Shelton oversees legal affairs, including contracts, corporate governance, litigation, licensing and compliance. Prior to joining Portillo’s, Ms. Shelton worked at a law firm for ten years where she served as outside counsel to Portillo’s. Ms. Shelton holds a Bachelor of Arts degree in Economics from Wheaton College and a Juris Doctorate from the DePaul University College of Law.

Jill Waite

Jill Waite is the Chief Human Resources Officer at Portillo’s and has been since she joined in June 2019. Prior to joining Portillo’s, Ms. Waite served as Senior Vice President of Human Resources at 24 Hour Fitness from March 2017 to June 2019, and as Director of Talent Management and Development at Sephora, where she oversaw talent growth and management systems implementation for the Americas division from October 2014 to March 2017. Ms. Waite has a Bachelor of Science degree from the University of Florida.

Sherri Abruscato

Sherri Abruscato has served as the Chief Development & Supply Chain Officer of Portillo’s since August 2014. Ms. Abruscato is responsible for the oversight of Real Estate & Development and Facilities & Supply Chain, which includes food safety and the management of Portillo’s commissaries. Ms. Abruscato joined Portillo’s Hot Dogs as a restaurant team member in 1970, then was hired at Portillo’s in 1983, where she has held numerous positions related to operation support, negotiating with manufacturers, vendors and suppliers and coordinating new construction projects.

Derrick Pratt

Derrick Pratt has served as the Chief Operating Officer of Portillo’s since May 2021. Prior to the position of Chief Operating Officer, Mr. Pratt was Senior Vice President of Restaurants at Portillo’s from September 2020 to May 2021. Prior to joining Portillo’s, Mr. Pratt worked as Vice President of Operations Services at Starbucks where he oversaw all operational performance and metrics from June to September 2020. From December 2018 to June 2020, Mr. Pratt was Vice President of Operations for the Southeast Market at Starbucks where he oversaw all operational performance and metrics in the southeast market for 800 Starbucks locations and managing $1.4 billion in annual revenue. Mr. Pratt attended Fort George Meade Military Base and received a Master in Business Administration from Texas Christian University.

Rick Cook

Rick Cook has served as the Senior Vice President of Technology of Portillo’s since January 2020. Mr. Cook is responsible for all corporate and restaurant technology and reporting to management. Prior to this position, Mr. Cook worked as Senior Director, Deployment for Coates Group from December 2017 to January 2020. Prior to working at Coates Group, Mr. Cook served as a Director of U.S. Point of Sale Solutions at McDonald’s. Mr. Cook has a degree in Systems Engineering from West Point.

Nicholas Scarpino

Nicholas Scarpino has served as the Senior Vice President of Marketing and Off-Premise Dining at Portillo’s since September 2019. Prior to this position, Mr. Scarpino held the position of Vice President of Marketing & Public Relations from April 2016 to September 2019 and the position of Director of Marketing from January 2015 to April 2016. Prior to joining Portillo’s in 2015, Mr. Scarpino worked in digital advertising at Google. Mr. Scarpino received a Bachelor of Business Administration degree in Marketing from the University of Notre Dame and a Master of Science degree in Integrated Marketing Communications from Northwestern University.

Our Non-Employee Directors

Ann Bordelon

Ann Bordelon has served as a member of the Board of Portillo’s since March 2020. She chairs the audit committee. Ms. Bordelon is Vice Chancellor for Finance & Administration at the University of Arkansas, a position she took on in 2020. Prior to that, she served as Chief Financial Officer for Mitchell Communications and NOWDiagnostics. Ms. Bordelon also has 13 years of experience in executive finance roles at Walmart, Inc., including as Chief Audit Executive. She began her career at Ernst & Young. She brings financial expertise to the board as well as a strong background in multi unit operations and management. She also serves on the board of America’s Car-Mart, Inc. (Nasdaq: CRMT) where she chairs the compensation committee and is on the audit, compliance and nominating committees. Ms. Bordelon is a certified public accountant. We believe that Ms. Bordelon is well qualified to serve on our Board because of her years of experience in finance and audit leadership at public companies.

Noah Glass

Noah Glass has served as a member of the Board of Portillo’s since April 2017 and is a member of the audit committee. Mr. Glass is the Chief Executive Officer of Olo Inc. (NYSE: OLO), the restaurant technology company he founded in 2005. Olo provides a technology platform giving cloud-based e-commerce functionality to multi location restaurant brands. In addition to his unique vantage point on the restaurant sector, Mr. Glass brings experience building and leading a profitable business through its public offering and a strong understanding of information technology. Mr. Glass is also on the board of Share Our Strength, a non profit focused on ending childhood hunger and a member of the board of trustees of the Culinary Institute of America. We believe that Mr. Glass is well qualified to serve on our Board due to his experience building and leading a public company and his insight into corporate matters.

Gerard J. Hart

Gerard J. Hart has served as a member of the Board of Portillo’s since 2016 and is a member of the compensation committee. Mr. Hart is the Chief Executive Officer of Torchy’s Tacos, a high-growth, fast casual restaurant chain and has held this position since 2018. Previously, he was Chief Executive Officer of California Pizza Kitchen and Texas Roadhouse. Mr. Hart led the expansion of Texas Roadhouse from 60 to 450 locations. Mr. Hart also serves on the board of Red Robin Gourmet Burgers, Inc. (NASDAQ: RRGB). We believe that Mr. Hart is well qualified to serve on our Board due to his relevant experience in managing high growth restaurant chains.

Richard K. Lubin

Richard K. Lubin has served as a member of the Board of Portillo’s since August 2014 and is a member of the compensation committee. Mr. Lubin is a senior advisor at Berkshire Partners LLC which he co-founded in 1986 and was appointed to serve on the Board in connection with the Berkshire Acquisition. We believe that Mr. Lubin is well qualified to serve on our Board due to his decades of experience serving as a director of numerous private and public companies.

Joshua A. Lutzker

Joshua A. Lutzker has served as a member of the Board of Portillo’s since August 2014 and is a member of the audit committee and compensation committee. Mr. Lutzker is a managing director at Berkshire Partners LLC and was appointed to serve on the Board in connection with the Berkshire Acquisition. Mr. Lutzker co-leads the Consumer and Retail practice at Berkshire and has served on the boards of Aritzia, the women’s fashion retailer, Mielle Organics, a multicultural beauty brand, National Carwash Solutions and SRS Distribution, a roofing distributor, among others. He also serves on the board of the Boston Symphony Orchestra. We believe that Mr. Lutzker is well qualified to serve on our Board due to the experience he brings building brands and companies in the consumer space.

Michael A. Miles, Jr.

Michael A. Miles, Jr. has served as a member of the Board of Portillo’s since August 2014 and is Chairman of the Board. He also serves on the audit committee and chairs the compensation committee. Mr. Miles is the former President of Staples, Inc., a $25 billion global office supplies retailer and distributor. He also served as Chief Operating Officer of Pizza Hut for YUM Brands. He began his career with Bain & Co. and PepsiCo. He also serves on the board of Western Union (NYSE: WU) where he sits on the governance and ESG committee and chairs the compensation committee. He is an advisory director with Berkshire Partners. We believe that Mr. Miles is well qualified to serve on our Board due to the experience he brings with multi unit operations, development and marketing.

Board of Directors

Our business and affairs are managed under the direction of our Board. Our amended and restated certificate of incorporation will provide that our Board consist of between                and                directors, and provide that the authorized number of directors may be fixed from time to time by our Board. Contemporaneously with this offering, our Board will be composed of                directors, to serve until the first annual meeting of our stockholders following the filing of our amended and restated certificate of incorporation, or until their successors are duly elected and qualified. Our directors will be elected annually to serve until the next annual meeting of stockholders, or until their successors are duly elected and qualified.

Director Independence and Controlled Company Exemption

Following the completion of this offering, Berkshire will continue to indirectly beneficially own more than 50% of the voting power of our common stock. As a result, we will be considered a “controlled company” under The                  listing standards. “Controlled companies” under those rules are companies of which more than 50% of the voting power is held by an individual, a group or another company. On this basis, we may avail ourselves of the “controlled company” exemption under the corporate governance rules of the                . Accordingly, we may not have a majority of “independent directors” on our Board as defined under the rules of the                      and we may not have a compensation committee and a corporate governance and nominating committee composed entirely of independent directors, and such committees may not be subject to annual performance evaluations. The “controlled company” exemption does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of Sarbanes-Oxley and the                 , which require that our audit committee be composed of at least three members, one of whom will be independent upon the listing of our common stock, a majority of whom will be independent within 90 days of listing and each of whom will be independent within one year of listing. Our Board has affirmatively determined that                  are independent directors under the applicable rules of the                 .

If at any time we cease to be a “controlled company” under the rules of the                 , our Board will take all action necessary to comply with the                     corporate governance rules, including appointing a majority of independent directors to the Board and establishing certain committees composed entirely of independent directors, subject to a permitted “phase-in” period.

Board Committees

Our Board currently has an Audit Committee and a Compensation Committee and, in connection with the consummation of this offering, the Board will also establish a nominating and corporate governance committee. Each committee will have a charter that has been approved by our Board and that will be available on our website. Each committee will have the composition and responsibilities described below. Members serve on our Board committees until their resignations or until otherwise determined by our Board.

Audit Committee. The primary purposes of our Audit Committee under the committee’s charter will be to assist the Board’s oversight of:

•	audits of our financial statements;

•	the integrity of our financial statements;

•	our process relating to risk management and the conduct and systems of internal control over financial reporting and disclosure controls and procedures;

•	the qualifications, engagement, compensation, independence and performance of our independent auditor; and

•	the performance of our internal audit function.

Upon the consummation of this offering, our Audit Committee will be composed of                 ,                 and                 .                 will serve as chair of the Audit Committee.                 qualifies as an “audit committee financial expert” as such term has been defined by the SEC in Item 407(d) of Regulation S-K. Our Board has affirmatively determined that                 and                 meet the definition of an “independent director” for the purposes of serving on the Audit Committee under applicable                 rules and Rule 10A-3 under the Exchange Act. We intend to comply with these independence requirements for all members of the Audit Committee within the time periods specified under such rules. The Audit Committee will be governed by a charter that complies with the rules of the                 .

Compensation Committee. The primary purposes of our Compensation Committee under the committee’s charter will be to assist the Board in overseeing our management compensation policies and practices, including:

•	determining and approving the compensation of our executive officers; and

•	reviewing and approving incentive compensation and equity compensation policies and programs.

Upon the consummation of this offering, our Compensation Committee will be composed of                 and                 .                 will serve as chair of the Compensation Committee. The Compensation Committee will be governed by a charter that complies with the rules of the                 .

Nominating and Corporate Governance Committee. Upon the consummation of this offering, our Board will establish a nominating and corporate governance committee. The primary purposes of our nominating and corporate governance committee will be to recommend candidates for appointment to the Board and to review the corporate governance guidelines of the Company, including:

•	identifying and screening individuals qualified to serve as directors;

•	developing, recommending to the Board and reviewing the Company’s corporate governance guidelines;

•	coordinating and overseeing the annual self-evaluation of the Board and its committees; and

•	reviewing on a regular basis the overall corporate governance of the Company and recommending improvements to the Board where appropriate.

The nominating and corporate governance committee will be comprised of                 ,                 and                 .                 will serve as the chair of the nominating and corporate governance committee. The nominating and corporate governance committee will be governed by a charter that complies with the rules of the                 .

Compensation Committee Interlocks and Insider Participation

The members of our Compensation Committee during 2021 were                ,                 , and                . During 2021, none of our executive officers served (i) as a member of the Compensation Committee or board of directors of another entity, one of whose executive officers served on our Compensation Committee, or (ii) as a member of the Compensation Committee of another entity, one of whose executive officers served on our Board.

Indemnification of Directors and Officers

Our amended and restated certificate of incorporation will provide that we will indemnify our executive officers and directors to the fullest extent permitted by the DGCL.

We intend to enter into indemnification agreements with each of our executive officers and directors prior to the completion of this offering. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements.

Code of Business Conduct and Ethics

Prior to the completion of this offering, we will amend our code of business conduct and ethics that applies to all of our employees, officers and directors. A copy of the amended code will be available on our website located at www.portillos.com. Any amendments or waivers from our code for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions will be disclosed on our Internet website promptly following the date of such amendment or waiver.

Corporate Governance Guidelines

Our Board will adopt corporate governance guidelines in accordance with the applicable corporate governance rules of the                that serve as a flexible framework within which our Board and its committees operate. These guidelines will cover a number of areas including the duties and responsibilities of the Board, director independence, Board leadership structure, majority-voting Board resignation policy, executive sessions, Chief Executive Officer evaluations, management development and succession planning, director nomination, qualification and election, director orientation and continuing education, Board agenda, materials, information and presentations, director access to company employees and independent advisers, Board communication with stockholders and others, director compensation and annual Board and committee performance evaluations. A copy of our corporate governance guidelines will be posted on our website.

EXECUTIVE AND DIRECTOR COMPENSATION

The following compensation tables and related disclosure should be read together. This discussion contains forward-looking statements that are based on our current plans and expectations regarding future compensation programs. See “Cautionary Note Regarding Forward-Looking Statements.” Actual compensation programs that we adopt may differ materially from the programs summarized in this discussion.

Overview

The following tables and accompanying narrative disclosure set forth information about the compensation provided to certain of our “named executive officers,” or “NEOs,” namely our principal executive officer during the fiscal year ended December 27, 2020 (“Fiscal 2020”) and our two other most highly compensated executive officers (other than our principal executive officer) who were serving as executive officers at the end of Fiscal 2020. Our NEOs for Fiscal 2020 were:

•	Michael Osanloo, our President and Chief Executive Officer;

•	Jill Waite, our Chief Human Resource Officer; and

•	Sherri Abruscato, our Chief Development and Supply Chain Officer.

Summary Compensation Table

The following table sets forth certain information regarding the total compensation awarded to, earned by or paid to our named executive officers in respect of Fiscal 2020.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock awards ($)	Option awards ($)	Nonequity incentive plan compensation ($)(2)	Nonqualified deferred compensation earnings ($)	All other compensation ($)(3)	Total ($)
Michael Osanloo, President and Chief Executive Officer	2020	769,038	77,250	—	—	672,075	—	48,431	1,566,794
Jill Waite, Chief Human Resource Officer	2020	365,331	18,315	—	—	159,341	—	40,493	583,480
Sherri Abruscato, Chief Development and Supply Chain Officer	2020	374,265	18,798	—	—	163,538	—	13,108	569,709

(1)	The 2020 base salary amounts represent the amount earned during Fiscal 2020.
(2)	Represents performance-based amounts earned in Fiscal 2020 under the 2020 Bonus Program as described below.
(3)	Payments to our NEOs included in the “All other compensation” column include the following:

Name	Commuter benefits ($)	Cell phone stipend ($)	Health insurance ($)	Ayco investment ($)	401(k) match ($)	Total ($)
Michael Osanloo	2,644	660	29,627	13,000	2,500	48,431
Jill Waite	5,984	660	20,849	13,000	—	40,493
Sherri Abruscato	—	660	9,948	—	2,500	13,108

Compensation Philosophy

Portillo’s provides a total compensation package that is competitive with the larger industry in which we operate and compete for talent, with total compensation that rewards executives for individual performance and company results. In Fiscal 2020, we primarily compensated our NEOs through a combination of base salary and annual cash incentive awards. Generally, we may grant option awards to our executive officers upon hire or promotion. Our NEOs are also entitled to certain other benefits, subject to their enrollment, including a 401(k) plan with matching contributions, deferral of compensation through the Executive Nonqualified Excess Plan as described under “Employee Benefit Plans” below, access to certain investment advice and tax return preparation through Ayco Personal Financial Management as described under “Other Benefits and Perquisites,” and medical, dental, vision, life, accidental death and dismemberment, short-term disability and long-term disability insurance.

Cash Compensation

Base Salary

We pay base salaries to provide executives with a secure, fixed base of cash compensation in recognition of individual responsibilities and job performance. Current salaries are based on market conditions and experience of the executive. Annual salary increases are based on personal performance and accomplishments, with discretion for final approval residing with the Compensation Committee.

Future salary levels will be established after a comparative analysis of base salaries for similar positions among the market data set provided by our independent compensation consultant and upon approval from the Compensation Committee. Likewise, annual merit-based salary increases will be determined after a comparative analysis of base salaries for similar positions among the market data set provided by our independent compensation consultant and upon approval from the Compensation Committee.

Nonequity Incentive Plan Pay

In Fiscal 2020, we awarded annual cash incentive opportunities to each of our NEOs under the Executive Discretionary Bonus Plan (the “2020 Bonus Program”), which is a key component of our total rewards philosophy that seeks to pay executives a total compensation package that is competitive with the larger industry in which we operate and compete for talent, with total compensation that rewards executives for individual performance and company results. The 2020 Bonus Program is designed to motivate and drive executives to achieve company results by linking performance-based annual cash incentives, up to a pre-established maximum amount, to the achievement of specified performance targets. We believe that the executive discretionary bonus plan encourages, reinforces and rewards delivery of stockholder value by linking annual cash awards with the achievement of quantifiable performance measures.

For Fiscal 2020, performance under the 2020 Bonus Program, payable in March 2021, was measured based on the Company’s growth in Adjusted EBITDA. Mr. Osanloo’s performance target payments for Fiscal 2020 were 100% of his base salary. Ms. Waite’s performance target payments for Fiscal 2020 were 50% of her base salary. Ms. Abruscato’s performance target payments for Fiscal 2020 were 50% of her base salary. Based on growth in Adjusted EBITDA in Fiscal 2020, our Compensation Committee approved an 87% bonus payment, plus an additional 10% discretionary bonus payment in recognition of the performance of the Company throughout the COVID-19 pandemic, with the following payments to our NEOs included in the “Bonus” and “Non-Equity Incentive Plan Compensation.”

Unit-Based Compensation

To balance incentives to achieve both short-term and long-term success, upon hire or promotion our executive officers receive unit option grants under the 2014 Plan, but no awards were made in Fiscal 2020. For each executive, the unit option grants were equally divided between (i) options subject to time-based vesting, and (ii) options subject to both time-based and performance based vesting.

The time-based vesting options vest in general, in equal annual installments over a 5-year period and have a ten-year term from the date of the grant. The options subject to both time-based and performance-based vesting have a ten-year term from the date of the grant and vest, in general, in equal annual installments over a 5-year period from the date of grant, subject to acceleration in the event of a sale transaction, and have a performance condition that is satisfied to the extent Berkshire achieves a specified internal rate of return and a minimum multiple of its invested capital. We believe that long-term unit-based compensation, provided in the form of time-based and time and performance-based vesting, provides direct alignment between the interest of our executives and stockholders and helps to ensure long-term retention of key executive talent. No further options will be issued under the 2014 Plan after this offering.

In connection with the offering, we will be establishing the 2021 Plan to ensure that we continue to align short-term and long-term goals and to reward our executives for continuing to create value for our shareholders.

Employment Arrangements

The following is a summary of the material terms of the employment arrangements that we have with Mr. Osanloo and Ms. Abruscato. Ms. Waite does not have an employment agreement. The Company generally does not have any other employment agreements or change in control agreements for its executive officers.

Michael Osanloo

The Company entered into an employment agreement with Michael Osanloo (the “Osanloo Employment Agreement”) on August 3, 2018, upon his joining the Company. The Osanloo Employment Agreement provides for a 3-year initial term and renews year-to -year thereafter. The Osanloo Employment Agreement further provides for a base salary of $750,000 as well as annual incentive cash compensation with an annual target equal to 100% of base salary, up to a maximum of 150% (subsequently increased to 200%) of base salary, a signing bonus of $200,000 which was paid within 30 days of Mr. Osanloo’s start date and an award of 15,000,000 options issued under the 2014 Plan, split equally between options that are subject to time-vesting and time-vesting and performance-vesting. Mr. Osanloo was also provided the opportunity to invest up to $1,500,000 for the purchase of Class A common units of the Company, at the then fair market value. In the event of termination by the Company without cause, by Mr. Osanloo for good reason or upon the Company’s non-renewal of the term, Mr. Osanloo is entitled to: (i) base salary continuation for 18 months, (ii) pro-rata annual cash bonus based on actual performance for the year of termination, and (iii) payment of COBRA premiums for a period of 18 months.

Sherri Abruscato

The Company entered into an employment agreement with Ms. Abruscato (the “Abruscato Employment Agreement”) on August 1, 2014, when the original founder of the Company sold to Berkshire Partners. The Abruscato Employment Agreement provides for a 3-year initial term and renews year-to -year thereafter. The Abruscato Employment Agreement further provides for a base salary of $325,000 as well as annual incentive cash compensation with an annual target equal to 50% of base salary. The Abruscato Employment Agreement further provided that Ms. Abruscato would be eligible to participate in an incentive equity plan, upon adoption of such a plan and approval of the award by the Board. In the event of termination by the Company without cause, by Ms. Abruscato for good reason or upon the Company’s non-renewal of the term, Ms. Abruscato is entitled to base salary continuation for 12 months.

Executive Nonqualified Excess Plan

Portillo’s approved the Executive Nonqualified Excess Plan in February 2016 to provide a means by which certain management employees may elect to defer receipt of current compensation to provide for retirement, and also have access to Ayco Personal Financial Management to provide certain investment advice and services as well as tax return preparation. This plan is an unfunded nonqualified deferred compensation plan, in compliance with Section 409A of the Internal Revenue Code. This plan includes certain Qualifying Distribution Events, including separation from service and change in control provisions, with payment in accordance with the elections made by the participant. A participant is fully vested in the portion of his or her deferred amounts and the income, gains and losses attributable thereto.

In Fiscal 2020, Mr. Osanloo and Ms. Waite took advantage of this perquisite.

Other Benefits and Perquisites

Our NEOs participate in the same 401(k) retirement plan as the rest of our team members.

Our NEOs participate in the same medical benefit plans generally available to our management team members. These benefit plans include health insurance, dental and vision coverage, life insurance and disability coverage. The NEOs receive the same coverage as the rest of our management team members, as well as full coverage of the premium-equivalent. The NEOs also may elect to participate in our medical and dependent care flexible spending plan, on the same terms and conditions as other team members.

We also provide for limited perquisites such as automobiles to the extent that an executive’s job requires the use of a vehicle, and a stipend for cell phone usage. In addition, we make available to our employees, including the NEOs, the ability to dine at our restaurants a limited number of times each year for free or at a discount.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information with respect to outstanding equity awards held by our named executive officers as of Fiscal 2020.

	Option Awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)(1)	Option exercise price ($)	Option expiration date
Michael Osanloo	3,000,000	4,500,000	7,500,000	$0.69	10/1/2028
Jill Waite	165,000	660,000	825,000	$0.58	8/7/2029
Sherri Abruscato	815,200	—	—	$0.74	12/10/2024
	1,222,800	—	2,038,000	$0.45	12/10/2024

(1)

Represents unvested options outstanding as of Fiscal 2020. For each NEO, the stock options were equally divided into time-based vesting and time and performance-based vesting. The awards vest ratable over the requisite service period, which is generally five years and are generally exercisable within a 10-year period from the date of the grant.

Potential Payments Upon Termination

The employment agreements with Mr. Osanloo and Ms. Abruscato provide for certain potential payments upon termination. A description of these potential payments is included in the summaries of the Osanloo Employment Agreement and the Abruscato Employment Agreement in the Employment Arrangements section above. There are no arrangements pursuant to which payments are triggered upon a change in control.

Director Compensation

Any director who is an employee receives no additional compensation for services as a director or as a member of a committee of our Board. In connection with this offering, we expect that our Compensation Committee and Board will establish a non-employee director compensation program. For Fiscal 2020, our director compensation consisted of cash fees or option awards under the 2014 Plan, depending on each director’s individual compensation arrangement(s) as described in the footnotes to the table below. The following table sets forth information concerning the compensation of our non-employee directors for Fiscal 2020. Directors that are affiliated with Berkshire do not receive compensation from the Company for their service as a director. Compensation information for Mr. Osanloo is included under “Summary Compensation Table” above.

Name	Fees earned or paid in cash ($)	Option awards ($)(1)	All other compensation ($)	Total ($)
Michael A. Miles	$250,000	—	—	$250,000
Ann Bordelon(2)	$27,500	$94,412	—	$121,912
Noah Glass	$50,000	—	—	$50,000
Gerard J. Hart	$50,000	—	—	$50,000
Joshua A. Lutzker	—	—	—	—
Richard K. Lubin	—	—	—	—
Dolfe Berle(3)	$25,000	—	—	$25,000

(1)

Represents aggregate grant-date fair value determined in accordance with the requirements of Financial Accounting Standards Board Accounting Standards Codification Topic 718, “Compensation - Stock Compensation” (“ASC 718”). Each of our directors has the following number of stock options outstanding: Mr. Miles received 4,094,527 Class A unit options at the then market value of $0.68, with a four-year time only vesting period.

(2)	Ms. Bordelon was granted an option award upon her commencement of service as a director of the Company in May 2020. Represents director fees prorated since her start date.
(3)	Mr. Berle resigned as a director on March 16, 2020. Represents director fees earned through such date.

Directors are also provided an opportunity to invest up to $500,000 in Class A units at the fair market value in place at time of purchase. Mr. Miles, as Chairperson of the Board, receives an annual retainer of $250,000, payable monthly in arrears, along with reimbursement of reasonable direct out of pocket travel expenses incurred as a result of his service as Chairperson. Other independent directors, received an annual $50,000 retainer, paid pro rata during their first year of service, as well as a stock grant in connection with commencing service as a director, split equally divided into time-based vesting and time and performance-based vesting option awards. The awards vest ratable over the requisite service period, which is generally five years and are generally exercisable within a 10-year period from the date of the grant.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of                 , 2021 (i) as adjusted to give effect to the Reorganization Transactions, but prior to this offering, and (ii) as adjusted to give effect to the Reorganization Transactions and this offering by:

•	each person or group whom we know to own beneficially more than 5% of our common stock;

•	each of the directors and named executive officers individually; and

•	all directors and executive officers as a group.

The numbers of shares of common stock beneficially owned, percentages of beneficial ownership and percentages of combined voting power before this offering that are set forth below are based on the number of shares of Class A common stock and Class B common stock to be issued and outstanding prior to this offering after giving effect to the Reorganization Transactions. See “Organizational Structure.” The numbers of shares of common stock beneficially owned, percentages of beneficial ownership and percentages of combined voting power after this offering that are set forth below are based on the number of shares of Class A common stock and Class B common stock to be issued and outstanding immediately after this offering.

In connection with this offering, we will issue to each Continuing Pre-IPO LLC Member one share of Class B common stock for each LLC Unit such Continuing Pre-IPO LLC Member beneficially owns immediately prior to the consummation of this offering, The number of shares of Class A common stock listed in the table below represents the Class A common stock that will be issued in connection with this offering and the shares of Class A common stock that were issued to the Reorganization Parties in connection with the Mergers.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of                 , 2021. The number of shares of Class A common stock outstanding after this offering includes shares of common stock being offered for sale by us in this offering and the shares of Class A common stock that were issued to the Reorganization Parties in connection with the Mergers. Unless otherwise indicated, the address for each listed stockholder is: c/o Portillo’s Inc., 2001 Spring Road, Suite 400, Oak Brook, Illinois 60523. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

	Class A common stock Beneficially Owned						Class B Common Stock Beneficially Owned
	Shares of Class A common stock beneficially owned before this offering		Shares of Class A common stock beneficially owned after this offering (assuming no exercise of the option to purchase additional shares)		Shares of Class A common stock beneficially owned after this offering (assuming full exercise of the option to purchase additional shares)		Shares of Class B common stock beneficially owned before this offering		Shares of Class B common stock beneficially owned after this offering (assuming no exercise of the option to purchase additional shares)		Shares of Class B common stock beneficially owned after this offering (assuming full exercise of the option to purchase additional shares)
Name and address of beneficial owner	Number of shares	Percentage of shares	Number of shares	Number of shares	Percentage of shares	Number of shares	Percentage of shares	Number of shares	Percentage of shares	Percentage of shares	Number of shares	Percentage of shares
5% stock-holders:
Funds managed by Berkshire
Named executive officers and directors
Michael Osanloo
Jill Waite
Sherri Abruscato
Michael A. Miles, Jr.
Ann Bordelon
Noah Glass
Gerard J. Hart
Richard K. Lubin
Joshua A. Lutzker

All directors and executive officers as a group (9 persons)

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years or currently proposed, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a party other than compensation arrangements, which are described where required under “Management—Board Structure” and “Executive and Director Compensation.”

Employment Arrangements

We have entered into offer letters and employee agreements with our executive officers that, among other things, provide for certain compensation and benefits, including severance benefits. For a description of these agreements with our named executive officers, see the section titled “Executive and Director Compensation—Employment Arrangements.”

We have also granted unit options to our executive officers and certain of our directors. For a description of these equity awards, see the section titled “Executive and Director Compensation.”

We previously issued 1,449,275 LLC units to our Chief Executive Officer and President for a stock subscription receivable of $1.0 million. As of December 27, 2020 and December 29, 2019, the Company had $0.5 million and $0.7 million recorded as subscription receivable, respectively. We expect to terminate this arrangement prior to the first public filing of the registration statement to which this prospectus forms a part.

Reorganization Agreement

In connection with the Reorganization Transactions, we will enter into a reorganization agreement and related agreements with Portillo’s OpCo and each of the Pre-IPO LLC Members, which will effect the Reorganization Transactions.

The table below sets forth the consideration in LLC Units and Class B common stock to be received by our directors, officers and 5% equity holders in the Reorganization Transactions:

Class B Common Stock and LLC Units to Be Issued in the Reorganization Transactions
Name	Number
Funds managed by Berkshire

The consideration set forth above and otherwise to be received in the Reorganization Transactions is subject to adjustment based on the final public offering price of our Class A common stock in this offering.

Amended Portillo’s OpCo Agreement

In connection with the Reorganization Transactions, Portillo’s Inc., Portillo’s OpCo and each of the Continuing Pre-IPO LLC Members will enter into the Amended LLC Agreement. Following the Reorganization

Transactions, and in accordance with the terms of the Amended LLC Agreement, we will operate our business through Portillo’s OpCo. Pursuant to the terms of the Amended LLC Agreement, so long as the Continuing Pre-IPO LLC Members continue to own any LLC Units or securities redeemable or exchangeable into shares of our Class A common stock, we will not, without the prior written consent of such holders, engage in any business activity other than the management and ownership of Portillo’s OpCo or own any assets other than securities of Portillo’s OpCo and/or any cash or other property or assets distributed by or otherwise received from Portillo’s OpCo, unless we determine in good faith that such actions or ownership are in the best interest of Portillo’s OpCo.

As the sole managing member of Portillo’s OpCo, we will have control over all of the affairs and decision making of Portillo’s OpCo. As such, through our officers and directors, we will be responsible for all operational and administrative decisions of Portillo’s OpCo and the day-to-day management of Portillo’s OpCo’s business. We will fund any dividends to our stockholders by causing Portillo’s OpCo to make distributions to the holders of LLC Units and us, subject to the limitations imposed by our debt agreements. See “Dividend Policy.”

The holders of LLC Units will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Portillo’s OpCo. The Amended LLC Agreement will provide for pro rata cash distributions to the holders of LLC Units for purposes of funding their tax obligations in respect of the taxable income of Portillo’s OpCo that is allocated to them. Generally, these tax distributions will be computed based on our estimate of the net taxable income of Portillo’s OpCo allocated to the holder of LLC Units that receives the greatest proportionate allocation of income multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporation residing in New York, New York, whichever is higher. As a result of (i) potential differences in the amount of taxable income allocable to us and the other LLC Unit holders, (ii) the lower tax rate applicable to corporations than individuals and (iii) the use of an assumed tax rate in calculating Portillo’s OpCo’s distribution obligations, we may receive tax distributions significantly in excess of our tax liabilities and obligations to make payments under the Tax Receivable Agreement.

Except as otherwise determined by us, if at any time we issue a share of our Class A common stock, the net proceeds received by us with respect to such share, if any, shall be concurrently invested in Portillo’s OpCo and Portillo’s OpCo shall issue to us one LLC Unit, unless such share was issued by us solely to fund the purchase of an LLC Unit from a holder of LLC Units (upon an election by us to exchange such LLC Unit in lieu of redemption following a redemption request by such holder of LLC Units), in which case such net proceeds shall instead be transferred to the selling holder of LLC Units as consideration for such purchase, and Portillo’s OpCo will not issue an additional LLC Unit to us. Similarly, except as otherwise determined by us, (i) Portillo’s OpCo will not issue any additional LLC Units to us unless we issue or sell an equal number of shares of our Class A common stock and (ii) should Portillo’s OpCo issue any additional LLC Units to the Continuing Pre-IPO LLC Members or any other person, we will issue an equal number of shares of our Class B common stock to such Continuing Pre-IPO LLC Members or any other person. Conversely, if at any time any shares of our Class A common stock are redeemed, purchased or otherwise acquired by us, Portillo’s OpCo will redeem, purchase or otherwise acquire an equal number of LLC Units held by us, upon the same terms and for the same price per security, as the shares of our Class A common stock are redeemed, purchased or otherwise acquired. In addition, Portillo’s OpCo will not effect any subdivision (by any unit split, unit distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse unit split, reclassification, reorganization, recapitalization or otherwise) of the LLC Units unless it is accompanied by a substantively identical subdivision or combination, as applicable, of each class of our common stock, and we will not effect any subdivision or combination of any class of our common stock unless it is accompanied by a substantively identical subdivision or combination, as applicable, of the LLC Units.

Under the Amended LLC Agreement, the holders of LLC Units (other than us) will have the right, from and after the completion of this offering (subject to the terms of the Amended LLC Agreement), to require Portillo’s OpCo to redeem all or a portion of their LLC Units for, at our election, newly-issued shares of Class A common stock on a one-for-one basis or a cash payment equal to the volume weighted average market price of one share of our Class A common stock for each LLC Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications). If we decide to make a cash payment, the holder of an LLC Unit has the option to rescind its redemption request within a specified time period. Upon the exercise of the redemption right, the redeeming member will surrender its LLC Units to Portillo’s OpCo for cancellation. The Amended LLC Agreement requires that we contribute cash or shares of our Class A common stock to Portillo’s OpCo in exchange for an amount of newly-issued LLC Units in Portillo’s OpCo equal to the number of LLC Units redeemed from the holders of LLC Units. Portillo’s OpCo will then distribute the cash or shares of our Class A common stock to such holder of an LLC Unit to complete the redemption. In the event of a redemption request by a holder of an LLC Unit, we may, at our option, effect a direct exchange of cash or Class A common stock for LLC Units in lieu of such a redemption. Whether by redemption or exchange, we are obligated to ensure that at all times the number of LLC Units that we own equals the number of shares of Class A common stock issued by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities). Shares of Class B common stock will be canceled on a one-for-one basis if we, following a redemption request of a holder of an LLC Unit, redeem or exchange LLC Units of such holder of an LLC Unit pursuant to the terms of the Amended LLC Agreement.

The Amended LLC Agreement will provide that, in the event that a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to our Class A common stock is proposed by us or our stockholders and approved by our Board or is otherwise consented to or approved by our Board, the holders of LLC Units will be permitted to participate in such offer by delivery of a notice of redemption or exchange that is effective immediately prior to the consummation of such offer. In the case of any such offer proposed by us, we are obligated to use our reasonable best efforts to enable and permit the holders of LLC Units to participate in such offer to the same extent or on an economically equivalent basis as the holders of shares of our Class A common stock without discrimination. In addition, we are obligated to use our reasonable best efforts to ensure that the holders of LLC Units may participate in each such offer without being required to redeem or exchange LLC Units.

The Amended LLC Agreement will provide that, except for transfers to us as provided above or to certain permitted transferees, the LLC Units and corresponding shares of Class B common stock may not be sold, transferred or otherwise disposed of.

Subject to certain exceptions, Portillo’s OpCo will indemnify all of its members and their officers and other related parties, against all losses or expenses arising from claims or other legal proceedings in which such person (in its capacity as such) may be involved or become subject to in connection with Portillo’s OpCo’s business or affairs or the Amended LLC Agreement or any related document.

Portillo’s OpCo may be dissolved upon (i) the determination by us to dissolve Portillo’s OpCo or (ii) any other event which would cause the dissolution of Portillo’s OpCo under the Delaware Limited Liability Company Act, unless Portillo’s OpCo is continued in accordance with the Delaware Limited Liability Company Act. Upon dissolution, Portillo’s OpCo will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including creditors who are members or affiliates of members) in satisfaction of all of Portillo’s OpCo’s liabilities (whether by payment or by making reasonable provision for payment of such liabilities, including the setting up of any reasonably necessary reserves) and (b) second, to the members in proportion to their vested LLC Units.

Tax Receivable Agreement

As described under “Organizational Structure,” we will acquire certain favorable tax attributes from the Blocker Companies in the Mergers and a share of the existing tax basis of the assets of Portillo’s OpCo in this offering. In addition, future redemptions or exchanges by Continuing Pre-IPO LLC Members of LLC Units for shares of our Class A common stock or cash are expected to result in favorable tax attributes for us. These tax attributes would not be available to us in the absence of those transactions and are expected to reduce the amount of tax that we would otherwise be required to pay in the future.

Upon the completion of this offering, we will be a party to a Tax Receivable Agreement with the TRA Parties. Under the Tax Receivable Agreement, we generally will be required to pay to the TRA Parties, in the aggregate, 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize, or in certain circumstances are deemed to realize, as a result of (i) our allocable share of existing tax basis acquired in this offering, (ii) certain favorable tax attributes we will acquire from the Blocker Companies in the Mergers (including net operating losses and the Blocker Companies’ allocable share of existing tax basis), (iii) increases in our allocable share of existing tax basis and tax basis adjustments resulting from future redemptions or exchanges of LLC Units by Continuing Pre-IPO LLC Members for cash or Class A common stock and (iv) certain payments made under the Tax Receivable Agreement. Portillo’s OpCo intends to have in effect an election under Section 754 of the Internal Revenue Code of 1986, as amended, effective for each taxable year in which a redemption or exchange (including deemed exchange) of LLC Units for Class A common stock or cash occurs. The payment obligations under the Tax Receivable Agreement are our obligations and not the obligations of Portillo’s OpCo.

We expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. The tax attributes available to us as a result of the Mergers and our allocable share of existing tax basis are expected to result in tax savings of approximately $         million. We would be required to pay the TRA Parties approximately 85% of such amount, or $         million, over the 15-year period from the date of the completion of this offering. Further, assuming no material changes in relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings associated with all tax attributes described above would aggregate to approximately $         million over 15 years from the date of the completion of this offering, based on an assumed initial public offering price of $         per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus and assuming all future redemptions or exchanges would occur on the date of this offering. Under this scenario, we would be required to pay the TRA Parties approximately 85% of such amount, or $         million, over the 15-year period from the date of the completion of this offering. The actual amounts we will be required to pay may materially differ from these hypothetical amounts, because potential future tax savings that we will actually realize or be deemed to realize, and the Tax Receivable Agreement payments made by us, will be calculated based in part on the market value of our Class A common stock at the time of each redemption or exchange of an LLC Unit for cash or a share of Class A common stock and the prevailing applicable federal tax rate (plus the assumed combined state and local tax rate) applicable to us over the life of the Tax Receivable Agreement and will depend on our generating sufficient taxable income to realize the tax benefits that are subject to the Tax Receivable Agreement. Payments under the Tax Receivable Agreement are not conditioned on our existing owners’ continued ownership of us after this offering.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions we determine, and the IRS or another taxing authority may challenge all or a part of the existing tax basis, deductions, tax basis increases, net operating losses or other tax attributes subject to the Tax Receivable Agreement, and a court could sustain such challenge. Payments we will be required to make under the Tax Receivable Agreement generally will not be reduced as a result of any taxes imposed on us, Portillo’s OpCo or any direct or indirect subsidiary thereof that are attributable to a tax period (or portion thereof) ending on or before the Mergers or the date of the completion of this offering. Further, the TRA Parties will not reimburse us for any payments previously made if such tax attributes are subsequently disallowed, except that any excess payments made to a TRA Party will be netted against future payments otherwise to be made to such TRA Party under the Tax Receivable Agreement, if any, after our determination of such excess. In addition, the actual state or local tax savings we may realize may be different than the amount of such tax savings we are deemed to realize under the Tax Receivable Agreement, which will be based on an assumed combined state and local tax rate applied to our reduction in taxable income as determined for U.S. federal income tax purposes as a result of the tax attributes subject to the Tax Receivable Agreement. In both such circumstances, we could make payments to the TRA Parties that are greater than our actual cash tax savings and we may not be able to recoup those payments, which could negatively impact our liquidity. The Tax Receivable Agreement provides that (1) in the event that we breach any of our material obligations under the Tax Receivable Agreement, (2) upon certain changes of control or (3) if, at any time, we elect an early termination of the Tax Receivable Agreement, our obligations under the Tax Receivable Agreement (with respect to all LLC Units, whether or not LLC Units have been exchanged or acquired before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the Tax Receivable Agreement. The change of control provisions in the Tax Receivable Agreement may result in situations where the TRA Parties have interests that differ from or are in addition to those of our other stockholders.

Finally, because we are a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreement depends on the ability of Portillo’s OpCo to make distributions to us. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement, which could negatively impact our results of operations and could also affect our liquidity in periods in which such payments are made.

Registration Rights Agreement

Prior to the consummation of this offering, we intend to enter into a registration rights agreement with certain of the Pre-IPO LLC Members.

Receivables

As of December 27, 2020 and December 29, 2019, the related parties’ receivables consisted of a receivable balance due from C&O, which Portillo’s OpCo has a 50% interest in, of $0.2 million and $0.4 million, respectively, which is included in accounts receivable in the consolidated balance sheets.

Olo

A member of our Board is the founder and CEO of Mobo Systems, Inc. (also known as “Olo”), a platform Portillo’s OpCo uses in connection with its mobile ordering application and delivery. Portillo’s OpCo incurred $1.2 million in net Olo-related costs for the year ended December 27, 2020. Of these expenses, $0.7 million were included in cost of goods sold, excluding depreciation and amortization and $0.5 million were included in operating expenses in the consolidated statements of operations. Portillo’s OpCo incurred $1.0 million in net Olo-related costs for the year ended December 29, 2019. Of these expenses, $0.7 million were included in cost of goods sold, excluding depreciation and amortization and $0.3 million were included in operating expenses in the consolidated statements of operations. As of December 27, 2020 and December 29, 2019, $0.2 million and $0.3 million respectively were payable to Olo and were included in accounts payable in the consolidated balance sheets.

Consulting Agreement

Portillo’s OpCo leases 21 real properties from Richard Portillo through his ownership of Richport Property, LLC, pursuant to a sale-leaseback transaction completed in late 2014. Mr. Portillo was the former President, CEO and owner of Portillo’s OpCo, as comprised at the date of the Berkshire Acquisition. Portillo’s OpCo made $7.1 million in rental payments related to the aforementioned 21 locations, during each of the years ended December 27, 2020 and December 29, 2019, respectively. Mr. Portillo currently serves as a consultant under an agreement with Portillo’s Holdings, LLC (the “Consulting Agreement”). On August 1, 2019, the

Consulting Agreement was extended through July 2021. Under the terms of the Consulting Agreement, $2.0 million is paid annually for various consulting services, which is included in general and administrative expenses in the consolidated statements of operations.

Related Party Transactions Policies and Procedures

Upon the completion of this offering, we will adopt a written Related Person Transaction Policy (the “Policy”), which will set forth our policy with respect to the review, approval, ratification and disclosure of all related person transactions by our Audit Committee. In accordance with the policy, our Audit Committee will have overall responsibility for implementation of and compliance with the policy.

For purposes of the Policy, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeded, exceeds or will exceed $120,000 and in which any related person (as defined in the Policy) had, has or will have a direct or indirect material interest. A “related person transaction” does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship that has been reviewed and approved by our Board.

The Policy will require that notice of a proposed related person transaction be provided to our legal department prior to entry into such transaction. If our legal department determines that such transaction is a related person transaction, the proposed transaction will be submitted to our Audit Committee for consideration at its next meeting. Under the Policy, our Audit Committee may approve only those related person transactions that are in, or not inconsistent with, our best interests. In the event that we become aware of a related person transaction that has not been previously reviewed, approved or ratified under the Policy and that is ongoing or is completed, the transaction will be submitted to the Audit Committee so that it may determine whether to ratify, rescind or terminate the related person transaction.

The Policy will also provide that the Audit Committee review certain previously approved or ratified related person transactions that are ongoing to determine whether the related person transaction remains in our best interests and the best interests of our stockholders. Additionally, we will make periodic inquiries of directors and executive officers with respect to any potential related person transaction of which they may be a party or of which they may be aware.

DESCRIPTION OF MATERIAL INDEBTEDNESS

Credit Facilities

First Lien Credit Facilities

On August 1, 2014, Portillo’s Holdings, LLC, a Delaware limited liability company (the “Borrower”), entered into a first lien credit agreement (the “First Lien Credit Agreement”), among the Borrower, PHD Intermediate LLC, a Delaware limited liability company (“Holdings”), UBS AG, Stamford Branch, as administrative agent and collateral agent (the “First Lien Administrative Agent”), and the lenders from time to time party thereto, pursuant to which the lenders party thereto agreed to provide secured credit facilities, consisting of (i) an initial term loan facility in an original principal amount equal to $335.0 million (the “Initial First Lien Term B Loans”) and (ii) a revolving credit facility in an original principal amount equal to $30.0 million, including a letter of credit sub-facility with a $7.5 million sublimit (the “Revolving Facility” and the loans thereunder, the “Revolving Loans”). On October 25, 2016, the Borrower entered into a first amendment to the First Lien Credit Agreement (the “First Amendment to First Lien Credit Agreement”), pursuant to which the lenders party thereto agreed to add additional term loans in a principal amount equal to $71.0 million (the “First Lien Term B-2 Loans”). On May 18, 2018, the Borrower entered into a second amendment to the First Lien Credit Agreement pursuant to which the maturity date of the revolving loan commitments was extended. On December 6, 2019, the Borrower entered into a third amendment to the First Lien Credit Agreement (the “Third Amendment to First Lien Credit Agreement”), pursuant to which (i) the lenders party thereto agreed to increase the aggregate commitments with respect to the Revolving Facility to $50.0 million and (ii) the Initial First Lien Term B Loans and the First Lien Term B-2 Loans were either repaid or converted into a single tranche of term loans (the “First Lien Term B-3 Loans,” and together with the Revolving Facility, the “First Lien Credit Facilities”).

Second Lien Credit Facility

On August 1, 2014, the Borrower entered into a second lien credit agreement (the “Second Lien Credit Agreement” and together with the First Lien Credit Agreement, the “Credit Agreements”), among the Borrower, Holdings, UBS AG, Stamford Branch, as administrative agent and collateral agent (the “Second Lien Administrative Agent” and together with the First Lien Administrative Agent, the “Administrative Agent”), and the lenders from time to time party thereto, pursuant to which the lenders party thereto agreed to provide a secured credit facility, consisting of an initial term loan facility (the related term loans, the “Initial Second Lien Term B Loans”) in an original principal amount equal to $80.0 million. On October 25, 2016, the Borrower entered into a first amendment to the Second Lien Credit Agreement (the “First Amendment to Second Lien Credit Agreement”), pursuant to which the lenders party thereto agreed to lend additional term loans in a principal amount equal to $25.0 million (the “Second Lien Term B-2 Loans”). On December 6, 2019, the Borrower entered into a second amendment to the Second Lien Credit Agreement (the “Second Amendment to Second Lien Credit Agreement”), pursuant to which the Initial Second Lien Term B Loans and the Second Lien Term B-2 Loans were either repaid or converted into a single tranche of term loans and the lenders agreed to provide additional term loans (the “Second Lien Term B-3 Loans,” the loans collectively, the “Second Lien Credit Facility” and together with the First Lien Credit Facilities, the “Credit Facilities”).

Interest Rate and Fees

Borrowings under the Credit Facilities bear interest, at the Borrower’s option, at a rate per annum equal to either (a)(i) an adjusted London interbank offered rate (the “Eurocurrency Rate”); provided that in no event will the Eurocurrency Rate, (A) in the case of the First Lien Credit Facilities, be less than 1.00% and (B) in the case of the Second Lien Credit Facility, be less than 1.25% plus (ii) the applicable Eurocurrency Rate spread or (b)(i) the base rate (“Base Rate”) plus (ii) the applicable Base Rate spread. Base Rate is a floating rate per annum equal to the highest of (i) the federal funds effective rate plus 0.50%, (ii) to rate of interest in effect for such day as the Administrative Agent’s “prime rate,” and (iii) the Eurocurrency Rate for a 1-month interest period on such day plus 1.00%; provided that in no event will the Base Rate (i) in the case of the First Lien Credit Facilities, be less than 2.00% and (ii) in the case of the Second Lien Credit Facility, be less than 2.25%.

First Lien Credit Facilities

With respect to the First Lien Term B-3 Loans, the applicable spread for (i) any loans using the Eurocurrency Rate is 5.50% and (ii) any loans using the Base Rate is 4.50%.

The applicable Eurocurrency Rate spread and Base Rate spread for Revolving Loans and letters of credit and the commitment fee for the amount of unused commitments under the Revolving Facility will be calculated based upon the first lien net leverage ratio of the Borrower and its restricted subsidiaries on a consolidated basis, as set forth below.

		Eurocurrency Rate spread	Base Rate spread
Pricing Level	Consolidated First Lien Net Leverage Ratio	Revolving Loans and Letters of Credit	Revolving Loans	Commitment Fee Rate
1	>4.25:1.00	3.75%	2.75%	0.500%
2	≤4.25:1.00 and >3.75:1.00	3.50%	2.50%	0.375%
3	≤3.75:1.00	3.25%	2.25%	0.250%

The following fees are required to be paid under the First Lien Credit Facilities:

•

a participation fee to each revolving lender payable quarterly in arrears at a rate equal to the applicable Eurocurrency Rate for Revolving Loans multiplied by the daily face amount of such revolving lender’s letter of credit exposure;

•

a customary fronting fee to each issuing bank payable quarterly in arrears on the daily face amount of such issuing bank’s letter of credit exposure and such issuing bank’s standard fees with respect to the issuance, amendment, renewal or extension of letters of credit or processing of drawings thereunder; and

•	an annual administrative agency fee payable to the First Lien Administrative Agent.

Second Lien Credit Facility

The applicable spread for the Second Lien Term B-3 Loans using (i) the Eurocurrency Rate is 9.50% and (ii) the Base Rate is 8.50%. An annual administrative agency fee payable to the Second Lien Administrative Agent is required to be paid under the Second Lien Credit Facility.

Voluntary Prepayments

First Lien Credit Facilities

Subject to certain notice requirements, the Borrower may voluntarily prepay outstanding loans under the First Lien Credit Agreement in whole or in part without premium or penalty other than customary “breakage” costs with respect to Eurocurrency Rate loans.

Second Lien Credit Facility

Subject to certain notice requirements, the Borrower may voluntarily prepay outstanding loans under the Second Lien Credit Agreement in whole or in part (i) if prepayment is made prior to December 6, 2021, in an amount equal to 102% of the aggregate principal amount of the Second Lien Term B-3 Loans prepaid, (iii) if the prepayment is made prior to December 6, 2022, in an amount equal to 101% of the aggregate principal amount of Second Lien Term B-3 Loans prepaid and (ii) thereafter without premium or penalty, in either case, subject to customary “breakage” costs with respect to Eurocurrency Rate loans.

Amortization; Mandatory Prepayments; Final Maturity

First Lien Credit Facilities

The First Lien Term B-3 Loans amortize at an annual rate equal to 1.00% per annum, payable in equal quarterly installments of 0.25% of the original principal amount of the First Lien Term B-3 Loans. The Revolving Loans do not require amortization payments.

In addition, the First Lien Credit Agreement requires mandatory prepayments of the loans thereunder with:

•

50% of excess cash flow for each fiscal year, minus, at the Borrower’s option, the amount of any voluntary prepayment of loans under the First Lien Credit Facilities (in the case of any voluntary prepayment of Revolving Loans, to the extent accompanied by a permanent reduction of the related commitment), subject to other exceptions and subject to stepdowns to (i) 25% if the secured net leverage ratio is less than or equal to 5.50:00 and greater than 5.00:1.00 and (ii) 0% if the secured net leverage ratio is less than or equal to 5.00:1.00;

•	100% of the net cash proceeds of certain asset sales and/or insurance/condemnation events; and

•	100% of the net cash proceeds of any issuance or incurrence of debt that is not permitted by the First Lien Credit Agreement.

The maturity dates of the First Lien Term B-3 Loans and the Revolving Loans is September 6, 2024 and June 6, 2024, respectively.

Second Lien Credit Facility

The Second Lien Term B-3 Loans do not require amortization payments.

In addition, the Second Lien Credit Agreement requires mandatory prepayments of the loans thereunder in a manner consistent with the First Lien Credit Agreement, except no prepayment is required prior to the termination of the First Lien Credit Facilities.

The maturity date of the Second Lien Term B-3 Loans is December 6, 2024.

Guarantors

The obligations of the Borrower under the Credit Agreements are guaranteed by Holdings and each wholly-owned domestic subsidiary of the Borrower, subject to certain exceptions. Certain future-formed or acquired wholly owned domestic subsidiaries of the Borrower (subject to certain exceptions) will also be required to guarantee the obligations under each Credit Agreement.

Security

The obligations of the Borrower under the Credit Agreements are secured by (i) in the case of the First Lien Credit Agreement, first-priority security interests in substantially all of the assets of the Borrower and the guarantors and (ii) in the case of the Second Lien Credit Agreement, second-priority security interests in substantially all of the assets of the Borrower and the guarantors, in each case, subject to permitted liens and other exceptions.

Certain Covenants; Representations and Warranties

The Credit Agreements contain customary affirmative covenants (including reporting obligations) and negative covenants and require the Borrower to make customary representations and warranties. The negative covenants, among other things and subject to certain exceptions, limit the ability of the Borrower and certain of its subsidiaries to:

•	incur or guarantee additional indebtedness;

•	create liens;

•	pay dividends or make other distributions in respect of equity;

•	make payments in respect of subordinated debt;

•	enter into burdensome agreements with negative pledge clauses or restrictions on subsidiary distributions;

•	make investments, including acquisitions, loans, and advances;

•	consolidate, merge, liquidate, or dissolve;

•	sell, transfer, or otherwise dispose of assets;

•	engage in transactions with affiliates;

•	materially alter the business conducted by the Borrower and certain of its subsidiaries;

•	change the fiscal year of the Borrower; and

•	amend or otherwise change the terms of the documentation governing certain restricted debt.

Financial Covenant

The Revolving Facility includes a springing financial covenant that will be tested only if the revolving credit exposure exceeds 35% of the aggregate amount of revolving credit commitments as of the last day of any fiscal quarter (which calculation will exclude letter of credit obligations that have been cash collateralized or backstopped in full and obligations with respect to other letters of credit in an aggregate amount not to exceed $5.0 million). If such condition is met, the financial covenant requires the Borrower to maintain a ratio of consolidated first lien net debt to consolidated EBITDA (with certain adjustments) no greater than 6.50 to 1.00 on the last day of each of its four most recent fiscal quarters.

The First Lien Term B-3 Loans and the Second Lien Credit Facility do not include a financial covenant.

Events of Default

The Credit Agreements contain customary events of default, subject in certain circumstances to specified grace periods, thresholds and exceptions, including, among others, payment defaults, cross-defaults to certain material indebtedness, covenant defaults, material inaccuracy of representations and warranties, bankruptcy events, material judgments, material defects with respect to guarantees and collateral and change of control. If an event of default occurs, the lenders will be entitled to take various actions, including acceleration of the loans and termination of the commitments under the Credit Agreements, foreclosure on collateral and all other remedial actions available to a secured creditor. Bankruptcy events and the failure to pay certain amounts owing under the Credit Agreements may result in an increased interest rate equal to 2.00% per annum plus the applicable interest rate for such outstanding loans.

DESCRIPTION OF CAPITAL STOCK

In connection with this offering, we will amend and restate our certificate of incorporation and our bylaws. The following is a description of the material terms of, and is qualified in its entirety by, our certificate of incorporation and bylaws, each of which will be in effect upon the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part. Under “Description of Capital Stock,” “we,” “us,” “our” and “our company” refer to Portillo’s Inc.

General

Upon the consummation of this offering, our authorized capital stock will consist of                 shares of Class A common stock, par value $0.01 per share,                 shares of Class B common stock, par value $0.01, and                 shares of preferred stock, par value $         per share. Unless our Board determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common stock

Class A Common Stock

Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our Board out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

All shares of our Class A common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The Class A common stock will not be subject to further calls or assessments by us. The rights, powers and privileges of our Class A common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Class B Common Stock

Each share of Class B common stock will entitle its holder to one vote per share on all matters submitted to a vote of our stockholders. If at any time the ratio at which LLC Units are redeemable or exchangeable for shares of our Class A common stock changes from one-for-one as described under “Certain Relationships and Related Party Transactions—Amended Portillo’s OpCo Agreement,” the number of votes to which Class B common stockholders are entitled will be adjusted accordingly. The holders of our Class B common stock do not have cumulative voting rights in the election of directors.

Except for transfers to us pursuant to the Amended LLC Agreement or to certain permitted transferees, the LLC Units and corresponding shares of Class B common stock may not be sold, transferred or otherwise disposed of. Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote, except as otherwise required by law.

The Class B common stock is not entitled to economic interests in Portillo’s Inc. Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a liquidation or winding up of Portillo’s Inc. However, if Portillo’s OpCo makes distributions to Portillo’s Inc., the other holders of LLC Units, including the Continuing Pre-IPO LLC Members, will be entitled to receive distributions pro rata in accordance with the percentages of their respective LLC Units. The Class B common stock will not be subject to further calls or assessment by us.

Preferred Stock

No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Our certificate of incorporation will authorize our Board to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by holders of our common stock. Our Board will be able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our Board may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized share of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of our company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the shares of common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the                , which would apply so long as the shares of Class A common stock

remains listed on the                , require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of Class A common stock (we believe the position of the                 is that the calculation in this latter case treats as outstanding shares of Class A common stock issuable upon redemption or exchange of outstanding LLC Units not held by Portillo’s Inc.). These additional shares of Class A common stock may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our Board. See also “Dividend Policy.”

Stockholder Meetings

Our certificate of incorporation and our bylaws will provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our Board. Our certificate of incorporation will provide that, subject to any special rights of the holders as required by law, special meetings of the stockholders can only be called by the chairman of the Board, the chief executive officer or the president of the Company, at the request of holders of a majority of the total voting power of our outstanding shares of common stock, voting together as a single class. Except as described above, stockholders are not permitted to call a special meeting or to require the Board to call a special meeting. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Transferability, Redemption and Exchange

Under the Amended LLC Agreement, the holders of LLC Units will have the right, from and after the completion of this offering (subject to the terms of the Amended LLC Agreement), to require Portillo’s OpCo to redeem all or a portion of their LLC Units for, at our election, newly issued shares of Class A common stock on a one-for-one basis or a cash payment equal to the volume weighted average market price of one share of our Class A common stock for each LLC Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Amended LLC Agreement. Additionally, in the event of a redemption request by a holder of LLC Units, we may, at our election, effect a direct exchange of cash or Class A common stock for LLC Units in lieu of such a redemption. Shares of Class B common stock will be canceled on a one-for-one basis if we, following a redemption request of a holder of LLC Units, redeem or exchange LLC Units of such holder of LLC Units pursuant to the terms of the Amended LLC Agreement. See “Certain Relationships and Related Party Transactions—Amended Portillo’s OpCo Agreement.”

Except for transfers to us pursuant to the Amended LLC Agreement or to certain permitted transferees, the LLC Units and corresponding shares of Class B common stock may not be sold, transferred or otherwise disposed of.

Other Provisions

Neither the Class A common stock nor the Class B common stock has any preemptive or other subscription rights.

There will be no redemption, conversion or sinking fund provisions applicable to the Class A common stock or Class B common stock.

At such time when no LLC Units remain redeemable or exchangeable for shares of our Class A common stock, our Class B common stock will be canceled.

Anti-takeover Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that delay, defer or discourage transactions involving an actual or potential change in control of us or change in our management. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions will be designed to encourage persons seeking to acquire control of us to first negotiate with our Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they will also give our Board the power to discourage transactions that some stockholders may favor, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Accordingly, these provisions could adversely affect the price of our common stock.

Special Meetings of Stockholders

Our amended and restated bylaws will provide that special meetings of the stockholders may be called only upon the request of a majority of our Board, our Chair or upon the request of the Chief Executive Officer. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

Advance Notice of Nominations and Other Business

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board or a committee of our Board. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with the advance notice requirements of directors, which may be filled only by a vote of a majority of directors then in office, even though less than a quorum, and not by the stockholders. Our amended and restated bylaws will allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company.

Board of Directors and Related Provisions

Our amended and restated certificate of incorporation will provide that our Board consist of between          and          directors, who will be elected annually to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified.

The number of directors constituting our Board is determined from time to time by our Board. Our amended and restated certificate of incorporation will also provide that, subject to any rights of any preferred stock then outstanding, any director may be removed from office at any time with or without cause and only by the affirmative vote of the holders of a majority of the voting power of the shares entitled to vote for the election of directors, considered for this purpose as one class. In addition, our amended and restated certificate of incorporation will provide that any vacancy on the Board, including a vacancy that results from an increase in the number of directors, may be filled only by a majority of the directors then in office or by an affirmative vote of the sole remaining director. This provision, in conjunction with the provisions of our amended and restated certificate of incorporation authorizing our Board to fill vacancies on the Board, will prevent stockholders from filling the resulting vacancies with their own nominees.

No Stockholder Action by Written Consent

Our amended and restated certificate of incorporation will provide that after the time that our Sponsor and its affiliates collectively own less than 50% of our then outstanding common stock, subject to the rights of any holders of preferred stock to act by written consent instead of a meeting, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action.

Section 203 of the DGCL

Our amended and restated certificate of incorporation will provide that the provisions of Section 203 of the DGCL, which relate to business combinations with interested stockholders, do not apply to us. Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder (a stockholder who owns more than 15% of our common stock) for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as Board approval of the business combination or the transaction that resulted in such stockholder becoming an interested stockholder. These provisions will apply even if the business combination could be considered beneficial by some stockholders. Our amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203 of the DGCL, but such provisions will not apply to our Sponsor and its affiliates. Although we have elected to opt out of the statute’s provisions, we could elect to be subject to Section 203 in the future.

Amendment to Bylaws and Certificate of Incorporation

Any amendment to our amended and restated certificate of incorporation must first be approved by a majority of our Board and if required by law, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment. Our amended and restated bylaws may be amended by (i) the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws, without further stockholder action or (ii) the affirmative vote of at least a majority of the outstanding shares entitled to vote on the amendment, without further action by our Board.

Exclusive Forum

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on our behalf, (ii) action asserting a claim of breach of a fiduciary duty or other wrongdoing by any current or former director, officer, employee, agent or stockholder to us or our stockholders, (iii) action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware. Additionally, our amended and restated certificate of incorporation will also provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act or the rules and regulations promulgated thereunder. This provision will not apply to claims arising under the Exchange Act or the rules and regulations promulgated thereunder, but will specify that nothing in the provision will preclude or contract the scope of exclusive federal jurisdiction for claims arising under the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in any shares of our capital stock shall be deemed to have notice of and consented to the forum provision in our amended and restated certificate of incorporation. In any case, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. Our amended and restated certificate of incorporation will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and consented to this choice of forum provision. These exclusive forum provisions may have the effect of discouraging lawsuits against our directors and officers.

Corporate Opportunities

Our amended and restated certificate of incorporation will provide that neither our Sponsor nor a director affiliated with a Sponsors will have any obligation to offer us an opportunity to participate in business opportunities presented to such Sponsor even if the opportunity is one that we might reasonably have pursued (and therefore may be free to compete with us in the same business or similar businesses), and that, to the extent permitted by law, no Sponsor will be liable to us or our stockholders for breach of any duty by reason of any such activities.

Listing

We will apply to have our Class A common stock approved for listing on the                  under the symbol “                .”

Transfer Agent and Registrar

The transfer agent and registrar for the Class A common stock is                 .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. We cannot make any prediction as to the effect, if any, that sales of Class A common stock or the availability of Class A common stock for future sales will have on the market price of our Class A common stock. The market price of our Class A common stock could decline because of the sale of a large number of shares of our Class A common stock or the perception that such sales could occur in the future. These factors could also make it more difficult to raise funds through future offerings of Class A common stock. See “Risk factors—Risks Related to Our Class A common stock and This Offering—Future offerings of debt or equity securities by us may have a material adverse effect on the market price of our Class A common stock.”

Sale of Restricted Shares

Upon the consummation of this offering, we will have                  shares of Class A common stock (or                  shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full) outstanding. Of these shares, the                  shares sold in this offering (or                  shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full) will be freely tradable, without further restriction or registration under the Securities Act, except any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, or any shares purchased in our directed share program which are subject to the lock-up agreements described in “Underwriting.” In the absence of registration under the Securities Act, shares held by affiliates may only be sold in compliance with the limitations of Rule 144 described below or another exemption from the registration requirements of the Securities Act. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. Upon the completion of this offering, approximately                 of our outstanding shares of Class A common stock will be deemed “restricted securities,” as that term is defined under Rule 144, and would also be subject to the “lock-up” period noted below.

In addition, upon the consummation of the offering, the Continuing Pre-IPO LLC Members will own all of the                  shares of our Class B common stock. The Continuing Pre-IPO LLC Members, from time to time following the offering may require Portillo’s OpCo to redeem or exchange all or a portion of their LLC Units for newly-issued shares of Class A common stock on a one-for-one basis. Shares of our Class B common stock will be canceled on a one-for-one basis if we, following a redemption request of a Continuing Pre-IPO LLC Member, redeem or exchange LLC Units of such Continuing Pre-IPO LLC Member pursuant to the terms of the Amended LLC Agreement. Shares of our Class A common stock issuable to the Continuing Pre-IPO LLC Members upon a redemption or exchange of LLC Units would be considered “restricted securities,” as that term is defined under Rule 144 and would also be subject to the “lock-up” period noted below.

Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 under the Securities Act, which is summarized below, or any other applicable exemption under the Securities Act, or pursuant to a registration statement that is effective under the Securities Act. Immediately following the consummation of this offering, the holders of approximately                  shares of our Class A common stock (on an assumed as-exchanged basis) will be entitled to dispose of their shares following the expiration of an initial 180-day underwriter “lock-up” period pursuant to the holding period, volume and other restrictions of Rule 144.                  are entitled to waive these lock-up provisions at their discretion prior to the expiration dates of such lock-up agreements.

Lock-up Arrangements and Registration Rights

In connection with this offering, we, each of our directors, executive officers and certain other stockholders, will enter into lock-up agreements that restrict the sale of our securities for up to 180 days after the date of this prospectus, subject to certain exceptions or an extension in certain circumstances.

In addition, we intend to enter into a registration rights agreement pursuant to which, following the expiration of the lock-up period, certain stockholders will have the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under federal securities laws. See “Certain Relationships and Related Party Transactions — Registration Rights Agreement.” If these stockholders exercise this right, our other existing stockholders may require us to register their registrable securities.

Following the lock-up periods described above, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Lock-up Agreements

Our executive officers, directors and certain of our stockholders have agreed that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of                     , dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock (including LLC Units) subject to certain exceptions (including dispositions in connection with the Reorganization Transactions).

Immediately following the consummation of this offering, stockholders subject to lock-up agreements will hold                  shares of our Class A common stock (assuming the Continuing Pre-IPO LLC Members redeem or exchange all their Class B common stock and LLC Units for shares of our Class A common stock), representing approximately         % of our then-outstanding shares of Class A common stock (or approximately         % of our then-outstanding shares of Class A common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full and giving effect to the use of the net proceeds therefrom).

We have agreed, subject to certain exceptions, not to issue, sell or otherwise dispose of any shares of our Class A common stock or any securities convertible into or exchangeable for our Class A common stock (including LLC Units) during the 180-day period following the date of this prospectus.

Rule 144

The shares of our Class A common stock sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any shares of our Class A common stock held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our Class A common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	one percent of the total number of shares of our Class A common stock outstanding; or

•	the average weekly reported trading volume of our Class A common stock for the four calendar weeks prior to the sale.

Such sales are also subject to specific manner of sale provisions, a six-month holding period requirement, notice requirements and the availability of current public information about us.

Approximately                  shares of our Class A common stock that are not subject to lock-up arrangements described above will be eligible for sale under Rule 144 immediately upon the closing.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our

Class A common stock that are restricted securities, will be entitled to freely sell such shares of our Class A common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our Class A common stock that are restricted securities, will be entitled to freely sell such shares of our Class A common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register stock issuable pursuant to awards granted under our 2021 Plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares of Class A common stock registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

Additional Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act to register                  shares of our Class A common stock to be issued or reserved for issuance under our equity incentive plans. Such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain material U.S. federal income tax consequences of the purchase, ownership and disposition of shares of our Class A common stock as of the date hereof. Except where noted, this summary deals only with Class A common stock that is held as a capital asset by a non-U.S. holder (as defined below).

A “non-U.S. holder” means a beneficial owner of shares of our Class A common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income taxes and does not deal with other U.S. federal taxes or with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, foreign pension fund, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for U.S. federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds shares of our Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Class A common stock, you should consult your tax advisors.

If you are considering the purchase of our Class A common stock, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our Class A common stock, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other taxing jurisdiction.

Dividends

In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our Class A common stock) in respect of shares of our Class A common stock, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s Class A common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in shares of our Class A common stock, the excess will be treated as gain from the disposition of shares of our Class A common stock (the tax treatment of which is discussed below under “—Gain on Disposition of Class A Common Stock”). Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, subject to the discussion of FATCA below under “—Additional Withholding Requirements.” However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed IRS Form W-8BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a U.S. person as defined under the Code and is eligible for treaty benefits or (b) if our Class A common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Class A Common Stock

Subject to the discussion of backup withholding below, any gain realized by a non-U.S. holder on the sale or other disposition of our Class A common stock generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes and certain other conditions are met.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by U.S. source capital losses even though the individual is not considered a resident of the United States, provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe we are not and do not anticipate becoming a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our Class A common stock made within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as FATCA), a 30% U.S. federal withholding tax may apply to any dividends paid on our Class A common stock to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) adequate information regarding certain substantial U.S. beneficial owners of such entity (if any). Under proposed U.S. Treasury regulations promulgated by the Treasury Department on December 13, 2018, which state that taxpayers may rely on the proposed Treasury regulations until final Treasury regulations are issued, this withholding tax will not apply to the gross proceeds from the sale or disposition of our Class A common stock. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our Class A common stock.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated                 , 2021, among us and Jefferies LLC, BofA Securities, Inc. and Piper Sandler & Co. as the representatives of the underwriters named below and the joint book-running managers of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of shares of common stock shown opposite its name below:

Underwriter	Number of Shares
Jefferies LLC
BofA Securities, Inc.
Piper Sandler & Co.

Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $         per share of common stock. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $         per share of common stock to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $        .

Determination of Offering Price

Prior to this offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us and the representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

Listing

We intend to apply to have our common stock approved for listing on                  under the trading symbol “                ”.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of                  shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

No Sales of Similar Securities

We, our officers, directors and holders of all or substantially all our outstanding capital stock and other securities have agreed, subject to specified exceptions, not to directly or indirectly:

•

sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act, or

•

otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

•	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of .

This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus.

                     may, in their sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriter and certain of its affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. In addition, certain of the underwriters and/or their affiliates are lenders under our Revolving Facility.

Selling Restrictions

Canada

Resale Restrictions

The distribution of the shares in Canada is being made only in the provinces of Ontario, Quebec, Alberta, British Columbia, Manitoba, New Brunswick and Nova Scotia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these shares are made. Any resale of the shares in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Canadian Purchasers

By purchasing shares in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

(a)

the purchaser is entitled under applicable provincial securities laws to purchase the shares without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 – Prospectus Exemptions or Section 73.3(1) of the Securities Act (Ontario), as applicable,

(b)	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations,

(c)	where required by law, the purchaser is purchasing as principal and not as agent, and

(d)	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest

Canadian purchasers are hereby notified that certain of the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105 – Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these shares in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the share in their particular circumstances and about the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.

Australia

This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

You confirm and warrant that you are either:

(a)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(b)

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(c)	a person associated with the Company under Section 708(12) of the Corporations Act; or

(d)	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

You warrant and agree that you will not offer any of the shares issued to you pursuant to this prospectus for resale in Australia within 12 months of those shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which have been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant State at any time:

(a)	to any legal entity which is a “qualified investor” as defined under Article 2 of the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Hong Kong

No shares have been offered or sold, and no shares may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (“CO”) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the shares has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the shares may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the shares will be required, and is deemed by the acquisition of the shares, to confirm that he is aware of the restriction on offers of the shares described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any shares in circumstances that contravene any such restrictions.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the underwriters will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in

Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

i.	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

ii.	where no consideration is or will be given for the transfer;

iii.	where the transfer is by operation of law;

iv.	as specified in Section 276(7) of the SFA; or

v.	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of the shares shall require the Company or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

LEGAL MATTERS

Weil, Gotshal & Manges LLP, New York, New York, has passed upon the validity of the Class A common stock offered hereby on behalf of us. Certain legal matters will be passed upon on behalf of the underwriters by Latham  & Watkins LLP.

EXPERTS

The financial statements as of December 27, 2020 and December 29, 2019 and for each of the two years in the period ended December 27, 2020 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered by this prospectus. For purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our Class A common stock, you should refer to the registration statement, including the exhibits. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents.

This registration statement, including its exhibits and schedules, will be filed with the SEC. The SEC maintains a website at http://www.sec.gov from which interested persons can electronically access the registration statement, including the exhibits and schedules to the registration statement. We intend to furnish our stockholders with annual reports containing financial statements audited by our independent auditors.

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management of PHD Group Holdings LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PHD Group Holdings LLC and subsidiaries (the “Company”) as of December 27, 2020 and December 29, 2019, the related consolidated statements of operations, changes in redeemable preferred units and common equity, and cash flows, for each of the years then ended , and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 27, 2020 and December 29, 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 27, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Chicago, IL

July 16, 2021

We have served as the Company’s auditor since 2014.

PHD GROUP HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 27, 2020 AND DECEMBER 29, 2019

(In thousands, except common unit and per common unit data)

	December 27, 2020	December 29, 2019
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$41,211	$22,424
Restricted cash	221	205
Accounts receivable	5,204	3,664
Inventory	5,075	3,895
Other current assets	2,915	2,499

Total current assets	54,626	32,687

Property and equipment, net	174,769	165,102

OTHER ASSETS:
Goodwill	394,298	394,298
Intangible assets-net of accumulated amortization	266,180	274,948
Equity method investment	16,015	15,862
Other assets	4,334	3,743

Total other assets	680,827	688,851

TOTAL ASSETS	$910,222	$886,640

LIABILITIES, REDEEMABLE PREFERRED UNITS AND COMMON EQUITY
CURRENT LIABILITIES:
Accounts payable	$21,427	$15,881
Short-term debt	—	15,000
Current portion of long-term debt	3,324	3,324
Current deferred revenue	6,774	5,985
Accrued expenses	34,827	29,745

Total current liabilities	66,352	69,935
LONG-TERM LIABILITIES:
Long-term debt, net of current portion	466,380	465,841
Deferred rent	26,694	19,755
Other long-term liabilities	9,516	3,328

Total long-term liabilities	502,590	488,924

Total liabilities	568,942	558,859

COMMITMENTS AND CONTINGENCIES (NOTE 13)
REDEEMABLE PREFERRED UNITS	200,571	180,047

COMMON EQUITY:
Common units—378,659,104 units authorized, 378,659,104 and 378,609,104 units issued and outstanding as of December 27, 2020 and December 29, 2019, respectively	—	—
Stock subscription receivable	(499)	(749)
Additional paid-in-capital	72,865	92,403
Retained earnings	68,343	56,080

Total common equity	140,709	147,734

TOTAL LIABILITIES, REDEEMABLE PREFERRED UNITS AND COMMON EQUITY	$910,222	$886,640

See accompanying notes to consolidated financial statements.

PHD GROUP HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 27, 2020 AND DECEMBER 29, 2019

(In thousands)

	Year Ended
	December 27, 2020	December 29, 2019

REVENUES	$455,471	$479,417

COST AND EXPENSES:
Restaurant operating expenses:
Cost of goods sold, excluding depreciation and amortization	142,446	149,063
Labor	115,991	134,206
Occupancy	24,920	24,538
Other operating expenses	$50,169	$54,540

Total restaurant operating expenses	333,526	362,347

General and administrative expenses	39,854	43,118
Pre-opening expenses	2,209	2,834
Depreciation and amortization	24,584	24,364
Net income attributable to equity method investment	(459)	(766)
Other income, net	(1,537)	(1,402)

INCOME BEFORE INTEREST EXPENSE	57,294	48,922

INTEREST EXPENSE	45,031	43,367

NET INCOME	$12,263	$5,555

Earnings/(loss) per common unit:
Basic	$(0.02)	$(0.03)

Diluted	$(0.02)	$(0.03)

Weighted-average common units outstanding:
Basic	378,633,829	378,535,959

Diluted	378,633,829	378,535,959

See accompanying notes to consolidated financial statements.

PHD GROUP HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE PREFERRED UNITS AND COMMON EQUITY

FOR THE YEARS ENDED DECEMBER 27, 2020 AND DECEMBER 29, 2019

(In thousands, except unit data)

	Preferred Units		Common Units
	Units	Amounts	Units	Amounts	Stock Subscription Receivable	Additional Paid-In Capital	Retained Earnings	Total Common Equity

Balance, as of December 31, 2018	100,000	$161,623	378,436,690	$—	$(1,000)	$109,441	$50,321	$158,762
Net income	—	—	—	—	—	—	5,555	5,555
Cumulative effect of accounting changes	—	—	—	—	—	—	204	204
Unit-based compensation	—	—	—	—	—	1,286	—	1,286
Issuance of common units	—	—	172,414	—	—	100		100
Common units issued for subscription receivable	—	—	—	—	251	—	—	251
Changes in redemption value of preferred units	—	18,424	—	—	—	(18,424)	—	(18,424)

Balance, as of December 29, 2019	100,000	180,047	378,609,104	—	(749)	92,403	56,080	147,734
Net income	—	—	—	—	—	—	12,263	12,263
Unit-based compensation	—	—	—	—	—	960	—	960
Issuance of common units	—	—	50,000	—	—	26	—	26
Repayment of subscription receivable	—	—	—	—	250	—	—	250
Changes in redemption value of preferred units	—	20,524	—	—	—	(20,524)	—	(20,524)

Balance, as of December 27, 2020	100,000	$200,571	378,659,104	$—	$(499)	$72,865	$68,343	$140,709

See accompanying notes to consolidated financial statements.

PHD GROUP HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 27, 2020 AND DECEMBER 29, 2019

(In thousands)

	Year Ended
	December 27, 2020	December 29, 2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$12,263	$5,555

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	24,584	24,364
Amortization of debt issuance costs and discount	3,863	2,830
Loss on sales of assets	98	271
Unit-based compensation	960	1,286
Deferred rent and tenant allowance	3,888	3,159
Amortization of deferred lease incentives	(330)	(251)
Gift card breakage	(700)	(774)
Changes in operating assets and liabilities:
Accounts receivables	(753)	33
Receivables from related parties	280	414
Inventory	(1,180)	(141)
Other current assets	(416)	1,804
Accounts payable	1,354	(1,785)
Accrued expenses and other liabilities	6,573	7,206
Deferred lease incentives	2,314	400
Other assets and liabilities	5,473	(1,046)

Net cash provided by operating activities	58,271	43,325

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(21,452)	(22,045)
Proceeds from the sale of property and equipment	32	33

Net cash used in investing activities	(21,420)	(22,012)

CASH FLOWS FROM FINANCING ACTIVITIES:
(Repayments) borrowings of short-term debt	(15,000)	9,000
Proceeds from Paycheck Protection Program loan	10,000	—
Proceeds from long-term debt	—	464,110
Payment of long-term debt	(13,324)	(471,842)
Proceeds from issuance of common units	26	100
Repayment of stock subscription receivable	250	251
Payment of deferred financing costs	—	(13,340)

Net cash used in financing activities	(18,048)	(11,721)

NET INCREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	18,803	9,592
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH:
Beginning of the year	22,629	13,037

End of the year	$41,432	$22,629

SUPPLEMENTAL CASH FLOW INFORMATION
Interest Paid	34,294	36,506
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Accrued capital expenditures	5,008	1,058
Proceeds from the sale of property and equipment	61	51
Preferred units accretion	(20,524)	(18,424)

See accompanying notes to consolidated financial statements.

PHD GROUP HOLDINGS LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 27, 2020 AND DECEMBER 29, 2019

NOTE 1.	DESCRIPTION OF BUSINESS

PHD Group Holdings LLC (the “Company”) owns 100% of Portillo’s Holdings, LLC. Portillo’s Holdings, LLC, through its wholly owned subsidiary, Portillo’s Hot Dogs, LLC, operates fast-casual restaurants in Illinois, Indiana, California, Arizona, Florida, Wisconsin, Minnesota and Iowa, along with two food production commissaries in Illinois. As of December 27, 2020 and December 29, 2019, the Company had 63 and 61 restaurants in operation, respectively. The Company also had 4 non-traditional locations in operation as of December 27, 2020 and December 29, 2019, respectively. These non-traditional locations include a food truck, ghost kitchen (small kitchen with no store-front presence, used to fill online orders), and concessions. PHD Card Services LLC, a wholly owned subsidiary of Portillo’s Hot Dogs, LLC, manages gift cards and was organized in the State of Florida as a separate legal entity. Portillo’s Hot Dogs, LLC additionally has a 50% interest in a single restaurant in Chicago, IL, that is referred to in Note 6. There were no restaurant closings during any period presented in the financial statements. The Company’s principal corporate offices are located in Oak Brook, IL.

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements as of December 27, 2020 and December 29, 2019 include the accounts of the Company and its subsidiary. All intercompany balances and transactions have been eliminated in consolidation.

The Company does not have any components of other comprehensive income (loss) recorded within its consolidated financial statements, and therefore, does not separately present a statement of comprehensive income (loss).

Fiscal Year - In fiscal year 2019, the Company changed from a calendar year ending on December 31 to a 52-53 week fiscal year ending on the Sunday prior to December 31, effective beginning with the first quarter of 2019. In a 52-week fiscal year, each quarterly period is comprised of 13 weeks. The additional week in a 53-week fiscal year is added to the fourth quarter. Fiscal years 2020 and 2019 were 52-week fiscal years.

Segment Reporting - The Company owns and operates fast-casual restaurants in the United States, along with two food production commissaries in Illinois. The Company’s chief operating decision maker (the “CODM”) is its Chief Executive Officer. As the CODM reviews financial performance and allocates resources at a consolidated level on a recurring basis, the Company has one operating segment and one reportable segment.

Use of Estimates - The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions, primarily related to the reported amounts and related disclosures of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents and Restricted Cash - Cash includes amounts that are either held in the Company’s bank accounts or represent deposits in transit. Amounts receivable from credit card processors are considered cash equivalents because they are both short in term and highly liquid in nature and are typically converted to cash within three business days of the sales transactions.

PHD GROUP HOLDINGS LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 27, 2020 AND DECEMBER 29, 2019

Restricted cash includes amounts that are held in the Company’s bank accounts subject to minimum balance requirements for medical claim disbursements and escrow requirements related to certain new restaurant construction projects.

Accounts Receivable - Accounts receivable consist primarily of vendor rebates, tenant improvement receivables, and delivery receivables as well as receivables from related parties (see Note 12). The Company evaluates the collectability of its accounts receivable based on a variety of factors, including historical experience, current economic conditions and other factors. Based on these factors, no allowance for uncollectible accounts was recorded at December 27, 2020 or December 29, 2019.

Inventory - Inventory, which consists mainly of food products, is valued at the lower of cost or net realizable value, with cost determined on the first-in, first-out (FIFO) method. The Company had a $0.06 million and no allowance for excess and obsolete inventories as of December 27, 2020 and December 29, 2019, respectively. The estimate was based on the value of slow-moving catering trays and the likelihood that the overstocked volume will be sold prior to expiration date. No other adjustment is deemed necessary to reduce inventory to lower of cost or net realizable value due to the rapid turnover and high utilization of inventory.

Certain of the Company’s inventories are held at its distributors on a short-term consignment basis. Inventories subject to these consignment arrangements are recorded on the Company’s consolidated balance sheet and totaled $0.2 million and $0.3 million as of December 27, 2020 and December 29, 2019, respectively.

Long-Lived Assets - The Company’s long-lived assets include property and equipment and definite-lived intangible assets. Depreciation and amortization are computed using the straight-line method. Except for leasehold improvements, depreciation is computed over the estimated useful life of each asset (generally ranging from three to ten years). Leasehold improvements are amortized over the shorter of the estimated lives of the asset or the lease term.

The Company reviews its long-lived assets, including property and equipment and definite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group might not be recoverable. Recoverability is measured by a comparison of the carrying amount to future undiscounted cash flows that are expected to be generated by the asset or asset group. If the carrying amount exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying value exceeds the estimated fair value. Restaurant-level assets are grouped by restaurant for the purpose of the impairment assessment because a restaurant represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. No impairment charge was recorded for any period presented.

Goodwill and Indefinite-Lived Intangible Assets - Goodwill and indefinite-lived intangible assets are assessed for impairment annually or more frequently if events and circumstances indicate that it is more likely than not that the fair value of a reporting unit or an intangible asset is less than its carrying value. The Company has one reporting unit which is evaluated for impairment annually. Fair value of the reporting unit is estimated using the income approach and the market approach. Under the income approach, fair value is based on the present value of estimated future cash flows. The market approach is based upon both the price-earnings multiples of comparable public companies, as well as transactional data from similar companies that were recently sold. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded for the difference between the fair value of the reporting unit and the carrying value of the reporting unit.

The Company’s indefinite-lived intangible assets consist of trade names and trade marks (collectively “trade names”). The Company estimates the fair value of its trade names using a relief-from-royalty income approach.

PHD GROUP HOLDINGS LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 27, 2020 AND DECEMBER 29, 2019

If the fair value of the trade name is less than its carrying value, an impairment loss is recorded for the difference between the estimated fair value and carrying value of the intangible assets.

Leases - The Company leases retail restaurants, commissaries, and office space under operating leases. Some lease agreements contain tenant improvement allowances, rent escalation clauses and/or contingent rent provisions. For purposes of recognizing incentives and minimum rental expenses on a straight-line basis over the terms of the leases, the Company uses the date it takes possession of the leased space for construction purposes as the beginning of the term. For leases with renewal periods at the Company’s option, the Company determines the expected lease period based on whether the renewal of any option is reasonably assured at the inception of the lease. In addition to rental expense, certain leases require the Company to pay a portion of real estate taxes, utilities, building operating expenses, insurance, common area maintenance charges, and other charges.

For rent escalations, and rent holidays, the Company records a deferred rent liability and amortizes the deferred rent over the terms of the leases as reductions to occupancy expense.

Leasehold improvements financed by the landlord through lease incentive allowances are recorded as deferred lease incentives. The Company classifies lease incentive allowances as deferred rent on the consolidated balance sheets and amortizes the lease incentives on a straight-line basis over the defined lease term as a reduction of occupancy expense.

In April 2020, the Financial Accounting Standards Board (“FASB”) issued guidance related to rent concessions resulting from the COVID-19 pandemic. This guidance allows entities an election to account for eligible concessions, regardless of their form, either by (1) applying the modification framework for these concessions in accordance with FASB Accounting Standards Codification (“ASC”) Topic 840, Leases or (2) accounting for the concessions as if they were made under the enforceable rights included in the original agreement. The election applies to any lessor-provided lease concession related to the impact of the COVID-19 pandemic, provided the concession does not result in a substantial increase in the rights of the lessor or in the obligations of the lessee. During the year ended December 27, 2020, the Company received non-substantial concessions from certain landlords in the form of rent deferrals and abatements. The Company has elected to account for these rent concessions as if they were made under the enforceable rights included in the original agreements. The recognition of rent concessions resulting from the COVID-19 pandemic did not have a material impact on the Company’s consolidated financial statements as of December 27, 2020.

Revenue Recognition - The Company adopted FASB ASC Topic 606, Revenue from Contracts with Customers, as of January 1, 2019 using the modified retrospective method applied to contracts that were not completed as of the date of adoption. Refer to Note 3 for additional information.

Fair Value of Financial Instruments - The Company discloses and recognizes the fair value of its assets and liabilities using a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The guidance establishes three levels of the fair value hierarchy as follows:

Level 1—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2—Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs

PHD GROUP HOLDINGS LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 27, 2020 AND DECEMBER 29, 2019

that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

Level 3—Unobservable inputs that are significant to the measurement of the fair value of the assets or liabilities that are supported by little or no market data

Investments designated for the deferred compensation plan consist of mutual funds which are valued based on quoted market prices. Investments purchased and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are reported at fair value with unrealized gains and losses included in earnings. The investments are being held to satisfy the obligations for the deferred compensation plan.

Pre-Opening Expenses - Pre-opening expenses consist primarily of occupancy expenses, which represent rent expense recognized during the period between the date of possession of the restaurant facility and the restaurant opening date, wages, travel for the opening team, food, beverage and the initial stocking of operating supplies. These are expensed as incurred prior to the restaurant opening for business.

Income and Other Taxes - The Company is a limited liability corporation and taxed as a partnership under the appropriate provisions of the Internal Revenue Code. Therefore, federal and state income taxes on the net earnings will be payable by the unit-holders and no provisions are made for federal and state income taxes in the accompanying consolidated financial statements.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was signed into law. It intended to provide economic relief to those impacted by the COVID-19 pandemic. The CARES Act also allowed eligible employers to defer the remittance of certain FICA taxes otherwise payable during calendar year 2020 and remit half of such deferred amounts on or before December 31, 2021 and half on or before December 31, 2022. The Company deferred approximately $5.4 million of FICA tax remittances under this provision as of December 27, 2020, which is included in other long-term liabilities in the consolidated balance sheets.

The CARES Act provides refundable employee retention credits, which can be used to offset payroll tax liabilities. For the year ended December 27, 2020, the Company recorded a benefit of $0.3 million, which is included in other income in the consolidated statement of operations.

Commitments - The majority of the food products the Company purchases are subject to changes in price primarily due to the effect of supply and demand of the commodities, in particular, proteins, dairy, produce, and grains. Overall pricing agreements are established in an effort to maintain a more consistent food cost without creating long-term purchase commitments.

Advertising and Marketing Expenses—The costs of producing advertising are expensed the first-time advertising takes place, while the costs of communicating advertising are expensed as services are received. Advertising and marketing expenses totaled $2.6 million and $4.5 million for the years ended December 27, 2020 and December 29, 2019, respectively. Advertising and marketing expenses included in other operating expenses in the consolidated statements of operations is primarily related to sponsorships, in-store merchandising, and charitable giving; those included in general and administrative expenses in the consolidated statements of operations primarily consist of branding initiatives.

Employee Benefits - The Company sponsors a 401(k) plan for all employees that are eligible based upon age and length of service. The expenses incurred for Company matching contributions to the plan were

PHD GROUP HOLDINGS LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 27, 2020 AND DECEMBER 29, 2019

approximately $0.36 million and $0.44 million for the years ended December 27, 2020 and December 29, 2019, respectively.

The Company offers a non-qualified deferred compensation plan to certain officers and other members of management. Under the plan, eligible employees may defer up to 80% of their annual salary and annual bonus. The Company has elected to fund its deferred compensation obligations through a rabbi trust. The rabbi trust is subject to creditor claims in the event of insolvency, but such assets are not available for general corporate purposes. Assets held in the rabbi trust are invested in mutual funds, as selected by the participants, which are designated as trading securities and carried at fair value. The fair value measurement of these trading securities is considered Level 1 of the fair value hierarchy as they are measured using quoted market prices. As of December 27, 2020 and December 29, 2019, the fair value of the mutual fund investments and deferred compensation obligations were as follows:

	December 27, 2020			December 29, 2020
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets - Investments designated for deferred compensation plan
Cash/money accounts	$481	$—	$—	$111	$—	$—
Mutual Funds	3,643	—	—	3,433	—	—

Total assets	$4,124	$—	$—	$3,544	$—	$—

The mutual fund investments and deferred compensation obligations are included in other assets, accrued expenses and other long-term liabilities in the consolidated balance sheets. Changes in the fair value of securities held in the rabbi trust are recognized as trading gains and losses and included in other income in the consolidated statements of operations and offsetting increases or decreases in the deferred compensation obligation are recorded in other long-term liabilities in the consolidated balance sheets. For the year ended December 27, 2020, the trading gains and compensation expense were each $0.4 million. For the year ended December 29, 2019, trading gains and compensation expense were each $0.5 million.

Earnings (Loss) Per Unit - Basic earnings (loss) per unit is calculated by dividing the net income (loss) attributable to common unitholders by the weighted-average number of common units outstanding.

Diluted earnings (loss) per unit attributable to common unitholders adjusts the basic earnings (loss) per unit attributable to common unitholders and the weighted-average number of units of common units outstanding for the potential dilutive impact of common units, using the treasury-stock method. Diluted earnings (loss) per unit considers the impact of potentially dilutive securities except in periods in which there is a loss because the inclusion of the potential common units would have an anti-dilutive effect.

Recently Issued Accounting Standards -

In February 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842) (“ASC 842”). The pronouncement requires lessees to recognize a liability for lease obligations, which represents the discounted obligation to make future minimum lease payments, and a corresponding right-of-use asset on the balance sheet. The guidance requires disclosure of key information about leasing arrangements that is intended to give financial statement users the ability to assess the amount, timing, and potential uncertainty of cash flows related to leases. The update is effective for fiscal years beginning after December 15, 2021, with early adoption permitted. The Company is in the process of implementing ASC 842 and expects this guidance to materially

PHD GROUP HOLDINGS LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 27, 2020 AND DECEMBER 29, 2019

impact the Company’s consolidated financial statements by significantly increasing assets and liabilities on the consolidated balance sheet in order to record the right of use assets and related lease liabilities. However, the Company does not expect this guidance to have a significant impact to its consolidated statements of operations or consolidated statements of cash flows.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which clarifies the accounting for implementation costs in cloud computing arrangements that is a service contract. The update is effective for fiscal years beginning after December 15, 2020, with early adoption permitted. The Company adopted this standard effective December 28, 2020. Subsequent to the adoption of ASU 2018-15, the Company will capitalize such costs within other current assets or other assets on its consolidated balance sheets. We will begin amortizing the implementation costs once the system is ready for its intended use, on a straight-line basis, over the term of the related service agreements, including all reasonably certain renewals. The amortization expense related to cloud computing arrangements that are service contracts will be recorded within general and administrative expenses or other operating expenses on the Company’s consolidated statements of operations. The Company does not expect the adoption of ASU 2018-15 to result in a material change to its consolidated financial statements.

The Company reviewed all other recently issued accounting pronouncements and concluded that they were either not applicable or not expected to have a significant impact to the consolidated financial statements.

Recently Adopted Accounting Standards -

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended by multiple standards updates. The update was issued to clarify the principles for recognizing revenue and to develop a common revenue standard and disclosure requirements for U.S. Generally Accepted Accounting Principles and International Financial Reporting Standards (“IFRS”). The FASB approved a one-year deferral of the effective date of ASU 2014-09, such that it became effective for the annual period beginning after December 15, 2018. The Company adopted the standard effective January 1, 2019 and applied the amendments using the modified retrospective method applied to contracts that were not completed as of the date of adoption. The adoption did not have a material impact on restaurant sales but did impact gift card breakage. The Company sells gift cards to customers, records the sale as a contract liability and recognizes the associated revenue as the gift card is redeemed. A portion of these gift cards are not redeemed by the customer, which is recognized by the Company as revenue in proportion to the pattern of rights exercised by the customer. The expected breakage amount recognized was determined based on a portfolio assessment of historical data on gift card redemption patterns. Upon adoption of this standard, the Company’s retained earnings increased by approximately $0.2 million. Refer to Note 3 for additional information.

NOTE 3.	REVENUE RECOGNITION

Revenues from retail restaurants are presented net of discounts and recognized when food and beverage products are sold to the end customer. Sales taxes collected from customers are excluded from revenues and the obligation is included in accrued liabilities until the taxes are remitted to the appropriate taxing authorities.

The Company offers delivery services to its customers. Delivery services are fulfilled by the Company and third-party service providers. In some cases, the Company makes delivery sales through Portillos.com or the Portillo’s App (“Dispatch Sales”). In other cases, the Company makes delivery sales through a non-Company owned channel, such as the delivery partner’s website or app (“Marketplace Sales”). With respect to Dispatch Sales,

PHD GROUP HOLDINGS LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 27, 2020 AND DECEMBER 29, 2019

delivery may be performed by the Company or through a third-party service provider. The Company generally recognizes revenue, including delivery fees, when the performance obligation is complete and the food is transferred to the customer. For these sales, the Company receives payment directly from the customer at the time of sale. With respect to Marketplace Sales, the Company generally recognizes revenue, excluding delivery fees collected by the delivery partner, when the performance obligation is complete, and control of the food is transferred to the delivery partner. The Company receives payment subsequent to the transfer of food. The payment terms with respect to Marketplace Sales are short-term in nature.

The Company sells gift cards which do not have expiration dates. The Company records the sale of the gift card as a contract liability and recognizes revenue from gift cards when: (i) the gift card is redeemed by the customer; or (ii) in the event a gift card is not expected to be redeemed, in proportion to the pattern of rights exercised by the customer (gift card breakage). The Company has determined that 11% of gift card sales will not be redeemed and will be retained by us based on a portfolio assessment of historical data on gift card redemption patterns. Gift card breakage is recorded within revenues in the consolidated statements of operations. The Company recognized gift card breakage of $0.7 million and $0.8 million for the years ended December 27, 2020 and December 29, 2019, respectively.

The Company’s only revenue related to performance obligations not yet satisfied is revenue from gift cards sold but not yet redeemed. The gift card liability included in current deferred revenue on the consolidated balance sheets is as follows (in thousands):

	December 27, 2020	December 29, 2019
Gift card liability	$6,216	$5,861

Revenue recognized in the consolidated statements of operations for the redemption of gift cards that were included in their respective liability balances at the beginning of the year is as follows (in thousands):

	Year Ended
	December 27, 2020	December 29, 2019
Revenue recognized from gift card liability balance at the beginning of the year	$3,197	$7,111

NOTE 4.	PROPERTY & EQUIPMENT, NET

Property and equipment, net consisted of the following:

(In thousands)	December 27, 2020	December 29, 2019
Land improvements	$15,039	$14,549
Furniture, fixtures, and equipment	105,059	100,046
Leasehold improvements	115,695	105,468
Transportation equipment	2,285	2,261
Construction-in-progress	10,711	1,405

	248,789	223,729
Less accumulated depreciation	(74,020)	(58,627)

	$174,769	$165,102

PHD GROUP HOLDINGS LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 27, 2020 AND DECEMBER 29, 2019

Depreciation expense was $15.8 million and $15.6 million for the years ended December 27, 2020 and December 29, 2019, respectively.

NOTE 5.	GOODWILL & INTANGIBLE ASSETS

During the fourth quarter of 2020 and 2019, the Company performed an annual impairment test over the goodwill and indefinite-lived trade names of the Company. The Company has one reporting unit for goodwill which is evaluated for impairment annually. The Company used the income approach and market approach to test goodwill, and the relief-from-royalty method form of the income approach to test the trade names. Under the income approach, fair value is based on the present value of estimated future cash flows. The market approach utilized both the price-earnings multiples of comparable public companies, as well as transactional data from similar companies that were recently sold. Adjustments are then made for any dissimilarities, to appropriately compare and correlate the market transactions used in this method. In estimating the fair value of the Company under the market approach, the most significant assumptions include the selection of the guideline public companies used in the analysis and the selection of EBITDA multiples. The most significant assumptions utilized in the fair value estimate of the income approach include projected annual revenue, earnings before interest, taxes, depreciation and amortization (“EBITDA”), capital expenditures and the discount rate. Growth assumptions were primarily based on a combination of historical performance, expected comparable store sales growth, the number of new restaurant additions, and performance of new restaurants.

For indefinite-lived intangibles, the relief-from-royalty method estimates the fair value of an intangible asset based on what a third party would pay for the right to use that asset. The most significant assumptions utilized in the relief-from-royalty method are projected revenues and the royalty rate. No impairment charges were recognized for goodwill or indefinite-lived intangible assets for the years ended December 27, 2020 and December 29, 2019.

Intangibles, net consisted of the following:

(In thousands)	As of December 27, 2020
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Indefinite-lived intangible assets:
Trade names	$223,925	$—	$223,925
Intangibles subject to amortization:
Recipes	56,117	(18,538)	37,579
Covenants not-to-compete	40,799	(37,515)	3,284
Favorable rental contracts	2,991	(1,599)	1,392

	$323,832	$(57,652)	$266,180

PHD GROUP HOLDINGS LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 27, 2020 AND DECEMBER 29, 2019

(In thousands)	As of December 29, 2019
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Indefinite-lived intangible assets:
Trade names	$223,925	$—	$223,925
Intangibles subject to amortization:
Recipes	56,117	(15,650)	40,467
Covenants not-to-compete	40,799	(31,884)	8,915
Favorable rental contracts	2,991	(1,350)	1,641

	$323,832	$(48,884)	$274,948

Amortization expense was $8.8 million for each of the years ended December 27, 2020 and December 29, 2019, respectively.

The estimated aggregate amortization expense for the intangibles over the succeeding five years and thereafter are $6.4 million, $3.1 million, $3.1 million, $3.1 million, $3.0 million, and $23.6 million, respectively.

NOTE 6.	EQUITY METHOD INVESTMENT

The Company has a 50% interest in C&O Chicago, L.L.C. (“C&O”). The Company accounts for the investment and financial results in the consolidated financial statements under the equity method of accounting as the Company has significant influence but does not have control. The investment is adjusted to reflect the Company’s share of C&O’s earnings and losses to date and any distributions received.

A summary of financial information for C&O is as follows:

(In thousands)	December 27, 2020	December 29, 2019
Assets:
Current assets	$1,349	$1,197
Property, plant, and equipment, net of accumulated depreciation— $5,838 and $5,719 in 2020 and 2019, respectively	837	939

Total assets	2,186	2,136

Liabilities:
Current liabilities	681	1,117
Non-current liabilities:
Deferred rent	1,193	1,176

Total liabilities	1,874	2,293

Members’ equity (deficit)	$312	$(157)

Total liabilities and members’ equity (deficit)	2,186	2,136

Results from operations:
Sales	$10,885	$16,143
Net income	918	1,533

PHD GROUP HOLDINGS LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 27, 2020 AND DECEMBER 29, 2019

NOTE 7. ACCRUED EXPENSES

Accrued expenses consisted of the following:

(In thousands)	December 27, 2020	December 29, 2019
Salaries, wages, and other compensation	$15,243	$16,486
Interest	9,377	2,713
Rent and real estate taxes	4,807	4,434
Insurance	2,837	2,886
Sales tax	1,609	2,266
Other accrued expenses	954	960

	$34,827	$29,745

NOTE 8.	DEBT

Debt consisted of the following:

(In thousands)	December 27, 2020	December 29, 2019

First Lien Term B-3 Loans	$329,076	$332,400

Revolving Loans	—	15,000

Second Lien Term B-3 Loans	155,000	155,000

Unamortized discount and debt issuance costs	(14,372)	(18,235)

Total debt, net	469,704	484,165

Less: current portion	(3,324)	(18,324)

Long-term debt, net	$466,380	$465,841

First Lien Credit Agreement – PHD Intermediate LLC (“Holdings”), Portillo’s Holdings LLC (the “Borrower”) and certain of its subsidiaries entered into the First Lien Credit Agreement (“First Lien Credit Agreement”), dated as of August 1, 2014 and as amended October 25, 2016, May 18, 2018 and December 6, 2019, with UBS AG, Stamford Branch, as the administrative agent and collateral agent, and other lenders from time to time party thereto (the “First Lien Lenders”). The First Lien Lenders extended credit in the form of (i) first lien initial term loans in an initial aggregate principal amount of $335.0 million and (ii) a revolving credit facility in an original principal amount equal to $30.0 million, including a letter of credit sub-facility with a $7.5 million sublimit (the “Revolving Facility” and the loans thereunder, the “Revolving Loans”).

On December 6, 2019, the Borrower entered a third amendment to the First Lien Credit Agreement (the “Third Amendment to First Lien Credit Agreement”) whereby the aggregate principal amount of the term loans as of the effective date of the Third Amendment to First Lien Credit Agreement was $332.4 million (the “First Lien Term B-3 Loans”), and the Revolving Facility was increased by $50 million. The maturity date with respect to the First Lien Term B-3 Loans was extended to September 6, 2024 and the maturity date with respect to the Revolving Loans was extended to June 6, 2024.

PHD GROUP HOLDINGS LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 27, 2020 AND DECEMBER 29, 2019

In connection with Third Amendment to First Lien Credit Agreement, the interest rates spread for the First Lien Term B-3 Loans increased by 100 basis points to 5.50% for the adjusted London interbank offered rate (“Eurocurrency Rate”) loans. As of December 27, 2020, the interest rate on the First Lien Term B-3 Loans was 6.50%. For the years ended December 27, 2020 and December 29, 2019, the effective interest rate on the First Lien Term B-3 Loans was 7.38% and 7.90%, respectively. Beginning with December 31, 2019, the Borrower is required to pay on the last business day of each calendar quarter, March 31, June 30, September 30, and December 31, an aggregate principal amount of $0.8 million.

As of December 27, 2020 and December 29, 2019, the Borrower had $0.0 million and $15.0 million borrowings of Revolving Loans outstanding, respectively. As of December 27, 2020 and December 29, 2019, the interest rate on the Revolving Loans was 3.25% and 3.50%, respectively, subject to change based on a consolidated first lien net leverage ratio as defined in the First Lien Credit Agreement. As of December 27, 2020 and December 29, 2019, the commitment fee rate, pursuant to the First Lien Credit Agreement, was 0.250% and 0.375%, respectively. Also pursuant to the First Lien Credit Agreement, as of December 27, 2020 and December 29, 2019, letter of credit fronting fees were 0.125%. Commitment fees and letter of credit fronting fees are recorded as interest expense in the consolidated statements of operations.

The Borrower had $5.8 million of letters of credit issued against the Revolving Facility as of both December 27, 2020 and December 29, 2019, respectively. As of December 27, 2020, the Borrower had $44.2 million of availability under the Revolving Facility.

Second Lien Credit Agreement – Holdings, the Borrower and certain of its subsidiaries entered into the Second Lien Credit Agreement (the “Second Lien Credit Agreement”) dated as of August 1, 2014 and as amended on October 25, 2016 and December 6, 2019 with UBS AG, Stamford Branch, as administrative agent and collateral agent, and other lenders from time to time party thereto (the “Second Lien Lenders”). The Second Lien Lenders extended credit in the form of initial second lien term loans in an initial aggregate principal amount of $80.0 million.

On December 6, 2019, the Borrower entered into a second amendment to the Second Lien Credit Agreement (the “Second Amendment to Second Lien Credit Agreement”) whereby the aggregate principal amount of the term loans as of the effective date of the Second Amendment to the Second Lien Credit Agreement was $155.0 million (the “Second Lien Term B-3 Loans”). The maturity date of the Second Lien Term B-3 Loans was extended to December 6, 2024 (the “Second Lien Maturity Date”). In addition to the increased principal amount, the interest rates spread for the Second Lien Term B-3 Loans increased by 150 basis points to 9.50% for Eurocurrency Rate loans. The Borrower has elected to determine interest on the Second Lien Term B-3 Loans at the Eurocurrency Rate, plus 9.50%. As of December 27, 2020, the interest rate on the Second Lien Term B-3 Loans was 10.75%. For the years ended December 27, 2020 and December 29, 2019, the effective interest rate on the Second Lien Term B-3 Loans was 11.83% and 12.06%, respectively. No principal payments are required. The aggregate principal is due on the Second Lien Maturity Date.

As of December 27, 2020 and December 29, 2019, the fair value of debt approximates the carrying value as it is variable rate debt. The fair value measurement of this debt is considered Level 2 of the fair value hierarchy as inputs to interest are observable, unadjusted quoted prices in active markets for similar assets or liabilities.

Discount and Debt Issuance Costs - In connection with entering into the Third Amendment to First Lien Credit Agreement and the Second Amendment to Second Lien Credit Agreement, in each case, dated as of December 6, 2019, the Borrower paid debt issuance costs of $14.5 million, of which $13.3 million were capitalized and are being amortized over the term of the related debt agreements, and $1.2 million were expensed as incurred.

PHD GROUP HOLDINGS LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 27, 2020 AND DECEMBER 29, 2019

Borrowings under the First Lien Credit Agreement and Second Lien Credit Agreement are guaranteed by Holdings, the Borrower and certain of the Borrower’s subsidiaries, and Holdings, the Borrower and certain of the Borrower’s subsidiaries have pledged substantially all tangible and intangible assets as collateral, subject to certain exclusions and exceptions.

Maturities of long-term debt - Principal payments on long-term debt (excluding the Revolving Facility) outstanding at December 27, 2020 for each of the next five fiscal years are as follows (in thousands):

2021	$3,324
2022	3,324
2023	4,155
2024	473,273
2025	—

$484,076

The Borrower amortized $2.2 million and $2.6 million of deferred financing costs, respectively, during the years ended December 27, 2020 and December 29, 2019, which is included in interest expense in the consolidated statements of operations. In addition, the Borrower also amortized $1.6 million and $0.3 million in original issue discount related to the long-term debt, which is included in interest expense in the consolidated statements of operations in the years ended December 27, 2020 and December 29, 2019, respectively.

Total interest costs incurred were $45.0 million and $43.4 million for the years ended December 27, 2020 and December 29, 2019, respectively. No interest amounts were capitalized into property and equipment during the years ended December 27, 2020 and December 29, 2019.

The Borrower is subject to certain financial and reporting covenants pursuant to the terms of the First Lien Credit Agreement and Second Lien Credit Agreement. These covenants are customary for these types of debt agreements.

NOTE 9.	REDEEMABLE PREFERRED UNITS

Pursuant to a unit purchase agreement, dated August 1, 2014, between the Company and Broad Street Principal Investments (the “Preferred Investor”), the Company issued 100,000 preferred units (the “Preferred Units”) on the Closing Date in exchange for a capital contribution of $97.7 million, net of discounts and fees as agreed between the parties. The Preferred Units have all the rights, privileges, and obligations as provided for in the Amended and Restated Limited Liability Company Agreement of the Company (the “LLC Agreement”), which include redemption rights and the amounts payable upon liquidation, but exclude dividend and conversion rights.

Preferred Yield - Pursuant to the LLC Agreement, each Preferred Unit accrues on a daily basis the following applicable preferred rate, subject to certain triggering events as defined in the LLC Agreement that would result in an additional 2% to the prevailing rate below:

•	11% per year until the eighth anniversary of the Closing Date
•	12% per year from the eighth to the tenth anniversary of the Closing Date
•	13% per year thereafter

The preferred rate accrues daily and compounds semiannually on June 30 and December 31 of each year on the sum of the preferred unreturned capital contributions and the unpaid Preferred Yield outstanding that has compounded for all prior periods.

PHD GROUP HOLDINGS LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 27, 2020 AND DECEMBER 29, 2019

Call Rights - The Company can, on or after the first anniversary of the Closing Date (the “First Call Date”), choose to redeem the Preferred Units in whole or in part, by giving proper written notice as required in the LLC Agreement. The redemption price is a premium percentage applied to the sum of the unreturned capital contributions for the Preferred Units and the unpaid Preferred Yield (together, the “Preferred Liquidation Amount”). As of December 27, 2020, the percentage of Preferred Liquidation Amount is 101%.

Put Rights - The Preferred Units holder can also require the Company to redeem the Preferred Units, in whole or in part, by delivering proper written notice (i) immediately prior to or simultaneously with a sale of the Company or (ii) at any time from and after the twelfth anniversary of the Closing Date. The redemption price is specified in the LLC Agreement.

As of December 27, 2020 and December 29, 2019, the Company had recorded $200.6 million and $180.0 million, respectively, as Redeemable Preferred Units, with an offset of $102.9 million and $82.3 million, respectively, for accumulated Preferred Yield recorded in additional paid-in-capital on the consolidated balance sheets. These transactions were recorded in accordance with FASB ASC 480 Distinguishing Between Liabilities and Equity. As a result of the probability of the redemption by holder feature, the Preferred Units are classified outside of permanent equity within the consolidated balance sheets.

NOTE 10.	COMMON UNITS AND UNIT-BASED COMPENSATION

Common Units

As of December 27, 2020 and December 29, 2019, the Company had 378,659,104 and 378,609,104 Class A Common Units outstanding. The increase of 50,000 Class A Common Units was primarily attributable to the issuance of common units to a team member during the fiscal year ended December 27, 2020. The Company has 52,343,609 options authorized to purchase Class A Common Units as designated by the Company’s 2014 Equity Incentive Plan, as amended.

Equity Incentive Plan

The Company has granted common unit options under its 2014 Equity Incentive Plan, as amended, (the “2014 Plan”). The 2014 Plan permits the granting of awards to employees, officers, directors and consultants of the Company and affiliates in the form of options, unit appreciation rights, Restricted Class A Units, unrestricted Class A Units, Performance Awards and awards convertible into or otherwise based on Class A Units. The 2014 Plan gives broad powers to the Company’s board of managers to administer and interpret the 2014 Plan, including the authority to select the individuals to be granted awards and rights to prescribe the particular form and conditions of each award to be granted.

As of December 27, 2020, the Company had 126,000 options available to be issued.

Under the 2014 Plan, the number of common units and exercise price of each option are determined by the board of managers (the “Board”), or a committee designated by the Board. The awards granted are generally exercisable within a 10-year period from the date of grant. As of December 27, 2020, the Company has issued options with time vesting, and other options with time and performance vesting. The Company’s performance condition restricts certain option holders’ ability to exercise vested options until a liquidity event and payback criteria to the Buyer are both met. Because these events, conditions or criteria are not considered probable, no compensation expense related to these unit options was recognized. For unit options granted without performance conditions, the Company records compensation expense on a graded-vesting basis over the vesting period based on the grant-date fair value of the option, determined using the Black-Scholes option pricing valuation model.

PHD GROUP HOLDINGS LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 27, 2020 AND DECEMBER 29, 2019

Options issued and outstanding expire on various dates through the year 2030. The exercise price on all options outstanding as of December 27, 2020, range from $0.44 to $0.74, and the options vest over a range of immediately to five-year periods.

Activity under the 2014 Plan for the year ended December 27, 2020, is as follows:

	Options (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Term (Years)
Outstanding-December 29, 2019	50,835	$0.58	6.8
Granted	2,075	$0.59	9.5
Exercised	(50)	$0.81	—
Cancelled	(742)	$0.73	—

Outstanding-December 27, 2020	52,118	$0.61	5.9

Vested-December 27, 2020	19,973	$0.60	5.2

Vested and expected to vest-December 27, 2020	27,428	$0.62	5.9

Unit Options Valuation - The Company estimates the fair value of unit options without performance conditions on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires estimates of highly subjective assumptions, which greatly affect the fair value of each unit option. The weighted average assumptions used to estimate the fair value of unit options granted during the years ended December 27, 2020 and December 29, 2019 were as follows:

	2020	2019
Fair value of common units	$0.46	$0.46
Risk-free interest rate	0.49%	1.86%
Expected life (years)	6.5	6.5
Expected dividend yield	—	—
Volatility	54.3%	43.8%

Since the Company is not publicly traded, the expected volatility is based on the historical volatility of similar companies whose stock or option prices are publicly available, after considering the industry, stage of life cycle, size, market capitalization, and financial leverage of the other companies. The risk-free interest rate assumption is based on U.S. Treasury interest rates in effect at the time of grant appropriate for the expected term of the unit options granted. As permitted under authoritative guidance, due to the limited amount of option exercises, the Company used the simplified method to compute the expected term for options granted. The Company uses an expected dividend yield of zero in the Black-Scholes option valuation model as there is no anticipation of paying cash dividends in the foreseeable future. The weighted average grant date fair value was $0.22 and $0.18 for options granted during the years ended December 27, 2020 and December 29, 2019, respectively.

The fair value of the Company’s common units was estimated using a two-step process. First, the Company’s enterprise value was established using generally accepted valuation methodologies, including discounted cash flow analysis, comparable public company analysis, and comparable acquisition analysis. Second, the enterprise value was allocated among the securities that comprise the capital structure of the Company using the option-pricing method (“OPM”). The OPM treats all levels of the capital structure as call options on the enterprise’s

PHD GROUP HOLDINGS LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 27, 2020 AND DECEMBER 29, 2019

value, with exercise price based on the “breakpoints” between each of the different claims on the securities. The inputs necessary for the OPM include the current equity value (the enterprise value as previously calculated), breakpoints (the various characteristics for each class of equity, including liquidation preferences and priority distributions, in accordance with the Company’s certificate of incorporation, as amended and restated), term, risk free rate, and volatility. The applied term of 2.5 years and 3.5 years for the 2020 and 2019 valuations, respectively, represents management’s then current estimate of time to an exit event. The applied risk-free rate of 0.2% and 1.6% for the 2020 and 2019 valuations, respectively, is based upon the US treasury yield constant maturity rate corresponding to the time to an exit event as of the date of the valuation. The applied volatility of 64% and 39% for the 2020 and 2019 valuations, respectively, is based on the volatility of a sample of publicly traded companies operating in the Company’s comparable industries.

Unit-Based Compensation Expense - In accordance with FASB ASC Topic 718, Compensation-Stock Compensation, unit-based compensation is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the requisite service period (generally the vesting period of the grant). The Company recognized $1.0 million and $1.3 million of unit-based compensation expense for the years ended December 27, 2020 and December 29, 2019, respectively, with a corresponding increase to additional paid-in-capital. Unit-based compensation expense is calculated based on awards ultimately expected to vest and is reduced for estimated forfeitures. Forfeitures are revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates and an adjustment to unit-based compensation expense will be recognized at that time.

The former Senior VP of Operations resigned effective September 11, 2019. In accordance with the Separation Agreement and Release, certain modifications were made to his unit options awarded in 2014. The primary modification was to extend the permitted time for which the options could be exercised subsequent to termination, from 90 days to December 10, 2024, which is the tenth anniversary of the original awards. The Company recorded a $0.2 million charge to unit-based compensation expense during the year ended December 29, 2019, to reflect the incremental value related to the modifications described herein.

The former Chief Financial Officer resigned effective November 20, 2020. In accordance with the Separation Agreement and Release, certain modifications were made to his unit options awarded in 2015. The primary modification was to extend the permitted time for which the options could be exercised subsequent to termination, from 90 days to May 11, 2025, which is the tenth anniversary of the original awards. The Company recorded a $0.3 million charge to unit-based compensation expense during the year ended December 27, 2020, to reflect the incremental value related to the modifications described herein.

As of December 27, 2020, the unrecognized unit-based compensation expense was $6.2 million, of which $0.8 million will be recognized through fiscal year 2025, and $5.4 million related to performance options will be recognized if and when certain performance criteria are met. The Company records unit-based compensation expense within general and administrative expenses in the consolidated statements of operations as related awards have been granted to a limited number of management employees.

NOTE 11.	OPERATING LEASES

The Company leases retail restaurants, commissaries, and office space under various long-term operating lease agreements. The leases for the Company’s restaurant locations generally have an initial term of 20 years and typically provide for renewal options in five-year increments, as well as rent escalations. These leases expire or become subject to renewal clauses at various dates from 2022 to 2068. Some of the leases provide for base rent, plus additional rent based on gross sales, as defined in each lease agreement. The Company is also generally

PHD GROUP HOLDINGS LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 27, 2020 AND DECEMBER 29, 2019

obligated to pay certain real estate taxes, utilities, building operating expenses, insurance and various other expenses associated with the properties.

The Company does not own the real properties of any of its restaurant or commissary locations.

A summary of rent expense under operating lease agreements is as follows:

	Year Ended
(In thousands)	December 27, 2020	December 29, 2019
Minimum rentals	$19,787	$19,311
Contingent rentals	486	615

Total rental expense	$20,273	$19,926

A schedule by year of future minimum rental payments required under operating leases, excluding contingent rent, that have initial or remaining noncancelable lease terms in excess of one year, as of December 27, 2020, is as follows (in thousands):

Years Ending	Minimum Amount
2021	$19,155
2022	19,793
2023	19,799
2024	20,141
2025	20,064
Thereafter	489,856

Total minimum payments required	$588,808

NOTE 12.	RELATED PARTY TRANSACTIONS

As of December 27, 2020 and December 29, 2019, the related parties’ receivables consisted of a receivable balance due from C&O of $0.2 million and $0.4 million, respectively, which is included in accounts receivable in the consolidated balance sheets.

The Company previously issued 1,449,275 common units to the CEO and President for a unit subscription receivable of $1.0 million. As of December 27, 2020 and December 29, 2019, the Company had $0.5 million and $0.7 million recorded as subscription receivable, respectively.

Also, a member of the Company’s Board of Managers is the founder and CEO of Mobo Systems, Inc. (also known as “Olo”), a platform the Company uses in connection with its mobile ordering application and delivery. The Company incurred $1.2 million in net Olo-related expenses for the year ended December 27, 2020. Of these expenses, $0.7 million were included in cost of goods sold and $0.5 million were included in operating expenses in the consolidated statements of operations. The Company incurred $1.0 million in net Olo-related expenses for the year ended December 29, 2019. Of these expenses, $0.7 million were included in cost of goods sold and $0.3 million were included in operating expenses in the consolidated statements of operations. As of December 27, 2020 and December 29, 2019, $0.2 million and $0.3 million was payable to Olo and was included in accounts payable in the consolidated balance sheets.

PHD GROUP HOLDINGS LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 27, 2020 AND DECEMBER 29, 2019

Additionally, the Company leases 21 real properties from Richard Portillo through his ownership of Richport Property, LLC, pursuant to a sale-leaseback transaction completed in late 2014. Mr. Portillo was the former President, CEO, and Owner of the Company, as comprised at the date of the 2014 purchase. The Company made $7.1 million in rental payments related to the aforementioned 21 locations, during each of the years ended December 27, 2020 and December 29, 2019. Mr. Portillo currently serves as a consultant under an agreement with Portillo’s Holdings, LLC (the “Consulting Agreement”). On August 1, 2020, the Consulting Agreement was extended through July 2021. Under the terms of the Consulting Agreement, $2.0 million is paid annually for various consulting services, which is included in general and administrative expenses in the consolidated statements of operations.

NOTE 13.	CONTINGENCIES

The Company is party to legal proceedings and potential claims arising in the normal conduct of business, including claims related to employment matters, contractual disputes, customer injuries, and property damage. Although the ultimate outcome of these claims and lawsuits cannot be predicted with certainty, management believes that the resulting liability, if any, will not have a material effect on the Company’s consolidated financial statements.

The Company is subject to unclaimed property laws by states in the ordinary course of business. These laws generally require entities to report and remit abandoned and unclaimed property to the state which includes unclaimed wages, gift card funds, vendor payments, and customer refunds. Failure to timely report and remit the property can result in assessments that could include interest and penalties, in addition to the payment of the escheat liability. The Company routinely remits payments to states in compliance with applicable unclaimed property laws. As of each of December 27, 2020 and December 29, 2019, the Company has recorded a $0.9 million loss contingency related to the probable loss that may arise from an obligation to report and deliver unclaimed gift card funds, which is included in accrued expenses in the consolidated balance sheets.

NOTE 14.	EARNINGS (LOSS) PER UNIT

Basic earnings (loss) per unit is computed by dividing net income (loss) available to common unitholders by the weighted-average number of common units outstanding during the year.

Net income (loss) applicable to common unitholders is calculated after deducting any preferred unit accretion.

Diluted earnings (loss) per unit is computed by dividing net income available to common unit holders by the weighted-average number of common units outstanding inclusive of the incentive common units, using the treasury stock method, if dilutive.

For the years ended December 27, 2020 and December 29, 2019, the potential dilutive units related to the incentive common units were not included in the computation of diluted net loss per unit as the effect of including these units in the calculation would have been anti-dilutive.

PHD GROUP HOLDINGS LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 27, 2020 AND DECEMBER 29, 2019

The computations of basic and diluted earnings (loss) per unit for the year ended December 27, 2020 and December 29, 2019 are as follows (in thousands):

	December 27, 2020	December 29, 2019
Net income	$12,263	$5,555
Less: Preferred units accretion	(20,524)	(18,424)

Net loss attributable to common unit holders	$(8,261)	$(12,869)

Units:
Weighted average number of common units outstanding-basic	378,634	378,536
Dilutive unit awards	—	—
Weighted average number of common units outstanding-diluted	378,634	378,536

Basic net loss per unit	$(0.02)	$(0.03)

Diluted net loss per unit	$(0.02)	$(0.03)

The following units were excluded from the calculation of diluted earnings per share because they would be anti-dilutive:

	December 27, 2020	December 29, 2019
Units subject to performance conditions	2,353	427
Units that were antidilutive	2,668	1,498

Total units excluded from diluted income (loss) per share	5,021	1,925

NOTE 15.	COVID-19 PANDEMIC

In December 2019, the COVID-19 disease was reported and in January 2020, the World Health Organization (“WHO”) declared it a Public Health Emergency of International Concern. On February 28, 2020, the WHO raised its assessment of the COVID-19 threat from high to very high at a global level due to the continued increase in the number of cases and affected countries, and on March 11, 2020, the WHO characterized COVID-19 as a pandemic.

As a result of the COVID-19 pandemic, and in response to government mandates or recommendations, as well as decisions the Company made to protect the health and safety of its employees, consumers and communities, the Company temporarily closed the restaurant dining rooms; however, it was able to maintain operations through drive-thru and delivery.

The Company made certain investments during the COVID-19 pandemic related to safety and cleaning equipment and compensation for frontline team members. Finally, given the market uncertainty arising from COVID-19, the Borrower took a precautionary measure and borrowed $40.0 million under its Revolving Facility during the second quarter of 2020, which was fully repaid throughout the remainder of second quarter of 2020.

On April 30, 2020, the Company was granted a loan (the “Loan”) from Wintrust Bank, N.A. in the aggregate amount of $10,000,000, pursuant to the Paycheck Protection Program (the “PPP”) under Division A, Title I of

PHD GROUP HOLDINGS LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 27, 2020 AND DECEMBER 29, 2019

the CARES Act, which was enacted March 27, 2020. On May 5, 2020, the Company repaid the $10.0 million proceeds from the loan.

The Company is closely monitoring the impact of the pandemic on all aspects of its business and is unable at this time to predict the continued impact that COVID-19 will have on its business, financial position and operating results in future periods due to numerous uncertainties.

NOTE 16.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through July 16, 2021, the date the consolidated financial statements were available to be issued. The Company is not aware of any significant or material subsequent event that would require disclosure.

Shares

Class A Common Stock

PRELIMINARY PROSPECTUS

Jefferies

BofA Securities

Piper Sandler

, 2021

Until                , 2021 (25 days after the date of this prospectus), all dealers that buy, sell or trade in shares of these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discount, paid or payable by us in connection with the sale of the Class A common stock being registered. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and the listing fee for the                     .

Amount Paid or to be Paid
SEC registration fee	$	*
FINRA filing fee		*
Stock exchange listing fee		*
Blue sky qualification fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment

Item 14. Indemnification of Officers and Directors.

The Registrant is governed by the DGCL. Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was or is an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that such person’s conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.

The Registrant’s amended and restated bylaws will authorize the indemnification of its officers and directors, consistent with Section 145 of the DGCL, as amended. The Registrant intends to enter into indemnification agreements with each of its directors and executive officers. These agreements, among other things, will require the Registrant to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of the Registrant, arising out of the person’s services as a director or executive officer.

Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original amended and restated certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

The Registrant expects to maintain standard policies of insurance that provide coverage (i) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (ii) to the Registrant with respect to indemnification payments that it may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to the Registrant’s directors and officers by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

The following sets forth information regarding securities sold or issued by the predecessors to the registrant in the three years preceding the date of this registration statement. No underwriters were involved in these sales. There was no general solicitation of investors or advertising, and we did not pay or give, directly or indirectly, any commission or other remuneration, in connection with the offering of these shares. In each of the transactions described below, the recipients of the securities represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions.

LLC	Unit Issuances

(1)	Since August 2018, PHD Group Holdings LLC has issued 2,477,904.83 LLC units to board members in exchange for capital contributions.

(2)

In December 2018, PHD Group Holdings LLC issued 2,173,913.04 LLC units to a management member in exchange for a capital contribution and promissory note payable to PHD Group Holdings LLC. In connection with such issuance, PHD Group Holdings LLC and the management member entered into a promissory note for $1,000,000 whereby any dividends and distributions received from the LLC units will be used to pay off the principal amount under the promissory note.

Option	Grants and Common Stock Issuances

(3)

Since October 2018, PHD Group Holdings LLC has granted to its directors, officers, employees and consultants options to purchase an aggregate of 23,315,176 LLC units under its 2014 Equity Incentive Plan, at exercise prices ranging from $0.58 to $0.78 per share.

(4)	In June 2021, Portillo’s Inc. issued 100 shares of common stock to PHD Group Holdings LLC in exchange for a capital contribution.

The offers, sales and issuances of the securities described in (3) and (4) above were deemed to be exempt from registration in reliance upon Section 4(a)(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions between an issuer not involving any public offering within the meaning of Section 4(a)(2) of the Securities Act or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits:

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

3.1*	Form of Amended and Restated Certificate of Incorporation of Portillo’s Inc. to be in effect prior to the consummation of the offering made under this Registration Statement.

3.2*	Form of Amended and Restated Bylaws of Portillo’s Inc. to be in effect prior to the consummation of the offering made under this Registration Statement.

3.3*	Certificate of Incorporation of Portillo’s Inc., as currently in effect.

3.4*	Bylaws of Portillo’s Inc., as currently in effect.

4.1*	Form of Certificate of Class A Common Stock.

5.1*	Opinion of Weil, Gotshal & Manges LLP.

10.1(a)*	First Lien Credit Agreement, dated as of August 1, 2014, among Portillo’s Holdings, LLC, as Borrower, PHD Intermediate LLC, UBS AG, Stamford Branch, as administrative agent and collateral agent, and the lenders from time to time party thereto.

10.1(b)*	First Amendment to First Lien Credit Agreement, dated as of October 25, 2016, among Portillo’s Holdings, LLC, as Borrower, PHD Intermediate LLC, UBS AG, Stamford Branch, as administrative agent and collateral agent, and the lenders from time to time party thereto.

10.1(c)*	Second Amendment to First Lien Credit Agreement, dated as of May 18, 2018, among Portillo’s Holdings, LLC, as Borrower, PHD Intermediate LLC, UBS AG, Stamford Branch, as administrative agent and collateral agent, and the lenders from time to time party thereto.

10.1(d)*	Third Amendment to First Lien Credit Agreement, dated as of December 6, 2019, among Portillo’s Holdings, LLC, as Borrower, PHD Intermediate LLC, UBS AG, Stamford Branch, as administrative agent and collateral agent, and the lenders from time to time party thereto.

10.2(a)*	Second Lien Credit Agreement, dated as of August 1, 2014, among Portillo’s Holdings, LLC, as Borrower, PHD Intermediate LLC, UBS AG, Stamford Branch, as administrative agent and collateral agent, and the lenders from time to time party thereto.

10.2(b)*	First Amendment to Second Lien Credit Agreement, dated as of October 25, 2016, among Portillo’s Holdings, LLC, as Borrower, PHD Intermediate LLC, UBS AG, Stamford Branch, as administrative agent and collateral agent, and the lenders from time to time party thereto.

10.2(c)*	Second Amendment to Second Lien Credit Agreement, dated as of December 6, 2019, among Portillo’s Holdings, LLC, as Borrower, PHD Intermediate LLC, UBS AG, Stamford Branch, as administrative agent and collateral agent, and the lenders from time to time party thereto.

10.3*	2014 Equity Incentive Plan.

10.4*	Portillo’s Inc. 2021 Equity Incentive Plan.

10.5*	Form of equity award agreement under 2014 Equity Incentive Plan.

10.6*	Form of equity award agreement under Portillo’s Inc. 2021 Equity Incentive Plan.

10.7*	Form of 2021 Executive Officer and Director Indemnification Agreement for Portillo’s Inc.

10.8*	Employment Agreement between PHD Group Holdings LLC and Michael Osanloo, entered into as of August 3, 2018.

Exhibit No.	Description

10.9*	Employment Agreement between PHD Group Holdings LLC and Sherri Abruscato, entered into as of August 1, 2014.

10.10*	Letter Agreement between PHD Group Holdings LLC and Michelle Hook entered into as of November 14, 2020.

10.11*	Letter Agreement between PHD Group Holdings LLC and Jill Waite entered into as of May 22, 2019.

21.1*	List of subsidiaries.

23.1*	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page).

*	To be filed by amendment.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Oak Brook, State of Illinois, on                , 2021.

PORTILLO’S INC.

By:
Name:	Michelle Hook
Title:	Chief Financial Officer and Treasurer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of Michael Osanloo, Michelle Hook and Susan Shelton or any of them, each acting alone, his/her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his/her name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-1 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on                , 2021.

Signature	Title

President, Chief Executive Officer and Director (Principal Executive Officer)
Michael Osanloo

Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)
Michelle Hook

Director
Ann Bordelon

Director
Noah Glass

Director
Gerard J. Hart

Director
Richard K. Lubin

Signature	Title

Director
Joshua A. Lutzker

Director
Michael A. Miles, Jr.